04012771

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Lake Shore Gold Corp.

*CURRENT ADDRESS: P.O. Box 10102
Suite 1650, West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

**FORMER NAME:

**NEW ADDRESS:

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

FILE NO. 82- 34769 FISCAL YEAR

• Complete for initial submissions only ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: [signature]

DAT : 2/18/04

SCHEDULE "A"

LAKE SHORE GOLD CORP.

VOLUME 1

SCHEDULE "A"
Lake Shore Gold Corp.
(the "Company")

1. Material Change Reports

i.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 118(1) of the Securities Act (Alberta)	August 23, 2003
ii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	July 31, 2003
iii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	July 29, 2003
iv.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under 118(1) of the Securities Act (Alberta)	June 9, 2003
v.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under 118(1) of the Securities Act (Alberta)	January 14, 2003
vi.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 118(1) of the Securities Act (Alberta)	December 18, 2002
vii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	December 17, 2002
viii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and Under Section 146 of the Securities Act (Alberta)	August 8, 2002
ix.	Material Change Report Under Section 85(1) of the Act	June 13, 2002
x.	Material Change Report Under Section 85(1) of the Act	June 7, 2002
xi.	Material Change Report Under Section 85(1) of the Act	March 12, 2002

2. News Releases

i.	Lake Shore Gold Corp. Drilling Expands Timmins Gold Resource High Gold Recoveries from Metallurgical Testing	January 8, 2004
ii.	Lake Shore Gold Reports More Timmins Gold Property Results and Updates from the Thunder Creek-Bazooka-Highway Projects Ontario – Quebec	December 3, 2003
iii.	Lake Shore Options Highway Gold Property Beatty Township, Ontario	November 19, 2003
iv.	Lake Shore Options Thunder Creek Property Adjoining the Timmins Gold Project, Ontario	November 12, 2003
v.	First Drill Assays Positive Ultramafic Zone Returns Excellent Grades and Widths Timmins Gold Project, Ontario	October 8, 2003
vi.	Lake Shore Acquires Bazooka Gold Deposit Beauchastel Township, Quebec	September 23, 2003
vii.	Lake Shore Gold Grants Stock Options	September 10, 2003

viii.	Lake Shore Adds More Drills to and Doubles the Budget at the Timmins Gold Project, Ontario	September 5, 2003
ix.	Lake Shore Gold Closes $2.67 Million Financing	August 22, 2003
x.	Lake Shore Closes a $350,000 Financing	July 31, 2003
xi.	Lake Shore Gold Proposes a $2 Million Financing	July 29, 2003
xii.	Lake Shore Commences Drilling Program on Timmins High-Grade Gold Project,Ontario	July 17, 2003
xiii.	Lake Shore Gold Announces a $350,000 Financing	July 15, 2003
xiv.	Lake Shore Gold Appoints New Vice President, Exploration	June 9, 2003
xv.	Lake Shore Options Timmins Area High-Grade Gold Property	May 27, 2003
xvi.	Annual General Meeting	March 19, 2003
xvii.	Lake Shore Gold Closed a $1.2 Million Financing	January 30, 2003
xviii.	Lake Shore Launches 2003 Gold Program Exploration Update Northern Ontario Gold Properties	January 14, 2003
xix.	Lake Shore Gold Appoints New President and Proposes a $1.2 Million Financing	January 14, 2003
xx.	Aurora Platinum Acquires Controlling Interest in Lake Shore Gold Corp. in Exchange for Mineral Assets	December 17, 2002
xxi.	Aurora Platinum to Acquire Controlling Interest in Consolidated Takepoint in Exchange for Mineral Assets	July 31, 2002
xxii.	Consolidation, Name Change and Continuation, Trading Halt	June 24, 2002
xxiii.	Exercise of 1,000,000 Warrants	June 13, 2002
xxiv.	News Release	May 30, 2002
xxv.	Announcement of New Board of Directors and Proposed 3 for 1 Share Consolidation	March 12, 2002

3. Financial Statements and Annual Information Form

i.	Computershare Report Confirmation Letter	November 28, 2003
ii.	Computershare Report Confirmation Letter	August 28, 2003
iii.	Form 51-901 F – Schedule A	August 28, 2003
iv.	Form 51-901 F – Schedule B&C	August 28, 2003
v.	Computershare Report Confirmation Letter	May 28, 2003
vi.	Form 51-901 F – Schedule A	May 28, 2003
vii.	Form 51-901 F – Schedule B&C	May 28, 2003
viii.	Form 51-901 F – Schedule A	April 23, 2003
ix.	Form 51-901 F – Schedule B&C	April 23, 2003
x.	Annual Information Form	April 7, 2003
xi.	Consolidated Takepoint Ventures Ltd. Report Confirmation Letter	November 25, 2002
xii.	Form 51-901 F – Schedule A	November 25, 2002
xiii.	Form 51-901 F – Schedule B&C	November 25, 2002
xiv.	Form 51-901 F – Schedule B & C	September 30, 2002
xv.	Form 51-901 F – Schedule A	September 20, 2002
xvi.	Takepoint Ventures Ltd. Report Confirmation Letter	May 28, 2002
xvii.	Form 51-901 F – Schedule A	May 27, 2002
xviii.	Form 51-901 F – Schedule B & C	May 27, 2002
xix.	Consolidated Takepoint Ventures Ltd. Report Confirmation Letter	March 4, 2002
xx.	Form 51-901 F – Schedule A	February 26, 2002
xxi.	Form 51-901 F – Schedule A	February 26, 2002
xxii.	Form 51-901 F – Schedule B&C	February 26, 2002
xxiii.	Annual Report	2002
xxiv.	Annual Information Form	November 12, 2002

4. Annual General Meeting Material

i.	Notice of Annual Meeting of Shareholders	June 4, 2003
ii.	Proxy Solicited by Management of the Company for the Annual Meeting of Shareholders	June 4, 2003
iii.	Computershare Annual Meeting Advisement Letter	April 25, 2003
iv.	Management Information Circular	April 14, 2003
v.	Computershare Annual General Meeting Advisement Letter	March 20, 2003
vi.	Lake Shore Gold Annual General Meeting Letter of Advisement to the BC, Alberta, & Yukon Securities Commisions	March 19, 2003
vii.	DuMoulin Black Letter of Advisement of Annual General Meeting	October 8, 2002

5. Special Meeting Material

i.	Proxy Solicited by Management of the Company for the Annual General and Special Meeting of Shareholders	December 3, 2002
ii.	CIBC Mellon Letter of Advisement of Annual General and Special Meeting of the Shareholders	November 7, 2002
iii.	Notice of Annual General and Special Meeting of Shareholders	October 15, 2002
iv.	Information Circular	October 15, 2002
v.	Conolidated Takepoint Ventures Letter of Advisement of Annual General and Special Meeting	October 8, 2002

6. Filings with the TSXV and/or BC Securities Commission (not already listed)

i.	Beneficial Shareholder Request for Interim Financial Statements	2003
ii.	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities	2003
iii.	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities	August 11, 2003
iv.	Lake Shore Letter to the Quebec, B.C. and Alberta Securities Commissions	July 14, 2003
v.	Certificate of Author	March 8, 2003
vi.	Consent of Author	March 8, 2003
vii.	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities	January 31, 2003
viii.	Consent of Author	January 3, 2003
ix.	Certificate of Author	January 3, 2003
x.	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities	December 18, 2002
xi.	Report Pursuant to Section 101 of the Securities Act (Ontario) Section 111 of the Securities Act (BC) Section 141 of the Securities Act (Alberta) National Instrument 62-103	December 17, 2002
xii.	Lake Shore Gold Letter of Completion to the BC Securities Commission	December 16, 2002
xiii.	Consolidated Takepoint ventures Ltd. Report to Shareholders	June 2002
xiv.	Notice Pursuant to Section 3.1(2) of Multilateral Instrument 45-102("MI 45-102")	November 18, 2002
xv.	Letter from G. Ross McDonald to the BC and Alberta Securities Commissions and to the TSX Venture Exchange	November 1, 2002
xvi.	Letter from DuMoulin Black to the BC and Alberta Securities Commissions	October 18, 2002
xvii.	Letter of Consent from L.D.S. Winter to the BC and Alberta Securities Commissions and to the TSX Venture Exchange	October 2002
xviii.	Deloitte and Touche Letter to the BC and Alberta Securities Commissions, G. Ross McDonald and to Consolidated Takepoint Ventures	September 27, 2002
xix.	Letter from G. Ross McDonald to the BC and Alberta Securities	September 23, 2002

	Commissions, Deloitte and Touche and to Consolidated Takepoint Ventures	
xx.	Notice of Change of Auditor	September 20, 2002
xxi.	Geological Report	September 16, 2002
xxii.	Report Pursuant to Section 101 of the Securities Act (Ontario) Section 111 of the Securities Act (BC) Section 141 of the Securities Act (Alberta) National Instrument 62-103	January 30, 2002

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

LAKE SHORE GOLD CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6
Telephone: (604) 669 3533

ITEM 2. DATE OF MATERIAL CHANGE

August 20, 2003

ITEM 3. PRESS RELEASE

Issued August 22, 2003

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced today that the proposed private placement disclosed on July 29, 2003 has closed and it has received gross proceeds of $2,671,689. Subscribers elected to purchase 3,566,699 flow through and 250,000 non-flow through units at $0.70 per unit.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

**ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)**

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact:	Thomas W. Beattie
Telephone:	604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Director

DATED at Vancouver, British Columbia, this ...

LAKE SHORE GOLD CLOSES $2.67 MILLION FINANCING

Not for Distribution to United States newswire services or for dissemination in the United States

August 22, 2003

Vancouver, BC – Lake Shore Gold Corp. (LSG-TSXV) announced today that the proposed private placement disclosed on July 29, 2003 has closed and it has received gross proceeds of $2,671,689. Subscribers elected to purchase 3,566,699 flow through and 250,000 non-flow through units at $0.70 per unit.

Each flow-through unit consisted of one flow-through common share and one-half of a non flow-through common share purchase warrant. Each non flow-through unit consisted of one common share and one-half of a non flow-through common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.85 during the first year and for $1.20 during the second year after closing.

Net proceeds from the sale of the private placement will be used by Lake Shore Gold for ongoing exploration and development programs and general working capital, subject to flow through funding expenditure requirements. Lake Shore Gold has agreed to expend a minimum of 50% of the proceeds from the flow-through units on qualifying activities in the province of Ontario.

Octagon Capital Corporation acted as agent for the financing and was paid a cash commission of $177,218 and received a working fee of $9,805 plus 381,680 broker warrants. Each broker warrant entitles the holder to purchase one common share at a price of $0.84 within 12 months after closing.

A director of the Company purchased 42,800 flow through units, an officer purchased 20,000 flow through units, and an associate of an insider purchased 35,700 flow through units.

Lake Shore Gold is exploring for precious metals in the Archean Superior Province in Ontario and Québec. The Company is 49% owned by Aurora Platinum Corp.

-30-

Daniel G. Innes, President or Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 669 3533 (604) 688-5175
www.lsgold.com - e-mail: info@lsgold.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

LAKE SHORE GOLD CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6
Telephone: (604) 669 3533

ITEM 2. DATE OF MATERIAL CHANGE

July 31, 2003

ITEM 3. PRESS RELEASE

Issued January 31, 2003

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced announced that the proposed private placement disclosed on July 15, 2003 has closed and it has received gross proceeds of $350,000 through the sale of 530,304 units at $0.66 per unit.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact:	Thomas W. Beattie
Telephone:	604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Director

DATED at Vancouver, British Columbia, this 31th day of July 2003

LAKE SHORE CLOSES A $350,000 FINANCING

July 31, 2003

Vancouver, B.C. – **Lake Shore Gold Corp. (TSX-V)** today announced that the proposed private placement disclosed on July 15, 2003 has closed and it has received gross proceeds of $350,000 through the sale of 530,304 units at $0.66 per unit.

Each unit consisted of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.85 during the first year and at $1.20 during the second year. All securities issued pursuant to the private placement are subject to a four-month hold period, which expires on December 1, 2003. Gross proceeds of the placement will be used for ongoing exploration on the Abitibi Project in the Province of Québec.

The sole subscriber was SIDEX, Limited Partnership, a mining fund which is part of an initiative created by the Government of the Province of Québec and the Solidarity Fund QFL to promote the diversification of exploration.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company is 57.06% owned by Aurora Platinum Corp.

- 30 -

For more information please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 669 3533 (604) 688-5175
www.lsgold.com
e-mail: info@lsgold.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

LAKE SHORE GOLD CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6
Telephone: (604) 669 3533

ITEM 2. DATE OF MATERIAL CHANGE

July 29, 2003

ITEM 3. PRESS RELEASE

Issued January 29, 2003

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced that it proposes to raise up to $2 million by way of private placement. Subscribers may elect to purchase flow-through units or non flow-through units at $0.70 per unit. Each flow-through unit will consist of one flow-through common share and one-half of a non flow-through common share purchase warrant. Each non flow-through unit will consist of one common share and one-half common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.85 during the first year and for $1.20 during the second year after closing.

Gross proceeds from the private placement will, subject to regulatory approval, be used by Lake Shore Gold for ongoing exploration and development programs and general working capital. Lake Shore Gold has agreed to expend 50% of the proceeds from the flow-through units on qualifying activities in the province of Ontario and 50% in the province of Québec.

Octagon Capital has the right to increase the amount of the offering from $2 million to $3 million by giving written notice to the Company prior to the closing (the "Over-Allotment Option").

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thomas W. Beattie
Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Director

DATED at Vancouver, British Columbia, this 29th day of July 2003

LAKE SHORE GOLD PROPOSES A $2 MILLION FINANCING

Not for Distribution to United States newswire services or for dissemination in the United States

July 29, 2003

Vancouver, BC – Lake Shore Gold Corp. (LSG-TSXV) announced today that it proposes to raise up to $2 million by way of private placement. Subscribers may elect to purchase flow-through units or non flow-through units at $0.70 per unit. Each flow-through unit will consist of one flow-through common share and one-half of a non flow-through common share purchase warrant. Each non flow-through unit will consist of one common share and one-half common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.85 during the first year and for $1.20 during the second year after closing.

Gross proceeds from the private placement will, subject to regulatory approval, be used by Lake Shore Gold for ongoing exploration and development programs and general working capital. Lake Shore Gold has agreed to expend 50% of the proceeds from the flow-through units on qualifying activities in the province of Ontario and 50% in the province of Québec.

Octagon Capital Corporation will act as agent for the financing on a best efforts basis and be paid a cash commission of 7% of gross proceeds from the sale of all units and receive broker warrants equal to 10% of the total number of units sold. Each broker warrant will entitle the holder to purchase one common share at a price of $0.84 within 12 months after closing.

Octagon Capital has the right to increase the amount of the offering from $2 million to $3 million by giving written notice to the Company prior to the closing (the "Over-Allotment Option"). The securities sold pursuant to the Over-Allotment Option will be comprised of any combination of non flow-through units and flow-through units, priced at $0.70 per unit, to the extent that the Company identifies additional expenditures that qualify as flow-through expenditures. Certain directors, officers or other insiders of Lake Shore Gold may participate in the proposed financing.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Lake Shore Gold is exploring for precious metals in the Archean Superior Province in Ontario and Québec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

Daniel G. Innes, President or Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 669 3533 (604) 688-5175
www.lsgold.com - e-mail: info@lsgold.com

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

LAKE SHORE GOLD CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6
Telephone: (604) 669 3533

ITEM 2. DATE OF MATERIAL CHANGE

May 27, 2003

ITEM 3. PRESS RELEASE

Issued June 9, 2003

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company announced today that the board of directors has appointed Dr. Michael J. Byron as Vice President, Exploration.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thomas W. Beattie
Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Thomas W. Beattie, Director

DATED at Vancouver, British Columbia, this 9th day of June 2003

LAKE SHORE GOLD APPOINTS NEW VICE PRESIDENT, EXPLORATION

June 9, 2003

Vancouver, B.C. - Lake Shore Gold Corp. (LSG–TSXV) announced today that the board of directors has appointed Dr. Michael J. Byron as Vice President, Exploration.

Dr. Byron has over 16 years of international experience as a geological consultant. Mike has managed exploration programs and geological studies for numerous major, mid-size and junior resource companies and research institutions, including Southwestern Resources Corp., Canabrava Diamond Corporation, Falconbridge Limited and Inco Limited. He is also Vice President, Exploration of Aurora Platinum Corp., which owns 58.5% of Lake Shore Gold.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Quebec. The Company has a portfolio of 29 properties covering more than 43,000 hectares in various geological environments and Option/Joint Venture agreements on a number of these properties.

-30-

For more information, please contact:
Daniel G. Innes, President
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669 3533 (604) 688-5175
www.lsgold.com
e-mail: info@lsgold.com

Michael J. Byron, VP Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 - Fax (705) 525-7701

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

LAKE SHORE GOLD CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
V7Y 1C6
Telephone: (604) 669 3533

ITEM 2. DATE OF MATERIAL CHANGE

January 14, 2003

ITEM 3. PRESS RELEASE

Issued January 14, 2003

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company is pleased to announce today that the board of directors has appointed Daniel G. Innes as President and Director of the Company effective immediately.

Lake Shore Gold also announced today that it proposes to raise up to $1.2 million by way of private placement. Subscribers may elect to purchase flow through units or non-flow through units at $1.00 per unit. Each flow through unit will consist of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit will consist of one common share and one common share purchase warrant. One whole share purchase warrant will entitle the holder to buy one common share for $1.30 within 12 months after closing.

Gross proceeds of up to $1.2 million from the private placement will, subject to regulatory approval, be used by Lake Shore Gold for ongoing exploration and development programs and general working capital, subject to flow through funding expenditure requirements. Haywood Securities Inc. will act as agent for the financing on a best efforts basis and be paid a cash commission of 7.0% of gross proceeds from the sale of all units and receive broker warrants equal to 10% of the total number of units sold. Each broker warrant will entitle the holder to purchase one common share at a price of $1.20 within 12 months after closing.

Aurora Platinum Corp., which currently holds 61.23% of the outstanding shares of Lake Shore Gold, has decided to purchase up to 200,000 non flow-through units. If the placement is fully subscribed, Aurora will hold 58.8% of the outstanding shares of Lake Shore Gold. In December 2002 the shareholders of Lake Shore Gold approved an acquisition agreement that granted Aurora the right to maintain a 58% of equity interest in Lake Shore Gold. Pursuant to TSX Venture Exchange Policy, Aurora's participation in the private placement is classified as a "related party transaction". Lake Shore Gold has determined that exemptions from various requirements of Appendix 5B to the TSX Venture Exchange policies are available. Given the existence of these exemptions and the fact that the financing will close as soon as possible, the private placement may close less than 21 days after the filing of the material change report required by Appendix 5B.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact:	Thomas W. Beattie
Telephone:	604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Thomas W. Beattie, V.P., Corporate Development

DATED at Vancouver, British Columbia, this 14th day of January 2003

LAKE SHORE GOLD APPOINTS NEW PRESIDENT AND PROPOSES A $1.2 MILLION FINANCING

Not for Distribution to United States newswire services or for dissemination in the United States

January 14, 2003

Vancouver, BC – Lake Shore Gold Corp. (LSG-TSXV) announced today that the board of directors has appointed Daniel G. Innes as President and Director of the Company effective immediately.

Mr. Innes, also President and a director of Aurora Platinum Corp. and Vice President, Exploration and a director of Southwestern Resources Corp., has over 30 years of experience and has worked in a variety of metal environments in many parts of the world. The board wishes to thank Mr. Paterson for his contribution to the recent restructuring of Lakeshore Gold. Mr. Paterson, who will remain as a director on Lakeshore Gold's Board, is President and a director of Southwestern Resources Corp. and of Superior Diamonds Inc.

Lake Shore Gold also announced today that it proposes to raise up to $1.2 million by way of private placement. Subscribers may elect to purchase flow through units or non-flow through units at $1.00 per unit. Each flow through unit will consist of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit will consist of one common share and one common share purchase warrant. One whole share purchase warrant will entitle the holder to buy one common share for $1.30 within 12 months after closing.

Gross proceeds of up to $1.2 million from the private placement will, subject to regulatory approval, be used by Lake Shore Gold for ongoing exploration and development programs and general working capital, subject to flow through funding expenditure requirements. Haywood Securities Inc. will act as agent for the financing on a best efforts basis and be paid a cash commission of 7.0% of gross proceeds from the sale of all units and receive broker warrants equal to 10% of the total number of units sold. Each broker warrant will entitle the holder to purchase one common share at a price of $1.20 within 12 months after closing.

Aurora Platinum Corp., which currently holds 61.23% of the outstanding shares of Lake Shore Gold, has decided to purchase up to 200,000 non flow-through units. If the placement is fully subscribed, Aurora will hold 58.8% of the outstanding shares of Lake Shore Gold. In December 2002 the shareholders of Lake Shore Gold approved an acquisition agreement that granted Aurora the right to maintain a 58% of equity interest in Lake Shore Gold. Pursuant to TSX Venture Exchange Policy, Aurora's participation in the private placement is classified as a "related party transaction". Lake Shore Gold has determined that exemptions from various requirements of Appendix 5B to the TSX Venture Exchange policies are available. Given the existence of these exemptions and the fact that the financing will close as soon as possible, the private placement may close less than 21 days after the filing of the material change report required by Appendix 5B.

Lake Shore Gold's board of directors views Aurora's participation in the proposed financing as advantageous to Lake Shore and the directors of Aurora have decided to reduce the dilutive effect of the financing on its holdings by participating in the placement. Certain directors, officers or other insiders of Aurora or Lake Shore also may participate in the proposed financing.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United State Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Lake Shore Gold is exploring for precious metals in the Archean Superior Province, northwestern Ontario. The Company has a portfolio of 12 properties covering over 29,000 hectares. All of these properties contain gold mineralization in various environments.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

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For more information, please contact:
Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669 3533 (604) 688-5175

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

LAKE SHORE GOLD CORP. (the "**Issuer**")
P. O. Box 54060 Pacific Centre
Suite 1515
700 West Pender Street
Vancouver, British Columbia V7Y 1C6
Telephone: (604) 806-0667

ITEM 2. DATE OF MATERIAL CHANGE

December 17, 2002

ITEM 3. PRESS RELEASE

Issued December 17, 2002

ITEM 4. SUMMARY OF MATERIAL CHANGE

Lake Shore Gold Corp. (LSG-TSXV) and Aurora Platinum Corp. ("**Aurora**") have completed the transactions set out in the parties' Acquisition Agreement dated September 15, 2002 whereby the Issuer acquired interests in certain mineral claims and related rights (the "Mineral Assets") held by Aurora in exchange for the Issuer issuing to Aurora 13,000,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants (the "Acquisition Warrants"). The acquisition of the Mineral Assets constituted a reverse takeover ("RTO") transaction for the Issuer under the policies of the TSX Venture Exchange (the "Exchange"). The Issuer also completed a private placement to raise $1,000,000, changed its auditors to Deloitte & Touche LLP and adopted a stock option plan.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thomas W. Beattie, Director

Telephone: (604) 669-2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Thomas W. Beattie, Director

DATED at Vancouver, British Columbia, this 18th day of December 2002.

AURORA PLATINUM CORP.
LAKE SHORE GOLD CORP.

AURORA PLATINUM ACQUIRES CONTROLLING INTEREST IN LAKE SHORE GOLD CORP. IN EXCHANGE FOR MINERAL ASSETS

December 17, 2002

Vancouver, B.C. – Aurora Platinum Corp. (ARP-TSXV) and **Lake Shore Gold Corp. (LSG-TSXV)** have completed the transactions set out in the parties' Acquisition Agreement dated September 15, 2002 whereby Lake Shore acquired interests in certain mineral claims and related rights (the "Mineral Assets") held by Aurora in exchange for Lake Shore issuing to Aurora 13,000,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants (the "Acquisition Warrants"). The acquisition of the Mineral Assets constituted a reverse takeover ("RTO") transaction for Lake Shore under the policies of the TSX Venture Exchange (the "Exchange").

Lake Shore, formerly Consolidated Takepoint Ventures Ltd., is anticipated to resume trading on the Exchange under the symbol LSG at the opening of trading on Wednesday December 18, 2002.

Concurrent with and part and parcel of the acquisition of the Mineral Assets and the RTO, Lake Shore *completed a private placement (the "Private Placement") and raised* $1 *million through the sale of* 5,555,556 units at $0.18 per unit. Each unit consisted of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.36 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the Mineral Assets and for general corporate purposes. Haywood Securities Inc. acted as agent in the Private Placement and received a cash commission of 7.5% of the gross proceeds and 555,555 agent's warrants.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. Each Acquisition Warrant will allow Aurora to purchase one share of Lake Shore for $0.24 for two years from issuance.

As *disclosed in the News Release dated July* 31, *2002, all of the directors* of Lake Shore except Anthony Harvey resigned from the Board of Directors of Lake Shore upon completion of the RTO, and John G. Paterson, Thomas W. Beattie, and Michael D. Winn, nominees of Aurora, were appointed to the Board of Directors of Lake Shore In addition, John G. Paterson has been appointed as President, Parkash K. Athwal as Chief Financial Officer and Susy Horna as Secretary.

Lake Shore currently has 21,231,857 shares outstanding (28,205,190 shares on a fully diluted basis). The 13,000,000 Acquisition Shares held by Aurora represent 61.23% of the said outstanding shares and 46.09% of the shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora has the right to maintain a 58% equity interest in Lake Shore by participating in further equity financings so long as Aurora holds at least 20% of the issued shares of Lake Shore.

Lake Shore has adopted a stock option plan and shareholders approved that 4,246,373 shares may be issued under the plan, of which 3,090,000 were granted at the closing of the RTO. Also, the auditors of Lake Shore were changed from G. Ross McDonald to Deloitte & Touche LLP effective as of the closing and the Company's financial year end changed from June 30 to December 31.

The Mineral Assets which Lake Shore acquired comprise (a) interests in 72 claim blocks (covering 940 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to related proprietary geophysical, geological and structural information. Pursuant to the Acquisition Agreement, Lake Shore has certain mineral exploration and development rights in the area, except kimberlites and diamonds, subject to certain back-in rights and a 1.5% net smelter return royalty held by a third party.

Independent geophysical consultants for Aurora reviewed and compiled proprietary airborne magnetic/electromagnetic data over all of the claim blocks. Mineral targets were modelled from the proprietary airborne data and geological data compilation. A helicopter and fixed wing supported geological reconnaissance program was conducted from June to September 2002. Geological mapping, prospecting, lithogeochemical sampling and glacial till sampling was conducted as part of the exploration program. Significant exploration activity in some of the claim areas has been conducted by a number of other companies.

The properties acquired by Lake Shore are prospective for shear-hosted gold deposits, volcanogenic massive sulphide deposits and other base metal deposits associated with layered mafic-ultramafic complexes. A two phase exploration program for the property is recommended with an expenditure of $408,000 in Phase 1 for linecutting and ground geophysical surveying followed by a $600,000 Phase II drilling program depending on the results obtained in the Phase I program.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has properties under option with Falconbridge Limited in Sudbury District (Foy and Footwall properties) and option with Inco Limited (AEM Project) covering a large area in Northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring a number of the 100% owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the businesses of Lake Shore and Aurora. Actual results may differ materially from those currently anticipated in such statements.

- 30 -

For more information, please contact:
Daniel G. Innes, President
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

For more information, please contact:
Thomas W. Beattie, Director
Lake Shore Gold Corp.
PO Box 54060
Suite 1515, 700 West Pender Street
Vancouver, BC V6C 3P4, Canada
Tel. (604) 806-0667/Fax (604) 688-5175

BCF 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE SECURITIES ACT (B.C.)
MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1. REPORTING ISSUER

AURORA PLATINUM CORP. (the "**Company**")
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia V7Y 1C6
Telephone: (604) 669 2525

ITEM 2. DATE OF MATERIAL CHANGE

December 17, 2002

ITEM 3. PRESS RELEASE

Issued December 17, 2002

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company and **Lake Shore Gold Corp. (LSG-TSXV)** have completed the transactions set out in the parties' Acquisition Agreement dated September 15, 2002 whereby Lake Shore acquired interests in certain mineral claims and related rights (the "Mineral Assets") held by Aurora in exchange for Lake Shore issuing to Aurora 13,000,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants (the "Acquisition Warrants"). The acquisition of the Mineral Assets constituted a reverse takeover ("RTO") transaction for Lake Shore under the policies of the TSX Venture Exchange (the "Exchange").

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

SEE ATTACHED NEWS RELEASE

ITEM 6. RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 75(3) OF THE SECURITES ACT (ONTARIO)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. DIRECTOR/SENIOR OFFICER

Contact: Thmas W. Beattie, Vice President, Corporate Development

Telephone: 604 669 - 2525

ITEM 9. STATEMENT OF SENIOR OFFICER/DIRECTOR

The foregoing accurately discloses the material change referred to herein.

"Thomas W. Beattie"
Thomas W. Beattie, Vice President, Corporate Development

DATED at Vancouver, British Columbia, this 17th day of December 2002.

AURORA PLATINUM CORP.
LAKE SHORE GOLD CORP.

AURORA PLATINUM ACQUIRES CONTROLLING INTEREST IN LAKE SHORE GOLD CORP. IN EXCHANGE FOR MINERAL ASSETS

December 17, 2002

Vancouver, B.C. – Aurora Platinum Corp. (ARP-TSXV) and **Lake Shore Gold Corp. (LSG-TSXV)** have completed the transactions set out in the parties' Acquisition Agreement dated September 15, 2002 whereby Lake Shore acquired interests in certain mineral claims and related rights (the "Mineral Assets") held by Aurora in exchange for Lake Shore issuing to Aurora 13,000,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants (the "Acquisition Warrants"). The acquisition of the Mineral Assets constituted a reverse takeover ("RTO") transaction for Lake Shore under the policies of the TSX Venture Exchange (the "Exchange").

Lake Shore, formerly Consolidated Takepoint Ventures Ltd., is anticipated to resume trading on the Exchange under the symbol LSG at the opening of trading on Wednesday December 18, 2002.

Concurrent with and part and parcel of the acquisition of the Mineral Assets and the RTO, Lake Shore completed a private placement (the "Private Placement") and raised $1 million through the sale of 5,555,556 units at $0.18 per unit. Each unit consisted of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.36 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the Mineral Assets and for general corporate purposes. Haywood Securities Inc. acted as agent in the Private Placement and received a cash commission of 7.5% of the gross proceeds and 555,555 agent's warrants.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. Each Acquisition Warrant will allow Aurora to purchase one share of Lake Shore for $0.24 for two years from issuance.

As disclosed in the News Release dated July 31, 2002, all of the directors of Lake Shore except Anthony Harvey resigned from the Board of Directors of Lake Shore upon completion of the RTO, and John G. Paterson, Thomas W. Beattie, and Michael D. Winn, nominees of Aurora, were appointed to the Board of Directors of Lake Shore In addition, John G. Paterson has been appointed as President, Parkash K. Athwal as Chief Financial Officer and Susy Horna as Secretary.

Lake Shore currently has 21,231,857 shares outstanding (28,205,190 shares on a fully diluted basis). The 13,000,000 Acquisition Shares held by Aurora represent 61.23% of the said outstanding shares and 46.09% of the shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora has the right to maintain a 58% equity interest in Lake Shore by participating in further equity financings so long as Aurora holds at least 20% of the issued shares of Lake Shore.

Lake Shore has adopted a stock option plan and shareholders approved that 4,246,373 shares may be issued under the plan, of which 3,090,000 were granted at the closing of the RTO. Also, the auditors of Lake Shore were changed from G. Ross McDonald to Deloitte & Touche LLP effective as of the closing and the Company's financial year end changed from June 30 to December 31.

The Mineral Assets which Lake Shore acquired comprise (a) interests in 72 claim blocks (covering 940 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to related proprietary geophysical, geological and structural information. Pursuant to the Acquisition Agreement, Lake Shore has certain mineral exploration and development rights in the area, except kimberlites and diamonds, subject to certain back-in rights and a 1.5% net smelter return royalty held by a third party.

Independent geophysical consultants for Aurora reviewed and compiled proprietary airborne magnetic/electromagnetic data over all of the claim blocks. Mineral targets were modelled from the

proprietary airborne data and geological data compilation. A helicopter and fixed wing supported geological reconnaissance program was conducted from June to September 2002. Geological mapping, prospecting, lithogeochemical sampling and glacial till sampling was conducted as part of the exploration program. Significant exploration activity in some of the claim areas has been conducted by a number of other companies.

The properties acquired by Lake Shore are prospective for shear-hosted gold deposits, volcanogenic massive sulphide deposits and other base metal deposits associated with layered mafic-ultramafic complexes. A two phase exploration program for the property is recommended with an expenditure of $408,000 in Phase 1 for linecutting and ground geophysical surveying followed by a $600,000 Phase II drilling program depending on the results obtained in the Phase I program.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has properties under option with Falconbridge Limited in Sudbury District (Foy and Footwall properties) and option with Inco Limited (AEM Project) covering a large area in Northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring a number of the 100% owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the businesses of Lake Shore and Aurora. Actual results may differ materially from those currently anticipated in such statements.

- 30 -

For more information, please contact:
Daniel G. Innes, President
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

For more information, please contact:
Thomas W. Beattie, Director
Lake Shore Gold Corp.
PO Box 54060
Suite 1515, 700 West Pender Street
Vancouver, BC V6C 3P4, Canada
Tel. (604) 806-0667/Fax (604) 688-5175

BC FORM 53-901.F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 146 OF THE ALBERTA SECURITIES ACT

ITEM 1. REPORTING ISSUER

Consolidated Takepoint Ventures Ltd.
P. O. Box 48778, Bentall Station
Vancouver, BC
V7X 1A6

ITEM 2. DATE OF MATERIAL CHANGE

July 29, 2002

ITEM 3. PRESS RELEASE

Issued on July 31, 2002.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Issuer and Aurora Platinum Corp. ("**Aurora**") have entered into an agreement (the "Acquisition Agreement") dated July 29, 2002 regarding the Issuer's proposed acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by Aurora in exchange for the Issuer issuing to Aurora 13,000,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants ("Acquisition Warrants"). Each Acquisition Warrant will allow Aurora to acquire one common share of the Issuer for $0.24 within 2 years from the date of closing. As the acquisition of the Mineral Assets will constitute a change of control of the Issuer, the transaction will be treated as a reverse takeover ("RTO") of the Issuer under the policies of the TSX Venture Exchange (the "Exchange") and it is anticipated that the securities issued to Aurora will be subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws.

Concurrent with and part and parcel of the acquisition of the Mineral Assets and the RTO, the Issuer proposes to complete a private placement (the "Private Placement") to raise up to $1 million through the sale of up to 5,555,556 units at $0.18 per unit. Each unit will consist of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.36 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the mineral interests to be acquired from Aurora and for general corporate purposes. The Private Placement is subject to Exchange acceptance.

The Mineral Assets that the Issuer intends to acquire are comprised of a number of claim blocks staked by Aurora in an area of northern Ontario ("Area of Interest") and rights to certain proprietary geophysical, geological and structural information in the Area of Interest. The Issuer will have non-exclusive exploration and development rights in the Area of Interest for all metals and minerals except kimberlites/diamonds, subject to certain back-in rights and a 1.5% net smelter return royalty held by a third party, to a maximum royalty of $2.5 million per mine developed.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

See attached news release.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

RELIANCE ON SECTION 85(2) OF THE SECURITES ACT (BRITISH COLUMBIA)
RELIANCE ON SECTION 118(2) OF THE SECURITES ACT (ALBERTA)

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. SENIOR OFFICERS

Contact: Anthony R. Harvey, Director
Telephone: (604) 608-5878

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

"Anthony R. Harvey"
Anthony R. Harvey, Director

DATED at Vancouver, BC, this 8th day of August, 2002.

AURORA PLATINUM CORP.
CONSOLIDATED TAKEPOINT VENTURES LTD.

AURORA PLATINUM TO ACQUIRE CONTROLLING INTEREST IN CONSOLIDATED TAKEPOINT IN EXCHANGE FOR MINERAL ASSETS

July 31, 2002

Vancouver, B.C. – Aurora Platinum Corp. ("Aurora") (ARP-TSX Venture) and **Consolidated Takepoint Ventures Ltd. ("Takepoint") (CTK-TSX Venture)** have entered into an agreement (the "Acquisition Agreement") dated July 29, 2002 regarding Takepoint's proposed acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by Aurora in exchange for Takepoint issuing to Aurora 13,000,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants ("Acquisition Warrants"). Each Acquisition Warrant will allow Aurora to acquire one common share of Takepoint for $0.24 within 2 years from the date of closing. As the acquisition of the Mineral Assets will constitute a change of control of Takepoint, the transaction will be treated as a reverse takeover ("RTO") of Takepoint under the policies of the TSX Venture Exchange (the "Exchange") and it is anticipated that the securities issued to Aurora will be subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws.

Concurrent with and part and parcel of the acquisition of the Mineral Assets and the RTO, Takepoint proposes to complete a private placement (the "Private Placement") to raise up to $1 million through the sale of up to 5,555,556 units at $0.18 per unit. Each unit will consist of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.36 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the mineral interests to be acquired from Aurora and for general corporate purposes. The Private Placement is subject to Exchange acceptance.

The Mineral Assets that Takepoint intends to acquire are comprised of a number of claim blocks staked by Aurora in an area of northern Ontario ("Area of Interest") and rights to certain proprietary geophysical, geological and structural information in the Area of Interest. Takepoint will have non-exclusive exploration and development rights in the Area of Interest for all metals and minerals except kimberlites/diamonds, subject to certain back-in rights and a 1.5% net smelter return royalty held by a third party, to a maximum royalty of $2.5 million per mine developed.

Geophysical consultants for Aurora have reviewed proprietary airborne magnetic/electromagnetic data over the Area of Interest. Helicopter supported geological reconnaissance work, at a cost of approximately $110,000 to the end of June 2002, has been conducted and is continuing. Evaluation of the Area of Interest is in progress and sampling by Aurora has identified a number of significant mineral prospects in several areas. A two-phase exploration program for the Project is recommended with an expenditure of $400,000 in Phase I and $600,000 in Phase II.

...more

Completion of the acquisition of the Mineral Assets is subject to a number of conditions, including but not limited to Exchange acceptance, Takepoint shareholder approval, due diligence examinations, completion of the Private Placement and receipt of all necessary technical reports concerning the Mineral Assets. The acquisition cannot close until the required Takepoint shareholder approval is obtained and Takepoint intends to schedule a meeting of shareholders as soon as practicable to consider the RTO, among other things. There cannot be assurances that the transaction will be completed as proposed or at all.

Takepoint will be required to retain a sponsor in connection with the RTO and is presently negotiating an agreement for a sponsor. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.

Upon completion of the RTO, it is expected that all of the directors of Takepoint except Anthony R. Harvey will resign from the Board of Directors of Takepoint and Aurora will nominate three new directors, being John G. Paterson, Michael D. Winn and Thomas W. Beattie. It is intended that Mr. Paterson will be appointed as President and Susy Horna as Secretary.

Mr. Paterson is a Professional Geologist who has been Chief Executive Officer and a Director of Southwestern Resources Corp. since June 1992. He was President and a Director of Aurora from May 2000 to June 2002, President of Canabrava Diamond Corp. from November 1994 to November 1997 and a Director of Canabrava from November 1994 to February 2002. Mr. Winn has been President of Terrasearch Inc., a financial consulting company, since January 1997. He was a Financial Analyst with Global Resource Investments Ltd. from 1994 to 1996 and a Geologist with CDM Federal Programs Corporation from 1990 to 1993. Mr. Beattie is a lawyer who has been Vice-President, Corporate Development and Corporate Secretary of Aurora since May 2000 and Vice-President, Corporate Development and Secretary of Southwestern Resources Corp. and Canabrava Diamond Corporation since 1996. Susy Horna has performed corporate secretarial functions for a number of public companies for several years.

After the issuance of the Acquisition Shares and Acquisition Warrants, and completion of the Private Placement, it is expected that Takepoint will have 21,231,867 shares outstanding (25,115,201 shares on a fully diluted basis). The Acquisition Shares held by Aurora will represent 61.23% of the 21,231,867 outstanding shares and 53.95% of the 25,115,201 outstanding shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora will have the right to maintain a 58% equity interest in Takepoint by participating in further equity financings so long as Aurora holds at least 20% of the issued shares of Takepoint.

Consolidated Takepoint Ventures Ltd., a Yukon corporation, is currently an inactive issuer whose shares have been halted from trading on the Exchange as a result of the RTO. Trading in the common shares of Takepoint is expected to remain halted until the RTO completes.

...more

Aurora Platinum Corp., a Yukon corporation, is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall Properties) and a joint venture with Inco Limited (AEM Property) covering a large area in northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also aggressively exploring its 100%-owned Lansdowne and Fishtrap Lake Properties in northwestern Ontario, and the Midrim/Belleterre/Angliers Project in Quebec. These projects are not included in the Mineral Assets. Aurora is a Tier 1 company on the Exchange. There is no individual who directly or indirectly beneficially holds a controlling interest in or who otherwise controls or directs Aurora.

Investors are cautioned that, except as disclosed in the management information circular of Takepoint to be prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Takepoint should be considered highly speculative.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the businesses of Takepoint and Aurora. Actual results may differ materially from those currently anticipated in such statements.

- 30 -

For more information, please contact:
Daniel G. Innes, President & CEO
Thomas W. Beattie, VP Corp. Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

For more information, please contact:
Anthony R. Harvey
P.O. Box 48778, Bentall Station
Consolidated Takepoint Ventures Ltd.
Vancouver, B.C. Canada V7X 1A6

Tel. (604) 608-3878
Fax (604) 264-9771

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

TAKEPOINT VENTURES LTD.(the "Issuer")
P.O. Box 58778, Bentall Station
Vancouver, B.C.
V7X 1A6

ITEM 2. DATE OF MATERIAL CHANGE

June 13, 2002

ITEM 3. PRESS RELEASE

Issued June 13, 2002 and distributed through the facilities of the Stockwatch, British Columbia Securities Commission, the Alberta Securities Commission and the TSX Venture Exchange.

ITEM 4. SUMMARY OF MATERIAL CHANGE

Further to the Company's News Release dated May 30, 2002, the Company confirms that the TSX Venture Exchange has consented to the reduction of the exercise price of 1,000,000 warrants expiring June 7, 2002 from an original exercise price of $0.20 per share to a new exercise price of $0.11 per share. These warrants were issued pursuant to a private placement of 1,000,000 shares with 1,000,000 non-transferrable share purchase warrants attached. The Company further confirms that the 1,000,000 warrants have been exercised and that 1,000,000 common shares at $0.11 per share have been issued for proceeds to the Company of $110,000.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

Further to the Company's News Release dated May 30, 2002, the Company confirms that the TSX Venture Exchange has consented to the reduction of the exercise price of 1,000,000 warrants expiring June 7, 2002 from an original exercise price of $0.20 per share to a new exercise price of $0.11 per share. These warrants were issued pursuant to a private placement of 1,000,000 shares with 1,000,000 non-transferrable share purchase warrants attached. The Company further confirms that the 1,000,000 warrants have been exercised and 1,000,000 common shares at $0.11 per share have been issued for proceeds to the Company of $110,000.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. SENIOR OFFICER

Contact: Eric Pinkney
Telephone: 604-608-5878

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

"Anthony R. Harvey"
ANTHONY R. HARVEY
DIRECTOR

DATED at Vancouver, British Columbia, this 13th day of June, 2002.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1. REPORTING ISSUER

TAKEPOINT VENTURES LTD.(the "Issuer")
P.O. Box 58778, Bentall Station
Vancouver, B.C.
V7X 1A6

ITEM 2. DATE OF MATERIAL CHANGE

May 30, 2002

ITEM 3. PRESS RELEASE

Issued May 30, 2002 and distributed through the facilities of Stockwatch and issued and distributed June 7, 2002 through the British Columbia Securities Commission, the Alberta Securities Commission and the TSX Venture Exchange.

ITEM 4. SUMMARY OF MATERIAL CHANGE

The Company has made an application for TSX Venture Exchange approval to amend the exercise price of 1,000,000 warrants to purchase shares at $0.20 per share to an exercise price of $0.11 per share. The warrants were issued pursuant to a private placement in June, 2000 and expire on June 7, 2002.

ITEM 5. FULL DESCRIPTION OF MATERIAL CHANGE

The Company has made an application for TSX Venture Exchange approval to amend the exercise price of 1,000,000 warrants to purchase shares at $0.20 per share to an exercise price of $0.11 per share. The warrants were issued pursuant to a private placement in June, 2000 and expire on June 7, 2002.

ITEM 6. RELIANCE ON SECTION 85(2) OF THE ACT

This report is not being filed on a confidential basis.

ITEM 7. OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8. SENIOR OFFICER

Contact: Eric Pinkney
Telephone: 604-608-5878

ITEM 9. STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

"*Anthony R. Harvey*"
ANTHONY R. HARVEY
DIRECTOR

DATED at Vancouver, British Columbia, this 7th day of June, 2002.

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. **Reporting Issuer**

Takepoint Ventures Inc.
200 – 675 West Hastings Street
Vancouver, BC
V3B 1N2

Item 2. **Date of Material Change**

March 12, 2002

Item 3. **Press Release**

Press Release dated March 12, 2002 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces results of its recently held Annual General Meeting.

Item 5. **Full Description of Material Change**

The Issuer announced that a new board of directors was elected at its Annual General Meeting of Shareholders held on December 19, 2001 consisting of the following:

Eric D. Pinkney, (Toronto, Ontario)
Anthony R. Harvey (West Vancouver, British Columbia)
Kevin Winter (Hamilton, Bermuda)

Following the meeting Mr. Eric Pinkney was appointed president of the Issuer and Ms. Devi Johal was appointed Corporate Secretary.

At the Annual General Meeting the shareholders also gave approval for a share consolidation based on three-old-for-one-new shares of the Issuer, whereby the Issuer's currently outstanding 7,333,334 shares will be consolidated to 2,444,444 post-consolidated shares. The Issuer is planning to complete the consolidation over the next 90 days, subject to regulatory approval.

Item 6. **Reliance on Section 85(2) of the Act**

The Issuer is not relying on Section 85(2) of the Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Devi Johal, Secretary - (604) 408-1990.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 12th day of March, 2002.

"Devi Johal"
Devi Johal, Secretary

04 JAN 22 AM 7:21

LAKE SHORE GOLD CORP.
DRILLING EXPANDS TIMMINS GOLD RESOURCE
HIGH GOLD RECOVERIES FROM METALLURGICAL TESTING

January 8, 2004

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today assay results for drill holes TG03-34 to TG03-41 and the results of preliminary metallurgical testing from the Timmins Gold Property, Ontario.

Resource Expansion Drilling

Holes TG03-35, 35a, 37, 39 and 41 are part of the ongoing resource expansion program on the Timmins Gold Property. Holes TG03-35 and 35a were drilled on section 4650E located 60 metres west of the previously released holes on section 4710E. These holes tested the Footwall and Ultramafic zones up dip from previous hole 97-56 which intersected strong mineralization in the Footwall and Ultramafic zones including 9.3 grams per tonne gold over 3.7 metres, 10.0 grams per tonne gold over 2.5 metres, 20.0 grams per tonne gold over 2.3 metres and 11.4 grams per tonne gold over 4.3 metres. **Hole TG03-35 intersected 6.1 grams per tonne gold over 14.0 metres including 14.4 grams per tonne gold over 2.0 metres. Wedge hole TG03-35a located 25 metres up dip from the intersection in TG03-35, cut 6.9 grams per tonne gold over 21.5 metres in the Footwall Zone and 7.0 grams per tonne gold over 21.8 metres in the Ultramafic Zone.** Assays are pending from wedge hole TG03-35b, located 20 metres up dip from 35a.

Hole TG03-37 is located 225 metres to the east of TG03-35 and tested the Footwall Zone adjacent known ore blocks on section 4875E. The hole cut 8.0 metres grading 13.4 grams per tonne gold including a 1.5 metre section grading 19.4 grams per tonne gold. TG03-39, located 25 metres up dip from hole 37, cut 10.3 grams per tonne gold over 2.3 metres and 7.2 grams per tonne gold over 3.6 metres.

Hole TG03-41 is located 25 metres further east on section 4900E and intersected 7.1 grams per tonne gold over 9.5 metres and 11.2 grams per tonne gold over 2.5 metres in the Footwall Zone.

Hole TG03-40 drilled on section 4750E deviated into a diabase dyke and was abandoned.

...more

Hole	Section	From (metres)	To (metres)	Length (metres)	Gold (grams per tonne)
TG03-35	4650E	703.0	704.7	1.70	9.9
		744.0	758.0	14.00	6.1
including		746.7	748.7	2.00	14.4
TG03-35a	4650E	687.3	708.8	21.50	6.9
including		687.3	692.7	5.50	8.7
and		690.4	692.7	2.30	14.8
and		704.7	708.8	4.10	13.2
TG03-35a	4650E	733.5	755.3	21.80	7.0
including		735.5	742.0	6.50	12.0
TG03-37	4875E	521.5	529.5	8.00	13.4
including		523.5	529.5	6.00	16.3
and		528.0	529.5	1.50	19.4
TG03-39	4875E	494.5	525.1	30.60	2.4
including		497.9	500.2	2.30	10.3
and		521.0	524.6	3.60	7.2
TG03-41	4900E	524.5	546.0	21.50	4.4
including		529.0	538.5	9.50	7.1
and		534.0	536.5	2.50	11.2

*All reported assays cut to 50 grams per tonne gold
**Assays reported for TG03-35a are in part based on 50 gram gravimetric analyses. Pulp and metallic assays are pending.

The continuity of gold mineralization on the Timmins Gold Property is clearly demonstrated by consistent results from section to section. As a consequence, the Company has commissioned an independent review and up-grading of the Timmins Gold Property resource base (43-101 compliant). This review is expected to be completed over the next few weeks. Resource expansion drilling will resume later this week on sections 4650, 4750 and step out west to test the down plunge extension of the mineralization on section 4600E.

Exploration Drilling

Holes TG03-34, 36 and 38 were exploration holes drilled to test a shear structure in sedimentary rocks in the eastern part of the Timmins Property. No significant results were encountered.

Results from a soil survey using MMI partial leach extraction for gold have been received and outline a significant gold anomaly measuring 200 by 300 metres. This anomaly, located north of the known mineralized zones, will be tested by exploration drilling later this month.

...more

Metallurgical Testing

SGS Lakefield Research Limited completed a preliminary metallurgical test program on four selected samples from the Timmins Gold Property. One sample from each of the Footwall, Main, Ultramafic and Hanging Wall zones were submitted for gold/silver recovery using cyanidation and gravity separation/cyanidation methods. Extraction of gold was high for all samples (91.6% to 98.8%). Testing revealed a close similarity in overall extraction performance between a straight cyanidation and the gravity separation/cyanidation flowsheets. Adding a gravity separation circuit to the flowsheet resulted in a significant reduction of cyanide consumption in achieving the highest levels of gold extraction with 16 to 77% of the gold recoverable by gravity alone.

Each of the four samples submitted to Lakefield consisted of 8 to 10 kilograms (3 to 8 samples) of coarse rejects from drill core. The table below details the results of the metallurgical test work.

Flow-sheet	Size	Reagent Concentration		Gravity Conc.	Overall Gold Extraction					Residue	Head (calc.)	Head (dir.)
	K_{80} µm	NaCN g/t	CaO g/t	Au g/t	Grav. %	24h %	48h %	72h %	96h %	Au g/t	Au g/t	Au g/t
		FOOTWALL SAMPLE										
CN	99	0.40	1.73	-	-	91.8	92.0	91.9	**91.6**	0.61	**7.25**	**6.62**
Grav-CN	97	0.15	1.17	1512	**16.4**	90.9	91.5	91.9	**91.2**	0.53	**6.04**	-
		MAIN ZONE SAMPLE										
CN	86	0.33	1.09	-	-	92.4	95.4	95.5	**97.4**	0.31	**11.7**	**11.6**
Grav-CN	81	0.20	1.02	4582	**47.3**	98.1	98.3	98.5	**98.1**	0.26	**13.3**	-
		ULTRAMAFIC SAMPLE										
CN	61	0.42	1.63	-	-	98.7	98.7	98.6	**96.5**	0.49	**14.1**	**14.6**
Grav-CN	63	0.28	1.37	6268	**33.1**	96.6	96.7	96.8	**96.2**	0.52	**13.6**	-
		HANGING WALL SAMPLE										
CN	76	0.38	1.00	-	-	73.8	84.8	92.4	**97.7**	0.51	**22.6**	**21.1**
Grav-CN	70	0.29	0.50	10768	**77.7**	99.0	99.1	98.7	**98.8**	0.28	**23.2**	-

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. NQ size drill core is saw cut and half the drill core is sampled in 1.0 metre intervals while core from the main mineralized horizons and core displaying visible gold is sampled in greater detail. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for analysis at ALS Chemex in Mississauga, Ontario. ALS Chemex is an ISO9001-2000 BSI Registered laboratory. Drill core assaying is done using a 50 gram fire assay with pulp and metallics assaying for all samples within the main mineralized horizons and all those samples with visible gold.

The Timmins Gold program is being supervised by Jacques Samson (P.Geo), the Qualified Person for this project.

...more

The Timmins Gold Property is under option from Holmer Gold Mines Limited (see News Release dated May 27, 2003 for details).

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

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For more information, please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 / Fax (604) 688-5175
www.lsgold.com / E-mail: info@lsgold.com

Michael J. Byron, VP Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 / Fax (705) 525-7701

LAKE SHORE GOLD REPORTS
MORE TIMMINS GOLD PROPERTY RESULTS AND UPDATES FROM
THE THUNDER CREEK-BAZOOKA-HIGHWAY PROJECTS
ONTARIO-QUEBEC

December 3, 2003

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today the results for drill holes TG03-08 to TG03-33 and wedge holes TG03-04a, 04b, 97-50a and 97-50b on the Timmins Gold Property, Ontario. Three diamond drills are currently working on the Property. Drilling is also underway on the adjoining Thunder Creek Option (one drill), on the Highway Property Option (one drill) and on the Bazooka Property (two drills).

TIMMINS
<u>Resource Delineation Program</u>

Holes TG03-04a and TG03-04b, TG03-11, TG03-19, TG03-19b and wedge holes 97-50a and 97-50b are all part of the ongoing resource expansion program. The two wedge holes 97-50a and 50b were drilled on section 4710E, as were previously released holes TG03-03 and TG03-04 (see press release dated October 8, 2003), completing the resource delineation program on that section. These results confirm mineralization in excess of 5 grams per tonne gold over 220 metres of dip in the Footwall and Ultramafic zones at depths of 500-700 metres below surface. Both zones remain open.

Hole 97-50a cut 7.9 grams per tonne Au over 2.6 metres and 12.6 grams per tonne Au over 3.8 metres while 97-50b cut 7.4 grams per tonne Au over 5.3 metres including 14.0 grams per tonne Au over 2.1 metres as well as a deep intercept in the ultramafic intrusive of 5.1 grams per tonne Au over 13.7 metres including 27.9 grams per tonne Au over 1.5 metres (108 grams per tonne assay cut to 50 grams per tonne Au).

The wedges from TG03-04 were aimed at intercepting the Main Zone at 400 metres below surface and cut narrow high grade intercepts of (uncut) 175.4 grams per tonne Au over 1.5 metres and 330.5 grams per tonne Au over 1.5 metres.

Holes TG03-08 and TG03-11 targeted the ultramafic fold nose east of the diabase dyke. Hole 08 was abandoned due to a shift in azimuth. Hole 11 intercepted the diabase dyke before reaching the target zone and was also abandoned. These holes will be re-drilled from different collar locations.

Holes TG03-19 and TG03-19b were drilled to undercut hole 97-32 on section 4825E and cut relatively weak zones in both the HW veins and Footwall Zone with a best intercept of 5.5 grams per tonne Au over 2 metres in the Footwall Zone.

...more

Hole	From (metres)	To (metres)	Length (metres)	Gold (grams per tonne)	Gold (cut to 50 grams per tonne)	Section
TG03-04a	419.9	421.5	**1.5**	**175.4**	**38.3**	4710E
TG03-04b	420.9	422.3	**1.5**	**330.5**	**22.8**	4710E
TG03-08	Abandoned due to azimuth					
TG03-11	404.7	406.8	2.1	7.4	7.4	4825E
TG03-19	No significant results					4825E
TG03-19b	615.0	616.1	1.1	5.6	5.6	4825E
TG03-19b	625.2	629.0	3.9	1.4	1.4	4825E
TG03-19b	638.0	639.0	1.0	10.7	10.7	4825E
Includes	638.0	640.0	2.0	5.5	5.5	4825E
TG97-50a	713.4	715.0	1.6	5.8	5.8	4710E
TG97-50a	745.3	747.9	2.6	7.9	7.9	4710E
Includes	745.3	746.8	1.5	12.4	12.4	4710E
TG97-50a	752.2	753.8	1.6	6.8	6.8	4710E
TG97-50a	760.4	764.2	**3.8**	**12.6**	**12.6**	4710E
TG97-50a	937.7	939.2	1.5	9.8	9.8	4710E
TG97-50a	937.7	938.2	0.5	26.9	26.9	4710E
TG97-50b	708.1	710.3	2.2	5.0	5.0	4710E
TG97-50b	746.3	751.6	**5.3**	**7.4**	**7.4**	4710E
Includes	746.3	748.4	**2.1**	**14.0**	**14.0**	4710E
TG97-50b	750.6	751.6	1.0	8.7	8.7	4710E
TG97-50b	891.9	905.3	**13.5**	**13.7**	**5.1**	4710E
TG97-50b	891.9	893.3	1.5	107.9	27.9	4710E

Pit Delineation Program

Main Zone

Holes TG03-12 to TG03-18 and TG03-20 to 33 were all drilled to fill in spaces in the near surface drilling between sections 4912E and 5750E. The Main Zone, a broad zone of strong quartz tourmaline veining, is close to surface between sections 4950E and 4912E and was tested by holes TG03-23 to TG03-29. Drilling in these sections has confirmed the presence of wide zones of mineralization grading in excess of 1 gram per tonne Au. The values tabulated below range from 1.02 grams per tonne Au over 18.5 metres to 1.77 grams per tonne Au over 46 metres. This program is ongoing.

Hole	From (metres)	To (metres)	Length (metres)	Gold (grams per tonne)	Gold (cut to 50 grams per tonne)	Section
TG03-23	79.0	98.2	**19.2**	**1.0**	**1.0**	4950E
TG03-23	85.6	90.2	**4.6**	**3.4**	**3.4**	4950E
TG03-24	162.0	185.0	23.0	0.2	0.2	4950E
TG03-25	19.0	35.4	**16.4**	**1.2**	**1.2**	4940E
TG03-26	100.5	119.0	**18.5**	**1.0**	**1.0**	4940E
TG03-27	37.0	83.0	**46.0**	**1.8**	**1.8**	4925E
TG03-27	43.5	82.5	**39.0**	**2.1**	**2.1**	4925E
TG03-28	64.0	102.0	**38.0**	**1.1**	**1.1**	4912E
TG03-29	80.0	114.5	**34.5**	**1.0**	**1.0**	4912E

...more

Hanging Wall Zones

Holes TG03-13 to 18 and 20 to 22 tested a new area east of the Main Zone where discrete high grade quartz tourmaline veins and quartz carbonate veins, which are largely untested by drilling, have been exposed by stripping. Hole TG03-14 cut the V2 Zone with a cut grade of 15.8 grams per tonne Au over 4.5 metres. This intercept will be followed up with additional drilling.

Hole	From (metres)	To (metres)	Length (metres)	Gold (grams per tonne)	Gold (cut to 50 grams per tonne)	Section
TG03-13	54.6	62.3	7.7	1.1	1.1	5015E
TG03-14	39.5	44.0	**4.5**	**16.8**	**15.8**	5015E
TG03-15	133.0	140.0	7.0	1.4	1.4	5015E
TG03-16	94.5	109.9	15.4	0.6	0.6	5000E
TG03-17	45.9	65.0	19.1	0.4	0.4	5000E
TG03-18	18.0	35.0	17.0	0.5	0.5	5000E
TG03-20	49.0	65.3	16.3	0.6	0.6	4975E
TG03-21	60.7	75.7	**15.0**	**1.1**	**1.1**	4975E
TG03-22	69.0	73.0	4.0	1.6	1.6	4975E
TG03-22	118.0	119.5	1.5	2.4	2.4	4975E
TG03-30	39.5	43.5	4.0	1.6	1.6	5050E
TG03-31	29.0	47.6	18.6	0.7	0.7	5050E
TG03-32	39.5	47.6	8.1	1.0	1.0	5050E
TG03-32	92.5	98.0	5.5	0.9	0.9	5075E
TG03-33	59.0	79.0	20.0	0.5	0.5	5075E

Three drills are currently working on the project with two drills on sections 4650E and 4750E and a third drill on resource expansion on section 4850E.

Thunder Creek Property-Band Ore Option

A fourth drill has been mobilized onto the adjoining Thunder Creek Property under option from Band-Ore Resources (see press release dated November 12, 2003). This drill is testing targets in the ultramafic intrusive that are very similar to the principal host to the high grade mineralization reported in holes TG03-03 and TG03-04 on the Timmins Property. To date, two drill holes have been completed and both have intersected the mineralized target. Drilling continues and results will be reported when received.

Bazooka Project

Two drills are currently drilling on the Bazooka Project (100% Lake Shore Gold) located in the Rouyn Noranda area, Quebec. The current drill program is defining mineralization along 250 metres of strike along the Cadillac-Larder Lake Break, a major structural feature, as well as exploring in step outs along the target projection further to the west. To date, 10 holes have been drilled and all have intersected mineralization. Assay results will be reported when received and drilling continues.

...more

Highway Project

Drilling has commenced on the Highway Project under option from Canadian Royalties Inc. (see press release dated November 19, 2003). The current drill program will test geophysical anomalies adjacent to and along strike with drill holes dating from 1997 that intercepted significant gold values associated with IP anomalies over 600 metres of strike.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company is 48.9% owned by Aurora Platinum Corp.

-30-

For more information, please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 (604) 688-5175
www.lsgold.com
e-mail: info@lsgold.com

Michael J. Byron, VP Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 - Fax (705) 525-7701

LAKE SHORE OPTIONS HIGHWAY GOLD PROPERTY
BEATTY TOWNSHIP, ONTARIO

November 19, 2003

Vancouver, B.C. - **Lake Shore Gold Corp. (LSG-TSVX)** announced today that it has signed an agreement with Canadian Royalties Inc. to earn a 50% interest in the Highway Gold Property, located in Beatty Township, Ontario. Under the terms of the Agreement, Lake Shore can earn 50% in the Property by making a $20,000 cash payment, issuing 100,000 shares plus additional shares worth $50,000 and spending $1,500,000 over a three year period. Lake Shore will be the operator.

The Highway Gold Property consists of 15 claims covering 896 hectares within a favourable sediment-volcanic-porphyry geologic package along the north side of the Destor-Porcupine Fault. The Property is well located with respect to known gold mineralization and is approximately 1.8 kilometres northeast of Apollo Gold's Glimmer Deposit (past production of 1.1 million tonnes grading 6.03 grams gold per tonne) and 5 kilometres west of the Croesus Deposit (past production of 5,300 tonnes grading 95.5 grams gold per tonne).

The Property is drill ready, and Lake Shore plans to initiate a 2,000 metre drill program by month end designed to test the defined targets.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Quebec. The Company is 48.9% owned by Aurora Platinum Corp.

- 30-

For more information, please contact:

Daniel G. Innes, President & CEO
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 - Fax (604) 688-5175
www.lsgold.com
e-mail: info @lsgold.com

Michael J. Byron, VP Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 - Fax (705) 525-7701

LAKE SHORE OPTIONS THUNDER CREEK PROPERTY ADJOINING THE TIMMINS GOLD PROJECT, ONTARIO

November 12, 2003

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today that it has reached an agreement with Band-Ore Resources (BAN-TSX) to option Band-Ore's Thunder Creek Property, Timmins, Ontario. The 54 claim unit Thunder Creek Property is contiguous to the Timmins Gold Property also under option to Lake Shore.

Lake Shore can earn a 60% interest in the property by making cash payments totaling $370,000 and completing exploration expenditures of $1,705,000 over five years and by issuing 100,000 shares of the Company over 4 years. The agreement is subject to regulatory approval and due diligence by Lake Shore.

The Thunder Creek Property will allow Lake Shore to test the potential strike extensions of the Ultramafic and Footwall zones currently being drilled by the Company in the adjoining Timmins Gold Property. Exploration on the Thunder Creek ground will commence shortly and will include a first phase drilling program.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company is 48.9% owned by Aurora Platinum Corp.

-30-

For more information, please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669 3533 (604) 688-5175
www.lsgold.com
e-mail: info@lsgold.com

Michael J. Byron, VP Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 - Fax (705) 525-7701

FIRST DRILL ASSAYS POSITIVE
ULTRAMAFIC ZONE RETURNS EXCELLENT GRADES AND WIDTHS
TIMMINS GOLD PROJECT, ONTARIO

October 8, 2003

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** today announced the assay results for the first four drillholes of the current gold resource expansion program underway on the Timmins Gold Project. The current drill program is designed to expand the existing indicated resource (see News Release dated September 5, 2003) by drilling new mineralized blocks at 25-metre drill centers. The first phase of the drill campaign is focused on the Footwall (FW) and Ultramafic (UM) zones which exhibit the highest grade times tonnage values as well as adding high grade blocks from the No. 2 and No. 3 Vein zones, collectively referred to as the Hanging Wall (HW) zone.

Assays have been received for the first four holes targeting the HW and UM zones and are summarized below.

Drill Hole	From (metres)	To (metres)	Core Length* (metres)	Gold grams/tonne (gpt)	Gold grams/tonne (cut to 50 gpt)	Comments
TG03-01	541.05	563.62	22.57	4.5	4.2	FW Zone
including	541.05	543.23	2.18	8.5	8.5	
and	546.10	547.93	1.83	6.2	6.2	
and	550.17	554.90	4.73	7.6	7.6	
and	555.75	556.65	0.90	6.2	6.2	
and	561.64	563.62	1.98	6.3	6.3	
TG03-02	365.25	369.20	3.95	9.7	9.7	HW Zone
	376.45	378.70	2.25	4.4	4.4	HW Zone
	465.25	466.35	1.75	14.1	14.1	HW Zone
TG03-03	635.30	636.60	1.30	10.3	10.3	HW Zone
	689.50	719.70	30.20	7.8	7.7	UM Zone
including	692.30	703.60	11.30	11.6	11.6	
and	710.90	719.70	8.80	11.1	10.7	
TG03-04	566.27	586.63	20.36	47.2	7.5	UM Zone
including	567.75	568.60	0.85	1000.0	50.0	
and	566.27	569.20	2.93	298.0	22.4	
and	576.50	583.20	6.70	9.97	9.97	

* True widths are estimated at 80-90% of the drilled intersection based on the current geological interpretations and the existing resource model.

...more

Holes TG03-03 and TG03-04 emphasize the excellent grade and width of the ultramafic zone and confirms that both the grade and the width are increasing down the plunge of the zone. Two drills have now been dedicated to the expansion of the FW and UM zones.

A third drill has been exploring exploration targets outside the resource area. The targets are based on mapping, soil and rock sampling as well as historical geophysical and drill data. This work has led to the recognition of a second shear zone located 100 to 150 metres south of the shear zone hosting the main resource. Surface work has indicated shearing, strong sericitic to albitic alteration and quartz veining with grab samples to 1 gpt gold.

Drill holes TG03-05 - TG03-07 tested this new zone and all three holes intersected strong alteration and anomalous gold values (<1 gpt gold). Further drilling will test this zone to the west where soil sampling has indicated further anomalous gold.

In addition to expanding the FW and UM zones, Lake Shore Gold believes that there is considerable potential for an open pit resource on the Timmins Gold Property. To that end, one drill is currently grid drilling short holes (75 metres to 100 metres deep) over the main area of mineralization. To date, 10 holes have been completed in this on going program.

Further assay results will be released when received.

An airborne magnetic survey covering the entire Property was recently completed and will be used to develop further drill targets along the favorable volcanic sediment contact.

Quality Control

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. NQ size drill core is saw cut and half the drill core is sampled in 1.0 metre intervals while core from the main mineralized horizons and core displaying visible gold is sampled in greater detail. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for analysis at ALS Chemex in Mississauga, Ontario. ALS Chemex is an ISO9001-2000 BSI Registered laboratory. Drill core assaying is done using a 50 gram fire assay with pulp and metallics assaying for all samples within the main mineralized horizons and all those samples with visible gold.

The Timmins Gold program is being supervised by Jacques Samson (P.Geo) the Qualified Person for this project.

The Timmins Property is under option from Holmer Gold Mines Limited. Under the terms of the Agreement, Lake Shore Gold can earn an undivided 50% interest in the Timmins Property by incurring exploration expenditures of $2,500,000, making cash payments of $250,000, issuing 150,000 Lake Shore Gold common shares over a three-year period and confirming that the Timmins Property contains an indicated mineral resource of at least 500,000 ounces of gold.

...more

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

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For more information, please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669 3533 (604) 688-5175
www.lsgold.com
e-mail: info@lsgold.com

Michael J. Byron, VP Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 - Fax (705) 525-7701

LAKE SHORE ACQUIRES BAZOOKA GOLD DEPOSIT
BEAUCHASTEL TOWNSHIP, QUEBEC

September 23, 2003

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today that it has acquired a 100% interest in the Bazooka Gold Property in Beauchastel Township, seven kilometres southwest of Rouyn-Noranda, Quebec. Located immediately adjacent to the Augmitto Gold Deposit (1.0 million tonnes at 6.17 grams per tonne gold; 1988 resource by Augmitto Resources), the Bazooka Property spans 1.8 kilometres of the prolific Cadillac-Larder Lake Break, a major structural feature associated with gold occurrences and deposits including the Val d'Or, Cadillac, Kirkland Lake, Larder Lake and Matachewan Gold camps.

Gold mineralization on the Bazooka Property occurs within intensely deformed and altered (carbonate-albite-silica alteration) greywacke and porphyry dykes. Mineralization is predominantly associated with disseminated pyrite and minor quartz tourmaline veins. In 1946, Siscoe Mines drilled 26 holes and developed a ramp to 120 metres depth, resulting in a defined mineralized zone that was estimated to contain 100 tons/vertical foot at a grade of 9.28 grams per tonne gold. Previous drilling by Siscoe Mines and Soquem Inc. (1981-82) reported high-grade gold intersections, and indicates that the Property has great potential as the mineralization remains open and untested in all directions, including depth. For example:

Drillhole Number	Interval (metres)	Assay (grams per tonne gold)
BA-5	9.1	8.8
BA-5	5.4	3.8
BA-20	3.0	10.7
BA-26	3.0	4.1
81-03	4.5	42.5
82-05	9.0	2.9
82-09	7.5	12.3
82-09	2.05	21.1

...more

The intercepts reported above are from a 300-metre long section of the Cadillac Break, with the deepest drill intercept to date being only 220 metres below surface. There has been no drilling on the Property since 1982. Lake Shore is currently in the process of compiling all available data in preparation for a fall drill program.

Lake Shore Gold Corp. has purchased a 100% interest in the claims for certain cash payments subject to regulatory approval. The Property is subject to a 2% net smelter return royalty and Lake Shore will have the option to purchase 1% of the net smelter return royalty for $1 million.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Quebec. The Company is 48.9% owned by Aurora Platinum Corp.

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For more information, please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 - Fax (604) 688-5175
www.lsgold.com
e-mail: info@lsgold.com

Michael J. Byron, VP Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 - Fax (705) 525-7701

LAKE SHORE GOLD GRANTS STOCK OPTIONS

September 10, 2003

Vancouver, BC – Lake Shore Gold Corp. (LSG-TSXV) announced that the Company's board of directors has granted incentive stock options to purchase a total of 790,000 shares to management company employees, consultants, five directors and three officers. The options are exercisable at a price of $1.05 per share for a period of five years, and vest over 18 months.

Lake Shore Gold is exploring for precious metals in the Archean Superior Province in Ontario and Québec. The Company is 48.9% owned by Aurora Platinum Corp.

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Daniel G. Innes, President or
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 669 3533 (604) 688-5175
www.lsgold.com - e-mail: info@lsgold.com

LAKE SHORE ADDS MORE DRILLS TO AND DOUBLES THE BUDGET AT THE TIMMINS GOLD PROJECT, ONTARIO

September 5, 2003

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced today that two additional drills will be added to the Timmins Gold Project, Timmins, Ontario. The first drill was mobilized to the property on July 22, 2003 and is currently drilling on the fourth hole. A second rig was mobilized on August 28th and has started drilling. A third rig will be mobilized within the next few days. Two rigs will concentrate on expanding the gold resource on the Main Zone, the Hanging Wall Veins 1, 2 and 3 and the Footwall and Ultramafic Zones. The third rig will test new structural targets identified in the just completed mapping and modeling programs.

The first three holes drilled in this program have intersected strong mineralization including visible gold. In addition, it is apparent that the Ultramafic Zone is thicker with depth. Drilling at holes 4 and 5 is in progress. Assay results for the first four holes will be released this month.

The current drill program has been increased to 10,000 metres from 5,000 metres and is expected to be completed by late November. In addition to extending the mineralization in each of the mineralized zones to depth, a number of holes will be drilled in the near surface environment to test the potential for a surface exposed open pit resource. The Timmins Gold Property is located 18 kilometres west of the city of Timmins, Ontario, on the west end of the Timmins Camp, which is the largest gold mining camp in North America having produced more than 70 million ounces of gold since its discovery in the early 1900's.

In 2002 Watts, Griffis McOuat Limited ("WGM") calculated an indicated mineral resource on the Property of 422,000 tonnes at an uncut grade of 17.78 grams gold per tonne (422,000 tonnes grading 13.68 grams gold per tonne cut to 50 grams gold per tonne) and 890,000 tonnes grading (cut grade) 6.4 grams gold per tonne (NI 43-101 compliant). These resource tonnage calculations were prepared by WGM using a 6 gram gold per tonne cutoff.

Gold mineralization on the Timmins Property is typical of deposits along the main Porcupine-Destor Fault Zone in the Timmins Camp. Mineralization on the Property occurs within a 150 to 200 metre wide highly altered deformation zone and includes quartz-tourmaline veins and stockworks along a volcanic-sediment contact in the Main Zone and in Hanging Wall Veins 1, 2 and 3; disseminated sulphides in altered mafic volcanics in the Footwall Zone; and disseminated sulphides/quartz veins in the Ultramafic Zone.

...more

Past drilling has confirmed the continuity and gold grades of the Main Zone, Hanging Wall Veins 1, 2 and 3 and in the Footwall Zone from surface to a depth of 350 metres. Each of these mined zones remains open to depth. Exceptionally high-grade gold mineralization occurs in the Hanging Wall Vein Zone, where 25 metre spaced drilling within this near surface area defined an indicated mineral resource of 183,000 tonnes grading 27.47 grams gold per tonne. Highest yield gold ounces (width x grade) however, are found within the Ultramafic Zone, which is underexplored. The Ultramafic Zone, which comes to surface, has been intersected at 175 metres depth and is believed to be the up-plunge extension of the Ultramafic Zone defined by drilling between 550 and 800 metres depth. This Zone remains underexplored between surface and 550 metres depth, and unexplored below 800 metres depth.

The Timmins Property is under option from Holmer Gold Mines Limited. Under the terms of the Agreement, Lake Shore Gold can earn an undivided 50% interest in the Timmins Property by incurring exploration expenditures of $2,500,000, making cash payments of $250,000, issuing 150,000 Lake Shore Gold common shares over a three-year period and confirming that the Timmins Property contains an indicated mineral resource of at least 500,000 ounces of gold.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

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For more information, please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669 3533 (604) 688-5175
www.lsgold.com
e-mail: info@lsgold.com

Michael J. Byron, VP Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 - Fax (705) 525-7701

LAKE SHORE GOLD CLOSES $2.67 MILLION FINANCING

Not for Distribution to United States newswire services or for dissemination in the United States

August 22, 2003

Vancouver, BC – Lake Shore Gold Corp. (LSG-TSXV) announced today that the proposed private placement disclosed on July 29, 2003 has closed and it has received gross proceeds of $2,671,689. Subscribers elected to purchase 3,566,699 flow through and 250,000 non-flow through units at $0.70 per unit.

Each flow-through unit consisted of one flow-through common share and one-half of a non flow-through common share purchase warrant. Each non flow-through unit consisted of one common share and one-half of a non flow-through common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.85 during the first year and for $1.20 during the second year after closing.

Net proceeds from the sale of the private placement will be used by Lake Shore Gold for ongoing exploration and development programs and general working capital, subject to flow through funding expenditure requirements. Lake Shore Gold has agreed to expend a minimum of 50% of the proceeds from the flow-through units on qualifying activities in the province of Ontario.

Octagon Capital Corporation acted as agent for the financing and was paid a cash commission of $177,218 and received a working fee of $9,805 plus 381,680 broker warrants. Each broker warrant entitles the holder to purchase one common share at a price of $0.84 within 12 months after closing.

A director of the Company purchased 42,800 flow through units, an officer purchased 20,000 flow through units, and an associate of an insider purchased 35,700 flow through units.

Lake Shore Gold is exploring for precious metals in the Archean Superior Province in Ontario and Québec. The Company is 49% owned by Aurora Platinum Corp.

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Daniel G. Innes, President or Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 669 3533 (604) 688-5175
www.lsgold.com - e-mail: info@lsgold.com

LAKE SHORE CLOSES A $350,000 FINANCING

July 31, 2003

Vancouver, B.C. – **Lake Shore Gold Corp. (TSX-V)** today announced that the proposed private placement disclosed on July 15, 2003 has closed and it has received gross proceeds of $350,000 through the sale of 530,304 units at $0.66 per unit.

Each unit consisted of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.85 during the first year and at $1.20 during the second year. All securities issued pursuant to the private placement are subject to a four-month hold period, which expires on December 1, 2003. Gross proceeds of the placement will be used for ongoing exploration on the Abitibi Project in the Province of Québec.

The sole subscriber was SIDEX, Limited Partnership, a mining fund which is part of an initiative created by the Government of the Province of Québec and the Solidarity Fund QFL to promote the diversification of exploration.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company is 57.06% owned by Aurora Platinum Corp.

- 30 -

For more information please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 669 3533 (604) 688-5175
www.lsgold.com
e-mail: info@lsgold.com

04 JAN 22 AM 7:21

LAKE SHORE GOLD PROPOSES A $2 MILLION FINANCING

Not for Distribution to United States newswire services or for dissemination in the United States

July 29, 2003

Vancouver, BC – Lake Shore Gold Corp. (LSG-TSXV) announced today that it proposes to raise up to $2 million by way of private placement. Subscribers may elect to purchase flow-through units or non flow-through units at $0.70 per unit. Each flow-through unit will consist of one flow-through common share and one-half of a non flow-through common share purchase warrant. Each non flow-through unit will consist of one common share and one-half common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.85 during the first year and for $1.20 during the second year after closing.

Gross proceeds from the private placement will, subject to regulatory approval, be used by Lake Shore Gold for ongoing exploration and development programs and general working capital. Lake Shore Gold has agreed to expend 50% of the proceeds from the flow-through units on qualifying activities in the province of Ontario and 50% in the province of Québec.

Octagon Capital Corporation will act as agent for the financing on a best efforts basis and be paid a cash commission of 7% of gross proceeds from the sale of all units and receive broker warrants equal to 10% of the total number of units sold. Each broker warrant will entitle the holder to purchase one common share at a price of $0.84 within 12 months after closing.

Octagon Capital has the right to increase the amount of the offering from $2 million to $3 million by giving written notice to the Company prior to the closing (the "Over-Allotment Option"). The securities sold pursuant to the Over-Allotment Option will be comprised of any combination of non flow-through units and flow-through units, priced at $0.70 per unit, to the extent that the Company identifies additional expenditures that qualify as flow-through expenditures. Certain directors, officers or other insiders of Lake Shore Gold may participate in the proposed financing.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Lake Shore Gold is exploring for precious metals in the Archean Superior Province in Ontario and Québec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

-30-

Daniel G. Innes, President or Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 669 3533 (604) 688-5175
www.lsgold.com - e-mail: info@lsgold.com

Lake Shore Commences Drilling Program on Timmins High-Grade Gold Project, Ontario

July 17, 2003

Vancouver, BC – Lake Shore Gold Corp. (LSG-TSXV) announced today that the planned 5,000 metre definition drilling program to expand the resource base on the Timmins High-Grade Gold Property will begin this week. The Timmins Gold Property is located 18 kilometres west of the city of Timmins, Ontario, on the west end of the Timmins Camp, the largest gold mining camp in North America, producing more than 70 million ounces of gold since its discovery in the early 1900's.

In 2002, Watts, Griffis McOuat Limited ("WGM") calculated an indicated mineral resource on the Property of 422,000 tonnes at an uncut grade of 17.78 grams gold per tonne (422,000 tonnes grading 13.68 grams gold per tonne cut to 50 grams gold per tonne) and 890,000 tonnes grading (cut grade) 6.4 grams gold per tonne (NI 43-101 compliant). These resource tonnage calculations were prepared by WGM using a 6 gram gold per tonne cutoff.

Gold mineralization on the Timmins Property is typical of deposits along the main Porcupine-Destor Fault Zone in the Timmins Camp. Mineralization on the Property occurs within a 150 to 200 metre wide highly altered deformation zone and includes quartz-tourmaline veins and stockworks along a volcanic-sediment contact in the Main Zone and in Hanging Wall Veins 1, 2 and 3; disseminated sulphides in altered mafic volcanics in the Footwall Zone; and disseminated sulphides/quartz veins in the Ultramafic Zone.

Past drilling has confirmed the continuity and gold grades of the Main Zone, Hanging Wall Veins 1, 2 and 3 and in the Footwall Zone from surface to a depth of 350 metres. Each of these minerized zones remain open to depth. Exceptionally high-grade gold mineralization occurs in the Hanging Wall Vein Zone, where 25 metre spaced drilling within this near surface area defined an indicated mineral resource of 183,000 tonnes grading 27.47 grams gold per tonne. Highest yield gold ounces (width x grade) however, are found within the Ultramafic Zone, which is underexplored. The Ultramafic Zone, which comes to surface, has been intersected at 175 metres depth and is believed to be the up-plunge extension of the Ultramafic Zone defined by drilling between 550 and 800 metres depth. This Zone remains underexplored between surface and 550 metres depth, and unexplored below 800 metres depth.

...more

Lake Shore Gold will focus its current drilling program on increasing the existing mineral resource in the shallow Ultramafic Zone and by extending all known mineralized zones to depth. Three dimensional modelling of the deposit using all available surveyed data, together with a detailed structural study, defined the current drill targets. As a result of this work, it is apparent that the Timmins Property has excellent open-pit potential. A revised assessment of the near surface resource using a number of cut-off grades will also be part of the current program.

Drilling results will be reported when available.

The Timmins Property is under option from Holmer Gold Mines Limited. Under the terms of the Agreement, Lake Shore Gold can earn an undivided 50% interest in the Timmins Property by incurring exploration expenditures of $2,500,000, making cash payments of $250,000, issuing 150,000 Lake Shore Gold common shares over a three-year period and confirming that the Timmins Property contains an indicated mineral resource of at least 500,000 ounces of gold.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec.

-30-

For more information, please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669 3533 (604) 688-5175
www.lsgold.com
e-mail: info@lsgold.com

Michael J. Byron, VP Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 - Fax (705) 525-7701

LAKE SHORE GOLD ANNOUNCES A $350,000 FINANCING

Not for Distribution to U.S. News Wire Services
or for Dissemination in the United States

July 15, 2003

Vancouver, B.C. – **Lake Shore Gold Corp. (LSG-TSXV)** today announced that it proposes to sell by way of private placement up to 530,304 units at $0.66 per unit. Each unit will consist of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.85 during the first year and at $1.20 during the second year after closing.

Gross proceeds of up to $350,000.64, which will be released to Lake Shore Gold on receipt of regulatory approval and closing, will be used for ongoing exploration and development programs on the Abitibi Project in the Province of Québec.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Québec. The Company is 58.40% owned by Aurora Platinum Corp.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The Units have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

- 30 -

For more information please contact:

Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 669 3533 (604) 688-5175
www.lsgold.com
e-mail: info@lsgold.com

LAKE SHORE GOLD APPOINTS NEW VICE PRESIDENT, EXPLORATION

June 9, 2003

Vancouver, B.C. - Lake Shore Gold Corp. (LSG–TSXV) announced today that the board of directors has appointed Dr. Michael J. Byron as Vice President, Exploration.

Dr. Byron has over 16 years of international experience as a geological consultant. Mike has managed exploration programs and geological studies for numerous major, mid-size and junior resource companies and research institutions, including Southwestern Resources Corp., Canabrava Diamond Corporation, Falconbridge Limited and Inco Limited. He is also Vice President, Exploration of Aurora Platinum Corp., which owns 58.5% of Lake Shore Gold.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Quebec. The Company has a portfolio of 29 properties covering more than 43,000 hectares in various geological environments and Option/Joint Venture agreements on a number of these properties.

-30-

For more information, please contact:
Daniel G. Innes, President
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669 3533 (604) 688-5175
www.lsgold.com
e-mail: info@lsgold.com

Michael J. Byron, VP Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 - Fax (705) 525-7701

LAKE SHORE OPTIONS TIMMINS AREA HIGH-GRADE GOLD PROPERTY

May 27, 2003

Vancouver, B.C. – **Lake Shore Gold Corp. (LSG–TSXV)** announced today that it has entered into an agreement with Holmer Gold Mines Limited to acquire an interest in the Timmins Gold Property, 18 kilometres west of the city of Timmins, Ontario. The Timmins Gold Property has a defined high-grade gold resource and is located along the main Porcupine - Destor Fault Zone ("PDFZ") on the west end of the Timmins Camp, the largest gold mining camp in North America. The Timmins Camp has produced more than 70 million ounces of gold since its discovery in the early 1900's.

In 2002 Watts, Griffis McOuat Limited ("WGM"), retained by Holmer Gold Mines Limited, calculated an indicated mineral resource (NI 43-101 compliant) of 422,000 tonnes at an uncut grade of 17.78 grams gold per tonne (422,000 tonnes grading 13.68 grams gold per tonne cut to 50 grams gold per tonne) and 890,000 tonnes grading 6.4 grams gold per tonne (cut grade). These resource tonnage calculations were prepared by WGM using a 6 gram gold per tonne cutoff.

Gold mineralization on the Timmins Property is typical of deposits in the Timmins Camp where high-grade mineralized quartz veins and disseminated sulphide zones occur within the PDFZ as steeply dipping ore shoots. All of the known gold mineralization on the Timmins Property occurs within a 150 to 200 metre wide, highly altered deformation zone (PDFZ) and includes: quartz-tourmaline veins and stockworks along a volcanic-sediment contact in the Main Zone and in the Hanging Wall Veins 1, 2 and 3; disseminated sulphides in altered mafic volcanics in the Footwall Zone; and disseminated sulphides / quartz veins in the Ultramafic Zone.

Drilling has confirmed the continuity and gold grade of the Main Zone, Hanging Wall Veins 1, 2 and 3 and in the Footwall Zone from surface to a depth of 350 metres. In the Hanging Wall Vein Zone, twenty-five metre spaced drilling within this near surface area has defined an indicated mineral resource of 183,000 tonnes grading 27.47 grams gold per tonne. High-grade gold mineralization (13.07 grams gold per tonne over 2.23 metres) was intersected in the Ultramafic Zone at a depth of 175 metres and appears to be the up-plunge extension of the Ultramafic Zone indicated by past drilling between 550 and 800 metres depth. The Ultramafic Zone remains underexplored between surface and 550 metres depth, and unexplored below 800 metres depth.

The WGM Report concluded that there is a high potential for the discovery of additional mineralization on the Timmins Property. Lake Shore Gold will focus its exploration program on increasing the existing mineral resource in the shallow Ultramafic Zone and by extending all zones to depth. Past exploration has been directed exclusively to the known mineralization while excellent targets for additional new gold mineralization exist on the rest of the Timmins Property. An initial 5,000 metre drill program has been planned to meet these objectives and will begin in June 2003.

...more

Under the terms of the Agreement, which is subject to regulatory approval, Lake Shore Gold can earn an undivided 50% interest in the Timmins Property by incurring exploration expenditures of $2,500,000, making cash payments of $250,000, issuing 150,000 Lake Shore Gold common shares over a three-year period and confirming that the Timmins Property contains an indicated mineral resource of at least 500,000 ounces of gold. Shares issued under the Agreement will be subject to a hold period as specified by regulatory authorities.

Lake Shore Gold is exploring for gold and base metals in the Archean Superior Province of Ontario and Quebec. The Company has a portfolio of 29 properties covering more than 43,000 hectares in various geological environments and Option/Joint Venture agreements on a number of these properties.

-30-

For more information, please contact:
Daniel G. Innes, President
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669 3533 (604) 688-5175
www.lsgold.com
e-mail: info@lsgold.com

Michael J. Byron, VP Exploration
Lake Shore Gold Corp.
1988 Kingsway, Unit G
Sudbury, ON P3B 4J8
Tel. (705) 525-0992 - Fax (705) 525-7701

ANNUAL GENERAL MEETING

March 19, 2003

Vancouver, BC – **Lake Shore Gold Corp. (LSG-TSXV)** announced that all shareholders of record as at April 22, 2003 will be entitled to receive notice of and to vote at the Annual General Meeting of shareholders of the Company, to be held at 1:00 p.m. on Wednesday June 4, 2003 at the Four Seasons Hotel, Vancouver, B.C.

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For more information, please contact:
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533 (604) 688-5175
www.lsgold.com e-mail: info@lsgold.com

LAKE SHORE GOLD CLOSED A $1.2 MILLION FINANCING

January 30, 2003

Vancouver, B.C. – **Lake Shore Gold Corp. (LSG–TSXV)** announced that the proposed private placement disclosed on January 14, 2003 has now closed and it has received gross proceeds of $1,200,000. Subscribers elected to purchase 250,000 flow through and 950,000 non-flow through units at $1.00 per unit.

Each flow through unit consisted of one common share qualified as a flow through share under the *Income Tax Act (Canada)* and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half common share purchase warrant. One whole share purchase warrant entitles the holder to buy one non-flow through common share for $1.30 within 12 months after closing.

Net proceeds from the sale of the private placement will be used for ongoing exploration and development and general working capital, subject to flow through funding expenditure requirements.

The independent directors of Lake Shore Gold Corp. have approved the participation by insiders of the Company in the private placement on the same terms as arm's length investors, and shareholdings of insiders in the Company increased as a result of such participation. Aurora Platinum Corp. purchased 200,000 units, and as a result of the financing its shareholding in Lake Shore Gold has been reduced from 61.2% to 58.8%. Also, a director of the Company purchased 50,000 flow through units and an officer purchased 10,000 flow through units. Further particulars of this transaction were disclosed in the Company's News Release dated January 14, 2003.

Haywood Securities Inc. acted as agent for the financing and was paid a commission of 7% of gross proceeds from the sale of units and received 120,000 broker warrants. Each broker warrant entitles the holder to purchase one non-flow through common share at a price of $1.20 within 12 months after closing.

Lake Shore Gold is exploring for precious metals in the Archean Superior Province, northwestern Ontario. The Company has a portfolio of 12 properties covering over 29,000 hectares. All of these properties contain gold mineralization in various environments.

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For more information, please contact:
Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669 3533 (604) 688-5175
www.lsgold.com
e-mail: info@lsgold.com

LAKE SHORE LAUNCHES 2003 GOLD PROGRAM

EXPLORATION UPDATE
NORTHERN ONTARIO GOLD PROPERTIES

January 14, 2003

Vancouver, BC – Lake Shore Gold Corp. (LSG-TSXV) is pleased to provide an update of results from the 2002 exploration program and the planned program for 2003 on the Company's gold properties located in northern Ontario. Between last June and September, nine Archaean Greenstone belts and over thirty mineral occurrences were mapped and sampled. Targets were selected based on proprietary airborne magnetics, electromagnetics and drillhole data generated by Inco Limited between 1970 and 1974. The data and the gold properties were assigned to Lake Shore, a subsidiary of Aurora Platinum Corp., and are subject to a Joint Venture between Inco and Aurora Platinum Corp. (see News Release dated December 17, 2002).

Two principal areas within the Superior Craton of Ontario were assessed during the summer field program. Gold mineralization within the project area is related to the regional structural corridor, the Stull-Wunnumin Fault Zone (SWFZ), and is similar to the Porcupine-Destor Fault system in the Timmins Gold Camp, the Cadillac Break in the Val d'Or Camp and to gold deposits in the Red Lake Camp. Gold mineralization is also associated with the Peeagwon Banded Iron Belt, which has been interpreted on the basis of proprietary airborne magnetics to be the eastward extension of the Musselwhite Banded Iron Belt that contains a number of gold deposits, including Placer Dome's Musselwhite Mine.

Fieldwork included geological mapping, prospecting, rock chip sampling, till sampling and heavy mineral geochemistry. A total of 550 rock chip and 516 till samples were collected with a further 456 overburden samples collected for geochemistry.

The 2002 exploration program led to the discovery of several new zones of gold mineralization and detailed delineation of a number of known gold prospects. A total of 11 properties were investigated, several of which were staked concurrent with exploration and over 30 mineral occurrences were visited. In November and December 2002, more than 10,000 line kilometres of helicopter and fixed wing magnetic/electromagnetic geophysical surveys were flown over selected areas to help define specific targets for follow-up exploration. A summary of results for selected properties is given below.

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Rowlandson/Canopener Properties

The Rowlandson Lake/Canopener properties are located immediately west of Aurora's 100% owned Lansdowne Property. These Properties are comprised of 324 claim units totaling 5,184 hectares and underlain by east-west trending shears (part of the SWFZ) containing gold bearing quartz veins. This shear zone has been traced for 10 kilometres on these Properties and extends eastward onto Aurora Platinum's Lansdowne Property.

According to public files, in the 1930's, a shallow drill hole put down on a surface gossan near Rowlandson Lake reported a mineralized intercept of 1.2% copper over 32 feet (9.8 metres) while surface grab samples collected in the mid-1980's from a quartz vein shear to the south of the gossan reported high-grade gold assays, including 167 grams per tonne (g/t) gold and 123.3 g/t gold while a channel sample across the shear zone assayed 10.3 g/t gold over 5.9 metres. This shear and additional showings associated with the main SWFZ shear were rock chip sampled by the Company and returned the following results: 107.5 g/t gold and 4.88% zinc over 0.3 metres; 154.2 g/t gold and 3.72% zinc over 0.3 metres; 12.7 g/t gold over 0.4 metres and 1.6 g/t gold over 0.5 metres. Down-ice till sampling from the SWFZ shear returned a number of samples with abundant pristine gold grains (up to 58 grains) in heavy mineral concentrates. The above work has defined a 10 kilometre long zone of shear hosted gold mineralization on the Rowlandson Lake/Canopener properties. A detailed cut grid together with ground geophysical surveys has been completed on the target horizon.

The Rowlandson Lake/Canopener shear gold zone has been traced eastward for an additional 12 kilometres onto Aurora Platinum's Lansdowne Property where significant shear hosted gold mineralization has been identified in surface exposures and in drill core.

The Rowlandson Lake/Canopener gold target will be drill tested in the current program.

Sheridan Property

The Sheridan Property consists of 24 claims totaling 6,016 hectares southwest of the Rowlandson Lake/Canopener properties. Underlying the Sheridan Property is a folded sequence of mafic volcanics, subvolcanic gabbro intrusions, siliceous sediments and extensive banded iron formation. Based on proprietary airborne magnetic data, the banded iron formation is interpreted to be an extension of the Musselwhite Banded Iron Belt (host to Placer Dome's Musselwhite Gold Mine).

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In the early 1970's a drill hole was stopped in a gold bearing quartz vein. Outcrop in the area is poor and the Company carried out a comprehensive till sampling program to determine the distribution of gold grains and the extent of the gold bearing horizon. Several samples returned highly anomalous numbers of pristine gold grains, indicating local sources. A tightly spaced airborne magnetic/electromagnetic (EM) survey has just been completed over the Property and has identified a number of very strong EM conductors associated with a complexly folded iron formation horizon. Follow-up exploration will include further refining of gold targets using heavy mineral sampling and additional drilling in the vicinity of the old drill hole which intersected gold bearing quartz-sulphide veins.

Rapson Bay Property

The Rapson Bay Property is comprised of 21 claim blocks totaling 4,928 hectares and is located in the Stull Lake Greenstone Belt in the northern Sachigo Subprovince. This Property is centred on Rapson Bay, an area being explored by a number of companies including Bema Gold, Boliden/Westmin, Newmont and Wolfden. Mafic volcanics and volcanic-derived sediments underlie the main part of the Property and an extensive shear zone containing chlorite+sericite+carbonate schist straddles the Stull-Wunnumin and Rapson Bay fault zones. Fifty-five rock samples were collected within altered volcanics and gabbros with the best results returning 4 metres of 12.1 g/t gold in a stockworked gabbro. Further sampling and ground geophysics are planned to determine the extent of this mineralization.

Meston Lake Property

This Property is located in the Black Bear Lake Greenstone Belt. The Property is comprised of one claim block totalling 208 hectares. Rock chip sampling returned anomalous gold values and till samples returned elevated numbers of pristine gold grains sourced within the main structure on the Property.

Peeagwon 1 Property

The Peeagwon 1 Property is located in the Wunnumin Greenstone Belt which is a 170 kilometre long northwest trending belt straddling the Stull-Wunnumin Fault Zone. This Property is comprised of 32 claim units totaling 512 hectares and is mainly underlain by glacial deposits with sparse outcrop in the western portion of the claimed ground. Outcrop of sheared mafic volcanics and quartz veining in altered diorite yielded anomalous gold values (>150ppb) in rock chip samples. Several electromagnetic conductors underlie the Property. Further sampling will be conducted in the 2003 field program.

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Harrell Lake Property

This Property is comprised of nine claim blocks totaling 2,048 hectares and was acquired based on a narrow gold zone intersected in the 1970's within a large anomalous copper zone over 100 feet (32.8 metres) in thickness. This zone was never followed up along strike and occurs within a 10 kilometre long electromagnetic conductor. Till sampling has shown portions of this feature to be anomalous in gold and further sampling will be carried out.

Lake Shore Gold is exploring for precious metals in the Archean Superior Province, northwestern Ontario. The Company has a portfolio of 12 properties covering over 29,000 hectares. All of these properties contain gold mineralization in various environments.

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For more information, please contact:

John G. Paterson, President
Lake Shore Gold Corp.
1650 – 701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669-3533/Fax (604) 688-5175

Daniel G. Innes, President
Aurora Platinum Corp.
Unit G, 1988 Kingsway
Sudbury, ON P3B 4J8, Canada
Tel. (705) 525-0992/Fax (705) 525-7701

04 JAN 22 AM 7:21

LAKE SHORE GOLD APPOINTS NEW PRESIDENT AND PROPOSES A $1.2 MILLION FINANCING

Not for Distribution to United States newswire services or for dissemination in the United States

January 14, 2003

Vancouver, BC – Lake Shore Gold Corp. (LSG-TSXV) announced today that the board of directors has appointed Daniel G. Innes as President and Director of the Company effective immediately.

Mr. Innes, also President and a director of Aurora Platinum Corp. and Vice President, Exploration and a director of Southwestern Resources Corp., has over 30 years of experience and has worked in a variety of metal environments in many parts of the world. The board wishes to thank Mr. Paterson for his contribution to the recent restructuring of Lakeshore Gold. Mr. Paterson, who will remain as a director on Lakeshore Gold's Board, is President and a director of Southwestern Resources Corp. and of Superior Diamonds Inc.

Lake Shore Gold also announced today that it proposes to raise up to $1.2 million by way of private placement. Subscribers may elect to purchase flow through units or non-flow through units at $1.00 per unit. Each flow through unit will consist of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit will consist of one common share and one common share purchase warrant. One whole share purchase warrant will entitle the holder to buy one common share for $1.30 within 12 months after closing.

Gross proceeds of up to $1.2 million from the private placement will, subject to regulatory approval, be used by Lake Shore Gold for ongoing exploration and development programs and general working capital, subject to flow through funding expenditure requirements. Haywood Securities Inc. will act as agent for the financing on a best efforts basis and be paid a cash commission of 7.0% of gross proceeds from the sale of all units and receive broker warrants equal to 10% of the total number of units sold. Each broker warrant will entitle the holder to purchase one common share at a price of $1.20 within 12 months after closing.

Aurora Platinum Corp., which currently holds 61.23% of the outstanding shares of Lake Shore Gold, has decided to purchase up to 200,000 non flow-through units. If the placement is fully subscribed, Aurora will hold 58.8% of the outstanding shares of Lake Shore Gold. In December 2002 the shareholders of Lake Shore Gold approved an acquisition agreement that granted Aurora the right to maintain a 58% of equity interest in Lake Shore Gold. Pursuant to TSX Venture Exchange Policy, Aurora's participation in the private placement is classified as a "related party transaction". Lake Shore Gold has determined that exemptions from various requirements of Appendix 5B to the TSX Venture Exchange policies are available. Given the

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existence of these exemptions and the fact that the financing will close as soon as possible, the private placement may close less than 21 days after the filing of the material change report required by Appendix 5B.

Lake Shore Gold's board of directors views Aurora's participation in the proposed financing as advantageous to Lake Shore and the directors of Aurora have decided to reduce the dilutive effect of the financing on its holdings by participating in the placement. Certain directors, officers or other insiders of Aurora or Lake Shore also may participate in the proposed financing.

This press release will not constitute an offer to sell or the solicitation of any offer to buy the securities in any jurisdiction. The shares have not been and will not be registered under the United State Securities Act of 1933 and may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements.

Lake Shore Gold is exploring for precious metals in the Archean Superior Province, northwestern Ontario. The Company has a portfolio of 12 properties covering over 29,000 hectares. All of these properties contain gold mineralization in various environments.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of the Company. Actual results may differ materially from those currently anticipated in such statements.

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For more information, please contact:
Daniel G. Innes, President
Thomas W. Beattie, Director
Lake Shore Gold Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 669 3533 (604) 688-5175

AURORA PLATINUM CORP.
LAKE SHORE GOLD CORP.

AURORA PLATINUM ACQUIRES CONTROLLING INTEREST IN

LAKE SHORE GOLD CORP. IN EXCHANGE FOR MINERAL ASSETS

December 17, 2002

Vancouver, B.C. – Aurora Platinum Corp. (ARP-TSXV) and **Lake Shore Gold Corp. (LSG-TSXV)** have completed the transactions set out in the parties' Acquisition Agreement dated September 15, 2002 whereby Lake Shore acquired interests in certain mineral claims and related rights (the "Mineral Assets") held by Aurora in exchange for Lake Shore issuing to Aurora 13,000,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants (the "Acquisition Warrants"). The acquisition of the Mineral Assets constituted a reverse takeover ("RTO") transaction for Lake Shore under the policies of the TSX Venture Exchange (the "Exchange").

Lake Shore, formerly Consolidated Takepoint Ventures Ltd., is anticipated to resume trading on the Exchange under the symbol LSG at the opening of trading on Wednesday December 18, 2002.

Concurrent with and part and parcel of the acquisition of the Mineral Assets and the RTO, Lake Shore completed a private placement (the "Private Placement") and raised $1 million through the sale of 5,555,556 units at $0.18 per unit. Each unit consisted of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.36 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the Mineral Assets and for general corporate purposes. Haywood Securities Inc. acted as agent in the Private Placement and received a cash commission of 7.5% of the gross proceeds and 555,555 agent's warrants.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. Each Acquisition Warrant will allow Aurora to purchase one share of Lake Shore for $0.24 for two years from issuance.

As disclosed in the News Release dated July 31, 2002, all of the directors of Lake Shore except Anthony Harvey resigned from the Board of Directors of Lake Shore upon completion of the RTO, and John G. Paterson, Thomas W. Beattie, and Michael D. Winn, nominees of Aurora, were appointed to the Board of Directors of Lake Shore In addition, John G. Paterson has been appointed as President, Parkash K. Athwal as Chief Financial Officer and Susy Horna as Secretary.

Lake Shore currently has 21,231,857 shares outstanding (28,205,190 shares on a fully diluted basis). The 13,000,000 Acquisition Shares held by Aurora represent 61.23% of the said outstanding shares and 46.09% of the shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora has the right to maintain a 58% equity interest in Lake Shore by

participating in further equity financings so long as Aurora holds at least 20% of the issued shares of Lake Shore.

Lake Shore has adopted a stock option plan and shareholders approved that 4,246,373 shares may be issued under the plan, of which 3,090,000 were granted at the closing of the RTO. Also, the auditors of Lake Shore were changed from G. Ross McDonald to Deloitte & Touche LLP effective as of the closing and the Company's financial year end changed from June 30 to December 31.

The Mineral Assets which Lake Shore acquired comprise (a) interests in 72 claim blocks (covering 940 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to related proprietary geophysical, geological and structural information. Pursuant to the Acquisition Agreement, Lake Shore has certain mineral exploration and development rights in the area, except kimberlites and diamonds, subject to certain back-in rights and a 1.5% net smelter return royalty held by a third party.

Independent geophysical consultants for Aurora reviewed and compiled proprietary airborne magnetic/electromagnetic data over all of the claim blocks. Mineral targets were modelled from the proprietary airborne data and geological data compilation. A helicopter and fixed wing supported geological reconnaissance program was conducted from June to September 2002. Geological mapping, prospecting, lithogeochemical sampling and glacial till sampling was conducted as part of the exploration program. Significant exploration activity in some of the claim areas has been conducted by a number of other companies.

The properties acquired by Lake Shore are prospective for shear-hosted gold deposits, volcanogenic massive sulphide deposits and other base metal deposits associated with layered mafic-ultramafic complexes. A two phase exploration program for the property is recommended with an expenditure of $408,000 in Phase 1 for linecutting and ground geophysical surveying followed by a $600,000 Phase II drilling program depending on the results obtained in the Phase I program.

Aurora Platinum Corp. is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has properties under option with Falconbridge Limited in Sudbury District (Foy and Footwall properties) and option with Inco Limited (AEM Project) covering a large area in Northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also exploring a number of the 100% owned properties in northwestern Ontario, and the Midrim/Belleterre/Angliers project in Quebec.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the businesses of Lake Shore and Aurora. Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:
Daniel G. Innes, President
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, BC V7Y 1C6, Canada
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

For more information, please contact:
Thomas W. Beattie, Director
Lake Shore Gold Corp.
PO Box 54060
Suite 1515, 700 West Pender Street
Vancouver, BC V6C 3P4, Canada
Tel. (604) 806-0667/Fax (604) 688-5175

AURORA PLATINUM CORP.
CONSOLIDATED TAKEPOINT VENTURES LTD.

AURORA PLATINUM TO ACQUIRE CONTROLLING INTEREST IN CONSOLIDATED TAKEPOINT IN EXCHANGE FOR MINERAL ASSETS

July 31, 2002

Vancouver, B.C. – Aurora Platinum Corp. ("Aurora") (ARP-TSX Venture) and **Consolidated Takepoint Ventures Ltd. ("Takepoint") (CTK-TSX Venture)** have entered into an agreement (the "Acquisition Agreement") dated July 29, 2002 regarding Takepoint's proposed acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by Aurora in exchange for Takepoint issuing to Aurora 13,000,000 common shares (the "Acquisition Shares") and 550,000 share purchase warrants ("Acquisition Warrants"). Each Acquisition Warrant will allow Aurora to acquire one common share of Takepoint for $0.24 within 2 years from the date of closing. As the acquisition of the Mineral Assets will constitute a change of control of Takepoint, the transaction will be treated as a reverse takeover ("RTO") of Takepoint under the policies of the TSX Venture Exchange (the "Exchange") and it is anticipated that the securities issued to Aurora will be subject to escrow restrictions in accordance with the policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws.

Concurrent with and part and parcel of the acquisition of the Mineral Assets and the RTO, Takepoint proposes to complete a private placement (the "Private Placement") to raise up to $1 million through the sale of up to 5,555,556 units at $0.18 per unit. Each unit will consist of one common share and one half of a common share purchase warrant, with each full share purchase warrant entitling the holder to buy one common share at $0.36 within 12 months after closing. The proceeds of the Private Placement will be applied to initial exploration work on the mineral interests to be acquired from Aurora and for general corporate purposes. The Private Placement is subject to Exchange acceptance.

The Mineral Assets that Takepoint intends to acquire are comprised of a number of claim blocks staked by Aurora in an area of northern Ontario ("Area of Interest") and rights to certain proprietary geophysical, geological and structural information in the Area of Interest. Takepoint will have non-exclusive exploration and development rights in the Area of Interest for all metals and minerals except kimberlites/diamonds, subject to certain back-in rights and a 1.5% net smelter return royalty held by a third party, to a maximum royalty of $2.5 million per mine developed.

Geophysical consultants for Aurora have reviewed proprietary airborne magnetic/electromagnetic data over the Area of Interest. Helicopter supported geological reconnaissance work, at a cost of approximately $110,000 to the end of June 2002, has been conducted and is continuing. Evaluation of the Area of Interest is in progress and sampling by Aurora has identified a number of significant mineral prospects in several areas. A two-phase exploration program for the Project is recommended with an expenditure of $400,000 in Phase I and $600,000 in Phase II.

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Completion of the acquisition of the Mineral Assets is subject to a number of conditions, including but not limited to Exchange acceptance, Takepoint shareholder approval, due diligence examinations, completion of the Private Placement and receipt of all necessary technical reports concerning the Mineral Assets. The acquisition cannot close until the required Takepoint shareholder approval is obtained and Takepoint intends to schedule a meeting of shareholders as soon as practicable to consider the RTO, among other things. There cannot be assurances that the transaction will be completed as proposed or at all.

Takepoint will be required to retain a sponsor in connection with the RTO and is presently negotiating an agreement for a sponsor. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.

Upon completion of the RTO, it is expected that all of the directors of Takepoint except Anthony R. Harvey will resign from the Board of Directors of Takepoint and Aurora will nominate three new directors, being John G. Paterson, Michael D. Winn and Thomas W. Beattie. It is intended that Mr. Paterson will be appointed as President and Susy Horna as Secretary.

Mr. Paterson is a Professional Geologist who has been Chief Executive Officer and a Director of Southwestern Resources Corp. since June 1992. He was President and a Director of Aurora from May 2000 to June 2002, President of Canabrava Diamond Corp. from November 1994 to November 1997 and a Director of Canabrava from November 1994 to February 2002. Mr. Winn has been President of Terrasearch Inc., a financial consulting company, since January 1997. He was a Financial Analyst with Global Resource Investments Ltd. from 1994 to 1996 and a Geologist with CDM Federal Programs Corporation from 1990 to 1993. Mr. Beattie is a lawyer who has been Vice-President, Corporate Development and Corporate Secretary of Aurora since May 2000 and Vice-President, Corporate Development and Secretary of Southwestern Resources Corp. and Canabrava Diamond Corporation since 1996. Susy Horna has performed corporate secretarial functions for a number of public companies for several years.

After the issuance of the Acquisition Shares and Acquisition Warrants, and completion of the Private Placement, it is expected that Takepoint will have 21,231,867 shares outstanding (25,115,201 shares on a fully diluted basis). The Acquisition Shares held by Aurora will represent 61.23% of the 21,231,867 outstanding shares and 53.95% of the 25,115,201 outstanding shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora will have the right to maintain a 58% equity interest in Takepoint by participating in further equity financings so long as Aurora holds at least 20% of the issued shares of Takepoint.

Consolidated Takepoint Ventures Ltd., a Yukon corporation, is currently an inactive issuer whose shares have been halted from trading on the Exchange as a result of the RTO. Trading in the common shares of Takepoint is expected to remain halted until the RTO completes.

Aurora Platinum Corp., a Yukon corporation, is actively exploring for nickel-copper-platinum-palladium deposits in Ontario and Quebec. The Company has a joint venture with Falconbridge Limited in the Sudbury District (Foy and Footwall Properties) and a joint venture with Inco Limited (AEM Property) covering a large area in northern Ontario and in the Sudbury District (Nickel Lake Project). Aurora is also aggressively exploring its 100%-owned Lansdowne and Fishtrap Lake Properties in northwestern Ontario, and the Midrim/Belleterre/Angliers Project in Quebec. These projects are not included in the Mineral Assets. Aurora is a Tier 1 company on the Exchange. There is no individual who directly or indirectly beneficially holds a controlling interest in or who otherwise controls or directs Aurora.

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Investors are cautioned that, except as disclosed in the management information circular of Takepoint to be prepared in connection with the transaction, any information released or received with respect to the RTO may not be accurate or complete and should not be relied upon. Trading in the securities of Takepoint should be considered highly speculative.

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the businesses of Takepoint and Aurora. Actual results may differ materially from those currently anticipated in such statements.

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For more information, please contact:

Daniel G. Innes, President & CEO
Thomas W. Beattie, VP Corp. Development
Aurora Platinum Corp.
Suite 1650-701 West Georgia Street
Vancouver, B.C. Canada V7Y 1C6
Tel. (604) 687-7778 – Fax (604) 688-5175
www.auroraplatinum.com
email: info@auroraplatinum.com

For more information, please contact:

Anthony R. Harvey
P.O. Box 48778, Bentall Station
Consolidated Takepoint Ventures Ltd.
Vancouver, B.C. Canada V7X 1A6

Tel. (604) 608-3878
Fax (604) 264-9771

TAKEPOINT VENTURES LTD.
P.O. BOX 58778, BENTALL STATION
VANCOUVER, B.C.
V7X 1A6

NEWS RELEASE

June 24, 2002 **TKP**

Re: Consolidation, Name Change and Continuation, Trading Halt

Takepoint Ventures Ltd. ("Takepoint") is pleased to announe that effective June 25, 2002 its name will be changed from Takepoint Ventures Ltd. to Consolidated Takepoint Ventures Ltd., and its share capital will be consolidated, each three common shares being consolidated for one common share. In addition, effective June 25, 2002, Takepoint's governing jurisdiction will be continued from the Province of British Columbia into the Yukon Territory. Further to the Bulletin of the TSX Venture Exchange dated June 21, 2002, effective at the opening June 25, 2002, the common shares of Consolidated Takepoint Ventures Ltd. will be listed but will remain halted on the TSX Venture Exchange, and the common shares of Takepoint will be delisted.

Trading of Takepoint's shares was halted on June 21, 2002 at the request of Takepoint. Takepoint is in discussions for a signficant acquisition and expects to issue a news release with regard to the transaction within the next two weeks.

TAKEPOINT VENTURES LTD.

"Anthony R. Harvey"
ANTHONY R. HARVEY, DIRECTOR

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

TAKEPOINT VENTURES LTD.
P.O. BOX 58778, BENTALL STATION
VANCOUVER, B.C.
V7X 1A6

NEWS RELEASE

June 13, 2002 **TKP**

Re: Exercise of 1,000,000 Warrants

Further to the Company's News Release dated May 30, 2002, the Company confirms that the TSX Venture Exchange has consented to the reduction of the exercise price of 1,000,000 warrants expiring June 7, 2002 from an original exercise price of $0.20 per share to a new exercise price of $0.11 per share. These warrants were issued pursuant to a private placement of 1,000,000 shares with 1,000,000 non-transferrable share purchase warrants attached. The Company further confirms that the 1,000,000 warrants have been exercised and that 1,000,000 common shares at $0.11 per share have been issued for proceeds to the Company of $110,000.

TAKEPOINT VENTURES LTD.

"Anthony Harvey"
ANTHONY HARVEY, DIRECTOR

CMD\363001\K2 Warrant\0125

TAKEPOINT VENTURES LTD.
P.O. BOX 58778, BENTALL STATION
VANCOUVER, B.C.
V7X 1A6

NEWS RELEASE

May 30, 2002 **TKP**

The Company has made an application for TSX Venture Exchange approval to amend the exercise price of 1,000,000 warrants to purchase shares at $0.20 per share to an exercise price of $0.11 per share. The warrants were issued pursuant to a private placement in June 2000 and expire on June 7, 2002.

TAKEPOINT VENTURES LTD.

"Anthony R. Harvey"
ANTHONY HARVEY, DIRECTOR

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

TAKEPOINT VENTURES LTD.

(the "Company")

Suite 1260, 999 West Hastings Street
Vancouver, British Columbia, V6C 2W2
Telephone: (604) 408-1990 and Facsimile: (604) 801-5499

Date: March 12, 2002 Ticker Symbol: "TKP"

NEWS RELEASE

ANNOUNCEMENT OF NEW BOARD OF DIRECTORS AND PROPOSED 3 FOR 1 SHARE CONSOLIDATION

The Company announces that a new board of directors was elected at its Annual General Meeting of Shareholders held on December 19, 2001 consisting of the following:

Eric D. Pinkney, (Toronto, Ontario)
Anthony R. Harvey (West Vancouver, British Columbia)
Kevin Winter (Hamilton, Bermuda)

Following the meeting Mr. Eric Pinkney was appointed president of the Company and Ms. Devi Johal was appointed Corporate Secretary.

At the Annual General Meeting the shareholders also gave approval for a share consolidation based on three-old-for-one-new shares of the Company, whereby the Company's currently outstanding_7,333,334_shares will be consolidated to 2,444,444 post-consolidated shares. The Company is planning to complete the consolidation over the next 90 days, subject to regulatory approval.

ON BEHALF OF THE BOARD OF DIRECTORS

Per:
"*Anthony R. Harvey*"

Anthony R. Harvey
Director

THIS NEWS RELEASE HAS BEEN PREPARED BY MANAGEMENT OF THE ISSUER WHO TAKES FULL RESPONSIBILITY FOR ITS CONTENTS. THE CANADIAN VENTURE EXCHANGE INC. NEITHER APPROVES NOR DISAPPROVES OF THE CONTENTS OF THIS NEWS RELEASE. THIS NEWS RELEASE MAY INCLUDE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF SECTION 27A OF THE UNITED STATES *SECURITIES ACT OF 1933*, AS AMENDED, AND SECTION 21E OF THE UNITED STATES *SECURITIES AND*

EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, THE ISSUER'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE *PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995* AND INVOLVE RISKS AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN THE FORWARD-LOOKING STATEMENTS CONTAINED HEREIN. THIS NEWS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION.

Computershare

04 JAN 22 AM 7:21

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

November 28, 2003

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: LAKE SHORE GOLD CORP.

We confirm that the following material was sent by pre-paid mail on November 28, 2003, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Third Quarter Report for the Nine Months Ended September 30, 2003/Consolidated Financial Statements as at September 30, 2003/Management's Discussion and Analysis
2. Quarterly and Year End Report BC Form 51-901F for the Quarter Ended September 30, 2003/Schedule B

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Anita Basi"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

04 JAN 22 AM 7:21

QUARTERLY REPORT

Incorporated as part of: [x] **Schedule A**

[ ] **Schedule B & C**

ISSUER DETAILS:

For Quarter Ended:	**September 30, 2003**
Date of Report:	**November 28, 2003**
Name of Issuer:	**Lake Shore Gold Corp.**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**CFO**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Daniel G. Innes	"Daniel G. Innes"	November 18, 2003
Name of Director	Signed (typed)	Date Signed
Thomas W. Beattie	"Thomas W. Beattie"	November 18, 2003
Name of Director	Signed (typed)	Date Signed



Lake Shore Gold Corp.

Third Quarter Report

For the nine months ended September 30, 2003

To Our Shareholders

Lake Shore Gold Corp. advanced its exploration projects during the third quarter and drilling is ongoing on two advanced gold projects. Results from the first seven drill holes on the Timmins Gold Property have returned excellent grades and widths in the ultramafic zone at depths of 550 to 850 metres. Three drills are currently operating on the Project in a combined resource expansion and exploration program. The Bazooka Project in Quebec was acquired and drilling was initiated in mid-October.

Mapping, soil sampling and prospecting were completed over the regional Abitibi gold and base-metal projects and further work is expected to delineate drill targets on several of these grass roots prospects. Geophysical data for the historical Inco database is being successfully integrated with public domain data. This integration process will result in a complete geological database to provide a unique framework for ongoing exploration and acquisition activities.

Timmins Gold Project

In late May the Company entered into an agreement with Holmer Gold Mines Limited to acquire an interest in the Timmins Gold Property, 18 kilometres west of the city of Timmins, Ontario. The Timmins Gold Property has a defined high-grade gold resource and is located along the main Porcupine-Destor Fault Zone ("PDFZ") on the west end of the Timmins Camp, the largest gold mining camp in North America. The Timmins Camp has produced more than 70 million ounces of gold since its discovery in the early 1900's.

In 2002 Watts, Griffis McOuat Limited ("WGM"), retained by Holmer Gold Mines Limited, calculated an indicated mineral resource (NI 43-101 compliant) of 422,000 tonnes at an uncut grade of 17.78 grams per tonne gold (gpt Au) or 422,000 tonnes grading 13.68 gpt Au cut to 50 gpt Au and 890,000 tonnes grading 6.4 gpt Au (cut grade). These resource tonnage calculations were prepared by WGM using a 6 gpt Au cutoff.

Gold mineralization on the Timmins Gold Property is typical of deposits in the Timmins Camp, where high-grade mineralized quartz veins and disseminated sulphide zones occur adjacent to the PDFZ as steeply dipping ore shoots. All of the known gold mineralization on the Timmins Gold Property occurs within a 150 to 200 metre wide, highly altered deformation zone. The mineralization plunges at 65 degrees to the northwest as continuous shoots from surface to the deepest intercept at 850 metres below surface. The Main Zone and the Hanging Wall veins V1, V2 and V3 are quartz tourmaline veins and stockworks. The Footwall Zone is characterized by strong albite alteration hosting disseminated pyrite while the Ultramafic Zone consists both of quartz tourmaline veins and disseminated sulphide mineralization. The quartz tourmaline zones are hosted along a highly sheared and

altered mafic volcanic-sedimentary rock contact. The Footwall Zone is hosted by sheared and albitized volcanic rocks while the Ultramafic Zone is hosted by a complex, multiphase mafic intrusive located in a tight fold nose.

Drilling has confirmed the continuity and gold grade of the Main Zone, Hanging Wall veins 1, 2 and 3 and in the Footwall Zone from surface to a depth of 350 metres. In the Hanging Wall Zone, 25 metre spaced drilling between surface and 350 metres depth has defined an indicated mineral resource of 183,100 tonnes grading 27.5 gpt Au (uncut). The Main Zone has also been drilled from surface to the contact with a diabase dyke at 250 metres below surface and hosts an additional 89,000 tonnes grading 12.01 gpt Au (cut). The Main Zone is a wide zone of quartz tourmaline stockwork that locally carries good gold grades over wide widths. Hole 98-18 intercepted 49.5 metres grading 3.04 gpt Au (uncut) from 20.7 metres to 71.15 metres. Both the near surface Main Zone and Hanging Wall Zone will be evaluated as potential open pit resources, as part of the current program.

The Footwall and Ultramafic zones have the greatest grade times width values and currently account for 35% of the total tonnage in the indicated resource and 93% of the inferred resource. These two zones are underexplored from 150 metres depth to the diabase dyke at 530 metres depth as well as west of the dyke from 530 metres to 850 metres. Intercepts west of the dyke have indicated very strong stacked mineralization in the Ultramafic and Footwall zones that is currently open both up dip and down plunge. Previous drilling west of the dyke cut several good intercepts including 6.7 gpt Au/3.05 metres, 9.29 gpt Au/3.72 metres, 10.0 gpt Au/2.5 metres, 19.98 gpt Au/2.3 metres and 11.36 gpt Au/4.3 metres. The last two intercepts can be included into a single interval grading 6.03 gpt Au over 18.9 metres. These are the deepest intercepts to date and the zone is open down plunge to the west.

A drill program was initiated in July 2003 to expand the known indicated resource. The program will provide infill blocks at 25 metre centres in the Hanging Wall, Footwall and Ultramafic zones east of the diabase dyke as well as drill off sections west of the dyke at 25 metre centres.

The results from the first three resource expansion drill holes were released on October 8, 2003. The best results are from holes TG03-03 and TG03-04. These holes cut 7.8 gpt Au/30.20 metres (including 11.6 gpt Au/11.8 metres and 11.1 gpt Au/8.8 metres) and 7.5gpt Au/20.4 metres (including 22.4 gpt Au/2.9 metres and 9.3 gpt Au/4.7 metres) respectively. Holes TG03-01 and TG03-02 also successfully intercepted new mineralized blocks. Hole TG03-01 cut the Footwall Zone and intercepted 4.5 gpt Au/22.57 metres (including 7.6 gpt Au/4.73 metres and 8.5 gpt Au/2.2 metres). Hole TG03-02 intercepted 9.7 gpt Au/3.7 metres and 14.1 gpt Au/1.4 metres in the Hanging Wall Zone.

As of September 5, 2003, the program was expanded to include three diamond drills. Two are currently working on the resource expansion program while a third drill is completing detailed sections across the Main Zone from surface to 150 metres in order to evaluate a possible open pit resource. Once the shallow drilling is completed, the third drill will test other exploration targets on the Property. Exploration is focusing on the sediment-volcanic contact that hosts the known mineralization. Targets include known shear zones, rock and soil anomalies and interpreted targets beneath cover, based on a recently completed helicopter borne magnetics survey. Over 10,000 metres of diamond drilling will be completed by the end of 2003.

On November 7, 2003 Lake Shore signed an option agreement with Band-Ore Resources to earn a 60% interest in the Thunder Creek Property, which is contiguous to the Timmins Gold Property. This will allow Lake Shore to test the potential continuation of mineralization of the Ultramafic and Footwall zones currently being drilled on the Timmins Gold Property.

Bazooka Project

Lake Shore Gold Corp. has acquired a 100% interest in the Bazooka Property (see press release dated September 23, 2003). The Bazooka Property consists of 15 mining claims located in Beauchastel Township, 7 kilometres southwest of Rouyn-Noranda, Quebec. The Property covers 1.8 kilometres of the main Cadillac Break located immediately to the west of the Augmitto deposit of Yorbeau Resources (1 million tonnes at 6.17 gpt Au; 1988 resource by Augmitto Resources).

The Property was first worked by Siscoe Mines in 1946, who drilled 26 holes and drove a ramp to 120 metres below surface. The underground workings defined a mineralized zone that was estimated to contain 100 tons/vertical foot at a grade of 9.26 gpt Au. The most significant drill holes are listed below:

BA-5
8.8 gpt Au/9.1 metres and 3.8 gpt Au/5.4 metres
BA-20
10.7 gpt Au/ 3.0 metres
BA-26
4.1 gpt Au/3.0 metres

Soquem Inc. evaluated the Property in 1981 and 1982 by drilling 16 holes. The best intercepts are listed below:

81-03
42.5 gpt Au/4.5 metres
82-05
2.9 gpt Au/9.0 metres
82-09
12.3 gpt Au/7.5 metres and
21.1 gpt Au/2.05 metres

Mineralization is reported to consist of strong carbonate-albite-silica alteration with disseminated pyrite and minor quartz tourmaline veins hosted by strongly deformed greywacke and talc chlorite schist. The intercepts reported above are from a 300 metre long portion of the Cadillac Break with the deepest drill intercepts to date at 220 metres below surface. There has been no drilling done on the Property since 1982.

A 2,000 metre drill program was initiated on October 20, 2003. The objective of the program will be to define the main mineralized horizon on 50 metre sections extending west from the Augmitto Gold deposit to the shaft area along a strike of 250 metres.

Abitibi Project – Northeastern Ontario and Western Quebec

The Abitibi Project is a regional exploration program focusing on the discovery of gold and/or base metal deposits within the Abitibi Greenstone Belt of northeastern Ontario and western Quebec.

During the quarter, field work was completed on 16 properties located in Quebec. The work to date has consisted of preliminary grass roots exploration including prospecting and mapping, and rock, till and soil sampling. Detailed mapping, prospecting and soil sampling was completed over selected parts of the Noranda North base metal project located 40 kilometres north of Noranda. Results are being compiled and are expected to lead to the definition of drill targets.

Daniel G Innes
President

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

September 30, 2003 and 2002

DESCRIPTION OF BUSINESS

Lake Shore Gold Corp. ("the Company" or "Lake Shore") is a development stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral properties in Ontario and Quebec. Lake Shore is a reporting issuer in British Columbia, Alberta and Quebec and trades on the TSX Venture Exchange under the symbol LSG.

On December 16, 2002 the Company completed a business reorganization involving certain mineral claims and related rights held by Aurora Platinum Corp. ("Aurora") by issuing to Aurora an aggregate of 13 million common shares and 550,000 share purchase warrants. Subsequent to the transaction, the Company changed its fiscal year end date from June 30 to December 31.

Until completion of the business reorganization, the Company was not actively involved in any business activity. As a result, the comparisons to the period ended September 30, 2002 in the following discussion and analysis may not be meaningful.

TIMMINS GOLD PROPERTY

The Timmins Gold Property is located along the main Porcupine-Destor Fault Zone on the west end of the Timmins Camp, 18 kilometres west of the city of Timmins. On June 2, 2003 Lake Shore received regulatory approval from the TSX Venture Exchange regarding an agreement with Holmer Gold Mines Limited to earn an undivided 50% interest in the Property by incurring exploration expenditures of $2.5 million, making cash payments of $250,000, issuing 150,000 common shares over a three year period, and confirming that the Property contains an indicated mineral resource of at least 500,000 ounces of gold.

In 2002 Watts, Griffis McOuat Limited calculated an indicated mineral resource of 422,000 tonnes at an uncut grade of 17.78 grams gold per tonne and 890,000 tonnes grading 6.4 grams gold per tonne (cut grade). All resource calculations were made using a cut off grade of 6 grams gold per tonne. Lake Shore is focusing its exploration program on increasing the existing mineral resource in the shallow Ultramafic Zone and by extending all zones to depth. An initial 5,000 metre drill program commenced in July 2003 to meet these objectives. The results from the first three resource expansion drill holes were released on October 8, 2003. In September the drilling program was expanded to over 10,000 metres of diamond drilling to be completed by the end of 2003.

To date, Lake Shore has paid $50,000 and issued 50,000 common shares pursuant to the agreement and incurred $784,499 in exploration expenditures to September 30, 2003, of which $503,834 relate to drilling.

Bazooka Gold Property

The Bazooka Gold Property is located in Beauchastel Township, a few kilometres southwest of Rouyn-Noranda, Quebec. On September 23, 2003 Lake Shore signed a purchase agreement with Fieldex Exploration Inc. to acquire a 100% interest in the Property by paying $125,000 in cash. The Property is subject to a 2% net smelter return royalty and Lake Shore will have the option to purchase 1% of the royalty for $1 million.

Previous drilling by Siscoe Mines and Soquem Inc. reported high-grade gold intersections and the mineralization remains open and untested in all directions. There has been no drilling on the Property since 1982. Lake Shore commenced an initial drilling program of 2,000 metres in October 2003.

Abitibi Project

The Abitibi Project was generated as a result of an agreement between Aurora and Inco Limited ("Inco") whereby Aurora has acquired proprietary airborne and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and Lake Shore entered into an agreement whereby Lake Shore is contributing 45% of the costs of digitizing parts of the data and compiling the global information system database in order to have access to the database.

The initial phase of the Abitibi Project involved a comprehensive review of the entire area to help guide the selection of specific project areas and determine the exploration model for specific targets. A number of target properties have been acquired by staking and a total of $355,414 has been spent on acquisition and exploration costs.

General and Administrative

Consulting and management fees of $270,761 includes $36,000 and $18,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora respectively during the nine months ended September 30, 2003 pursuant to separate administrative services agreements, $84,911 in fees on account of consulting and management services provided by directors, officers and other consultants, and $131,850 in stock-based compensation expense resulting from stock options granted to non-employees during the period.

General exploration includes $83,800 in stock-based compensation expense for stock options granted to non-employees involved in exploration work.

As a result of stock options granted to non-employees, the Company recognized a total of $215,650 in stock-based compensation expense and included this amount in contributed surplus.

Investor relations expenses of $76,113, and $9,153 for the periods ended September 30, 2003 and 2002, respectively, includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities.

Legal and accounting expense declined by $24,081 during the nine months ended September 30, 2003 compared to the same period in 2002 due to the large reorganization costs incurred during that period.

Other general and administrative expenses reflect an increased level of corporate activity.

The Company earned $36,810 in interest income from its cash and short-term investments.

In June 2003 the Company appointed Dr. Michael J. Byron as Vice President of Exploration.

Related Party Transactions

The Company paid $77,737 in consulting fees to companies owned by a director and an officer of the Company during the nine month period ended September 30, 2003.

The Company also paid $18,000 to Aurora and $36,000 to Southwestern under the terms of two separate administrative services agreements. There was an amount of $21,611 due to Aurora at September 30, 2003.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at September 30, 2003 was $3,182,863 compared to $998,119 as at December 31, 2002.

The increase of approximately $2.2 million in working capital reflects proceeds from share issuances of $4.2 million partially offset by $1.8 million ($1.4 million on a cash basis) in resource property expenditures and $259,000 in operating expenditures.

During the nine months ended September 30, 2003, the Company completed three private placements for aggregate gross proceeds of $4,221,689 as follows:

On January 30, 2003 the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit. The agent was paid a commission of 7% of gross proceeds and received 120,000 broker warrants.

On July 31, 2003 the Company issued by way of private placement 530,304 units at $0.66 per unit consisting of one common share and one-half of a common share purchase warrant with each full share purchase warrant entitling the holder to buy one common share at $0.85 within one year of closing and at $1.20 within two years of closing.

On August 22, 2003 the Company completed a brokered private placement of 3,566,699 flow through and 250,000 non-flow through units at $0.70 per unit. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.85 during the first year and for $1.20 during the second year after closing. The agent received a commission of 7% of gross proceeds and 381,680 broker warrants.

As at September 30, 2003, the Company had spent $526,395 of the flow through proceeds on CEE (Canadian Exploration Expenditures) in accordance with flow through rules.

In management's view the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, undertake exploration and development of its mineral properties.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Balance Sheets

Unaudited	[illegible]	*December 31, 2002*
Assets		
Current		
Cash and cash equivalents	$ 3,566,782	$ 1,126,096
Exploration advances and other receivables	127,693	12,098
	3,694,475	1,138,194
Resource properties *(note 2)*	2,561,054	763,482
	$ 6,255,529	$ 1,901,676
Liabilities		
Current		
Accounts payable and accrued charges	$ 489,951	$ 59,780
Due to affiliated company *(note 4)*	21,611	80,295
	511,562	140,075
Shareholders' Equity		
Share capital *(note 3)*	[illegible]	4,096,249
Contributed surplus	[illegible]	257,015
Deficit	(3,068,209)	(2,591,663)
	5,743,967	1,761,601
	$ 6,255,529	$ 1,901,676

See accompanying notes to financial statements

Approved by the Board

Daniel G Innes

Thomas W Beattie

STATEMENTS OF LOSS AND DEFICIT

Unaudited	[illegible]	*Three months ended September 30, 2002*	[illegible]	*Nine months ended September 30, 2002*
EXPENSES				
Consulting and management fees	[illegible]	$ 2,250	[illegible]	$ 7,500
General exploration	58,552	–	88,755	–
Investor relations	[illegible]	2,413	[illegible]	9,153
Legal and accounting	[illegible]	32,916	[illegible]	58,596
Office expense	[illegible]	334	[illegible]	2,544
Travel	8,765	–	14,467	–
Write down of loan receivable		–		86,949
Loss before undernoted items	[illegible]	(37,913)	[illegible]	(164,992)
Interest	[illegible]	–	[illegible]	251
Gain on settlement of accounts payable		–		15,063
Net loss for the period	[illegible]	(37,913)	[illegible]	(149,678)
Deficit at beginning of period	[illegible]	(2,352,394)	[illegible]	(2,240,629)
Deficit at end of period	[illegible]	$ (2,390,307)	[illegible]	$ (2,390,307)
Loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.03)
Weighted-average number of shares outstanding	[illegible]	2,676,311	[illegible]	5,781,000

See accompanying notes to financial statements

Statements of Cash Flows

Unaudited	[illegible]	Three months ended September 30, 2002	[illegible]	Nine months ended September 30, 2002
Operating Activities				
Net loss for the period	[illegible]	$ (37,913)	[illegible]	$ (149,678)
Stock-based compensation	[illegible]	–	[illegible]	–
Write down of loan receivable		–		86,949
	[illegible]	(37,913)	[illegible]	(62,729)
Change in non-cash operating working capital items				
(Increase) decrease in exploration advances and other receivables	[illegible]	1,397	[illegible]	10,795
Increase (decrease) in accounts payable and accrued charges	[illegible]	33,808	[illegible]	2,780
	[illegible]	(2,708)	[illegible]	(49,154)
Investing Activity				
Resource property expenditures	[illegible]	–	[illegible]	–
Financing Activity				
Shares issued	[illegible]	–	[illegible]	110,000
Increase (decrease) in cash and cash equivalents during the period	[illegible]	(2,708)	[illegible]	60,846
Cash and cash equivalents at beginning of period	[illegible]	268,787	[illegible]	205,233
Cash and cash equivalents at end of period	[illegible]	$ 266,079	[illegible]	$ 266,079
Cash and cash equivalents consist of:				
Cash	[illegible]	$ 266,079	[illegible]	$ 266,079
Short-term investments	[illegible]	–	[illegible]	–
Cash and cash equivalents at end of period	[illegible]	$ 268,787	[illegible]	$ 268,787

SUPPLEMENTAL CASH FLOW INFORMATION *(note 5)*

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

Unaudited
For the nine months ended September 30, 2003 and 2002

1. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Interim results are not necessarily indicative of results expected for the fiscal year.

2. RESOURCE PROPERTIES

For the nine month period ended September 30, 2003:

	AEM Ontario Project	*Rowlandson-Canopener Project*	*Abitibi Project*	*Timmins Property*	*Other Projects*	*Total*
Balance, beginning of period	$ 722,718	$ 40,764	$ —	$ —	$ —	$ 763,482
Property acquistion and maintenance	—	—	—	85,500	3,990	89,490
Analytical	—	12,182	13,558	34,096	27,396	87,232
Geophysics	2,778	22,563	23,621	36,164	—	85,126
Geology	12,862	265,013	288,056	180,508	119,305	865,744
Drilling	—	91,630	—	503,834	—	595,464
Research	491	560	—	—	—	1,051
Project administration	994	7,169	30,179	29,897	5,276	73,515
Balance, end of period	$ 739,843	$ 439,881	$ 355,414	$ 869,999	$155,967	$ 2,561,104

The AEM Ontario and Rowlandson-Canopener projects originated as a result of the mineral claims acquired from Aurora Platinum Corp. ("Aurora") in 2002 pursuant to the reverse takeover transaction.

The Abitibi Project was generated as a result of an agreement between Aurora and Inco Limited ("Inco") whereby Aurora has acquired proprietary airborne and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within the area of interest. Aurora and Lake Shore have entered into an agreement whereby Lake Shore will contribute 45% of the costs of

NOTES TO FINANCIAL STATEMENTS

Unaudited
For the nine months ended September 30, 2003 and 2002

digitizing parts of the data and compiling the global information system database in order to have access to the database. Lake Shore's rights pursuant to this agreement are subject to Aurora's obligations as set out in the agreement with Inco.

On June 2, 2003 Lake Shore received regulatory approval from the TSX Venture Exchange regarding an agreement with Holmer Gold Mines to earn an undivided 50% interest in the Timmins Property by incurring exploration expenditures of $2.5 million, making cash payments of $250,000, issuing 150,000 common shares over a three year period, and confirming that the Property contains an indicated mineral resource of at least 500,000 ounces of gold.

On September 23, 2003 Lake Shore signed a purchase agreement with Fieldex Exploration Inc. to acquire a 100% interest in the Bazooka Property by paying $125,000 in cash. The Property is subject to a 2% net smelter return royalty and Lake Shore will have the option to purchase 1% of the royalty for $1 million. The cash payment of $125,000 was made in October 2003.

3. SHARE CAPITAL

a) The Company has an authorized 100,000,000 common shares without par values.

During the nine months ended September 30, 2003 and 2002 changes in issued share capital were as follows:

Issued and Outstanding	September 30, 2003 Shares	Amount	September 30, 2002 Shares	Amount
Balance, beginning of period	[illegible]	$ 14,096,249	7,333,334	$ 2,409,969
Private placements – net of share issue costs of $382,093	[illegible]	[illegible]	–	–
Issued in exchange for resource property option *(note 5)*	50,000	55,500	–	–
Exercise of warrants	[illegible]	1,323,365	–	–
Exercise of options	170,000	45,800	–	–
Balance, end of period	[illegible]	[illegible]	7,333,334	$ 2,409,969

On January 30, 2003 the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit for gross proceeds of $1.2 million. Each flow through unit consisted of one flow through common share and one-half of a non-flow through share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole share purchase warrant entitles the holder to buy one non-flow through common share for $1.30 until January 29, 2004. The agent was paid a commission of 7% of gross proceeds and received 120,000 broker warrants. Each broker warrant entitles the holder to purchase one non-flow through common share at a price of $1.20 until January 29, 2004.

Notes to Financial Statements

Unaudited
For the nine months ended September 30, 2003 and 2002

On July 31, 2003 the Company issued by way of a private placement 530,304 units at $0.66 per unit for gross proceeds of $350,000. Each unit consisted of one common share and one-half of a common share purchase warrant with each full share purchase warrant entitling the holder to buy one common share at $0.85 within one year of closing and at $1.20 within two years of closing.

On August 22, 2003 the Company completed a brokered private placement of 3,566,699 flow through and 250,000 non-flow through units at $0.70 per unit for gross proceeds of $2,671,689. Each flow-through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non flow-through unit consisted of one common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.85 during the first year and for $1.20 during the second year after closing.

b) Stock Options

As at September 30, 2003, the Company had 3,865,000 stock options outstanding and exercisable.

	Number of Shares	*Weighted-Average Exercise Price*
Outstanding at beginning of period	3,090,000	$0.24
Granted	965,000	$0.99
Exercised	(190,000)	$0.24
Outstanding at end of period	3,865,000	$0.43
Exercisable at end of period	1,932,500	$0.43

The following table summarizes information regarding stock options outstanding and exercisable at September 30, 2003:

Number of Shares Outstanding	*Number of Shares Exercisable*	*Exercise Price*	*Weighted-Average Remaining Years of Contractual Life*
2,900,000	1,450,000	$0.24	4.3
175,000	87,500	$0.73	4.5
790,000	395,000	$1.05	5.0
3,865,000	1,932,500	$0.43	4.4

NOTES TO FINANCIAL STATEMENTS

Unaudited

For the nine months ended September 30, 2003 and 2002

c) Stock-Based Compensation Plan

As a result of stock options granted to non-employees during the nine month period ended September 30, 2003, the Company recognized $215,650 in stock-based compensation of which $131,850 is included in consulting and management fees and $83,800 is included in general exploration.

When stock-based compensation awards are granted to employees, no compensation expense is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation expense for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted, the Company's net loss for the period would have been increased to the pro forma amount indicated below:

		[illegible]	[illegible]
Net Loss	As reported	[illegible]	[illegible]
	Pro forma	[illegible]	[illegible]
Loss per share	As reported	[illegible]	$ 0.02
	Pro forma	[illegible]	[illegible]

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in the nine month period ended September 30, 2003: no dividends are to be paid; average volatility of 66%; risk-free interest rate of 5%; and expected life of five years

There were no stock options granted for the three and nine months ended September 30, 2002.

d) As at September 30, 2003, there were 6,277,146 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
December 17, 2002	2,195,000	$0.36	December 13, 2003
December 17, 2002	299,129	$0.24	December 13, 2003
December 17, 2002	550,000	$0.24	December 13, 2004
January 30, 2003	565,750	$1.30	January 29, 2004
January 30, 2003	112,085	$1.20	January 29, 2004
July 31, 2003	265,152	$0.85/$1.20	July 31, 2004/2005
August 21, 2003	1,908,350	$0.85/$1.20	August 20, 2004/2005
August 21, 2003	381,680	$0.84	August 20, 2004

No carrying values have been assigned to the warrants.

NOTES TO FINANCIAL STATEMENTS

Unaudited
For the nine months ended September 30, 2003 and 2002

4. RELATED PARTY TRANSACTIONS

For the nine month period ended September 30, 2003, fees amounting to $77,737 were paid on account of consulting and management services provided by directors and officers. Amounts paid to Aurora under the terms of an administrative services agreement totaled $18,000. As at September 30, 2003, there was an amount of $21,611 due to Aurora for exploration expenditures incurred by Aurora on the Company's behalf. In addition, there were fees of $36,000 paid to Southwestern Resources Corp. under the terms of a separate administrative services agreement.

For the nine month period ended September 30, 2002, management fees totaling $7,250 and rent and telephone charges totaling $900 were paid to a company controlled by the former president of the Company. Management fees of $2,750 were also paid to two former directors of the Company.

5. SUPPLEMENTAL CASH FLOW INFORMATION

The Company issued 50,000 common shares, valued at $35,500, pursuant to the option to acquire the Timmins Gold Property.

Lake Shore Gold Corp.
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 669 3533
Fax 604 688 5175
www.lsgold.com
info@lsgold.com

04 JAN 22 AM 7:21

...REPORT

Incorporated as part of: [ ] **Schedule A**

[X] **Schedule B & C**

ISSUER DETAILS:

For Quarter Ended:	**September 30, 2003**
Date of Report:	**November 28, 2003**
Name of Issuer:	**Lake Shore Gold Corp.**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**CFO**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Daniel G. Innes	"Daniel G. Innes"	November 18, 2003
Name of Director	Signed (typed)	Date Signed
Thomas W. Beattie	"Thomas W. Beattie"	November 18, 2003
Name of Director	Signed (typed)	Date Signed

Lake Shore Gold Corp.
Quarterly Report - Form 51-901F
For the nine month period ended September 30, 2003

Schedule B : Supplementary Information

Related Party Transactions for the nine month period ended September 30, 2003

Fees paid on account of consulting and management services provided by directors and officers	$77,737
Amounts paid to Aurora Platinum Corp.(affiliated company) under terns of an administrative agreement	$18,000 *
Amounts paid to Southwestern Resources Corp.(affiliated company) under terms of an administrative agreement	$36,000 *
Amount due to Aurora Platinum Corp.	$21,611

* For administrative services such as accounting, secretarial, office supplies, rent, and insurance.

Common Shares issued during the nine month period ended September 30, 2003

Date	Purpose	Shares	Gross Proceeds	Price	Commission	Consideration
January 30/03	Private Placement	1,200,000	$1,200,000	$1.00	$88,525	Cash
February 13/03	Exercise of warrants	4,714	$1,131	$0.24		Cash
April 2003	Exercise of options	15,000	$3,600	$0.24		Cash
May 15, 2003	Exercise of warrants	16,000	$3,840	$0.24		Cash
May 28, 2003	Exercise of options	4,000	$960	$0.24		Cash
June 3, 2003	Timmins Gold Property option	50,000	$35,500	$0.71		Property
June 2003	Exercise of warrants	60,000	$21,600	$0.36		Cash
June 2003	Exercise of options	21,000	$5,040	$0.24		Cash
August 2003	Exercise of warrants	59,468	$14,272	$0.24		Cash
August 1, 2003	Private Placement	530,304	$350,001	$0.66		Cash
August 22, 2003	Private Placement	3,816,699	$2,671,689	$0.70	$177,218	Cash
September 2003	Exercise of options	130,000	$31,200	$0.24		Cash
September 2004	Exercise of warrants	741,187	$284,522	$0.38		Cash

Share Capital as at September 30, 2003

	Common
Authorized shares	100,000,000
Par value	N.P.V
Shares issued	27,880,229

Warrants issued during the nine month period ended September 30, 2003

In January 2003, the Company issued 600,000 warrants pursuant to a private placement. Each warrant entitles the holder to buy one common share for $1.30 by until January 29, 2004
The agent received 120,000 warrants
Each of these warrants entitles the holder to buy one common share for $1.20 until January 29, 2004.

In July 2003 the Company issued 265,152 warrants pursuant to a private placement. Each warrant entitles the holder to buy one common share for $0.85 until July 31, 2004 and for $1.20 until July 31, 2005.

In August 2003 the Company issued 1,908,350 warrants pursuant to a private placement. Each warrant entitles the holder to buy one common share for $0.85 until August 20, 2004 and for $1.20 until August 20, 2005.
The Company issued 381,680 warrants to the agent.
Each of these warratns entitles the holder to buy one common share for $0.84 until August 20, 2004.

Warrants outstanding at September 30, 2003

Number	Exercise Price	Expiry Date
2,195,000	$0.36	December 13, 2003
299,129	$0.24	December 13, 2003
565,750	$1.30	January 29, 2004
112,085	$1.20	January 29, 2004
265,152	$0.85/$1.20	July 31/04/05
1,908,350	$0.85/$1.20	August 20, 2004/2005
381,680	$0.84	August 20, 2004
550,000	$0.24	December 13, 2004

Stock options granted during the nine month period ended September 30, 2003

Date	Optionee	Number	Price	Expiry
May 3, 2003	Consultants	175,000	$0.73	May 2, 2008
August 29, 2003	John Paterson	50,000	$1.05	August 28, 2008
August 29, 2003	Daniel Innes	125,000	$1.05	August 28, 2008
August 29, 2003	Anthony Harvey	50,000	$1.05	August 28, 2008
August 29, 2003	Thomas Beattie	100,000	$1.05	August 28, 2008
August 29, 2003	Michael Winn	50,000	$1.05	August 28, 2008
August 29, 2003	Michael Byron	50,000	$1.05	August 28, 2008
August 29, 2003	Parkash Athwal	50,000	$1.05	August 28, 2008
August 29, 2003	Susy Horna	20,000	$1.05	August 28, 2008
August 29, 2003	Consultants	165,000	$1.05	August 28, 2008

August 29, 2003	Employees	130,000	$1.05	August 28, 2008

Options Outstanding as at September 30, 2003

Number	Exercise Price	Expiry
2,900,000	$0.24	December 16, 2007
175,000	$0.73	May 2, 2008
790,000	$1.05	August 28, 2008

Consolidated Statement of Office Expense

	For the nine month period ended September 30, 2003
Supplies and services	$17,936
Telephone, fax, postage	2,064
Bank charges	2,183
Salaries and benefits	4,582
	$26,765

Directors and Officers of Lake Shore Gold Corp.

John G. Paterson	Director	Vancouver, B.C.
Michael D. Winn	Director	Laguna Beach, California
Anthony R. Harvey	Director	West Vancouver, B.C.
Thomas W. Beattie	Director	West Vancouver, B.C.
Daniel G. Innes	Director, President and CEO	West Vancouver, B.C.
Parkash K. Athwal	CFO	Ladner, B.C.
Susy Horna	Secretary	Surrey, B.C.

Schedule C : Management's Discussion (see attachment)

Management's Discussion and Analysis

of Financial Condition and Results of Operations

September 30, 2003 and 2002

Description of Business

Lake Shore Gold Corp. ("the Company" or "Lake Shore") is a development stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral properties in Ontario and Quebec. Lake Shore is a reporting issuer in British Columbia, Alberta and Quebec and trades on the TSX Venture Exchange under the symbol LSG.

On December 16, 2002 the Company completed a business reorganization involving certain mineral claims and related rights held by Aurora Platinum Corp. ("Aurora") by issuing to Aurora an aggregate of 13 million common shares and 550,000 share purchase warrants. Subsequent to the transaction, the Company changed its fiscal year end date from June 30 to December 31.

Until completion of the business reorganization, the Company was not actively involved in any business activity. As a result, the comparisons to the period ended September 30, 2002 in the following discussion and analysis may not be meaningful.

Timmins Gold Property

The Timmins Gold Property is located along the main Porcupine-Destor Fault Zone on the west end of the Timmins Camp, 18 kilometres west of the city of Timmins. On June 2, 2003 Lake Shore received regulatory approval from the TSX Venture Exchange regarding an agreement with Holmer Gold Mines Limited to earn an undivided 50% interest in the Property by incurring exploration expenditures of $2.5 million, making cash payments of $250,000, issuing 150,000 common shares over a three year period, and confirming that the Property contains an indicated mineral resource of at least 500,000 ounces of gold.

In 2002 Watts, Griffis McOuat Limited calculated an indicated mineral resource of 422,000 tonnes at an uncut grade of 17.78 grams gold per tonne and 890,000 tonnes grading 6.4 grams gold per tonne (cut grade). All resource calculations were made using a cut off grade of 6 grams gold per tonne. Lake Shore is focusing its exploration program on increasing the existing mineral resource in the shallow Ultramafic Zone and by extending all zones to depth. An initial 5,000 metre drill program commenced in July 2003 to meet these objectives. The results from the first three resource expansion drill holes were released on October 8, 2003. In September the drilling program was expanded to over 10,000 metres of diamond drilling to be completed by the end of 2003.

To date, Lake Shore has paid $50,000 and issued 50,000 common shares pursuant to the agreement and incurred $784,499 in exploration expenditures to September 30, 2003, of which $503,834 relate to drilling.

Bazooka Gold Property

The Bazooka Gold Property is located in Beauchastel Township, a few kilometres southwest of Rouyn-Noranda, Quebec. On September 23, 2003 Lake Shore signed a purchase agreement with Fieldex Exploration Inc. to acquire a 100% interest in the Property by paying $125,000 in cash. The Property is subject to a 2% net smelter return royalty and Lake Shore will have the option to purchase 1% of the royalty for $1 million.

Previous drilling by Siscoe Mines and Soquem Inc. reported high-grade gold intersections and the mineralization remains open and untested in all directions. There has been no drilling on the Property since 1982. Lake Shore commenced an initial drilling program of 2,000 metres in October 2003.

Abitibi Project

The Abitibi Project was generated as a result of an agreement between Aurora and Inco Limited ("Inco") whereby Aurora has acquired proprietary airborne and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and Lake Shore entered into an agreement whereby Lake Shore is contributing 45% of the costs of digitizing parts of the data and compiling the global information system database in order to have access to the database.

The initial phase of the Abitibi Project involved a comprehensive review of the entire area to help guide the selection of specific project areas and determine the exploration model for specific targets. A number of target properties have been acquired by staking and a total of $355,414 has been spent on acquisition and exploration costs.

General and Administrative

Consulting and management fees of $270,761 includes $36,000 and $18,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora respectively during the nine months ended September 30, 2003 pursuant to separate administrative services agreements, $84,911 in fees on account of consulting and management services provided by directors, officers and other consultants, and $131,850 in stock-based compensation expense resulting from stock options granted to non-employees during the period.

General exploration includes $83,800 in stock-based compensation expense for stock options granted to non-employees involved in exploration work.

As a result of stock options granted to non-employees, the Company recognized a total of $215,650 in stock-based compensation expense and included this amount in contributed surplus.

Investor relations expenses of $76,113, and $9,153 for the periods ended September 30, 2003 and 2002, respectively, includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities.

Legal and accounting expense declined by $24,081 during the nine months ended September 30, 2003 compared to the same period in 2002 due to the large reorganization costs incurred during that period.

Other general and administrative expenses reflect an increased level of corporate activity.

The Company earned $36,810 in interest income from its cash and short-term investments.

In June 2003 the Company appointed Dr. Michael J. Byron as Vice President of Exploration.

Related Party Transactions

The Company paid $77,737 in consulting fees to companies owned by a director and an officer of the Company during the nine month period ended September 30, 2003.

The Company also paid $18,000 to Aurora and $36,000 to Southwestern under the terms of two separate administrative services agreements. There was an amount of $21,611 due to Aurora at September 30, 2003.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at September 30, 2003 was $3,182,863 compared to $998,119 as at December 31, 2002.

The increase of approximately $2.2 million in working capital reflects proceeds from share issuances of $4.2 million partially offset by $1.8 million ($1.4 million on a cash basis) in resource property expenditures and $259,000 in operating expenditures.

During the nine months ended September 30, 2003, the Company completed three private placements for aggregate gross proceeds of $4,221,689 as follows:

On January 30, 2003 the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit. The agent was paid a commission of 7% of gross proceeds and received 120,000 broker warrants.

On July 31, 2003 the Company issued by way of private placement 530,304 units at $0.66 per unit consisting of one common share and one-half of a common share purchase warrant with each full share purchase warrant entitling the holder to buy one common share at $0.85 within one year of closing and at $1.20 within two years of closing.

On August 22, 2003 the Company completed a brokered private placement of 3,566,699 flow through and 250,000 non-flow through units at $0.70 per unit. Each flow through unit consisted of one flow through common share and one-half of a non-flow through common share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a non-flow through common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.85 during the first year and for $1.20 during the second year after closing. The agent received a commission of 7% of gross proceeds and 381,680 broker warrants.

As at September 30, 2003, the Company had spent $526,395 of the flow through proceeds on CEE (Canadian Exploration Expenditures) in accordance with flow through rules.

In management's view the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, undertake exploration and development of its mineral properties.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Computershare

Computershare Trust Company of Canada
Stock Transfer Services
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

August 28, 2003

To: All Applicable Commissions and Exchanges

Dear Sirs:

Subject: Lake Shore Gold Corp.

We confirm that the following material was sent by pre-paid mail on August 28, 2003, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. Quarterly and Year End Report Form 51 - 901F for quarter ended June 30, 2003 / Schedule B -Supplementary Information / Schedule C - Management Discussion - see attachment
2. Second Quarter Report for the Six months ended June 30, 2003 / Financial Statements for the six months ended June 30, 2003 and 2002 (unaudited).

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Annette Jones-Cook"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-0216
Fax: (604) 683-3694

04 JAN 22 AM 7:21

QUARTERLY REPORT

Incorporated as part of: [x] **Schedule A**

[ ] **Schedule B & C**

ISSUER DETAILS:

For Quarter Ended:	**June 30, 2003**
Date of Report:	**August 28, 2003**
Name of Issuer:	**Lake Shore Gold Corp.**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**CFO**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Daniel G. Innes	"Daniel G. Innes"	August 21, 2003
Name of Director	Signed (typed)	Date Signed
Thomas W. Beattie	"Thomas W. Beattie"	August 21, 2003
Name of Director	Signed (typed)	Date Signed



Lake Shore Gold Corp.

Second Quarter Report

For the six months ended June 30, 2003

To Our Shareholders

Lake Shore Gold Corp. initiated a number of new projects during the second quarter and these projects will be the focus of ongoing exploration in 2003. Modelling and structural studies to prepare the Timmins high-grade gold deposit for expansion drilling were completed and a 5,000 metre drilling program was initiated in July 2003. Work on the Abitibi gold and base-metal projects progressed favourably with a number of properties being acquired and the initiation of field work.

Holmer Project
Timmins, Ontario

In late May the Company entered into an agreement with Holmer Gold Mines Limited to acquire an interest in the Timmins Gold Property, 18 kilometres west of the city of Timmins, Ontario. The Timmins Gold Property has a defined high-grade gold resource and is located along the main Porcupine-Destor Fault Zone ("PDFZ") on the west end of the Timmins Camp, the largest gold mining camp in North America. The Timmins Camp has produced more than 70 million ounces of gold since its discovery in the early 1900's.

In 2002 Watts, Griffis McOuat Limited ("WGM"), retained by Holmer Gold Mines Limited, calculated an indicated mineral resource (NI 43-101 compliant) of 422,000 tonnes at an uncut grade of 17.78 grams gold per tonne (422,000 tonnes grading 13.68 grams gold per tonne cut to 50 grams gold per tonne) and 890,000 tonnes grading 6.4 grams gold per tonne (cut grade). These resource tonnage calculations were prepared by WGM using a 6 gram gold per tonne cutoff.

Gold mineralization on the Timmins Property is typical of deposits in the Timmins Camp, where high-grade mineralized quartz veins and disseminated sulphide zones occur adjacent to the PDFZ as steeply dipping ore shoots. All of the known gold mineralization on the Timmins Property occurs within a 150 to 200 metre wide, highly altered deformation zone and includes: quartz-tourmaline veins and stockworks along a volcanic-sediment contact in the Main Zone and in the Hanging Wall Veins 1, 2 and 3; disseminated sulphides in altered mafic volcanics in the Footwall Zone; and disseminated sulphides/quartz veins in the Ultramafic Zone.

Drilling has confirmed the continuity and gold grade of the Main Zone, Hanging Wall Veins 1, 2 and 3 and in the Footwall Zone from surface to a depth of 350 metres. In the Hanging Wall Vein Zone, 25 metre spaced drilling within this near surface area has defined an indicated mineral resource of 183,000 tonnes grading 27.47 grams gold per tonne. High-grade gold mineralization (13.07 grams gold per tonne over 2.23 metres) was intersected in the Ultramafic Zone at a depth of 175 metres and appears to be the up-plunge extension of the Ultramafic Zone indicated by past drilling between 550 metres and 800 metres depth. The Ultramafic Zone remains underexplored between surface and 550 metres depth and unexplored below 800 metres depth.

The WGM Report concluded that there is a high potential for the discovery of additional mineralization on the Timmins Property and the Company plans to focus its exploration program on increasing the existing mineral resource in the shallow Ultramafic Zone and by extending all zones to depth. Past exploration has been directed exclusively to the known mineralization while excellent targets for additional new gold mineralization exist on the rest of the Timmins Property. An initial 5,000 metre drill program was initiated in July 2003 to meet these objectives.

Under the terms of the Agreement, the Company can earn an undivided 50% interest in the Timmins Property by incurring exploration expenditures of $2.5 million, making cash payments of $250,000, issuing 150,000 Lake Shore Gold common shares over a three year period and confirming that the Timmins Property contains an indicated mineral resource of at least 500,000 ounces of gold.

Abitibi Project

Northeastern Ontario and Western Quebec

The Company has acquired from Inco Limited, through its affiliation and arrangements with Aurora Platinum Corp., proprietary airborne magnetic/electromagnetic, geological and drill hole data covering an area of 164,000 square kilometres in the Abitibi Greenstone Belt of northeastern Ontario and western Quebec. The Inco data for selected areas has been digitized and to date 36 anomaly compilation maps have been processed with the electromagnetic anomalies picked and entered into a GIS database.

During the latter part of the quarter, field work commenced on 13 properties acquired by the Company in Quebec. The work to date has consisted of preliminary grass roots exploration including prospecting and mapping as well as rock, till and soil sampling. Work is continuing and sample analytical results are pending.

AEM Project

Northwestern Ontario

During the first quarter the Company completed four reconnaissance drill holes on three target areas for a total of 1,004 metres on the Rowlandson-Canopener Property in northwestern Ontario as part of an ongoing evaluation of the Property. One hole in the northeastern part of the Property intersected a 40 metre section of altered and mineralized clastic sediments and iron formation that returned gold values up to 0.47 grams gold per tonne across 1.2 metres. Anomalous values in copper and zinc were also present in the hole. A second hole testing a one kilometre long electromagnetic anomaly intersected sulphide mineralization associated with mafic tuffs, sediments and fault zones; however, gold and base metal values were at background to weakly anomalous levels. The third hole was drilled to test the 1400 vein gold-showing and associated structures, alteration and induced polarization anomalies. The enclosing mafic volcanic units are strongly deformed, altered and mineralized over 53 metres with the best intercept being 2.25 grams gold per tonne over 1.5 metres at a depth of 156.0 metres. The fourth hole was collared about 110 metres north of the third hole and tested the northern extent of the alteration zone associated with the surface showing. The mafic volcanics, gabbros and granites intersected in this hole are highly altered and deformed; however, no mineralization of economic interest was encountered.

Daniel G Innes
President

Management's Discussion and Analysis

of Financial Condition and Results of Operations

June 30, 2003 and 2002

Description of Business

Lake Shore Gold Corp. (the "Company" or "Lakeshore") is a development stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral properties in Ontario and Quebec. Lake Shore is a reporting issuer in British Columbia, Alberta and Quebec and trades on the TSX Venture Exchange under the symbol LSG.

On December 16, 2002 the Company completed a business reorganization involving certain mineral claims and related rights ("Mineral Assets") held by Aurora Platinum Corp. ("Aurora") by issuing to Aurora an aggregate of 13 million common shares and 550,000 share purchase warrants. Subsequent to the transaction, the Company changed its fiscal year end date from June 30 to December 31.

Until completion of the business reorganization, the Company was not actively involved in any business activity. As a result, the comparisons to the period ended June 30, 2002 in the following discussion and analysis may not be meaningful.

Timmins Gold Property

The Timmins Gold Property is located along the main Porcupine-Destor Fault Zone on the west end of the Timmins Camp, 18 kilometres west of the city of Timmins. On June 2, 2003 Lake Shore received regulatory approval from the TSX Venture Exchange regarding an agreement with Holmer Gold Mines Limited to earn an undivided 50% interest in the Property by incurring exploration expenditures of $2.5 million, making cash payments of $250,000, issuing 150,000 common shares over a three year period, and confirming that the Property contains an indicated mineral resource of at least 500,000 ounces of gold.

In 2002 Watts, Griffis McOuat Limited calculated an indicated mineral resource of 422,000 tonnes at an uncut grade of 17.78 grams gold per tonne and 890,000 tonnes grading 6.4 grams gold per tonne (cut grade). All resource calculations were made using a cut off grade of 6 grams gold per tonne. Lake Shore will focus its exploration program on increasing the existing mineral resource in the shallow Ultramafic Zone and by extending all zones to depth. An initial 5,000 metre drill program commenced in July 2003 to meet these objectives.

To date, Lake Shore has paid $50,000 and issued 50,000 common shares pursuant to the agreement.

Abitibi Project

The Abitibi Project was generated as a result of an agreement between Aurora and Inco Limited ("Inco") whereby Aurora has acquired proprietary airborne and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and Lake Shore have entered into an agreement whereby Lake Shore will contribute 45% of the costs of digitizing parts of the data and compiling the global information system database in order to have access to the database.

The initial phase of the Abitibi Project involves a comprehensive review of the entire area to help guide the selection of specific project areas and determine the exploration model for specific targets. A number of target properties have already been acquired by staking and a total of $204,679 has been spent on acquisition and exploration.

General and Administrative

Consulting and management fees includes $24,000 and $12,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora respectively during the six months ended June 30, 2003 pursuant to separate administrative services agreements, $45,248 in fees on account of consulting and management services provided by directors, officers and other consultants, and $36,000 in stock-based compensation expense resulting from stock options granted to non-employees during the period.

Investor relations expenses of $54,409, and $6,740 for the periods ended June 30, 2003 and 2002 respectively includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities.

General exploration represents $27,000 in stock-based compensation expense for stock options granted to non-employees involved in exploration work.

In 2002 the Company adopted the CICA recommendations regarding Stock-Based Compensation and Other Stock-Based Payments. As a result the Company recog-

nized $63,000 as stock-based compensation expense pertaining to stock options granted to non-employees during the second quarter and included this amount in contributed surplus.

Other general and administrative expenses reflect an increased level of corporate activity.

In June 2003 the Company appointed Dr. Michael J. Byron as Vice President of Exploration.

Related Party Transactions

The Company paid $41,637 in consulting fees to companies controlled by a director and an officer of the Company during the six month period ended June 30, 2003.

The Company also paid $12,000 to Aurora and $24,000 to Southwestern under the terms of two separate administrative services agreements.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at June 30, 2003 was $1,281,879 compared to $998,119 as at December 31, 2002.

The increase of approximately $284,000 in working capital reflects proceeds from share issuances of $1,140,000 partially offset by $692,000 in resource property expenditures and $164,000 in operating expenditures.

On January 30, 2003 the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit for gross proceeds of $1.2 million. The agent was paid a commission of 7% of gross proceeds and received 120,000 broker warrants.

In management's view the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, and undertake exploration and development of its mineral properties.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Subsequent Events

On July 29, 2003 the Company announced a proposed brokered private placement to raise up to $2 million in flow through or non-flow through units at $0.70 per unit. The agent has the right to increase the amount of the offering from $2 million to $3 million by giving written notice to the Company prior to closing. Each unit will consist of one flow through or non-flow through common share and one-half of a common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.85 during the first year and for $1.20 during the second year after closing.

On July 31, 2003 the Company issued by way of private placement 530,304 units at $0.66 per unit for gross proceeds of $350,000. Each unit consisted of one common share and one-half of a common share purchase warrant with each full share purchase warrant entitling the holder to buy one common share at $0.85 within one year of closing and at $1.20 within two years of closing.

Balance Sheets

Unaudited	June 30, 2003	December 31, 2002
Assets		
Current		
Cash and cash equivalents	$ 1,293,980	$ 1,126,096
Exploration advances and other receivables	68,003	12,098
	1,361,983	1,138,194
Resource properties *(note 2)*	1,491,422	763,482
	$ 2,853,405	$ 1,901,676
Liabilities		
Current		
Accounts payable and accrued charges	$ 49,943	$ 59,780
Due to parent company *(note 4)*	30,161	80,295
	80,104	140,075
Shareholders' Equity		
Share capital *(note 3)*	5,271,828	4,096,249
Contributed surplus	320,015	257,015
Deficit	(2,818,542)	(2,591,663)
	2,773,301	1,761,601
	$ 2,853,405	$ 1,901,676

See accompanying notes to financial statements

Approved by the Board

DANIEL G INNES THOMAS W BEATTIE

Statements of Loss and Deficit

Unaudited	Three months ended June 30, 2003	Three months ended June 30, 2002	Six months ended June 30, 2003	Six months ended June 30, 2002
Expenses				
Consulting and management fees	$ 73,863	$ 2,250	$ 117,248	$ 5,500
General exploration	29,373	–	29,373	–
Investor relations	26,071	3,067	54,409	6,740
Legal and accounting	6,160	25,230	23,255	25,680
Office expense	13,614	2,127	19,617	2,211
Travel	3,182	–	5,702	–
Write-down of loan receivable	–	86,949	–	86,949
Loss before undernoted items	(152,263)	(119,623)	(249,604)	(127,080)
Interest	11,928	152	22,725	251
Gain on settlement of accounts payable	–	–	–	15,063
Net loss for the period	(140,335)	(119,471)	(226,879)	(111,766)
Deficit at beginning of period	(2,678,207)	(2,113,453)	(2,591,663)	(2,240,629)
Deficit at end of period	$ (2,818,542)	$ (2,232,924)	$ (2,818,542)	$ (2,352,395)
Loss per share	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.02)
Weighted-average number of shares outstanding	22,488,901	7,333,344	22,261,583	7,333,344

See accompanying notes to financial statements

STATEMENTS OF CASH FLOWS

Unaudited	*Three months ended June 30, 2003*	*Three months ended June 30, 2002*	*Six months ended June 30, 2003*	*Six months ended June 30, 2002*
OPERATING ACTIVITIES				
Net loss for the period	$ (140,335)	$ (119,471)	$ (226,879)	$ (111,766)
Stock-based compensation	63,000	–	63,000	–
Write-down of loan receivable	–	86,949		86,949
	(77,335)	(32,522)	(163,879)	(24,817)
Change in non-cash operating working capital items				
Decrease (increase) in exploration advances and other receivables	6,014	2,166	(20,600)	9,399
(Decrease) increase in accounts payable and accrued charges	(16,826)	11,676	(98,609)	(31,028)
	(88,147)	(18,680)	(283,088)	(46,446)
INVESTING ACTIVITY				
Resource property expenditures	(439,766)	–	(689,107)	–
FINANCING ACTIVITY				
Shares issued	35,319	110,000	1,140,079	110,000
(Decrease) increase in cash and cash equivalents during the period	(492,594)	91,320	167,884	63,554
Cash and cash equivalents at beginning of period	1,786,574	177,467	1,126,096	205,233
Cash and cash equivalents at end of period	$ 1,293,980	$ 268,787	$ 1,293,980	$ 268,787
Cash and cash equivalents consist of:				
Cash	(2,748)	268,787	(2,748)	268,787
Short-term investments	1,296,728	–	1,296,728	–
Cash and cash equivalents at end of period	$ 1,293,980	$ 268,787	$ 1,293,980	$ 268,787

See accompanying notes to financial statements

SUPPLEMENTAL CASH FLOW INFORMATION *(note 5)*

Notes to Financial Statements

Unaudited
For the six months ended June 30, 2003 and 2002

1. Significant Accounting Policies

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

2. Resource Properties

For the six month period ended June 30, 2003:

	AEM Ontario Project	Rowlandson-Canopener Project	Abitibi Project	Timmins Property	Other Projects	Total
Balance, beginning of period	$ 722,718	$ 40,764	$ –	$ –	$ –	$ 763,482
Property acquistion and maintenance	–	–	–	85,500	4,094	89,594
Analytical	–	12,182	615	–	282	13,079
Geophysics	2,778	22,563	11,154	–	–	36,495
Geology	12,862	223,641	172,433	30,722	21,471	461,129
Drilling	–	91,630	–	–	–	91,630
Research	491	560	–	–	–	1,051
Project administration	994	6,844	20,477	5,149	1,498	34,962
Balance, end of period	$ 739,843	$ 398,184	$ 204,679	$ 121,371	$ 27,345	$ 1,491,422

The AEM Ontario and Rowlandson-Canopener projects originated as a result of the mineral claims acquired from Aurora Platinum Corp. ("Aurora") in 2002 pursuant to the reverse takeover transaction.

The Abitibi Project has been generated as a result of an agreement between Aurora and Inco Limited ("Inco") whereby Aurora has acquired proprietary airborne and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the selection and follow-up of geophysical targets within the area of interest. Aurora and Lake Shore have entered into an agreement whereby Lake Shore will contribute 45% of the costs of

digitizing parts of the data and compiling the global information system database in order to have access to the database. Lake Shore's rights pursuant to this agreement are subject to Aurora's obligations as set out in the agreement with Inco.

The Timmins Gold Property is located along the main Porcupine-Destor Fault Zone on the west end of the Timmins Camp, 18 kilometres west of the city of Timmins. On June 2, 2003 Lake Shore received regulatory approval from the TSX Venture Exchange regarding an agreement with Holmer Gold Mines Limited to earn an undivided 50% interest in the Property by incurring exploration expenditures of $2.5 million, making cash payments of $250,000, issuing 150,000 common shares over a three year period, and confirming that the Property contains an indicated mineral resource of at least 500,000 ounces of gold.

3. SHARE CAPITAL

a) The Company has authorized 100,000,000 common shares without par values.

During the six months ended June 30, 2003 and 2002 changes in issued share capital were as follows:

	June 30, 2003		June 30, 2002	
Issued and Outstanding	Shares	Amount	Shares	Amount
Balance, beginning of period	21,231,857	$ 4,096,249	7,333,334	$ 2,409,969
Private placement – net of share issue costs of $96,092	1,200,000	1,103,908	–	–
Issued in exchange for resource property option	50,000	35,500	–	–
Exercise of warrants	80,714	26,571	–	–
Exercise of options	40,000	9,600	–	–
Balance, end of period	22,602,571	$ 5,271,828	7,333,334	$ 2,409,969

On January 30, 2003 the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit for gross proceeds of $1.2 million. Each flow through unit consisted of one flow through common share and one-half of a non-flow through share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole share purchase warrant entitles the holder to buy one non-flow through common share for $1.30 until January 29, 2004. The agent was paid a commission of 7% of gross proceeds and received 120,000 broker warrants. Each broker warrant entitles the holder to purchase one non-flow through common share at a price of $1.20 until January 29, 2004.

NOTES TO FINANCIAL STATEMENTS

Unaudited
For the six months ended June 30, 2003 and 2002

b) Stock Options

As at June 30, 2003, the Company had 3,225,000 stock options outstanding.

	Number of Shares	Weighted-Average Exercise Price
Outstanding at beginning of period	3,090,000	$0.24
Granted	175,000	$0.73
Exercised	(40,000)	$0.24
Outstanding and exercisable at end of period	3,225,000	$0.27

The following table summarizes information regarding stock options outstanding and exercisable at June 30, 2003.

Number of Shares	Exercise Price Range	Weighted-Average Remaining Years of Contractual Life
3,050,000	$0.24	4.5
175,000	$0.73	4.8
3,225,000	$0.27	4.5

c) As a result of stock options granted to non-employees during the six month period ended June 30, 2003, the Company recognized $63,000 in stock-based compensation of which $36,000 is included in consulting and management fees and $27,000 is included in general exploration.

d) As at June 30, 2003, there were 4,522,619 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
December 17, 2002	550,000	$0.24	December 13, 2004
December 17, 2002	2,717,778	$0.36	December 13, 2003
December 17, 2002	534,841	$0.24	December 13, 2003
January 30, 2003	600,000	$1.30	January 29, 2004
January 30, 2003	120,000	$1.20	January 29, 2004

No carrying values have been assigned to the warrants.

Notes to Financial Statements

Unaudited
For the six months ended June 30, 2003 and 2002

4. Related Party Transactions

For the six month period ended June 30, 2003, fees amounting to $41,637 were paid on account of consulting and management services provided by directors and officers. Amounts paid to Aurora under the terms of an administrative services agreement totaled $12,000. As at June 30, 2003, there was an amount of $30,161 due to Aurora. As well, there were fees of $24,000 paid to Southwestern Resources Corp. under the terms of a separate administrative services agreement.

For the six month period ended June 30, 2002, management fees totaling $7,250 and rent and telephone charges totaling $900 were paid to a company controlled by the former president of the Company. Management fees of $2,750 were also paid to two former directors of the Company.

5. Supplemental Cash Flow Information

The Company issued 50,000 common shares, valued at $35,500, pursuant to the option to acquire the Timmins Gold Property.

6. Subsequent Events

On July 29, 2003 the Company announced a proposed brokered private placement to raise up to $2 million in flow through or non-flow through units at $0.70 per unit. The agent has the right to increase the amount of the offering from $2 million to $3 million by giving written notice to the Company prior to closing. Each unit will consist of one flow through or non-flow through common share and one-half of a common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.85 during the first year and for $1.20 during the second year after closing.

On July 31, 2003 the Company issued by way of private placement 530,304 units at $0.66 per unit for gross proceeds of $350,000. Each unit consisted of one common share and one-half of a common share purchase warrant with each full share purchase warrant entitling the holder to buy one common share at $0.85 within one year of closing and at $1.20 within two years of closing.

Lake Shore Gold Corp.
P.O Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 669 3533
Fax 604 688 5175
www.lsgold.com
info@lsgold.com

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: [ ] **Schedule A**

[X] **Schedule B & C**

ISSUER DETAILS:

For Quarter Ended:	**June 30, 2003**
Date of Report:	**August 28, 2003**
Name of Issuer:	**Lake Shore Gold Corp.**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**CFO**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Daniel G. Innes	"Daniel G. Innes"	August 21, 2003
Name of Director	Signed (typed)	Date Signed
Thomas W. Beattie	"Thomas W. Beattie"	August 21, 2003
Name of Director	Signed (typed)	Date Signed

Lake Shore Gold Corp.
Quarterly Report - Form 51-901F
For the six month period ended June 30, 2003

Schedule B : Supplementary Information

Related Party Transactions for the six month period ended June 30, 2003

Fees paid on account of consulting and management services provided by directors and officers	$41,637
Amounts paid to Aurora Platinum Corp.(parent company) under terns of an administrative agreement	$12,000 *
Amounts paid to Southwestern Resources Corp. under terms of an administrative agreeement (a company affiliated with parent company)	$24,000 *
Amount due to Aurora Platinum Corp.	$30,161

* *For administrative services such as accounting, secretarial, office supplies, rent, and insurance.*

Common Shares issued during the six month period ended June 30, 2003

Date	Purpose	Shares	Gross Proceeds	Price	Commission	Consideration
January 30/03	Private Placement	1,200,000	$1,200,000	$1.00	88,525	Cash
February 13/03	Exercise of warrants	4,714	$1,131	$0.24		Cash
April 2003	Exercise of options	15,000	$3,600	$0.24		Cash
May 15, 2003	Exercise of warrants	16,000	$3,840	$0.24		Cash
May 28, 2003	Exercise of options	4,000	$960	$0.24		Cash
June 3, 2003	Timmins Gold Property option	50,000	$35,500	$0.71		Property
June 2003	Exercise of warrants	60,000	$21,600	$0.36		Cash
June 2003	Exercise of options	21,000	$5,040	$0.24		Cash

Share Capital as at June 30, 2003

	Common
Authorized shares	100,000,000
Par value	without par value
Shares issued	22,602,571

Warrants issued during the six month period ended June 30, 2003

The Company issued 600,000 warrants pursuant to a private placement. Each warrant entitles the holder to buy one common share for $1.30 by until January 29, 2004
As part of the same private placement the Company issued 120,000 warrants to the agent. Each of these warrants entitles the holder buy one common share for $1.20 until January 29, 2004.

Warrants outstanding at June 30, 2003

Number	Exercise Price	Expiry Date
550,000	$0.24	December 13, 2004
2,717,778	$0.36	December 13, 2003
534,841	$0.24	December 13, 2003
600,000	$1.30	January 29, 2004
120,000	$1.20	January 29, 2004

Stock options granted during the six month period ended June 30, 2003

Date	Optionee	Number	Price	Expiry
May 3, 2003	Consultants	175,000	$0.73	May 2, 2008

Options Outstanding as at June 30, 2003

Number	Exercise Price	Expiry
3,050,000	$0.24	December 16, 2007
175,000	$0.73	May 2, 2008

Consolidated Statement of Office Expense

	For the six month period ended June 30, 2003
Supplies and services	$12,833
Telephone, fax, postage	775
Bank charges	1,245
Salaries and benefits	4,582
Capital tax	182
	$19,617

Directors and Officers of Lake Shore Gold Corp.

John G. Paterson	Director	Vancouver, B.C.
Michael D. Winn	Director	Laguna Beach, California
Anthony R. Harvey	Director	West Vancouver, B.C.
Thomas W. Beattie	Director	West Vancouver, B.C.
Daniel G. Innes	Director, President and CEO	West Vancouver, B.C.
Parkash K. Athwal	CFO	Ladner, B.C.
Susy Horna	Secretary	Surrey, B.C.

Schedule C : Management's Discussion (see attachment)

Management's Discussion and Analysis

of Financial Condition and Results of Operations

June 30, 2003 and 2002

Description of Business

Lake Shore Gold Corp. (the "Company" or "Lakeshore") is a development stage mineral exploration company engaged in the acquisition and exploration of mineral properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada and holds a number of mineral properties in Ontario and Quebec. Lake Shore is a reporting issuer in British Columbia, Alberta and Quebec and trades on the TSX Venture Exchange under the symbol LSG.

On December 16, 2002 the Company completed a business reorganization involving certain mineral claims and related rights ("Mineral Assets") held by Aurora Platinum Corp. ("Aurora") by issuing to Aurora an aggregate of 13 million common shares and 550,000 share purchase warrants. Subsequent to the transaction, the Company changed its fiscal year end date from June 30 to December 31.

Until completion of the business reorganization, the Company was not actively involved in any business activity. As a result, the comparisons to the period ended June 30, 2002 in the following discussion and analysis may not be meaningful.

Timmins Gold Property

The Timmins Gold Property is located along the main Porcupine-Destor Fault Zone on the west end of the Timmins Camp, 18 kilometres west of the city of Timmins. On June 2, 2003 Lake Shore received regulatory approval from the TSX Venture Exchange regarding an agreement with Holmer Gold Mines Limited to earn an undivided 50% interest in the Property by incurring exploration expenditures of $2.5 million, making cash payments of $250,000, issuing 150,000 common shares over a three year period, and confirming that the Property contains an indicated mineral resource of at least 500,000 ounces of gold.

In 2002 Watts, Griffis McOuat Limited calculated an indicated mineral resource of 422,000 tonnes at an uncut grade of 17.78 grams gold per tonne and 890,000 tonnes grading 6.4 grams gold per tonne (cut grade). All resource calculations were made using a cut off grade of 6 grams gold per tonne. Lake Shore will focus its exploration program on increasing the existing mineral resource in the shallow Ultramafic Zone and by extending all zones to depth. An initial 5,000 metre drill program commenced in July 2003 to meet these objectives.

To date, Lake Shore has paid $50,000 and issued 50,000 common shares pursuant to the agreement.

Abitibi Project

The Abitibi Project was generated as a result of an agreement between Aurora and Inco Limited ("Inco") whereby Aurora has acquired proprietary airborne and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and Lake Shore have entered into an agreement whereby Lake Shore will contribute 45% of the costs of digitizing parts of the data and compiling the global information system database in order to have access to the database.

The initial phase of the Abitibi Project involves a comprehensive review of the entire area to help guide the selection of specific project areas and determine the exploration model for specific targets. A number of target properties have already been acquired by staking and a total of $204,679 has been spent on acquisition and exploration.

General and Administrative

Consulting and management fees includes $24,000 and $12,000 in management fees paid to Southwestern Resources Corp. ("Southwestern") and Aurora respectively during the six months ended June 30, 2003 pursuant to separate administrative services agreements, $45,248 in fees on account of consulting and management services provided by directors, officers and other consultants, and $36,000 in stock-based compensation expense resulting from stock options granted to non-employees during the period.

Investor relations expenses of $54,409, and $6,740 for the periods ended June 30, 2003 and 2002 respectively includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities.

General exploration represents $27,000 in stock-based compensation expense for stock options granted to non-employees involved in exploration work.

In 2002 the Company adopted the CICA recommendations regarding Stock-Based Compensation and Other Stock-Based Payments. As a result the Company recog-

nized $63,000 as stock-based compensation expense pertaining to stock options granted to non-employees during the second quarter and included this amount in contributed surplus.

Other general and administrative expenses reflect an increased level of corporate activity.

In June 2003 the Company appointed Dr. Michael J. Byron as Vice President of Exploration.

Related Party Transactions

The Company paid $41,637 in consulting fees to companies controlled by a director and an officer of the Company during the six month period ended June 30, 2003.

The Company also paid $12,000 to Aurora and $24,000 to Southwestern under the terms of two separate administrative services agreements.

Financial Condition, Liquidity and Capital Resources

The Company's working capital position at June 30, 2003 was $1,281,879 compared to $998,119 as at December 31, 2002.

The increase of approximately $284,000 in working capital reflects proceeds from share issuances of $1,140,000 partially offset by $692,000 in resource property expenditures and $164,000 in operating expenditures.

On January 30, 2003 the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit for gross proceeds of $1.2 million. The agent was paid a commission of 7% of gross proceeds and received 120,000 broker warrants.

In management's view the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. However, the Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, and undertake exploration and development of its mineral properties.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Integrity of Disclosure

The Company's management maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.

The Board of Directors is responsible for ensuring that management fulfils its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and audited annual financial statements prior to their submission to the Board of Directors for approval.

Subsequent Events

On July 29, 2003 the Company announced a proposed brokered private placement to raise up to $2 million in flow through or non-flow through units at $0.70 per unit. The agent has the right to increase the amount of the offering from $2 million to $3 million by giving written notice to the Company prior to closing. Each unit will consist of one flow through or non-flow through common share and one-half of a common share purchase warrant. One whole share purchase warrant will entitle the holder to buy a common share for $0.85 during the first year and for $1.20 during the second year after closing.

On July 31, 2003 the Company issued by way of private placement 530,304 units at $0.66 per unit for gross proceeds of $350,000. Each unit consisted of one common share and one-half of a common share purchase warrant with each full share purchase warrant entitling the holder to buy one common share at $0.85 within one year of closing and at $1.20 within two years of closing.

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

May 28, 2003

To All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: Lake Shore Gold Corp.

We confirm that the following material was sent by pre-paid mail on May 28, 2003, to those registered and non-registered shareholders of the subject Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements.

1. First Quarter Report for the three months ended March 31, 2003 including Letter to Shareholders / Management's Discussion and Analysis / Consolidated Financial Statements for the three months ended March 31, 2003 and 2002 (Unaudited)
2. Quarterly and Year End Report BC Form 51-901F for the quarter ended March 31, 2003 / Schedule B : Supplementary Information

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: [X] Schedule A

[ ] Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	**March 31, 2003**
Date of Report:	**May 28, 2003**
Name of Issuer:	**Lake Shore Gold Corp.**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**CFO**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Daniel G. Innes	"Daniel G. Innes"	May 28, 2003
Name of Director	Signed (typed)	Date Signed
Thomas W. Beattie	"Thomas W. Beattie"	May 28, 2003
Name of Director	Signed (typed)	Date Signed



Lake Shore Gold Corp.

First Quarter Report

For the three months ended March 31, 2003

Lake Shore Gold Corp. carried out a program of diamond drilling, line-cutting and ground geophysics on the Rowlandson-Canopener Property in northwestern Ontario during the first quarter of 2003. This work was a follow-up to the 10,000 line kilometre helicopter and fixed wing magnetic/electromagnetic geophysical surveys completed in December 2002.

The main area of interest within the Rowlandson-Canopener Property is a wide east-west trending zone of deformation with shear-hosted gold mineralization and associated geophysical anomalies. This deformation zone is part of a regional structure previously explored by the Company that had localized a number of mineral showings (gold). Down-ice till sampling from the target shear returned samples with abundant pristine gold grains in heavy mineral concentrates. This zone has been traced for 12 kilometres onto the adjoining Lansdowne Property owned by Aurora Platinum Corp. Four holes totaling 1,003.9 metres were completed within the zone. Assay results are pending.

Lake Shore continued a program of data evaluation and compilation within the Abitibi greenstone belt of northeastern Ontario and northwestern Quebec. Central to this work is the acquisition from Inco Limited of proprietary airborne magnetic/ electromagnetic, geological and drill hole data generated over more than three decades of exploration (1947-1981). This data covers an area of 164,000 square kilometres. A comprehensive review of the database is focused on defining gold and base metal (VMS) targets in the Abitibi. During the quarter, a number of targets were identified and acquisition of those targets by claim staking is underway.

Additional technical expertise and support personnel have been secured to help ensure the success of the current programs.

Daniel G Innes
President

Management's Discussion and Analysis

of Financial Condition and Results of Operations

For the three month period ended March 31, 2003 and 2002

Description of Business

Lake Shore is a development stage mineral exploration company engaged in the identification, acquisition, evaluation, exploration and development of properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada in northwestern Ontario and has generated a new project in Quebec.

Overview

On December 16, 2002 the Company completed a business reorganization involving certain mineral claims and related rights ("Mineral Assets") held by Aurora Platinum Corp. ("Aurora") by issuing an aggregate of 13,000,000 common shares and 550,000 share purchase warrants.

Subsequent to the transaction, the Company changed its fiscal year end date from June 30 to December 31.

Until completion of the business reorganization, the Company was not actively involved in any business activity. As a result, the comparisons to the three month period ended February 28, 2002 in the discussion and analysis below may not be meaningful.

The focus of exploration during the first quarter of 2003 was on a program of diamond drilling, line-cutting and ground geophysics on the Rowlandson-Canopener Property. Lake Shore also continued a program of data evaluation and compilation on the Abitibi Project.

The AEM Ontario and Rowlandson-Canopener projects originated as a result of the Mineral Assets acquired from Aurora. The Abitibi Project has been generated as a result of an agreement between Aurora and Inco Limited ("Inco") whereby Aurora has acquired proprietary airborne and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and Lake Shore have entered into an agreement whereby Lake Shore will contribute 45% of the costs of digitizing parts of the data and compiling the global information system database in order to have access to the database.

Results of Operations

Net loss for the three month period ended March 31, 2003 was $86,544 or $0.00 per share compared to net income of $7,705 or $0.00 per share for the same period in 2002. The loss pertains mainly to increased consulting and management fees and office and investor relations expenditures which were partially offset by higher interest income as the Company became significantly more active in the first quarter of 2003. Also, the Company had a gain on a settlement of accounts payable of $15,063 during the first quarter of 2002.

Consulting and management fees includes $12,000 and $6,000 in management fees paid to Southwestern Resources Corp. and Aurora respectively during the first three month period of 2003 pursuant to separate administrative services agreements, and $25,385 in fees on account of consulting and management services provided by directors, officers and other consultants.

Investor relations expense of $28,338, and $3,673 for the periods ended March 31, 2003 and 2002 respectively includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities.

Other general and administrative expenses reflect an increased level of corporate activity.

Financial Condition, Liquidity and Capital Resources

The value of resource properties increased by $258,409 during the three month period ended March 31, 2003 as a result of expenditures on the Rowlandson-Canopener Project ($164,709), AEM Ontario Project ($13,884), Abitibi Project ($71,211) and other projects ($8,605).

The Company's working capital position at March 31, 2003 was $1,757,926 compared to $998,119 as at December 31, 2002.

The increase of approximately $760,000 in working capital reflects proceeds from financings of $1,105,000 partially offset by $258,000 in resource property expenditures ($249,000 on a cash basis) and $87,000 in operating expenditures.

On January 30, 2003 the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit for gross proceeds of $1.2 million. The agent was paid a commission of 7% of gross proceeds and received 120,000 broker warrants.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

Outlook

In management's view the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. The Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, and undertake exploration and development of resource properties.

Balance Sheets

Unaudited	March 31, 2003	December 31, 2002
Assets		
Current		
Cash and cash equivalents	$ 1,786,574	$ 1,126,096
Exploration advances and other receivables	73,854	12,098
	1,860,428	1,138,194
Resource properties *(note 2)*	1,021,891	763,482
	$ 2,882,319	$ 1,901,676
Liabilities		
Current		
Accounts payable and accrued charges	$ 49,849	$ 59,780
Due to parent company *(note 4)*	52,653	80,295
	102,502	140,075
Shareholders' Equity		
Share capital *(note 5)*	5,201,009	4,095,249
Contributed surplus	257,015	257,015
Deficit	(2,678,207)	(2,591,663)
	2,779,817	1,761,601
	$ 2,882,319	$ 1,901,676

See accompanying notes to financial statements

Approved by the Board

Daniel G Innes

Thomas W Beattie

Statements of (Loss) Income and Deficit

Unaudited *Three months ended*	March 31, 2003	March 31, 2002
Expenses		
Consulting and management fees	$ 43,385	$ 3,250
Investor relations	28,338	3,673
Legal and accounting	17,085	450
Office expense	6,003	84
Travel	2,520	–
Loss before undernoted items	(97,341)	(7,457)
Interest	10,797	99
Gain on settlement of accounts payable	–	15,063
Net (loss) income for the period	(86,544)	7,705
Deficit at beginning of period	(2,591,663)	(2,240,629)
Deficit at end of period	$ (2,678,207)	$ (2,232,924)
Loss per share	$ 0.00	$ 0.00
Weighted average number of shares outstanding	22,059,266	7,333,344

See accompanying notes to financial statements

Statements of Cash Flows

Unaudited *Three months ended*	March 31, 2003	March 31, 2002
Operating Activities		
Net (loss) income for the period	$ (86,544)	$ 7,705
Change in non-cash operating working capital items		
(Increase) decrease in exploration advances and other receivables	(26,614)	7,233
Decrease in accounts payable and accrued charges	(81,783)	(42,704)
	(194,941)	(27,766)
Investing Activity		
Resource property expenditures	(249,341)	–
Financing Activity		
Shares issued	1,104,760	–
Increase (decrease) in cash and cash equivalents during the period	660,478	(27,766)
Cash and cash equivalents at beginning of period	1,126,096	205,233
Cash and cash equivalents at end of period	$ 1,786,574	$ 177,467
Cash and cash equivalents consist of:		
Cash	(106,756)	177,467
Short-term investments	1,893,330	–
Cash and cash equivalents at end of period	$ 1,786,574	$ 177,467

See accompanying notes to financial statements

NOTES TO FINANCIAL STATEMENTS

Unaudited
For the three months ended March 31, 2003 and March 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles. The accounting policies followed in preparing these financial statements are those used by the Company as set out in the audited financial statements for the year ended December 31, 2002. Certain information and note disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These interim financial statements should be read together with the Company's audited financial statements for the year ended December 31, 2002.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

2. RESOURCE PROPERTIES

For the three month period ended March 31, 2003:

	AEM Ontario Project	Rowlandson-Canopener Project	Abitibi Project	Other Projects	Total
Balance, beginning of period	$ 722,718	$ 40,764	$ –	$ –	$ 763,482
Analytical	–	3,851	–	–	3,851
Geophysics	2,778	22,563	–	–	25,341
Geology	9,621	102,856	65,552	7,105	185,134
Drilling	–	31,035	–	–	31,035
Research	491	560	–	–	1,051
Project administration	994	3,844	5,659	1,500	11,997
Balance, end of period	$ 736,602	$ 205,473	$ 71,211	$ 8,605	$ 1,021,891

The AEM Ontario and Rowlandson-Canopener projects originated as a result of the mineral claims acquired from Aurora Platinum Corp. ("Aurora") in 2002 pursuant to the reverse takeover transaction.

The Abitibi Project has been generated as a result of an agreement between Aurora and Inco Limited ("Inco") whereby Aurora has acquired proprietary airborne and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and/or its subsidiaries, affiliates and joint venture partners must spend a total of $5 million over six years on the

selection and follow-up of geophysical targets within the area of interest. Aurora and Lake Shore have entered into an agreement whereby Lake Shore will contribute 45% of the costs of digitizing parts of the data and compiling the global information system database in order to have access to the database. Lake Shore's rights pursuant to this agreement are subject to Aurora's obligations as set out in the agreement with Inco.

There were no resource property expenditures for the three month period ended March 31, 2002.

3. SHARE CAPITAL

a) The Company has authorized 100,000,000 common shares without par values.

During the three months ended March 31, 2003 and 2002 changes in issued share capital were as follows:

Issued and Outstanding	March 31, 2003 Shares	March 31, 2003 Amount	March 31, 2002 Shares	March 31, 2002 Amount
Balance, beginning of period	21,231,857	$ 4,096,249	7,333,334	$ 2,409,969
Private placement – net of share issue costs of $96,371	1,200,000	1,103,629	–	–
Exercise of warrants	4,714	1,141	–	–
Balance, end of period	22,436,571	$ 5,201,019	7,333,334	$ 2,409,969

On January 30, 2003 the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit for gross proceeds of $1.2 million. Each flow through unit consisted of one flow through common share and one-half of a non-flow through share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole share purchase warrant entitles the holder to buy one non-flow through common share for $1.30 until January 29, 2004. The agent was paid a commission of 7% of gross proceeds and received 120,000 broker warrants. Each broker warrant entitles the holder to purchase one non-flow through common share at a price of $1.20 until January 29, 2004.

NOTES TO FINANCIAL STATEMENTS

Unaudited
For the three months ended March 31, 2003 and March 31, 2002

b) Stock Options
There were no stock options granted, cancelled or exercised during the period ended March 31, 2003. As at March 31, 2003, the Company had 3,090,000 stock options outstanding, exercisable at $0.24 per share and expiring on December 16, 2007. There were no stock options outstanding as at March 31, 2002.

c) As at March 31, 2003, there were 4,598,619 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
December 17, 2002	545,286	$0.24	December 17, 2004
December 17, 2002	3,333,333	$0.36	December 17, 2003
January 30, 2003	600,000	$1.30	January 29, 2004
January 30, 2003	120,000	$1.20	January 29, 2004

No carrying values have been assigned to the warrants.

4. RELATED PARTY TRANSACTIONS

For the three month period ending March 31, 2003, fees amounting to $18,350 were paid on account of consulting and management services provided by directors and officers. Amounts paid to Aurora under the terms of an administrative services agreement totaled $6,000. As at September 30, 2002, there was an amount of $52,653 due to Aurora. As well, there were fees of $12,000 paid to Southwestern Resources Corp. under the terms of a separate administrative services agreement.

For the three month period ending March 31, 2002, management fees totaling $3,000 and rent and telephone charges totaling $450 were paid to a company controlled by the former president of the Company. Management fees of $1,500 were also paid to two former directors of the Company.

Lake Shore Gold Corp.
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 669 3533
Fax 604 688 5175
www.lsgold.com
info@lsgold.com

Computershare

Computershare Trust Company of Canada
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

April 25, 2003

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Lake Shore Gold Corp.

We confirm that the following material was sent by pre-paid mail on April 25, 2003, to the registered shareholders of Common shares of the subject Corporation:

1. Notice of Annual Meeting / Management Information Circular
2. Proxy
3. Registered owner Supplemental Mail List Return Card - to Registered owners only
4. Beneficial owner Supplemental Mail List Return Card - to Beneficial owners only
5. Quarterly and Year End Report BC Form 51-901F for the Quarter Ended December 31, 2002
6. 2002 Annual Report including Letter to Shareholders / Management's Discussion and Analysis / Consolidated Financial Statements as at December 31, 2002 and for the years ended June 30, 2002 and 2001
7. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Benefical Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:

[ ]	Schedule A
X	Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	**March 31, 2003**
Date of Report:	**May 28, 2003**
Name of Issuer:	**Lake Shore Gold Corp.**
Issuer's Address:	**1650-701 West Georgia Street** **Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**CFO**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Daniel G. Innes	"Daniel G. Innes"	May 28, 2003
Name of Director	Signed (typed)	Date Signed
Thomas W. Beattie	"Thomas W. Beattie"	May 28, 2003
Name of Director	Signed (typed)	Date Signed

Lake Shore Gold Corp.
Quarterly Report - Form 51-901F
For the three month period ended March 31, 2003

Schedule B : Supplementary Information

Related Party Transactions for the three month period ended March 31, 2003

Fees paid on account of consulting and management services provided by directors and officers	$18,350
Amounts paid to Aurora Platinum Corp.(parent company) under terms of an administrative agreement	$6,000 *
Amounts paid to Southwestern Resources Corp. under terms of an administrative agreeement (a company affiliated with parent company)	$12,000 *
Amount due to Aurora Platinum Corp.	$52,653

* For administrative services such as accounting, secretarial, office supplies, rent, and insurance.

Common Shares issued during the three month period ended March 31, 2003

Date	Purpose	Shares	Gross Proceeds	Price	Commission	Consideration
January 30/03	Private Placement	1,200,000	$1,200,000	$1.00	88,525	Cash
February 13/03	Exercise of warrants	4,714	$1,131	$0.24		Cash

Share Capital as at March 31, 2003

	Common
Authorized shares	100,000,000
Par value	*without par value*
Shares issued	22,436,571

Warrants issued during the three month period ended March 31, 2003

The Company issued 600,000 warrants pursuant to a private placement. Each warrant entitles the holder to buy one common share for $1.30 by until January 29, 2004
As part of the same private placement the Company issued 120,000 warrants to the agent. Each of these warrants entitles the holder buy one common share for $1.20 until January 29, 2004.

Warrants outstanding at March 31, 2003

Number	Exercise Price	Expiry Date
545,286	$0.24	December 17, 2004
3,333,333	$0.36	December 17, 2003
600,000	$1.30	January 29, 2004
120,000	$1.20	January 29, 2004

There were no stock options granted during the three month period ended March 31, 2003

Options Outstanding as at March 31, 2003

Number	Exercise Price	Expiry
3,090,000	$0.24	December 16, 2007

Consolidated Statement of Office Expense

	For the three month period ended March 31, 2003
Supplies and services	$5,021
Telephone, fax, postage	340
Bank charges	642
	$6,003

Directors and Officers of Lake Shore Gold Corp.

John G. Paterson	Director	Vancouver, B.C.
Michael D. Winn	Director	Laguna Beach, California
Anthony R. Harvey	Director	West Vancouver, B.C.
Thomas W. Beattie	Director	West Vancouver, B.C.
Daniel G. Innes	Director, President and CEO	West Vancouver, B.C.
Parkash K. Athwal	CFO	Ladner, B.C.
Susy Horna	Secretary	Surrey, B.C.

Schedule C : Management's Discussion (see attachment)

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the three month period ended March 31, 2003 and 2002

DESCRIPTION OF BUSINESS

Lake Shore is a development stage mineral exploration company engaged in the identification, acquisition, evaluation, exploration and development of properties with prospects for hosting gold and base metal deposits. The Company is currently active in Canada in northwestern Ontario and has generated a new project in Quebec.

OVERVIEW

On December 16, 2002 the Company completed a business reorganization involving certain mineral claims and related rights ("Mineral Assets") held by Aurora Platinum Corp. ("Aurora") by issuing an aggregate of 13,000,000 common shares and 550,000 share purchase warrants.

Subsequent to the transaction, the Company changed its fiscal year end date from June 30 to December 31.

Until completion of the business reorganization, the Company was not actively involved in any business activity. As a result, the comparisons to the three month period ended February 28, 2002 in the discussion and analysis below may not be meaningful.

The focus of exploration during the first quarter of 2003 was on a program of diamond drilling, line-cutting and ground geophysics on the Rowlandson-Canopener Property. Lake Shore also continued a program of data evaluation and compilation on the Abitibi Project.

The AEM Ontario and Rowlandson-Canopener projects originated as a result of the Mineral Assets acquired from Aurora. The Abitibi Project has been generated as a result of an agreement between Aurora and Inco Limited ("Inco") whereby Aurora has acquired proprietary airborne and ground follow-up data owned by Inco covering certain areas of Ontario and Quebec. Aurora and Lake Shore have entered into an agreement whereby Lake Shore will contribute 45% of the costs of digitizing parts of the data and compiling the global information system database in order to have access to the database.

Results of Operations

Net loss for the three month period ended March 31, 2003 was $86,544 or $0.00 per share compared to net income of $7,705 or $0.00 per share for the same period in 2002. The loss pertains mainly to increased consulting and management fees and office and investor relations expenditures which were partially offset by higher interest income as the Company became significantly more active in the first quarter of 2003. Also, the Company had a gain on a settlement of accounts payable of $15,063 during the first quarter of 2002.

Consulting and management fees includes $12,000 and $6,000 in management fees paid to Southwestern Resources Corp. and Aurora respectively during the first three month period of 2003 pursuant to separate administrative services agreements, and $25,385 in fees on account of consulting and management services provided by directors, officers and other consultants.

Investor relations expense of $28,338, and $3,673 for the periods ended March 31, 2003 and 2002 respectively includes regulatory and transfer agent fees, the costs related to the printing and dissemination of shareholder information, and other investor relations activities.

Other general and administrative expenses reflect an increased level of corporate activity.

Financial Condition, Liquidity and Capital Resources

The value of resource properties increased by $258,409 during the three month period ended March 31, 2003 as a result of expenditures on the Rowlandson-Canopener Project ($164,709), AEM Ontario Project ($13,884), Abitibi Project ($71,211) and other projects ($8,605).

The Company's working capital position at March 31, 2003 was $1,757,926 compared to $998,119 as at December 31, 2002.

The increase of approximately $760,000 in working capital reflects proceeds from financings of $1,105,000 partially offset by $258,000 in resource property expenditures ($249,000 on a cash basis) and $87,000 in operating expenditures.

On January 30, 2003 the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit for gross proceeds of $1.2 million. The agent was paid a commission of 7% of gross proceeds and received 120,000 broker warrants.

Risks and Uncertainties

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

Outlook

In management's view the Company has sufficient working capital to fund planned exploration work and ongoing operating expenditures. The Company is dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, and undertake exploration and development of resource properties.

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: [x] **Schedule A**

[ ] **Schedule B & C**

ISSUER DETAILS:

For Quarter Ended:	**December 31, 2002**
Date of Report:	**April 23, 2003**
Name of Issuer:	**Lake Shore Gold Corp.(formerly Consolidated Takepoint Ventures Ltd.)**
Issuer's Address:	**1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6**
Issuer's Fax Number:	**604-688-5175**
Issuer's Phone Number:	**604-669-2525**
Contact Person:	**Parkash K. Athwal**
Contact's Position:	**Chief Financial Officer**
Contact Telephone Number:	**604-669-2525**

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Daniel G. Innes	"Daniel G. Innes"	April 23, 2003
Name of Director	Signed (typed)	Date Signed
Thomas W. Beattie	"Thomas W. Beattie"	April 23, 2003
Name of Director	Signed (typed)	Date Signed

04 JAN 22 AM 7:21



Lake Shore Gold Corp.

2002 Annual Report

THE COMPANY IS WELL FUNDED WITH SUFFICIENT CAPITAL TO COMPLETE THE PROGRAMS PLANNED. WITH A STRONG GOLD MARKET OUTLOOK, THE COMPANY WILL EXPAND ITS ACTIVITIES TO THE EASTERN ABITIBI GOLD BELT IN BOTH ONTARIO AND QUEBEC. LAKE SHORE GOLD WILL FORM ALLIANCES WITH THIRD PARTIES TO REDUCE SHAREHOLDER RISK. THE STRENGTH OF THE COMPANY LIES NOT ONLY IN THE QUALITY OF ITS PROPERTIES BUT IN ITS PEOPLE.

Cover photograph:
Abandoned headframe, Sachigo River Gold Mine, Ellard Lake Structural Belt.



Gilleran Lake
Rapson Bay
Sachigo River Mine
Au
Ellard Lake
Belt
Ellard Lake
Harrell
Lake
Stull-Wunnummin
Fault Zone
Winisk River
Horley Lake
Musselwhite Mine
Au
Sheridan
Lake
Rowlandson-Canopener Lake
N
AEM Project Area
Mafic Volcanics/Sediments/Related Mafic-Ultramafic Intrusives
Lake Shore Gold Property, AEM Project
Mine, Past Producer, Deposit
Fault/Shear Zone
0
100
Kilometres

AEM PROJECT

To Our Shareholders

2002 was the Company's inaugural year as an explorer for gold and base metals in the Canadian Shield. Through business arrangements with Aurora Platinum Corp., the Company was able to secure both the technical expertise and a portfolio of prospective mineral properties from the moment of its reorganization. In less than six months, Lake Shore Gold established itself as a significant gold exploration company with new discoveries and drill-ready targets.

The predecessor company, Consolidated Takepoint Ventures Ltd., was acquired by Aurora Platinum Corp., on December 16, 2002, by way of a reverse takeover (RTO) and upon completion of the RTO changed its name to Lake Shore Gold Corp. Aurora retains the right to participate in all future financings to at least the extent required to allow Aurora to maintain its pro-rata equity interest in the Company. At December 31, 2002, Aurora held 61.2 % of the Company's issued and outstanding share capital.



Canada ranks fourth in world gold production, with most of the Canadian gold production coming from shear-hosted, structurally controlled vein-type and banded iron formation-type deposits associated with ancient greenstone (volcanic) belts in Ontario and Quebec. The Abitibi Belt in eastern Ontario and western Quebec has been the focus of much of this production and exploration for more than 100 years. High-grade gold deposits exist in a number of mining camps within this Belt, all of which are associated with major regional structural features. Prior to the Second World War, Canada's richest producing gold mine was not in the eastern gold camps, but in a relatively remote location in the Northwestern Shield of Ontario. This area has all of the required geology and potential, but lacked access and the geological/structural database needed to promote exploration for gold.



The Company has secured a number of properties within the Ellard Lake Structural Belt, which was host to the Sachigo River Gold Mine. The mine produced 52,560 ounces of gold at an average grade of 38.7 grams per tonne gold (1.13 ounces per ton gold) from quartz-sulphide veins from 1938 to 1942.

In 2001, Aurora Platinum Corp. signed an option/joint venture agreement (the AEM Project) with Inco Limited in the Northwestern Shield to explore for nickel-copper-PGM deposits. During the 1960's and 70's, Inco completed an extensive proprietary airborne magnetic and electromagnetic survey program, covering more than 36,000 square kilometres, extending from the James Bay Lowlands in the east to eastern Manitoba in the west. None of their data was ever processed using modern techniques. The AEM Project reprocessed the airborne geophysical data and, when combined with all of Inco's follow-up data (from the 1960's and 70's) including ground geophysical, geochemical, geological and drilling information, a new interpretive structural and geological framework for this virtually unexplored part of the Shield was developed. This work resulted in the definition of structurally controlled vein-type and banded iron formation hosted gold mineralization, and volcanic hosted massive sulphide prospects in addition to nickel-copper-PGM targets.

Aurora's exploration is focused on the discovery and development of nickel-copper-PGM deposits. In order to take advantage of the potential for gold and base metals within the AEM Project, the management of Aurora decided to spin-off its interest in these commodities in exchange for a controlling interest in the new gold company. All gold and other base metal exploration and development rights defined under the Aurora-Inco AEM Option/Joint Venture agreement were transferred to Lake Shore Gold, with Aurora retaining the controlling interest in Lake Shore Gold.

A number of targets defined by the AEM Project were acquired by staking, and reconnaissance field programs completed during 2002 resulted in the discovery of significant gold mineralization associated both with major structures and with banded iron formations. Selected targets were reflown by very detailed airborne geophysical surveys, and ground follow-up included ground geophysics, geochemical sampling and mapping. A number of these properties have been defined to the extent that a first phase drilling program is planned for early 2003.

The Company is well funded with sufficient capital to complete the programs planned. With a strong gold market outlook, the Company will expand its activities to the eastern Abitibi Gold Belt in both Ontario and Quebec. As properties are developed and as opportunities are generated, Lake Shore Gold will form alliances with third parties to reduce shareholder risk. The strength of the Company lies not only in the quality of its properties but in its people. Additional technical expertise and support personnel have been secured to ensure the success of Lake Shore Gold in the coming year and for the future.

Daniel G Innes
President

February 28, 2003

Project Review

The **Rowlandson-Canopener Property** is located along the regional Stull-Wunnummin Fault structure immediately west of Aurora's Lansdowne Property in northwestern Ontario. Regional field work in 2002 led to the discovery of several zones of shear (fault) hosted gold mineralization within the Property. The gold mineralization is believed to be part of a 25 kilometre long structural corridor of gold showings that strikes onto the adjoining Lansdowne Property. Till geochemical sampling supports the trend with a number of good gold geochemical anomalies down-ice from the trend. Quartz-sulphide veins have been uncovered at a number of locations and first phase sampling results included bonanza gold grades of up to 154 grams per tonne gold and 4.9% zinc on the eastern showing and up to 10 grams per tonne gold near Canopener Lake in the eastern part of the Property. A detailed airborne magnetic-electromagnetic survey completed over the Property at the end of the year further defined the corridor, and the geophysical surveys that are planned in 2003 will define drill targets.

In the Peeagwon area, approximately 50 kilometres west of the Rowlandson-Canopener Property, the Company has acquired more than 6,000 hectares of claims – the **Sheridan Property**, covering a number of complexly folded banded iron formation horizons known to host significant gold mineralization. This banded iron formation sequence is correlative with the North Caribou Greenstone Belt banded iron formations which are host to Placer Dome's producing Musselwhite Gold Mine. Outcrops are extremely rare on the Sheridan Lake Property and the distribution of favourable banded iron formation horizons are defined by the airborne geophysics. In the 1970's, Inco tested one of the many electromagnetic conductors on this Property with one short drill hole which terminated in quartz-vein material that assayed 4.46 grams per tonne gold. Numerous other target areas have been identified from the results of the field reconnaissance and geochemical till sampling programs. A closely spaced airborne magnetic-electromagnetic survey was also completed over the Property which further defined the



Lansdowne House Project
(100% Aurora)
9 g/t Au in
Quartz-Sulphide Veins
Titanium-Vanadium
Horizon
Lansdowne House
Layered Complex
AEM Project
Rowlandson-Canopener Lake Group
(Lake Shore Gold)
24 g/t Au in
Quartz-Sulphide Veins
154 g/t Au, 4.9% Zn
Quartz-Sulphide Veins
2001 Drill Intercept
(LHO1-07)
0.43 g/t Au over 2.3m
2.2 g/t Au over 3.0m
0
10
Kilometres
N
Mainly Granitoids
Ultramafic Intrusive Rocks
Mafic Intrusive Rocks
Mafic Volcanic Rocks
Gold Occurrence
Fault
Gold Corridor
Ni-Cu-PGM Occurrences
PGM Reef

Rowlandson-Lansdowne Trend

Regional field work led to the discovery of several zones of shear (fault) hosted gold mineralization within the Rowlandson-Canopener Property. The gold mineralization is believed to be part of a 25 kilometre long structural corridor of gold showings that strikes onto the adjoining Lansdowne Property.



380000m E
390000m E
Sheridan Property
5830000m N
Inco Drill Hole: 4.46 g/t Au in Quartz Vein
Keynabeck
Iron Formation in Float
5820000m N
Sheridan Lake

★ Mineral Occurrence
Ground EM Conductor
0 5
Kilometres

Sheridan Property
Magnetic-Electromagnetic Survey

structural targets and the banded iron formation stratigraphy. Associated felsic volcanic stratigraphy has potential to host volcanogenic massive sulphide mineralization and there are more than 15 strong electromagnetic conductors to be tested. Ground surveys and drilling are planned for 2003.

Past work by others, together with the Company's 2002 reconnaissance program, has identified the 12 kilometre long Harrell Lake-Southern Lake structural corridor as having good potential to contain both shear and banded iron formation hosted gold mineralization. The **Harrell Lake Property** was acquired to cover this structural zone with several strong electromagnetic conductors identified. Limited drilling by Inco in the 1970's intersected banded iron formation cut by quartz-sulphide shears that assayed 3.7 grams per tonne gold over 0.56 metres and long intervals of low-grade copper mineralization. Follow-up exploration is planned for 2003.

The Company has secured a number of properties within the Ellard Lake Structural Belt northwest of the Harrell Lake Property and extending to the Manitoba border. This belt was host to the Sachigo River Gold Mine, which produced 52,560 ounces of gold at an



N
God's Lake
Ellard Lake
Sachigo Gold Belt
South Kenyon
North Kenyon
Stull Lake
Stull-Wunnummin
Savage Island
Island Lake
Lingman Lake
Harrell Lake
Ponask Lake
Ekwan River
North Caribou
North Caribou Lake
Totogan Lake
Peeagwon
Rowlandson-Canopener
0 100
Kilometres
Abitibi Gold Belt
Timmins
Porcupine-Destor
Bousquet
Val D'Or
Kirkland Lake-Larder Lake-Cadillac
Kirkland Lake

Regional Fault Structures and Gold Deposits

Comparison between the much explored Abitibi Gold Belt (plus 160 million ounces of gold) and the virtually unexplored Sachigo Gold Belt (less than 1 million ounces of gold)



average grade of 38.7 grams per tonne gold (1.13 ounces per ton gold) from quartz-sulphide veins from 1938 to 1942. Gold mineralization in the Ellard Lake Belt is hosted along east-west oriented, parallel deformation zones and localized along lithological contacts. The structural setting and special association with alkaline intrusions highlights the potential for high-grade gold deposits within the trend. This structural corridor is actively being explored by a number of companies. Lake Shore Gold has acquired three properties within the trend and all have reported mineralization. The **Lacey Lake Property** includes multiple zones of quartz-veining over a five kilometre strike length west of the past producing Sachigo River Gold Mine.

At the west end of this Belt, the Rapson Bay and Gilleran Lake properties have been acquired to secure significant new gold prospects. The **Rapson Bay Property** includes a 15 kilometre stretch of the Stull-Wunnummin and Rapson Bay fault zones. Preliminary exploration in 2002 led to the discovery of quartz-sulphide veins and stockworks in sulphide-bearing gabbro adjacent to the Rapson Bay fault zone. A four metre wide composite chip sample across the zone assayed 12 grams per tonne gold and 0.1% copper. Numerous, strong electromagnetic conductors are present within the structural corridor and have never been tested.




South Kenyon Fault Zone
Ellard Lake Property
Thorne Lake
Sachigo River Gold Mine
Foster Lake
Sherman Lake
Summer Lake
Lacey Lake
Quartz Stockwork
Quartz Veining
Quartz Veining and Sericite Schist
Alkaline Intrusions
Sedimentary Strata
Intermediate Volcanics
Mafic Volcanics
Mineral Showing
0
100
Kilometres

Ellard Lake Structural Belt

Rapson Bay and Gilleran Properties



Wolfden earn-in
Little Stull Lake
Deposit Resource
448,700 tonnes
of 10.5 g/t Au
Wolfden-Kinross JV
Ellard Occurrence
Historic Sampling
up to 4 opt Au
Stull-Wunnummin
Fault Zone
Twin
Lakes
Twin Lakes Fault
N
Monument Bay Fault
Stull Lake
Rapson Bay
Property
Wolfden-Bema JV
Monument Bay Property
Twin Lakes-Seeber River Deposits
Aggregate Resource
346,200 tonnes of 5.7 g/t Au
Manitoba
Ontario
Rapson Bay Fault
Wynne Bay
Bema Wynne
Bay Occurrences
Gilleran Property
0
10
Kilometres

The **Gilleran Property** is located along the Monument Bay-Twin Lakes regional fault zone approximately five kilometres south of the Rapson Bay Property. This regional fault structure is host to a number of significant gold showings including the Twin Lakes-Seeber River deposits located approximately 30 kilometres to the west. On the Gilleran Property, a 600 by 100 metre zone of veining and silicification was discovered along a major shear structure and is highly prospective for the discovery of significant gold mineralization. Exploration on these three properties will be followed up with airborne magnetic-electromagnetic surveying and additional ground geochemical/geological surveying in preparation for drill testing in 2003.

The Way Forward

The Company has established a strong property portfolio of gold projects in the Canadian Shield of northwestern Ontario. Lake Shore Gold is well advanced in the exploration of some targets and just starting on others. The programs in 2003 will include drilling the advanced targets and moving others to the drilling phase. The Company also plans a significant expansion of activities into the Abitibi Gold Belt of Ontario and Quebec.

OGS Erlis Magnetic Data



0
5
Kilometres

Inco Limited Magnetic Data



0
5
Kilometres

AEM Project

Comparison between Government Survey data and the Inco Limited AEM Project total field magnetic data

Management's Discussion and Analysis of Financial Condition and Results of Operations

Lake Shore Gold Corp.
formerly Consolidated Takepoint Ventures Ltd.
For the six months ended December 31, 2002 and years ended June 30, 2002 and 2001

Description of Business

The Company was formed through an amalgamation in the Province of British Columbia on July 7, 1987. On June 25, 2002 the Company was continued into the Yukon Territories pursuant to the Business Corporations Act (Yukon), changed its name to Consolidated Takepoint Ventures Ltd. and consolidated its share capital on the basis of one new common share for three old.

The Company is a development stage mineral exploration company engaged in the identification, acquisition, evaluation, exploration and development of properties with prospects for hosting gold and base metal deposits. Subsequent to the business reorganization, the Company commenced its exploration activities in northern Ontario on assets acquired from Aurora pursuant to an acquisition agreement. A two-phase exploration program is being initiated involving linecutting and geophysics followed by drilling if warranted by the results obtained in the first phase.

Overview

On December 16, 2002 the Company completed a business reorganization involving certain mineral claims and related rights ("Mineral Assets") held by Aurora Platinum Corp. ("Aurora") by issuing an aggregate of 13,000,000 common shares and 550,000 share purchase warrants. The acquisition was treated as a reverse takeover ("RTO") of the Company under the policies of the TSX Venture Exchange (the "Exchange"). However the direct purchase method of accounting has been applied in accordance with generally accepted accounting principles and the value of the Mineral Assets has been recorded at their cost or book value.

Aurora has the right to participate in all future equity financings to at least the extent required to allow Aurora to maintain its pro rata equity interest in the Company. This right will terminate should Aurora own less than 20% of the Company's issued and outstanding equity capital. At December 31, 2002 Aurora held 61.2% of the Company's issued and outstanding share capital.

The Mineral Assets acquired from Aurora are comprised of a 100% interest in 72 mineral claims located in northern Ontario and certain proprietary geophysical, geological and structural information. The Company has exploration and development rights in the claims for all metals and minerals except kimberlites/diamonds, subject to a third party right to purchase any nickel, copper and platinum group metals and that third party to acquire a 50% interest in the claims or receive a 1.5% net smelter returns royalty.

Upon completion of the acquisition the Company changed its name to Lake Shore Gold Corp., there was a change in management and Aurora acquired control of the Company. The Company also implemented a new stock option plan.

Subsequent to the transaction, the Company changed its fiscal year end date from June 30 to December 31. As a result, the Company has a transition year of six months ended December 31, 2002.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

In the following discussion, comparisons to the historical year may not be meaningful as a result of the six month transition year, and also because the Company was inactive until the completion of the business reorganization.

Results of Operations

Net loss for the six month period ended December 31, 2002 was $239,269 or $0.05 per share compared to a net loss of $142,208 or $0.06 per share for the year ended June 30, 2002 and a loss of $222,393 or $0.09 per share for 2001. The increase in loss pertains mainly to expenditures relating to the business reorganization and acquisition agreement between the Company and Aurora and to stock-based compensation.

Consulting and management fees for the period ended December 31, 2002 include $32,164 in fees on account of consulting and management services provided by directors, officers and other consultants, and $51,700 relating to stock-based compensation expense for stock options granted to non-employees.

General exploration represents $25,300 relating to stock-based compensation expense for stock options granted to non-employees involved in exploration work.

Investor relations expense of $26,342, $11,151 and $23,435 for the period ended December 31, 2002 and years ended June 30, 2002 and 2001 respectively includes regulatory and transfer agent fees and the costs related to the printing and dissemination of shareholder information.

Legal and accounting expense of $100,436 includes $83,556 of legal fees relating to the business reorganization. The Company incurred legal and accounting fees of $44,563 during the year ended June 30, 2002 and $149,160 in 2001.

Financial Condition, Liquidity and Capital Resources

On December 3, 2002 a special meeting of shareholders was held and shareholder approval was received for the acquisition of resource properties from Aurora, and on December 16 the transactions set out in the acquisition agreement also received regulatory approval. The Company acquired the Mineral Assets from Aurora in exchange for the Company issuing 13,000,000 common shares (the "Acquisition Shares") and 550,000 non-transferable share purchase warrants (the "Acquisition Warrants"). Each Acquisition Warrant will allow Aurora to purchase one common share of the Company for $0.24 for two years from issuance.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. The escrowed shares will be released in stages with the final lot being released in December 2005 under the current escrow agreement.

Concurrent with and part of the acquisition, the Company raised gross proceeds of $1 million through the sale of 5,555,556 units at $0.18 per unit. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full share purchase warrant entitles the holder to buy one common share at $0.36 within 12 months after closing. The proceeds will be applied to initial exploration work on the Mineral Assets and for general corporate purposes. The agent received a cash commission of 7.5% of the gross proceeds and 555,555 agent's warrants.

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. As a result of stock options granted to non-employees, the Company recognized $77,000 as stock-based compensation expense and included this amount in contributed surplus.

The value of resource properties includes $757,443 in exploration expenditures transferred from Aurora in exchange for the Acquisition Shares and $6,039 in costs incurred directly by Lake Shore Gold in December.

The Company had working capital of $998,119 as at December 31, 2002 compared with $247,551 as at June 30, 2002 and $279,759 as at June 30, 2001.

In management's view, the Company's cash position is sufficient to fund planned exploration expenditures and meet ongoing obligations in the short term.

Outlook

On January 30, 2003 the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit for gross proceeds of $1.2 million. Each flow through unit consisted of one flow through common share and one-half of a non-flow through share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole share purchase warrant entitles the holder to buy one non-flow through common share for $1.30 within 12 months after closing. The agent was paid a commission of 7% of gross proceeds and received 120,000 broker warrants. Each broker warrant entitles the holder to purchase one non-flow through common share at a price of $1.20 within 12 months after closing.

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

The Company will focus the majority of its exploration activities in Ontario, Canada, and as opportunities present themselves will form alliances with third parties in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Lake Shore will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets.

AUDITORS' REPORT

To the Shareholders of Lake Shore Gold Corp. *(formerly Consolidated Takepoint Ventures Ltd.)*

We have audited the balance sheet of Lake Shore Gold Corp. as at December 31, 2002 and the statement of loss and deficit and cash flows for the six month period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and the results of its operations and its cash flows for the six month period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles, applied on a consistent basis.

The consolidated financial statements as at June 30, 2002 and 2001 and for the years then ended were audited by another auditor, who expressed an opinion without reservation on these statements in his report dated September 3, 2002.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, British Columbia
February 28, 2003

BALANCE SHEETS

Lake Shore Gold Corp.
formerly Consolidated Takepoint Ventures Ltd.

	December 31, 2002	June 30, 2002	June 30, 2001
ASSETS			
Current			
Cash and cash equivalents	$ 1,126,096	$ 268,787	$ 70,731
Exploration advances and other receivables	12,098	1,084	341,827
	1,138,194	269,871	412,558
Resource properties *(note 3)*	763,482	–	–
	$ 1,901,676	$ 269,871	$ 412,558
LIABILITIES			
Current			
Accounts payable and accrued charges	$ 59,780	$ 22,320	$ 132,799
Due to parent company *(note 5)*	80,295	–	–
	140,075	22,320	132,799
SHAREHOLDERS' EQUITY			
Share capital *(note 4)*	4,096,249	2,419,930	2,409,969
Contributed surplus	257,015	180,015	79,976
Deficit	(2,591,663)	(2,352,394)	(2,210,186)
	1,761,601	247,551	279,759
	$ 1,901,676	$ 269,871	$ 412,558

See accompanying notes to consolidated financial statements

Approved by the Board

DANIEL G INNES

THOMAS W BEATTIE

Statements of Loss and Deficit

Lake Shore Gold Corp.

formerly Consolidated Takepoint Ventures Ltd.

	For the six month period ended December 31, 2002	For the year ended June 30, 2002	For the year ended June 30, 2001
Expenses			
Consulting and management fees	$ 83,864	$ 14,500	$ 21,000
Write down of loan receivable	–	86,949	–
General exploration	25,300	–	38,792
Investor relations	26,342	11,151	23,435
Legal and accounting	100,436	44,563	149,160
Office expense	7,006	3,509	8,222
Loss before undernoted item	(242,948)	(160,672)	(240,609)
Interest and other income	3,679	18,464	18,216
Net loss for the period	(239,269)	(142,208)	(222,393)
Deficit at beginning of period	(2,352,394)	(2,210,186)	(1,987,793)
Deficit at end of period	$ (2,591,663)	$ (2,352,394)	$ (2,210,186)
Loss per share	$ (0.05)	$ (0.06)	$ (0.09)
Weighted average number of shares outstanding	4,608,100	2,449,408	2,444,448

See accompanying notes to consolidated financial statements

STATEMENTS OF CASH FLOWS

Lake Shore Gold Corp.
formerly Consolidated Takepoint Ventures Ltd.

	For the six month period ended December 31, 2002	For the year ended June 30, 2002	For the year ended June 30, 2001
OPERATING ACTIVITIES			
Net loss for the period	$ (239,269)	$ (142,208)	$ (222,393)
Items not involving cash			
Write down of loan receivable	–	86,949	–
Stock-based compensation	77,000	–	–
	(162,269)	(55,259)	(222,393)
Change in non-cash operating working capital items			
(Increase) decrease in exploration advances and other receivables	(11,015)	253,793	(331,752)
Increase (decrease) in accounts payable and accrued charges	117,756	(110,478)	68,273
	(55,528)	88,056	(485,872)
INVESTING ACTIVITY			
Resource property expenditures	(6,039)	–	–
FINANCING ACTIVITY			
Shares issued	918,876	110,000	–
Increase (decrease) in cash and cash equivalents during the period	857,309	198,056	(485,872)
Cash and cash equivalents at beginning of period	268,787	70,731	556,603
Cash and cash equivalents at end of period	$ 1,126,096	$ 268,787	$ 70,731
Cash and cash equivalents consist of:			
Cash	228,508	268,787	70,731
Short-term investments	897,588	–	–
Cash and cash equivalents at end of period	$ 1,126,096	$ 268,787	$ 70,731

Supplemental cash flow information *(note 7)*

See accompanying notes to consolidated financial statements

Notes to Financial Statements

Lake Shore Gold Corp.
formerly Consolidated Takepoint Ventures Ltd.
For the six months ended December 31, 2002 and years ended June 30, 2002 and 2001

1. Description of Business

The Company is a development stage junior mining company engaged in the identification, acquisition, evaluation, exploration and development of gold properties in Canada. The Company has not determined whether the properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for resource properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development, and attaining future profitable production from the properties or proceeds from disposition.

The Company was formed through an amalgamation in the Province of British Columbia on July 7, 1987. On June 25, 2002 the Company was continued into the Yukon Territories pursuant to the Business Corporations Act (Yukon), changed its name to Consolidated Takepoint Ventures Ltd. and consolidated its share capital on a one new common share for three old basis.

On December 16, 2002 the Company completed an agreement to acquire certain mineral claims and related rights held by Aurora Platinum Corp. ("Aurora") in consideration for issuing an aggregate of 13,000,000 common shares and 550,000 share purchase warrants. The acquisition was treated as a reverse takeover ("RTO") of the Company under the policies of the TSX Venture Exchange (the "Exchange"). However, in accordance with EIC-10, the direct purchase method of accounting has been applied by the Company and the value of the acquired assets (mineral claims) has been recorded at their cost or book value.

Aurora has the right to participate in all future equity financings to at least the extent required to allow Aurora to maintain its pro rata equity interest in the Company. This right will terminate should Aurora own less than 20% of the Company's issued and outstanding equity capital. At December 31, 2002, Aurora held 61.2% of the Company's issued and outstanding share capital.

The mineral assets acquired are comprised of a 100% interest in 72 mineral claims located in northern Ontario (known as the AEM Gold Project) and certain proprietary geophysical, geological and structural information. The Company has exploration and development rights in the claims for all metals and minerals except kimberlites/diamonds, subject to certain back-in rights to purchase any nickel, copper and platinum group metals and to acquire a 50% interest in the claims and a 1.5% net smelter returns royalty held by a third party.

Upon completion of the RTO the Company changed its name to Lake Shore Gold Corp. (the "Company"), there was a change in management, and Aurora acquired control of the Company. The Company also implemented a new stock option plan.

Reorganization costs of $83,556 were incurred and included in legal and accounting on the statement of loss and deficit.

Subsequent to the reorganization, the Company changed its fiscal year end date from June 30 to December 31. As a result, the Company has a transition year of six months ended December 31, 2002.

2. Significant Accounting Policies

a) Cash and Cash Equivalents

Cash and cash equivalents includes those short-term money market instruments which, on acquisition, have a term to maturity of three months or less.

b) Financial Instruments

The Company's financial instruments include cash and cash equivalents, exploration advances and other receivables, accounts payable and accrued charges, and due to parent company. The carrying value of these financial instruments approximates fair value.

c) Resource Properties

Acquisition costs of resource properties together with direct exploration and development expenditures are capitalized. When production is attained, these costs will be amortized. When capitalized expenditures on individual producing properties exceed the estimated net realizable value, the properties are written down to the estimated value. Costs relating to properties abandoned are written off when the decision to abandon is made.

d) Future Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured by the provisions of currently substantively enacted tax laws. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income to allow the realization of future tax assets and therefore the Company has fully provided for these assets.

e) Stock Options

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective July 1, 2002. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that a company has the ability to settle in stock are recorded as equity.

The Company adopted the intrinsic value method for stock-based awards made to employees, officers and directors whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

f) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates.

g) Loss per Share

Fully diluted loss per share has not been presented as it is anti-dilutive.

3. Resource Properties

For the six month period ended December 31, 2002:

	AEM Gold Project
Acquisition of mineral assets	$ 757,443
Geology	6,039
Balance, end of period	$ 763,482

There were no resource property expenditures for the years ended June 30, 2002 and 2001.

See note 1 for description of mineral assets.

4. Share Capital

a) The Company has authorized share capital of 100,000,000 common shares without par value.

During the six months ended December 31, 2002, and the years ended June 30, 2002 and 2001, changes in issued and outstanding share capital were as follows:

	December 31, 2002		June 30, 2002		June 30, 2001	
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, beginning of period	2,676,301	$ 2,419,930	7,333,334	$ 2,409,969	7,333,334	$ 2,409,969
Exercise of warrants	–	–	1,000,000	110,000	–	–
Cancellation of escrowed shares	–	–	(304,412)	(100,039)	–	–
Acquisition of mineral claims	13,000,000	757,443	–	–	–	–
Private placement – net of share issue costs of $81,124	5,555,556	918,876	–	–	–	–
	21,231,857	4,096,249	8,028,922	2,419,930	7,333,334	$ 2,409,969
Consolidation 1:3	–	–	(5,352,621)	–	–	–
Balance, end of period	21,231,857	$ 4,096,249	2,676,301	$ 2,419,930	7,333,334	$ 2,409,969

Concurrent with the acquisition of mineral claims described in note 1, in December 2002, the Company completed a private placement to raise gross proceeds of $1 million through the sale of 5,555,556 units at a price of $0.18 per unit. Each unit consisted of one common share and one-half share purchase warrant, with each full warrant entitling the holder to acquire one additional common share at $0.36 per share for 12 months from the closing of the private placement. The agent received a cash commission of 7.5% of gross proceeds and 555,555 agent's warrants.

b) Stock Options
During the period ended December 31, 2002, the Company granted 3,090,000 stock options exercisable at $0.24 per share and expiring on December 16, 2007. There were no stock options outstanding as at June 30, 2002 and 2001.

c) Stock-Based Compensation Plan
As a result of stock options granted to non-employees, the Company recognized $77,000 as stock-based compensation expense and included this amount in contributed surplus. The stock-based compensation expense is classified between consulting and management fees and general exploration.

When stock-based compensation awards are granted to employees, no compensation expense is recognized when their exercise price exceeds or equals the fair value of the Company's common shares at the date of grant. Had the compensation expense for the Company's stock-based compensation plan been determined based on the fair value method of accounting for awards granted on or after July 1, 2002, the Company's net loss for the period would have been increased to the pro forma amount indicated below:

For the six months ended December 31, 2002

Net loss	
As reported	$ 239,269
Pro forma	$ 502,169

The loss per share on a pro forma basis would be $0.11 compared to the $0.05 reported.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the six month period ended December 31, 2002: no dividends are to be paid; volatility of 43%; risk-free interest rate of 5%; and expected life of five years.

d) As at December 31, 2002, there were 3,883,333 warrants issued and outstanding.

Date Issued	Number	Exercise Price	Expiry Date
December 17/02	550,000	$0.24	December 17/04
December 17/02	3,333,333	$0.36	December 17/03

No carrying values have been assigned to the warrants.

5. Related Party Transactions

Fees amounting to $9,950 (June 30, 2002 – $7,250; 2001 – $15,000) were paid on account of consulting and management services provided by companies owned by current directors and officers. As at December 31, 2002, there was an amount of $80,295 due to Aurora.

Rent and telephone charges totaling $900 (2001 – $6,000) were paid to a company controlled by the former president of the Company and management fees totaling $2,750 (2001 – $6,000) were paid to two former directors during the year ended June 30, 2002.

6. Income Taxes

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before tax provision due to the following:

	December 31, 2002	June 30, 2002	June 30, 2001
Statutory tax rate	40%	40%	45%
Recovery of income taxes computed at standard rates	$ 95,708	$ 56,833	$ 100,077
Non-deductible expense	(30,800)	–	–
Tax losses not reported in the period that the benefit arose	(64,908)	(56,833)	(100,077)
Income tax provision	$ –	$ –	$ –

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax (liability) asset are as follows:

	December 31, 2002	June 30, 2002	June 30, 2001
Operating loss carry forwards	$ 245,709	$ 208,232	$ 236,137
Accumulated cost base difference on assets	416,373	109,926	73,842
	662,082	318,158	309,979
Loss: Valuation allowance	(662,082)	(318,158)	(309,979)
Net future income tax	$ –	$ –	$ –

At December 31, 2002, the Company had loss carry forwards of $614,272 available for tax purposes in Canada which expire between 2003 and 2010.

7. Supplemental Cash Flow Information

	For the six month period ended December 31, 2002	For the year ended June 30, 2002	For the year ended June 30, 2001
Issued 13,000,000 common shares to Aurora pursuant to the acquisition agreement	$ 757,443	$ –	$ –
Granted 700,000 stock options to consultants	$ 77,000	$ –	$ –
Interest received	$ 2,740	$ 3,401	$ 18,216

8. Subsequent Event

On January 30, 2003 the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit for gross proceeds of $1.2 million. Each flow through unit consisted of one flow through common share and one-half of a non-flow through share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole share purchase warrant entitles the holder to buy one non-flow through common share for $1.30 within 12 months after closing. The agent was paid a commission of 7% of gross proceeds and received 120,000 broker warrants. Each broker warrant entitles the holder to purchase one non-flow through common share at a price of $1.20 within 12 months after closing.

Corporate Directory

Directors and Officers

Daniel G Innes
President, CEO and Director

Parkash K Athwal
Chief Financial Officer

Susy H Horna
Corporate Secretary

Thomas W Beattie *
Director

Anthony R Harvey *
Director

John G Paterson
Director

Michael D Winn *
Director

** member of the audit committee*

Head Office

Lake Shore Gold Corp.
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 669 3533
Fax 604 688 5175
www.lsgold.com
info@lsgold.com

Exploration Offices

1988 Kingsway, Unit G
Sudbury, Ontario
Canada P3B 4J8

Telephone 705 525 0992
Fax 705 525 7701

701 Route 382
Laverlochère, Québec
Canada J0Z 2P0

Tel/Fax 819 765 2718

Auditors

Deloitte & Touche LLP
Four Bentall Centre, PO Box 49279
Suite 2800, 1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1P4

Transfer Agent

Computershare Trust Company
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Stock Exchange Listing

LSG – TSXV

Notice of Annual Meeting

The annual meeting of shareholders will be held at:

Four Seasons Hotel
791 West Georgia Street
Vancouver, British Columbia, Canada
Wednesday, June 4, 2003 at 1:00 pm

Lake Shore Gold Corp.
PO Box 10102
Suite 1650, 701 West Georgia Street
Vancouver, British Columbia
Canada V7Y 1C6

Telephone 604 669 3533
Fax 604 688 5175
www.lsgold.com
info@lsgold.com

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of:	[ ]	Schedule A
	[X]	Schedule B & C

ISSUER DETAILS:

For Quarter Ended:	December 31, 2002
Date of Report:	April 23, 2003
Name of Issuer:	Lake Shore Gold Corp.(formerly Consolidated Takepoint Ventures Ltd.)
Issuer's Address:	1650-701 West Georgia Street Vancouver, B.C., V7Y 1C6
Issuer's Fax Number:	604-688-5175
Issuer's Phone Number:	604-669-2525
Contact Person:	Parkash K. Athwal
Contact's Position:	Chief Financial Officer
Contact Telephone Number:	604-669-2525

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and B&C.

Daniel G. Innes	"Daniel G. Innes"	April 23, 2003
Name of Director	Signed (typed)	Date Signed
Thomas W. Beattie	"Thomas W. Beattie"	April 23, 2003
Name of Director	Signed (typed)	Date Signed

Lake Shore Gold Corp. (formerly Consolidated Takepoint Ventures Ltd.)
Quarterly Report - Form 51-901F
For the six month period ended December 31 2002

Schedule B : Supplementary Information

Related Party Transactions for the six month period ended December 31, 2002

Fees paid on account of consulting and management services provided by directors and officers	$9,950
Amount due to Aurora Platinum Corp.(Parent Company)	$80,295

Common Shares issued during the six month period ended December 31, 2002

Date	Purpose	Shares	Gross Proceeds	Price	Commission	Consideration
December 13/02	Mineral claim acquisition	13,000,000	$757,443	$0.06	-	Mineral property
December 13/02	Private Placement	5,555,556	$1,000,000	$0.18	$75,000	Cash

Share Capital as at December 31, 2002

	Common
Authorized shares	100,000,000
Par value	without par value
Shares issued	21,231,857

Warrants issued during the six month period ended December 31, 2002

The Company issued 550,000 warrants pursuant to an agreement with Aurora Platinum Corp. for the acquisition of certain mineral claims and rights. Each warrant entitles Aurora to purchase one common share for $0.24 until December 17, 2004.

The Company issued 2,777,778 warrants pursuant to a private placement. As part of the same private placement, the Company issued to the 555,555 warrants to the agent.
Each warrant entites the holder to buy one common share at $0.36 until December 17, 2003.

Warrants outstanding at December 31, 2002

Number	Exercise Price	Expiry Date
550,000	$0.24	December 17, 2004
3,333,333	$0.36	December 17, 2003

Stock Options Granted during the six month period ended December 31, 2002

Date	Optionee	Number	Price	Expiry
December 17/02	J. Paterson	600,000	$0.24	December 16/03
December 17/02	T. Beattie	300,000	$0.24	December 16/03
December 17/02	Anthony Harvey	150,000	$0.24	December 16/03
December 17/02	M. Winn	100,000	$0.24	December 16/03
December 17/02	P. Athwal	200,000	$0.24	December 16/03
December 17/02	S.Horna	50,000	$0.24	December 16/03
December 17/02	Consultants	450,000	$0.24	December 16/03
December 17/02	D. Innes	600,000	$0.24	December 16/03
December 17/02	Management company employees	640,000	$0.24	December 16/03

Options Outstanding as at December 31, 2002

Number	Exercise Price	Expiry
3,090,000	$0.24	Dec16/2007

Consolidated Statement of Office Expense

	For the six month period ended December 31, 2002
Supplies and services	$4,067
Telephone, fax, postage	1,129
Bank charges	400
Salary and benefits	1,012
Travel	361
Other	37
	$7,006

Directors and Officers of Lake Shore Gold Corp.

John G. Paterson	Director	Vancouver, B.C.
Michael D. Winn	Director	Laguna Beach, California
K. Wayne Livingstone	Director	Surrey, BC
Thomas W. Beattie	Director	West Vancouver, B.C.
Daniel G. Innes	Director, President and CEO	West Vancouver, B.C.
Parkash K. Athwal	CFO	Ladner, B.C.
Susy Horna	Secretary	Surrey, B.C.

Schedule C : Management Discussion (see attachment)

Management's Discussion and Analysis of Financial Condition and Results of Operations

Lake Shore Gold Corp.

formerly Consolidated Takepoint Ventures Ltd.

For the six months ended December 31, 2002 and years ended June 30, 2002 and 2001

Description of Business

The Company was formed through an amalgamation in the Province of British Columbia on July 7, 1987. On June 25, 2002 the Company was continued into the Yukon Territories pursuant to the Business Corporations Act (Yukon), changed its name to Consolidated Takepoint Ventures Ltd. and consolidated its share capital on the basis of one new common share for three old.

The Company is a development stage mineral exploration company engaged in the identification, acquisition, evaluation, exploration and development of properties with prospects for hosting gold and base metal deposits. Subsequent to the business reorganization, the Company commenced its exploration activities in northern Ontario on assets acquired from Aurora pursuant to an acquisition agreement. A two-phase exploration program is being initiated involving linecutting and geophysics followed by drilling if warranted by the results obtained in the first phase.

Overview

On December 16, 2002 the Company completed a business reorganization involving certain mineral claims and related rights ("Mineral Assets") held by Aurora Platinum Corp. ("Aurora") by issuing an aggregate of 13,000,000 common shares and 550,000 share purchase warrants. The acquisition was treated as a reverse takeover ("RTO") of the Company under the policies of the TSX Venture Exchange (the "Exchange"). However the direct purchase method of accounting has been applied in accordance with generally accepted accounting principles and the value of the Mineral Assets has been recorded at their cost or book value.

Aurora has the right to participate in all future equity financings to at least the extent required to allow Aurora to maintain its pro rata equity interest in the Company. This right will terminate should Aurora own less than 20% of the Company's issued and outstanding equity capital. At December 31, 2002 Aurora held 61.2% of the Company's issued and outstanding share capital.

The Mineral Assets acquired from Aurora are comprised of a 100% interest in 72 mineral claims located in northern Ontario and certain proprietary geophysical, geological and structural information. The Company has exploration and development rights in the claims for all metals and minerals except kimberlites/diamonds, subject to a third party right to purchase any nickel, copper and platinum group metals and that third party to acquire a 50% interest in the claims or receive a 1.5% net smelter returns royalty.

Upon completion of the acquisition the Company changed its name to Lake Shore Gold Corp., there was a change in management and Aurora acquired control of the Company. The Company also implemented a new stock option plan.

Subsequent to the transaction, the Company changed its fiscal year end date from June 30 to December 31. As a result, the Company has a transition year of six months ended December 31, 2002.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

In the following discussion, comparisons to the historical year may not be meaningful as a result of the six month transition year, and also because the Company was inactive until the completion of the business reorganization.

Results of Operations

Net loss for the six month period ended December 31, 2002 was $239,269 or $0.05 per share compared to a net loss of $142,208 or $0.06 per share for the year ended June 30, 2002 and a loss of $222,393 or $0.09 per share for 2001. The increase in loss pertains mainly to expenditures relating to the business reorganization and acquisition agreement between the Company and Aurora and to stock-based compensation.

Consulting and management fees for the period ended December 31, 2002 include $32,164 in fees on account of consulting and management services provided by directors, officers and other consultants, and $51,700 relating to stock-based compensation expense for stock options granted to non-employees.

General exploration represents $25,300 relating to stock-based compensation expense for stock options granted to non-employees involved in exploration work.

Investor relations expense of $26,342, $11,151 and $23,435 for the period ended December 31, 2002 and years ended June 30, 2002 and 2001 respectively includes regulatory and transfer agent fees and the costs related to the printing and dissemination of shareholder information.

Legal and accounting expense of $100,436 includes $83,556 of legal fees relating to the business reorganization. The Company incurred legal and accounting fees of $44,563 during the year ended June 30, 2002 and $149,160 in 2001.

Financial Condition, Liquidity and Capital Resources

On December 3, 2002 a special meeting of shareholders was held and shareholder approval was received for the acquisition of resource properties from Aurora, and on December 16 the transactions set out in the acquisition agreement also received regulatory approval. The Company acquired the Mineral Assets from Aurora in exchange for the Company issuing 13,000,000 common shares (the "Acquisition Shares") and 550,000 non-transferable share purchase warrants (the "Acquisition Warrants"). Each Acquisition Warrant will allow Aurora to purchase one common share of the Company for $0.24 for two years from issuance.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. The escrowed shares will be released in stages with the final lot being released in December 2005 under the current escrow agreement.

Concurrent with and part of the acquisition, the Company raised gross proceeds of $1 million through the sale of 5,555,556 units at $0.18 per unit. Each unit consisted of one common share and one-half of a common share purchase warrant. Each full share purchase warrant entitles the holder to buy one common share at $0.36 within 12 months after closing. The proceeds will be applied to initial exploration work on the Mineral Assets and for general corporate purposes. The agent received a cash commission of 7.5% of the gross proceeds and 555,555 agent's warrants.

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. As a result of stock options granted to non-employees, the Company recognized $77,000 as stock-based compensation expense and included this amount in contributed surplus.

The value of resource properties includes $757,443 in exploration expenditures transferred from Aurora in exchange for the Acquisition Shares and $6,039 in costs incurred directly by Lake Shore Gold in December.

The Company had working capital of $998,119 as at December 31, 2002 compared with $247,551 as at June 30, 2002 and $279,759 as at June 30, 2001.

In management's view, the Company's cash position is sufficient to fund planned exploration expenditures and meet ongoing obligations in the short term.

Outlook

On January 30, 2003 the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit for gross proceeds of $1.2 million. Each flow through unit consisted of one flow through common share and one-half of a non-flow through share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole share purchase warrant entitles the holder to buy one non-flow through common share for $1.30 within 12 months after closing. The agent was paid a commission of 7% of gross proceeds and received 120,000 broker warrants. Each broker warrant entitles the holder to purchase one non-flow through common share at a price of $1.20 within 12 months after closing.

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

The Company will focus the majority of its exploration activities in Ontario, Canada, and as opportunities present themselves will form alliances with third parties in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Lake Shore will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets.

04 JAN 22 AM 7:21

Lake Shore Gold Corp.

Annual Information Form ("AIF")

For the Six Months ended December 31, 2002

Dated as of April 7, 2003

TABLE OF CONTENTS

ITEM 1: PRELIMINARY NOTES..1

ITEM 2: INCORPORATION...1

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS..1

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS...2

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATION.................................13

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS...14

ITEM 7: MARKET FOR SECURITIES...17

ITEM 8: DIRECTORS AND OFFICERS...18

ITEM 9: ADDITIONAL INFORMATION...20

ITEM 1: PRELIMINARY NOTES

Effective Date of Information

All information in this AIF is as of April 7, 2003, unless otherwise indicated.

Incorporation of Other Information

Incorporated by reference into this AIF are the audited financial statements of Lake Shore Gold Corp. ("Lake Shore" or the "Company" or the "Issuer") for the six months ended December 31, 2002 and years ended June 30, 2002 and 2001 together with the auditors' reports thereon. All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

All dollar amounts referred to in this AIF are in Canadian dollars unless otherwise indicated.

ITEM 2: INCORPORATION AND CORPORATE STRUCTURE

Incorporation

The Company was formed, through an amalgamation, in the Province of British Columbia on July 7, 1987. On June 25, 2002, the Company consolidated its share capital on the basis of one new share for every three old shares, changed its name to Consolidated Takepoint Ventures Ltd. and was continued from the laws of British Columbia under the Company Act (British Columbia) to the laws of the Yukon Territory under the Yukon Business Corporations Act. On December 16, 2002, the Company completed a business reorganization and changed its name to Lake Shore Gold Corp.

The Company is a reporting issuer in British Columbia and Alberta and its corporate head office and principal place of business is 1650-701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6. It also has an Ontario office at 1988 Kingsway, Unit G, Sudbury, Ontario, P3B 4J8. The address of the registered and records office of the Company is Suite 200 – 204 Lambert Street, Whitehorse, Yukon, Y1A 3T2. The Company is extra-provincially registered in British Columbia, Ontario and Quebec.

Intercorporate Relationships

The Company has no subsidiaries. Aurora Platinum Corp. ("Aurora") holds a 58.8% interest in Lake Shore as at the date of this AIF.

ITEM 3: GENERAL DEVELOPMENT OF THE BUSINESS

The Company is historically a mineral exploration and development company. In July 2000, the Company entered into an agreement in principal to acquire all the shares of FibreOptic Gateways Inc. ("FGI"), a private company which was proposing to manufacture fibre optic components used by the optical networking industry. A formal agreement was entered into on October 11, 2000 (the "FGI Agreement"). On May 24, 2001, the FGI Agreement was terminated by mutual agreement due to changes to FGI's business plan, financial requirements and market conditions. On July 30, 2002, the Company entered into an acquisition agreement with Aurora to acquire certain mineral claims and related rights held by Aurora. (See "Significant Acquisitions or Dispositions").

Significant Acquisitions or Dispositions

On December 16, 2002, the Company completed a business reorganization involving the acquisition of

interests in certain mineral claims and related rights ("Mineral Assets") held by Aurora in exchange for the Company issuing to Aurora 13,000,000 common shares and 550,000 share purchase warrants. The acquisition was treated as a reverse takeover of the Company under the policies of the TSX Venture Exchange.

The Mineral Assets acquired are comprised of a 100% interest in mineral claims located in Ontario and certain proprietary geophysical, geological and structural information. The Company has exploration and development rights in the claims for all metals and minerals except kimberlites/diamonds, subject to a third party right to purchase any nickel, copper and platinum group metals and that third party's right to acquire a 50% interest in the claims or receive a 1.5% net smelter returns royalty.

Trends

There is no trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on the Issuer's business, financial condition or results of operations, as of the date of this AIF.

ITEM 4: NARRATIVE DESCRIPTION OF THE BUSINESS

On December 16, 2002, the Issuer successfully completed the acquisition of Mineral Assets and became active once again as an exploration company. The Mineral Assets are comprised of interests in 72 claim blocks covering 17,600 hectares in northern Ontario. The Issuer has no income from operations and none is likely in the near future. The Issuer is therefore dependent on raising funds through the issuance of shares or attracting joint venture partners in order to finance further property acquisitions, undertake exploration and development of mineral properties and meet general and administrative expenses in the medium and long term. There is no assurance that the Issuer will be successful in raising the required capital.

General

The Issuer's financial performance is dependent on many external factors. The Issuer expects that any revenues it may earn from its operations in the future will be from the sale of metals. Both prices and markets for metals are volatile, difficult to predict, and respond to changes in domestic and international political, social and economic environments. In addition, the availability and cost of funds for exploration, development and production are difficult to predict. These circumstances and events could materially affect the financial performance of the Issuer.

Ontario Mining Laws

The Mining Act (Ontario) governs the acquisition and the maintenance of mineral rights, mines commencing commercial production and procedures for mine closure.

Mineral rights are initially acquired when a licensed prospector stakes a mining claim on the ground and files requisite documents with the government agency. The Mining Act entitles mining claim holders to enter into a 21-year renewable mining lease. Assessment work, which may include sampling, trenching, blasting, geological and geophysical surveying and feasibility studies, must be performed and reported annually to maintain a mining claim in good standing. Mining claims must be leased before mineral extraction for production commences. A renewable mining lease can be maintained by paying an annual rent per hectare.

The legislation provides a "one-window" approach to permitting and licensing. Before beginning mine production, environmental studies must be carried out, the public must be notified and a mine closure plan that includes financial assurance must be approved. Ontario's Mining Act requires companies to prepare a closure plan prior to the development of a mine. The Mining Act encourages companies to conduct progressive rehabilitation during the life of the mine.

Risk Factors

Exploration and Development

All of the properties in which the Issuer has an interest are in the exploration stages only and are without a known economic mineral deposit. Development of the Issuer's mineral properties will only follow upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. There is no assurance that the Issuer's mineral exploration and development activities will result in any discoveries of commercial mineral deposits. The long-term profitability of the Issuer's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors beyond the Issuer's control.

Operations

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to property, and possible environmental damage.

Competition

Competition in the mineral exploration business is intense and could adversely affect the Issuer's ability to suitably develop its properties. The Issuer competes with many other companies possessing greater financial resources and technical facilities. Accordingly, there is a high degree of competition for desirable mining leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Price and Currency

The Issuer's revenue, if any, would be derived from mining and subsequent sale of base and precious metals. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond the Issuer's control, including international economic and political trends, expectations of inflation, currency exchange fluctuations (especially the Canadian dollar relative to other currencies), interest rates, global and regional consumption patterns, speculative activities, market fluctuations in pricing and demand, the proximity and capacity of natural resource markets and processing equipment, governmental regulations, land tenure, land use, regulation concerning the importing and exporting of minerals, environmental protection regulations, increased production due to new mine developments, and improved mining and production methods. The effect of these factors on the price of metals that may be produced from the Issuer's properties, and, ultimately, the economic viability of the Issuer's properties, cannot be predicted accurately.

The Issuer maintains its accounts in Canadian currency. If the Issuer acquires properties in other countries, its operations may be subject to foreign currency fluctuations and such fluctuations may materially affect its financial position and results. The Issuer does not engage in currency hedging activities.

Environmental, Health and Safety Regulations

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local

laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given hat environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on the Issuer's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of those anticipated, thus causing an adverse effect on the Issuer. Additionally, the Issuer may be subject to liability for pollution or other environmental damage, which it may not insure against.

Insurance

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. The Issuer may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities may have a material, adverse effect on the Issuer's financial position. Although the Issuer maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable, or the Issuer might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Issuer could incur significant costs that could have a material adverse effect upon its financial position.

Other Risks

The success of the Issuer's business is largely dependent upon the efforts of a small management team. The loss of any key member could be detrimental to the Issuer if a suitable replacement could not be found at a comparable compensation level. The Issuer has not obtained key-man life insurance with respect to these individuals.

<u>Mineral Properties</u>

AEM Exploration Project

Information on the AEM Exploration Project has been obtained from a National Instrument 43-101F1 technical report, filed with securities regulators, dated September 16, 2002 and entitled "Geological Report on the AEM Exploration Project Northwestern Ontario, Canada" prepared for Aurora Platinum Corp. and Consolidated Takepoint Ventures Ltd. by Andrew Kaip, P.Geo. and L.D.S. Winter, P.Geo. Lake Shore acquired certain Mineral Assets as described in this report from Aurora through Aurora's agreements with Inco Ltd.

Project Description and Location

Aurora and Inco entered into two agreements (the "Inco Agreements") dated December 18, 2000 (Areas A and B) and April 1, 2002 (Area C). The three project areas, which cover approximately 33,000 square kilometres ("km") in northwestern Ontario, are bounded by latitude 52°-30'N and longitude 87°-30'W in the southeast and latitude 54°-30'N and longitude 93°W in the northwest just west of the Ontario - Manitoba border.

Under the Inco Agreements, Aurora received certain airborne electromagnetic and ground follow-up data (the "AEM Data") regarding the three project areas. All properties acquired in the project areas are subject to the terms of the Inco Agreements.

Compilation work on the AEM Data and subsequent field work identified a number of areas of interest,

eight of which have been staked for gold and/or base metal mineralization by Aurora covering 17,600 hectares ("ha") in 72 claims containing 1,100 units in July and August, 2002. (The claims were transferred to Lake Shore subsequent to the filing of the technical report.) All claims are in good standing for two years from the date of recording.

Aurora and Inco have contributed 50% each of the costs of digitizing the AEM Data. Aurora has five years within which to assess the AEM Data by incurring expenditures for anomaly selection and ground follow-up with expenditures to be a minimum of $1.5 million (Cdn) for Area A and Area B as well as an additional $1.5 million for Area C before the 4th anniversary of the Inco Agreements.

If Aurora acquires any mineral properties ("Mineral Property") within the area of interest during the evaluation period, Inco has the right to:

1) purchase any Ni-Cu-PGM concentrates produced from the Mineral Property at normal commercial terms; and
2) elect to acquire a 50% interest in any Mineral Property, except for those with potential for diamonds, by funding two times the property expenditures incurred by Aurora on the Mineral property and upon earning such interest Aurora and Inco shall form a separate joint venture agreement with respect to the Mineral property; or
3) receive a 1.5% NSR royalty on each acquired Mineral Property in which Inco does not elect to acquire a 50% interest, until it receives royalty payments aggregating $2.5 million for each Mineral Property.

Inco has stated that it does not intend to compete with Aurora in exploring the areas of interest, however, it is not restricted from doing so.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The properties are located in a region with very low topographic relief. Lakes are shallow, averaging between 2 and 15 metres ("m") in depth and for the most part the land surface rises only slightly above lake levels. Much of the land cover is swamp or string bog. Outcrop is not abundant, comprising only a few percent of the lakeshore on even the largest lakes while many lakes have no shoreline outcrop at all. Consequently, regional geological interpretations are done primarily by airborne geophysics.

Pickle Lake is on Ontario Highway 599 about six hours by road northwest of Thunder Bay, Ontario. Nakina is about 300 km (four hours) by road northeast of Thunder Bay. From either Pickle Lake or Nakina, the project areas can be reached by charter flights.

The climate is cold temperate with long cold winters and short cool summers. Due to the low relief in the area and the abundant lakes and swamps, the winter months are the best time to carry out ground geophysical work and drilling programs, however, exploration activities are only limited for a few weeks during freeze-up in early October and spring break-up in May.

History

Low sulphidation epithermal gold-silver-lead-zinc mineralization, 16 km east of Favourable Lake was discovered by prospecting in the late 1920's and following surface exploration and mine development, the property produced 157,696 oz gold, 5,796,177 oz silver, approximately 3,000 tons of lead and 900 tons of zinc between 1939 and 1948. Mineralization occurs in a number of quartz veins containing variable amounts of pyrite, sphalerite, galena, silver and gold. The veins occur in easterly-trending shear zones in felsic volcanics.

Vein gold deposits in the northwestern Superior Province are spatially associated with regional scale shear zones, however, the principal gold deposit in the area is the iron formation hosted Musselwhite deposit in the North Caribou greenstone belt approximately 100 km north of Pickle Lake. Gold-bearing

sulphides with minor quartz veining are present in deformed iron formation. The property was placed in production in April 1997 and is operated by Placer Dome Ltd. (68% interest) and TVX Normandy (32% interest).

The past producing Sachigo River Mine is located in a southeasterly-trending belt of steeply dipping metavolcanics and metasediments intruded by metadiorites and porphyries. Gold occurs in quartz veins with accessory pyrite, sphalerite, pyrrhotite, chalcopyrite and galena. The average grade of ore milled was 1.13 oz gold/ton and between 1938 and 1942, 46,416 tons of ore yielded 52,560 oz gold and 6,127 oz silver.

Large mafic-ultramafic layered sill complexes containing, in some cases associated Ni-Cu-PGM mineralization, include the Big Trout Lake, Lansdowne House and Fish Trap Lake igneous complexes. Exploration of these mafic-ultramafic layered sill complexes for their nickel-copper mineralization dates from the 1930's when prospectors first encountered this type of mineralization during their search for gold in the area. The most systematic work was done during the period 1970 to 1974 when the Canadian Nickel Company (subsidiary of Inco) carried out an extensive airborne geophysical survey in the area. (It is this survey data which is now being obtained and used by Aurora in their re-evaluation of the area.) At that time, Inco carried out drilling throughout the area on selected airborne electromagnetic-magnetic targets which resulted in the identification of a number of bodies carrying copper-nickel-cobalt and minor platinum and palladium mineralization. There was some additional exploration activity in the early 1990's for Ni-Cu-PGM mineralization in the Lavoie Lake area.

Geological Setting

The Superior Province is a large (2 million square km) Archean cratonic terrane with rocks ranging in age from 3.5 Ga to less than 2.7 Ga. It has a striped character comprising alternating granite-greenstone, metasedimentary and plutonic-gneissic subprovinces. The Superior Province was constructed by subduction-driven accretionary processes during major, mainly late Archean orogenic events. Assembly of a variety of lithotectonic elements including volcanic island arcs, older microcontinents, accretionary wedges and marginal plutonic arcs was accomplished by thrusting, crustal thickening and plutonism and by strike-slip faulting. The Superior Province became a stable cratonic area at the end of the Archean, probably as part of a major late Archean supercontinent that has since remained relatively stable.

Bedrock geology of the northern Superior area is characterized by west-northwesterly-trending Archean greenstone belts composed primarily of mafic metavolcanic rocks that originated as submarine lava flows. All greenstone belts contain a lesser component of intermediate to felsic, commonly fragmental metavolcanic rocks and clastic metasedimentary rocks and are variably metamorphosed from greenschist to amphibolite facies. Mafic intrusive rocks represented by dykes, sills and stocks of diorite, gabbro and anorthositic gabbro intrude the supracrustal sequences in greenstone belts.

The northern Superior area is cut by major west-northwest striking faults that appear to have been active in the late Archean with later reactivation in the Proterozoic. These include the North and South Kenyon faults and the Stull-Wunnumin Fault. In outcrop, the faults are represented by mylonite, cataclastite and strongly foliated rock that typically contain assemblages of greenschist facies minerals. Although straight to curvilinear at a regional scale, the faults can be complexly branched and splayed at a local scale. For example, the North and South Kenyon faults are possibly a composite fault zone joined by several splays.

Geochronologic studies indicate that the fault zones mark the boundaries of three fundamental crustal blocks in the northern Superior area. These include the Munro Lake, Muskrat Dam, Island Lake and North Caribou Terranes south of the Stull-Wunnumin Fault, the Oxford Lake - Stull Lake Terrane between the Stull - Wunnumin and North Kenyon faults and the Northern Superior Superterrane north of the North Kenyon Fault.

Archean rocks are cut by north-northeast and northwest-trending gabbro dykes tentatively correlated with the 1884 Ma Molson Swarm and 1267 Ma MacKenzie Swarm, respectively. Carbonatites are present in a northwest-trending zone centered on the Stull-Wunnumin Fault which suggests a deep-seated structural feature.

There are Proterozoic and Phanerozoic alkalic rocks - carbonatite, alnoite, peridotite, lamprophyre, lamproite and kimberlite intrusions of several ages including 1.8, 1.2, 1.1, 0.6 and 0.15 Ga.

Exploration and Mineralization

Harrell Lake Property

The Harrell Lake property is situated within the northwest portion of the Big Trout Greenstone Belt and to the west of the Stull – Wunnumin Fault Zone. The Property is underlain by intermediate to mafic volcanic strata intruded by peridotite, feldspar porphyry dykes and granodiorite. Structure on the Property is dominated by a well developed west-northwest striking, subvertical cleavage with bedding transposed subparallel to cleavage.

Zones of prospective Archean shear hosted gold mineralization have been identified on the Property including mineralization coincident with EM conductors at the intermediate tuff – peridotite contact. Mineralization along this contact is poorly exposed, but drilling by Inco in the past, intercepted 0.103 ounces per ton gold (3.53 g/t) over 0.5 m within a broader zone of anomalous copper mineralization over 30 m.

Exploration efforts on the Harrell Lake property in 2002 have consisted of reconnaissance geological mapping and collection of rock and till samples for geochemical analysis. At the time of writing, geochemical results for the till samples collected from the Property were pending.

The rock samples yielded less than 10 ppb gold, however, one sample (173478) of peridotite assayed 0.20% Cu and another sample (173469) gave 186 ppm Cu and 114 ppm Zn.

Rowlandson Lake Property

The Rowlandson property extends from Rowlandson Lake in the east to south of Freure Lake in the west and lies along the trace of the Stull – Wunnumin Fault Zone in the south-central portion of the Bartman – Lavoie Greenstone Belt. In the vicinity of the Property, the Bartman – Lavoie Greenstone Belt forms a 0.2 to 1.5 km wide, east trending belt of mafic and lesser felsic volcanic and volcaniclastic strata and several intrusive phases including pyroxenite, gabbro, diorite, quartz diorite and granodiorite. The Bartman – Lavoie Greenstone Belt is bounded by unfoliated granodiorite to granite which exposed along the southern margin of the Property.

Structure on the Property is dominated by a series of subparallel, east-west striking, steeply dipping shear zones which cut the intrusive and volcanic sequences and are well exposed in trenches in the Copper Point area, as well as on a small island in the northern part of Rowlandson Lake. Shear fabrics indicate both dextral and sinistral displacements.

The Rowlandson Lake gold prospect, which was originally identified in the 1930's, is located about 10 km southwest of the Bartman-Lavoie trend. It is located on a series of subparallel faults about 1 km from the interpreted main trace of the Stull – Wunnumin Fault Zone. The Rowlandson occurrence consists of east trending shear-hosted veins in felsic to mafic metavolcanic rocks within a narrow (1.5 km wide) volcanic belt between tonalite to granodiorite plutons.

Two main veins have been described at Rowlandson. The southern (No. 6) vein/shear zone is localized at the contact between intermediate volcanics and a diorite dyke, and has been traced for

approximately 250 m, with a maximum width of about 1.8 m.

About 275 m to the north, the No. 1 and 2 veins occur at the contact between felsic volcanics (tuffs?) and a diorite-granodiorite dyke; this zone has been traced for about 120 m, with a width of 1.8 m. Quartz-arsenopyrite mineralization in the shear zone encloses lenses of chlorite schist.

Ni-Cu-PGM mineralization on the Property is spatially associated with altered and pyrrhotite-pyrite-chalcopyrite mineralized pyroxenite and gabbro.

Three nickel-copper sulphide occurrences associated with gabbroic to pyroxenitic rocks were identified along the Rowlandson trend. These are the Peninsula, the Island and the Copper Point. The occurrences are within a 3.5 km long trend in the southern part of the Rowlandson Lake Property.

Fieldwork conducted in the 2002 field season consisted of geological mapping and rock samples for geochemical analysis. Values of 154.15 and 107.55 g/t gold were obtained from grab samples (# 174613 & 174615) of a 0.3 m wide quartz-sulphide vein at the 1400' showing. The vein, with an azimuth of 094° to 104° dips steeply south, contains approximately 50% grayish quartz and 50% crudely banded sulphides, with pyrite, pyrrhotite, arsenopyrite, chalcopyrite and sphalerite.

Sampling of vein material and sheared and altered wallrock in the area of the # 1 and 2 veins returned values of up to 1.6 g/t Au. Based on very limited sampling in this area, the altered wallrock may carry higher grades than the quartz-sulphide vein, with wallrock samples 174612 and 174565 containing 1.6 and 0.6 g/t Au, respectively and vein samples 174610 and 174564 containing 0.020 and 0.026 g/t Au, respectively.

Peeagwon 1 Property

The Property straddles the Stull – Wunnumin Fault Zone and hosts multiple geophysical conductors flanking a magnetic high as defined by the Inco AEM Survey. The only reported mineralization is that from past drilling (1971, 1972) when 4 holes were completed.

The Peeagwon 1 property occupies a low lying area characterized by thick glaciolacustrine clay cover and scant outcrop exposure west of Nibinamik Lake. The Property lies between the Stull – Wunnumin Fault Zone (which is inferred to cross the southwest corner of the Property) and a sub-parallel secondary splay located in the northwest part of the Property. During reconnaissance mapping of the Property, two areas of outcrop exposure were identified. The outcrops comprise strongly deformed mafic volcanic rocks containing cleavage parallel quartz veins and veinlets. Float of strongly deformed mafic volcanics containing late brecciation with infill of coarse crystalline hydrothermal chlorite was also observed. In one locality, feldspar porphyry dykes were observed cutting mafic volcanic strata and appear to have been emplaced subparallel to cleavage. The dominant foliation on the Property strikes northwest and dips sub-vertical.

Work on the Property in 2002 consisted of geological mapping and the collection of rock and till samples.

Four rock samples from the Property were analyzed and 1 sample returned a value of 50 ppb Au while the remaining 3 were less than 10 ppb. Till samples from the Property did not yield any anomalous values.

Peeagwon 2 Property

Work by Inco in the early 1970's identified multiple east trending geophysical conductors. Subsequent drilling identified mafic volcanics and gabbros, suggestive of a layered mafic complex.

The Peeagwon 2 property occupies a low lying area characterized by a thin veneer of glaciolacustrine

clay cover above glacial till and no observed outcrop exposure. A northeast trending esker transects the Property from the southwest corner to the north central portion.

The work by Inco suggests the Property has the potential to host VMS mineralization as indicated by the conductive zones and the boulders of semi-massive sulphides. The sample (174704) from the siliceous, semi-massive sulphide boulder indicated elevated to anomalous concentrations of Pt (50 ppb), Cu (359 ppm) and Ni (172 ppm). The metal association suggests the potential for Ni-Cu-PGM mineralization.

Field work conducted in the 2002 field season consisted of geological mapping and the collection of rock and till samples for geochemical analysis.

Peeagwon 3 Property

Inco completed ground geophysical surveys and drill tested a number of anomalies in 1971 and 1972. These holes intersected iron formation, tuff, andesites, dacites and rhyolites hosting pyrite, pyrrhotite and sphalerite mineralization, indicative of a VMS-type environment. The Peeagwon 3 property lies approximately 3 km southeast of the Peeagwon 2 claim group and in the same low lying area characterized by a thin veneer of glaciolacustrine clay and till with no outcrop exposure.
Inco drill holes intersected up to 70% sulphides (pyrrhotite-pyrite-chalcopyrite-sphalerite) over 1.52 m at an andesite-rhyolite contact with assays of 4.60% Zn and 5 g/t Ag over the 1.52 m interval in hole 49115. This type of intersection is typical of stratiform VMS sulphide mineralization and indicates that additional work is required to define the identified mineralization.

One heavy mineral sample from esker material and one heavy mineral sample from till were taken from the Property. Results are pending.

Sheridan Property

The Sheridan property is underlain by mafic and subordinate felsic volcanic strata and related gabbro and diorite intrusive rocks which are tentatively correlated with the North Caribou Greenstone Belt, located approximately 65 km to the southwest. The North Caribou Greenstone Belt is host to iron formation hosted gold mineralization at Placer Dome's Musselwhite Mine.

In the northern and western parts, the Property is underlain by a folded sequence of massive to pillowed mafic volcanic strata and subvolcanic gabbroic intrusions. The southeastern part of the Property is underlain by a strongly magnetic diorite body which forms a prominent aeromagnetic anomaly. Several large boulders of iron formation indicate that other lithological units are present in the area, but they were not observed *in situ* due to lack of outcrop.

The structural grain of the Sheridan property is dominated by a pervasive north-northeast to northeast cleavage within the volcanic strata. Proprietary magnetic and ground EM surveys completed by Inco during the 1970's reveal a series of complex, tightly folded magnetic highs that locally contain coincident EM conductors. These anomalies are interpreted to represent the trace of folded iron formation within the bimodal volcanic sequence underlying the Property.

Aeromagnetic surveys and drilling by Conwest and Inco in the early 1970's indicate that the Peeagwon Belt contains widespread and locally thick (or structurally thickened) banded iron formation (BIF) units (e.g., Conwest DH's 1, 4, 5a; CANICO DH's 49165, 49163, 49115, 49162, 49118).

Given the poor outcrop exposure, little mineralization was identified during reconnaissance examination of the Property. However, identification of bimodal volcanic strata and interbedded siliceous, locally pyritic sediments both in drill hole and on surface, indicate that the Sheridan property exhibits the potential for VMS mineralization. In addition to VMS mineralization, the presence of iron formation in float and the interpretation of magnetic and EM data indicate the potential for iron formation hosted

gold mineralization. This is supported by drilling by Inco in the northwestern part of the Property, which intercepted a quartz vein hosted within sulphidized iron formation that returned 4.46 g/t gold over a core interval of 0.5 m at the bottom of a drill hole.

Field work conducted in June-July, 2002 consisted of geological mapping and the collection of rock and till samples for geochemical analysis.

Rock grab samples from the Sheridan property returned values of up to 200 ppb Au and 529 ppm Cu from a sample of massive pyrrhotite float. In general, rock samples from the Property contain elevated concentrations of Au, As, Cu, Pb and Zn. Two till samples collected from the Property are also considered to be anomalous in gold.

Kaneesose Property

Following their regional AEM survey, Inco carried out a program of ground geophysics and diamond drilling on the Property in 1970 and 1973. At that time strong conductors, some of which were underlain by peridotite carrying Ni-Cu sulphides, were identified.

The Kaneesose property was acquired later in the 2002 program and thus no prospecting or geological evaluation work has been carried out. Regional considerations and the Inco drilling suggest the Property hosts Ni-Cu-PGM type mineralization associated with a mafic-ultramafic complex.

Rapson Bay Property

The Rapson Bay property is centred on Rapson Bay and lies within the Stull Lake Greenstone Belt, along the trace of the Stull – Wunnumin Fault Zone and a second sub-parallel fault zone, informally named the Rapson Bay Fault Zone.

The Property is underlain by 2.83 to 2.86 Ga mafic volcanic strata, with lesser volcanic derived sedimentary strata of the Archean Hayes River Group and 2.71 to 2.73 Ga sedimentary and intermediate to felsic volcanic tuffs of the Oxford Lake Group. Much of the Property is covered by the waters of Rapson Bay so the geological description is based on regional considerations and exposures on the adjacent shore and islands.

Four occurrences of gold mineralization are reported in the Stull Lake area and include the Birse-Richardson, the Ellard, the Stull Lake and the Wynne Syndicate Occurrence. They all report the presence of quartz veins with associated pyrite and gold across widths from 1.0 to 2.5 m and with surface samples yielding up to 4.0 oz/t Au in the Ellard occurrence. Rio Tinto Canadian Explorations Ltd. drilled 9 holes totaling 825 m (2,700 ft) in 1961 on the Ellard occurrence with the best core assaying 0.03 oz/t Au (1.03 g/t).

Mineralization on the Property is centred on the Stull – Wunnumin Fault Zone /Rapson Bay Fault Zone where Aurora has focused on exploring the area for Archean shear- hosted gold mineralization. Exploration on the Rapson Bay property in August 2002 consisted of helicopter and boat supported geological mapping and the collection of rock samples for geochemical analysis.

Seventeen rock samples from the Property and area were analyzed. Of these 11 returned gold values of 10 ppb or less with the remaining 8 giving gold values between 16 ppb and 12.09 g/t Au (12090 ppb) - sample 173433. This sample was a composite grab across 4 m of a northwest trending zone of pyrite-chalcopyrite mineralization near the southern part of the Property. A number of samples are elevated to anomalous in As, Cu, Ni and Zn. Sample 173431 assayed 2.15% Cu.

Drilling

None of the properties have been drilled by the Company.

Sampling and Analysis

Three types of sampling were carried out during the summer 2002 regional exploration program: till sampling for heavy minerals, soil sampling for geochemical analysis and sampling of mineralization and wallrock adjacent to mineralization.

Approximately 15 kilograms of basal till material was collected for processing for its heavy mineral content i.e., kimberlitic indicator minerals (KIM), gold and base metal mineral grains. In some cases the raw gravel was shipped while in other cases the sample was collected by passing gravel through a 7 mm steel square screen with approximately 15 kg of undersize being retained. No duplicates of these samples were taken.

Samples were shipped to Pickle Lake on Northstar Air aircraft, transferred to Manitoulin Transport where samples were placed on a pallet, and then shrink wrapped. The samples were delivered to Overburden Drilling Management Ltd., Kanata, Ontario for processing for kimberlitic indicator minerals (KIM), gold grains and base metal mineral grains.

Soil samples consisting of approximately 200g of C-horizon material were collected for geochemical analysis. Samples were shipped as above to ALS Chemex Laboratories, Thunder Bay, Ontario. Approximately every 20 samples a duplicate was taken.

Rock samples of mineralization and adjacent wall rock mainly consisted of grab samples taken for the purpose of determining if there were elements of economic interest in the observed mineralization. No attempt was made to take representative samples; the emphasis was on determining what elements of economic interest are in the system, something about their distribution and the general orders of magnitude of their tenors. No duplicates of the rock samples were taken. The rock samples were shipped to ALS Chemex Laboratories in Thunder Bay.

The soil samples are being analyzed for gold using a Fire Assay Method with an Atomic Absorption finish. PGM + Au are being determined by Fire Assaying with an ICP finish and rock samples are subjected to 42 element ICP - MS analytical techniques.

Overburden Drilling Management Ltd. is a well-established and recognized laboratory specifically concentrating on the processing of rock and alluvial materials for their heavy mineral content.

The ALS Chemex Group is a global laboratory organization that provides services to the mineral exploration and mining industry. Quality assurance groups in Brisbane, Australia and Vancouver continually monitor laboratory performance within the group and the ALS Chemex Group is certified to the internationally recognized standard ISO 9001:2000.

Aurora has a well-developed computerized data management system. L.D.S. Winter's observation of this system indicates that it is well organized, backed up on a regular basis and provides organized accurate data in addition to high quality drill logs, sections, maps, etc.

Security of Samples

Each till sample was ticketed on site with the ticket number and location recorded on paper and in a computer file. Each sample bag was sealed with a security tag and then two samples were placed in a rice bag and security sealed for shipping. Soil and rock samples were bagged, labeled, security

sealed and then a number of samples were placed in a rice bag and security sealed. The authors of the technical report consider that the sampling and security procedures are quite adequate at this early phase of exploration.

Mineral Resource and Reserve Estimates

There are no historical resources or reserves for any of the eight staked properties. All properties are at an early stage of exploration and no drilling has been done on any property. Therefore, there are no resource or reserve estimates for any of the eight properties based on the current preliminary work.

Mining Operations

The project is at an exploration stage. There are no mining operations on the properties.

Exploration and Development

Aurora has acquired 8 claim groups within Areas A and B of the AEM Exploration Project. All groups were staked based on the presence of mineralization and/or the presence of a geological environment favourable for the localization of gold, VMS or Ni-Cu-PGM mineralization of economic significance. To further evaluate the properties a two-phase exploration program is recommended.

It is considered that the first phase program should be carried out during the winter months when the frozen ground permits access to all parts of the properties. It is recommended that a preliminary program consisting of line-cutting and geophysical surveys over identified targets/areas of interest on each claim group be carried out. The objective of this work is to identify preliminary drill targets for Phase 2 of the program. For each claim group a program of line-cutting, ground magnetometer and induced polarization or EM surveys is recommended. A total budget of $408,000 for Phase 1 and $600,000 for Phase 2 is recommended to complete these programs.

Human Resources

In order to carry out its business activities, the Issuer retains approximately five people on either a salaried or contract basis. The Issuer also engages various other independent contractors from time to time to supply work on specific programs.

ITEM 5: SELECTED CONSOLIDATED FINANCIAL INFORMATON

All currency amounts in this section are stated in Canadian dollars.

The following table sets forth selected audited financial information of the Issuer for the last three completed financial years and the six month transition year:

	FISCAL YEARS ENDED			
	Six month period ended December 31, 2002	June 30, 2002	June 30, 2001	June 30, 2000
Net Loss	($239,269) (1)	($142,208)	($222,393)	($71,395)
Loss Per Share	($0.05)	($0.06)	($0.09)	($0.03)

Total Assets	$1,901,676 (2)	$269,871	$412,558	$566,678

(1) The loss of $239,269 for the six months ended December 31, 2002 pertains mainly to expenditures relating to the business reorganization and acquisition agreement between the Company and Aurora and to stock-based compensation.
(2) The increase in total assets to $1,901,676 resulted primarily from cash received pursuant to a private placement of the Company's shares and the acquisition of mineral properties in exchange for shares of the Company.

The following table sets forth selected (unaudited) quarterly financial information:

	Quarter Ended (1)			
	December 31, 2002 (1)	**September 30, 2002 (1)**	**June 30, 2002**	**March 31, 2002**
Net Income (Loss)	($201,356) (2)	($37,913)	($119,471)	$7,705 (3)
Net Loss Per Share	($0.04)	($0.01)	($0.05)	($0.00)
	Quarter Ended			
	December 31, 2001	**September 30, 2001**	**June 30, 2001**	**March 31, 2001**
Loss	($26,135)	($4,307)	($43,775)	($32,270)
Net Income (Loss) Per Share	($0.01)	($0.00)	($0.02)	($0.01)

(1) There are only 6 months (2 quarters) in the transition year.
(2) The loss of $201,356 in the quarter ended December 31, 2002, pertains mainly to expenditures relating to the business reorganization and acquisition agreement between the Company and Aurora and to stock-based compensation.
(3) Operating loss for the period was $7,358 before the extraordinary gain of $15,063, which resulted in a net income of $7,705 for accounting purposes.

DIVIDEND POLICY

The Issuer has not, since its incorporation, paid any dividends on any of its shares and presently has no intention of paying dividends. The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

ITEM 6: MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion should be read in conjunction with the audited financial statements and related notes thereto of the Issuer which are incorporated by reference to this AIF.

Description of Business

The Company was formed, through an amalgamation, in the Province of British Columbia on July 7, 1987. On June 25, 2002 the Company was continued into the Yukon Territory pursuant to the Business Corporations Act (Yukon), changed its name to Consolidated Takepoint Ventures Ltd. and consolidated its share capital on the basis of one new common share for three old.

The Company is a development stage mineral exploration company engaged in the location, acquisition, evaluation, exploration and development of properties with prospects for hosting gold and base metal deposits. Subsequent to the business reorganization, the Company commenced its

exploration activities in northern Ontario on assets acquired from Aurora pursuant to an acquisition agreement. A two-phase exploration program is being initiated involving linecutting and geophysics followed by drilling if warranted by the results obtained in the first phase.

Overview

On December 16, 2002 the Company completed a business reorganization involving the Mineral Assets held by Aurora by issuing an aggregate of 13,000,000 common shares and 550,000 share purchase warrants. The acquisition was treated as a reverse takeover of the Company under the policies of the TSX Venture Exchange (the "Exchange"). However the direct purchase method of accounting has been applied in accordance with generally accepted accounting principles and the value of the Mineral Assets has been recorded at their cost or book value.

Aurora has the right to participate in all future equity financings to at least the extent required to allow Aurora to maintain its pro rata equity interest in the Company. This right will terminate should Aurora own less than 20% of the Company's issued and outstanding equity capital. At December 31, 2002 Aurora held 61.23% of the Company's issued and outstanding share capital.

The Mineral Assets are comprised of a 100% interest in mineral claims located in northern Ontario and certain proprietary geophysical, geological and structural information. The Company has exploration and development rights in the claims for all metals and minerals except kimberlites/diamonds, subject to a third party right to purchase any nickel, copper and platinum group metals and that third party's right to acquire a 50% interest in the claims or receive a 1.5% net smelter returns royalty.

Upon completion of the acquisition the Company changed its name to Lake Shore Gold Corp., there was a change in management and Aurora acquired control of the Company. The Company also implemented a new stock option plan.

Subsequent to the transaction, the Company changed its fiscal year end date from June 30 to December 31. As a result, the Company has a "transition year" of six months ended December 31, 2002.

Management maintains a system of internal controls to obtain assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfils its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

In the following discussion, comparisons to the historical year may not be meaningful as a result of the six month transition year, and also because the Company was inactive until the completion of the business reorganization.

Results of Operations

<u>Six Month Period Ended December 31, 2002 Compared to Years Ended June 30, 2002 and 2001</u>

Net loss for the six month period ended December 31, 2002 was $239,269 or $0.05 per share compared to a net loss of $142,208 or $0.06 per share for the year ended June 30, 2002 and a loss of $222,393 or $0.09 per share for 2001. The increase in loss pertains mainly to expenditures relating to the business reorganization and acquisition agreement between the Company and Aurora and to stock based compensation.

Consulting and management fees for the period ended December 31, 2002 include $32,164 in fees on account of consulting and management services provided by directors, officers and other consultants, and $51,700 relating to stock based compensation expense for stock options granted to non-employees.

General exploration represents $25,300 relating to stock based compensation expense for stock options granted to non-employees involved in exploration work.

Investor relations expense of $26,342, $11,151 and $23,435 for the period ended December 31, 2002 and years ended June 30, 2002 and 2001 respectively, includes regulatory and transfer agent fees and the costs related to the printing and dissemination of shareholder information.

Legal and accounting expense of $100,436 includes $83,556 of legal fees relating to the business reorganization. The Company incurred legal and accounting fees of $44,563 during the year ended June 30, 2002 and $149,160 in 2001.

Financial Condition, Liquidity and Capital Resources

On December 3, 2002, a special meeting of shareholders was held and shareholder approval was received for the acquisition of resource properties from Aurora, and on December 16th, the transactions set out in the acquisition agreement also received regulatory approval. The Company acquired the Mineral Assets from Aurora in exchange for the Company issuing 13,000,000 common shares (the "Acquisition Shares") and 550,000 non-transferable share purchase warrants (the "Acquisition Warrants"). Each Acquisition Warrant will allow Aurora to purchase one common share of the Company for $0.24 for two years from issuance.

The Acquisition Shares and Acquisition Warrants issued to Aurora are subject to escrow restrictions in accordance with policies of the Exchange, as well as resale restrictions applicable to control persons under applicable securities laws. The escrowed shares will be released in stages with the final lot being released in December 2005 under the current escrow agreement.

Concurrent with and part of the acquisition, the Company raised gross proceeds of $1 million through the sale of 5,555,556 units at $0.18 per unit. Each unit consisted of one common share and one half of a common share purchase warrant. Each full share purchase warrant entitles the holder to buy one common share at $0.36 within 12 months after closing. The proceeds will be applied to initial exploration work on the Mineral Assets and for general corporate purposes. The agent received a cash commission of 7.5% of the gross proceeds and 555,555 agent's warrants.

The Company changed its name to Lake Shore Gold Corp. and trading of its shares on the Exchange resumed under the symbol LSG at the opening of trading on December 18, 2002.

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding Stock-Based Compensation and Other Stock-Based Payments, effective January 1, 2002. As a result of stock options granted to non-employees, the Company recognized $77,000 as stock based compensation expense and included this amount in contributed surplus.

The value of resource properties includes $757,443 in exploration expenditures transferred from Aurora in exchange for the Acquisition Shares and $6,039 in costs incurred directly by Lake Shore in December.

The Company had working capital of $998,119 as at December 31, 2002 compared with $247,551 as at June 30, 2002 and $279,759 as at June 30, 2001.

In management's view, the Company's cash position is sufficient to fund planned exploration

expenditures and meet ongoing obligations in the short-term.

Outlook

On January 30, 2003 the Company completed a private placement of 250,000 flow through units and 950,000 non-flow through units at $1.00 per unit for gross proceeds of $1.2 million. Each flow through unit consisted of one flow through common share and one-half of a non-flow through share purchase warrant. Each non-flow through unit consisted of one common share and one-half of a common share purchase warrant. One whole share purchase warrant entitles the holder to buy one non-flow through common share for $1.30 within 12 months after closing. The agent was paid a commission of 7% of gross proceeds and received 120,000 broker warrants. Each broker warrant entitles the holder to purchase one non-flow through common share at a price of $1.20 within 12 months after closing.

The business of mineral deposit exploration and extraction involves a high degree of risk. Few properties that are explored are ultimately developed into production. At present, none of the Company's properties has a known body of commercial ore. Other risks facing the Company include competition, aboriginal rights, environmental and insurance risks, statutory and regulatory requirements, fluctuations in mineral prices, share price volatility and uncertainty of additional financing.

The Company will focus the majority of its exploration activities in Ontario, Canada, and as opportunities present themselves will form alliances with third parties in order to reduce shareholder risk. As a mineral exploration company, the future liquidity of Lake Shore will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets.

ITEM 7: MARKET FOR SECURITIES

The common shares of the Issuer are listed on the TSX Venture Exchange under the symbol LSG.

On June 21, 2002, the Exchange halted trading in the shares of the Issuer to announce the proposed acquisition of the Mineral Assets. Trading of the shares resumed at the opening of trading on December 18, 2002.

ITEM 8: DIRECTORS AND OFFICERS

Name & Residence	Position with the Company	Principal Occupation, Business or Employment during the Past Five Years	Director Since
Daniel G. Innes West Vancouver, BC	President, Chief Executive Officer and Director	Director, President and CEO of the Company and Aurora Platinum Corp., Director & VP Exploration of Southwestern Resources Corp.; Director of Canabrava Diamond Corporation (all public mineral exploration companies); President, D.G. Innes & Associates Ltd. (a private consulting company).	2003
John G. Paterson Vancouver, BC	Director	Director of the Company; President, CEO & Director of Southwestern Resources Corp.; President & Director of Superior Diamonds Inc. (all public mineral exploration companies); President of Glengarry Resource Management Inc. (a private consulting company).	2002
Thomas W. Beattie * West Vancouver, BC	Director	Director of the Company and Superior Diamonds Inc.; Vice-President, Corporate Development and Corporate Secretary of Southwestern Resources Corp. and Canabrava Diamond Corporation; Director of Westvista Management Inc. (a private consulting company).	2002
Anthony R. Harvey * West Vancouver, B.C.	Director	Director of the Company; Director of Rhodes Resources Corp. (a public mineral exploration company); President of ARH Management Limited (a private management and mining consulting company). Azco Mining Inc., President, Chairman then Vice Chairman, 1989 to 2000.	2000
Michael D. Winn * Laguna Beach, California	Director	Director of the Company, Aurora Platinum Corp. and Superior Diamonds Inc.; President, Terrasearch Inc. (a financial consulting company).	2002
Parkash K. Athwal Ladner, BC	Chief Financial Officer	Chief Financial Officer of the Company and Superior Diamonds Inc.; Vice President and Chief Financial Officer of Aurora Platinum Corp., Southwestern Resources Corp. and Canabrava Diamond Corporation.	N/A
Susy H. Horna Surrey, BC	Corporate Secretary	Corporate Secretary of the Company and Superior Diamonds Inc.; Executive Legal Assistant for Aurora Platinum Corp., Southwestern Resources Corp. and Canabrava Diamond Corporation.	N/A

(*) Messrs. Winn, Harvey and Beattie are members of the Company 's audit committee.

As at April 7, 2003, the directors and senior officers of the Company as a group owned beneficially, directly or indirectly, or exercised control or direction over 2.53% of the outstanding common shares of the Company.

The term of office of each director expires at the next annual general meeting of shareholders of the Company presently scheduled for June 4, 2003.

8.1 Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of the Issuer, nor any shareholder holding sufficient number of securities of the Issuer to affect materially the control of the Issuer, is, or within the 10 years before the date of this AIF has been, a director or officer of any other issuer that, while that person was acting in that capacity:

(a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

8.2 Individual Bankruptcies

No director, officer, promoter or other member of management of the Issuer has, during the ten years prior to the date of this AIF, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

8.3 Penalties or Sanctions

None of the directors, officers, promoters or other member of management of the Issuer or shareholders holding more than 20% of the issued and outstanding shares of the Issuer have:

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.4 Conflicts of Interest

The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interests, which they may have in any project or opportunity of Superior. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and, if necessary, abstain from voting on such matter.

To the best of the Company's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among Superior, its promoters, directors, officers or other members of management as a result of their outside business interests except that certain directors and officers of Superior may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations (such as Aurora Platinum Corp.), partnerships or joint ventures which could be potential competitors of Superior. Situations may arise in connection with potential acquisitions where the other interests of these directors and officers may conflict with the interests of Superior. Directors and officers of Superior with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies.

ITEM 9: ADDITIONAL INFORMATION

Additional information, including information respecting directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, and interest of insiders in material transactions, is contained in the Company's Information Circular for the Annual General Meeting of Shareholders to be held on June 4, 2003. Additional financial information is provided in the Company's comparative financial statements for the six months ended December 31, 2002 and the year ended June 30, 2002. A copy of these documents may be obtained upon request from the Company at P.O. Box 10102, 1650-701 W. Georgia St., Vancouver, British Columbia, V7Y 1C6 or by accessing these documents on the Internet at www.sedar.com.

// CONSOLIDATED TAKEPOINT VENTURES LTD.
P.O. Box 48778, Bentall Station
Vancouver, British Columbia
V7X 1A6

Tel: (604) 608-3878 Fax: (604) 608-3878

November 25, 2002

British Columbia Securities Commission
Regulatory and Statutory Filings
12th Floor – 701 W. Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

Re: Quarterly Report Filing and Confirmation of Mailing

We hereby certify that the attached Quarterly Report for the 3 months ended September 30, 2002 was sent today by prepaid mail to all eligible shareholders, according National Instrument 54-101 requirements.

Yours truly,

CONSOLIDATED TAKEPOINT VENTURES LTD.

"Aris Morfopoulos"

Aris Morfopoulos
Corporate Administrator

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:	X	Schedule A
		Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	September 30, 2002
Date of Report:	November 25, 2002
Name of Issuer:	CONSOLIDATED TAKEPOINT VENTURES LTD.
Issuer's Address:	P.O. Box 48778, Bentall Centre
	Vancouver, B.C. V7X 1A6
Issuer's Fax Number:	(604) 608-3878
Issuer's Phone Number:	(604) 608-3878
Contact Person:	Aris Morfopoulos
Contact Position:	Administrator
Contact Telephone Number:	(604) 608-3878
Contact E-mail:	aris@morfopoulos.com
Web Site Address:	

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Eric Pinkney	*"Eric Pinkney"*	02/11/25
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**
Anthony R. Harvey	*"Anthony R. Harvey"*	02/11/25
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

CONSOLIDATED TAKEPOINT VENTURES LTD.

Balance Sheets

(Unaudited - Prepared by Management)

	As at **September 30** **2002**	As at **June 30** **2002**
ASSETS		
CURRENT ASSETS		
Cash and short term deposits	$266,079	$268,787
Accounts receivable	2,480	1,083
Loan receivable	1	1
	$268,560	$269,871
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 58,922	$ 22,320
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	2,419,930	2,419,930
CONTRIBUTED SURPLUS	180,015	180,015
DEFICIT	(2,390,307)	(2,352,394)
	209,638	247,551
	$ 268,560	$ 269,871

CONSOLIDATED TAKEPOINT VENTURES LTD.
INCOME STATEMENTS
(Unaudited - Prepared by Management)

	Three months ended	
	September 30 2002	September 30 2001
EXPENSES		
Legal, accounting and audit	$ 32,916	$ 107
Management fees	2,250	4,500
Regulatory fees	250	-
Transfer Agent	2,163	436
Rent and telephone	-	900
Office and miscellaneous	334	358
	37,913	6,301
Less: Interest income	-	(1,994)
NET LOSS (GAIN) FOR THE PERIOD	37,913	4,307
DEFICIT BEGINNING OF PERIOD	2,352,394	2,210,187
DEFICIT END OF PERIOD	$2,390,307	$2,214,494

CONSOLIDATED TAKEPOINT VENTURES LTD.
STATEMENT OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three months ended	
	September 30 2002	**September 30 2001**
CASH PROVIDED (USED BY):		
NET GAIN (LOSS) FOR THE PERIOD	$(37,913)	$ (4,307)
OPERATING ACTIVITIES		
Accounts receivable	1,397	8,806
Loan receivable	-	283,050
Accounts payable and accrued liabilities	34,608	(96,874)
	(2,008)	194,983
INCREASE (DECREASE) IN CASH	(2,008)	190,675
CASH BEGINNING OF PERIOD	268,787	70,731
CASH -END OF PERIOD	$266,079	$261,406

1. NATURE OF OPERATIONS

The Company was incorporated on October 20, 1969 pursuant to the British Columbia Company Act. The Company is in the development stage and is seeking business opportunities.

On July 30, 2002 the Company announced an agreement to acquire certain mineral assets and rights from Aurora Platinum Corp. in exchange for shares and warrants which, if completed, will constitute a reverse takeover of the Company. Completion of the acquisition is still pending shareholder and regulatory approval.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

b) Loss per Share

Loss per share is calculated based on the weighted average number of shares outstanding during the year.

c) Financial Instruments

The fair value of the Company's cash and short-term deposits, accounts receivable, and accounts payable and accrued liabilities at September 30, 2002 and 2001 is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

d) Income Taxes

During 2001, the Company retroactively adopted the new Recommendations of the Canadian Institute of Chartered Accountants for accounting for income taxes, which requires the use of the asset and liability method. This change has been applied retroactively without restatement of prior periods. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

Prior to adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future income tax expense was based on differences in the recognition of revenues and expenses for income tax and financial reporting purposes.

3. LOAN RECEIVABLE

In connection with a proposed reverse takeover transaction that was terminated on May 24, 2001, the Company had advanced a total of $375,000 to FibreOptic Gateways Inc., a company engaged in the manufacturing of fibre optic components.

As at September 30, 2002 the Company had received an aggregate $288,050 in partial repayment of this loan. The remaining balance of $86,950 was written-down to a nominal value of $1 at June 30, 2002. The Company has made demand for payment for the total amount owing.

4. **SHARE CAPITAL**

Authorized
100,000,000 common shares with no par value

Issued	Shares	Amount
Balance, June 30, 2002	2,676,311	$ 2,419,930
Balance, September 30, 2002	2,676,311	$ 2,419,930

5. **INCOME TAXES**

The Company has accumulated losses for tax purposes of approximately $525,000 as follows:

2003	$	74,000
2004		36,000
2005		21,000
2006		45,000
2007		71,000
2008		222,000
2009		56,000
	$	525,000

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

		2002		2001
Future income tax assets				
Temporary differences in assets	$	109,926	$	73,842
Net tax losses carried forward		208,232		236,137
		318,158		309,979
Valuation allowance for future income tax assets		(318,158)		(309,979)
Net future income tax assets		-		-
Future income tax liabilities		-		-
Future income tax assets, net	$	-	$	-

6. **COMMITMENTS AND CONTINGENCIES**

The Company was formerly engaged in mineral exploration and has a potential liability for site restoration costs. Management is of the opinion that no liability exists and that a $2,500 term deposit lodged as a reclamation bond adequately covers any potential liability.

7. **SUBSEQUENT EVENTS**

The Company has called an Extraordinary Meeting of Shareholders on December 3, 2002 to approve the acquisition and matters related to the acquisition of certain mineral assets of Aurora Platinum Corp., which, if approved, will constitute a reverse takeover of the Company.

8. **MANAGEMENT PREPARED STATEMENTS**

These interim statements have been prepared by management and should be read in conjunction with the audited annual financial statements.

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:	[ ]	Schedule A
	[X]	Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	September 30, 2002
Date of Report:	November 25, 2002
Name of Issuer:	CONSOLIDATED TAKEPOINT VENTURES LTD.
Issuer's Address:	P.O. Box 48778, Bentall Centre
	Vancouver, B.C. V7X 1A6
Issuer's Fax Number:	(604) 608-3878
Issuer's Phone Number:	(604) 608-3878
Contact Person:	Aris Morfopoulos
Contact Position:	Administrator
Contact Telephone Number:	(604) 608-3878
Contact E-mail:	aris@morfopoulos.com
Web Site Address:	

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Eric Pinkney	*"Eric Pinkney"*	02/11/25
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**
Anthony R. Harvey	*"Anthony R. Harvey"*	02/11/25
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

CONSOLIDATED TAKEPOINT VENTURES LTD.
Schedule B – Supplementary information
For the first quarter ended September 30, 2002

ANALYSIS OF EXPENSES AND DEFERRED COSTS

Breakdown of Legal, accounting and audit expenses:

Legal	$29,466
Accounting and audit	3,450
	$32,916

RELATED PARTY TRANSACTIONS

Nil

SECURITIES ISSUED DURING THE QUARTER

Nil

OPTIONS GRANTED DURING THE QUARTER

Nil

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT SEPTEMBER 30, 2002

			Issued	
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	100,000,000	2,676,311	$2,419,930

OPTIONS AND WARRANTS OUTSTANDING AT THE END OF THE QUARTER

Nil

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS

Nil

LIST OF DIRECTORS AND OFFICERS ON REPORT DATE

Directors: Anthony R. Harvey, Eric Pinkney, Kevin Winter
Officers: President- Eric Pinkney Secretary- Devi Johal

CONSOLIDATED TAKEPOINT VENTURES LTD.
Schedule C – Supplementary information
For the first quarter ended September 30, 2002

NATURE OF BUSINESS

Consolidated Takepoint Ventures Ltd. (the "Company") is a development stage company and is in the process of assessing and evaluating potential business opportunities. The Company currently has no active business or source of income.

In June 2002 the Company consolidated its share capital on a 3:1 basis and changed its name from Takepoint Ventures Ltd. to Consolidated Takepoint Ventures Ltd.

On July 30, 2002 the Company announced an agreement to acquire certain mineral assets and rights from Aurora Platinum Corp. in exchange for shares and warrants which, if completed, will constitute a reverse takeover of the Company.

RESULTS OF OPERATIONS AND LIQUIDITY

The Company's working capital at September 30, 2002 was $209,638. In 2002, corporate and administrative expenses for the Company were $37,913 compared to $6,301 in 2001. Higher expenses in 2002 were attributed to corporate and legal expenses related to proposed acquisition of mineral assets from Aurora Platinum Corp.

The Company has sufficient liquidity and capital resources for the next 12 months, notwithstanding any new investment that may be required in connection with a future acquisition or reverse takeover.

INVESTOR RELATIONS

No investor relations activities were undertaken by or on behalf of the Company during the year.

SUBSEQUENT EVENTS

The Company has called an Extraordinary Meeting of Shareholders on December 3, 2002 to approve the acquisition and matters related to the acquisition of certain mineral assets of Aurora Platinum Corp., which, if approved, will constitute a reverse takeover of the Company.

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of: [ ] Schedule A

[X] Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	June 30, 2002
Date of Report:	September 30, 2002
Name of Issuer:	CONSOLIDATED TAKEPOINT VENTURES LTD.
Issuer's Address:	P.O. Box 48778, Bentall Centre
	Vancouver, B.C. V7X 1A6
Issuer's Fax Number:	(604) 608-3878
Issuer's Phone Number:	(604) 608-3878
Contact Person:	Aris Morfopoulos
Contact Position:	Administrator
Contact Telephone Number:	(604) 608-3878
Contact E-mail:	aris@morfopoulos.com
Web Site Address:	

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Eric Pinkney	*"Eric Pinkney"*	02/09/30
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

Anthony R. Harvey	*"Anthony R. Harvey"*	02/09/30
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

CONSOLIDATED TAKEPOINT VENTURES LTD.
Schedule B – Supplementary information
For the year ending June 30, 2002

ANALYSIS OF EXPENSES AND DEFERRED COSTS

Breakdown of Legal, Accounting and audit expenses:

Legal	$41,652
Accounting and audit	2,910
	$44,563

RELATED PARTY TRANSACTIONS

See Schedule "A", Audited Financial Statements, Note 5

SECURITIES ISSUED DURING THE QUARTER

Common shares issued pursuant to the exercise of warrants: 333,333 at $0.33 per share

Escrowed shares cancelled due to expiration of escrow agreement: 101,471

OPTIONS GRANTED DURING THE QUARTER

Nil

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT JUNE 30, 2002

			Issued	
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	100,000,000	2,676,311	$2,419,930

OPTIONS AND WARRANTS OUTSTANDING AT THE END OF THE QUARTER

Nil

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS

Nil

LIST OF DIRECTORS AND OFFICERS ON REPORT DATE

Directors:	Anthony R. Harvey, Eric Pinkney, Kevin Winter
Officers:	President- Eric Pinkney Secretary- Devi Johal

CONSOLIDATED TAKEPOINT VENTURES LTD.
Schedule C – Supplementary information
For the year ended June 30, 2002

NATURE OF BUSINESS

Consolidated Takepoint Ventures Ltd. (the "Company") is a development stage company and is in the process of assessing and evaluating potential business opportunities. The Company currently has no active business or source of income.

In June 2002 the Company consolidated its share capital on a 3:1 basis and changed its name from Takepoint Ventures Ltd. to Consolidated Takepoint Ventures Ltd.

Subsequent to the year-end, the Company announced an agreement to acquire certain mineral assets and rights from Aurora Platinum Corp. in exchange for shares and warrants which, if completed, will constitute a reverse takeover of the Company (see "Subsequent Events" below).

RESULTS OF OPERATIONS AND LIQUIDITY

The Company's working capital at June 30, 2002 was $247,551. This working capital includes a nominal $1 sum for a loan receivable of $91,950 from FibreOptic Gateways Inc. ('FGI") (see Note 3, audited financial statements). A proposed reverse takeover transaction with FGI was terminated on May 24, 2001. The loan is past due and the Company has made legal claims against FGI. At the year-end the Company decided to write-down the loan due to the questionable collectibility of this amount.

In 2002, corporate and administrative expenses for the Company were $73,723 compared to $240,609 in 2001. Lower expenses in 2002 were attributed to the absence of further corporate expenses related to professional fees and project evaluation expenses for the FGI acquisition. In 2002, the Company also paid $50,000 of obligations on behalf of FGI in connection with the proposed transaction. During 2002 the Company collected repayment of $288,050 of the $375,000 total amount due from FGI.

The Company received $110,000 from financing activities in 2002 (exercise of 333,333 re-priced warrants at $0.33), compared to no financing activities in 2001.

The Company has sufficient liquidity and capital resources for the next 12 months, notwithstanding any new investment that may be required in connection with a future acquisition or reverse takeover.

INVESTOR RELATIONS

No investor relations activities were undertaken by or on behalf of the Company during the year.

SUBSEQUENT EVENTS

Pursuant to a letter agreement dated July 30, 2002 the Company proposes to acquire certain mineral assets and related rights held by Aurora Platinum Corp. ("Aurora") in consideration of issuing to Aurora an aggregate of 13,000,000 common and 550,000 warrants. The proposed acquisition will constitute a change of control of the Company and will be treated as a reverse takeover by the TSX Venture Exchange.

The mineral assets to be acquired are comprised of a 100% interest in 62 mineral claims located in northern Ontario and certain proprietary geophysical, geological and structural information. The

Company will have exploration and development rights in the claims for all metals and minerals except kimberlites/diamonds, subject to certain back-in rights to purchase any nickel, copper and platinum group metals and to acquire a 50% interest in the claims and a 1.5% net smelter royalty held by a third party, to a maximum royalty of $2.5 million per mine developed.

In connection with the reverse takeover, the Company proposes to implement a new stock option plan.

Concurrent with the proposed acquisition, the Company proposes to complete a private placement to raise up to $1 million.

Upon completion of the proposed acquisition and private placement, Aurora will have the right to participate in all future equity financings to at least the extent required to allow Aurora to maintain its pro rata equity interest in the Company, subject to regulatory approval.

For additional details relating to the proposed reverse takeover, please see Note 9, of the attached audited financial statements).

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of: [X] Schedule A

[ ] Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	June 30, 2002
Date of Report:	September 20, 2002
Name of Issuer:	CONSOLIDATED TAKEPOINT VENTURES LTD.
Issuer's Address:	P.O. Box 48778 Bentall Centre
	Vancouver, B.C. V7X 1A6
Issuer's Fax Number:	(604) 608-3878
Issuer's Phone Number:	(604) 608-3878
Contact Person:	Aris Morfopoulos
Contact Position:	Administrator
Contact Telephone Number:	(604) 608-3878
Contact E-mail:	aris@morfopoulos.com
Web Site Address:	N/A

04 JAN 22 AM 7:21

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Eric D. Pinkney	*"Eric D. Pinkney"*	02/09/20
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

Anthony R. Harvey	*"Anthony R. Harvey"*	02/09/20
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

CONSOLIDATED TAKEPOINT VENTURES LTD.

(formerly TAKEPOINT VENTURES LTD.)

FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The financial statements of Consolidated Takepoint Ventures Ltd. (formerly Takepoint Ventures Ltd.) have been prepared by and are the responsibility of the Company's management. The financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgment based on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual financial statements prior to their submission to the Board of Directors for approval.

The financial statements have been audited by G. Ross McDonald, C.A. and his report outlines the scope of his examination and gives his opinion on the financial statements.

"Eric D. Pinkney" (signed)

Eric D. Pinkney
President

September 3, 2002

AUDITOR'S REPORT

TO THE SHAREHOLDERS OF CONSOLIDATED TAKEPOINT VENTURES LTD.

I have audited the balance sheets of Consolidated Takepoint Ventures Ltd. (formerly Takepoint Ventures Ltd.) as at June 30, 2002 and 2001 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and the cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"G. Ross McDonald" (signed)

G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia
September 3, 2002

CONSOLIDATED TAKEPOINT VENTURES LTD.

(formerly TAKEPOINT VENTURES LTD.)

BALANCE SHEETS

June 30

		2002		2001
ASSETS				
CURRENT ASSETS				
Cash and short term deposits	$	268,787	$	70,731
Accounts receivable		1,083		16,827
Loan receivable (Note 3)		1		325,000
	$	269,871	$	412,558
LIABILITIES				
CURRENT LIABILITIES				
Accounts payable and accrued liabilities	$	22,320	$	132,799
SHAREHOLDERS' EQUITY				
SHARE CAPITAL (Note 4)		2,419,930		2,409,969
CONTRIBUTED SURPLUS (Note 4 (b))		180,015		79,976
DEFICIT		(2,352,394)		(2,210,186)
		247,551		279,759
	$	269,871	$	412,558

COMMITMENTS AND CONTINGENCIES (Note 7)

SUBSEQUENT EVENTS (Note 9)

APPROVED BY THE DIRECTORS

"Eric D. Pinkney"
Director – Eric D. Pinkney

"Anthony R. Harvey"
Director – Anthony R. Harvey

CONSOLIDATED TAKEPOINT VENTURES LTD.

(formerly TAKEPOINT VENTURES LTD.)

STATEMENTS OF OPERATIONS AND DEFICIT

For the Years Ended June 30

		2002		2001
EXPENSES				
Legal, accounting and audit	$	44,563	$	149,160
Management fees		14,500		21,000
Regulatory fees		5,439		15,430
Transfer agent		4,301		3,209
Office and miscellaneous		2,609		2,222
Printing and shareholder information		1,411		4,796
Rent and telephone		900		6,000
Project evaluations		-		38,792
		73,723		240,609
Less: Interest income		(3,401)		(18,216)
Expense recoveries		(15,063)		-
NET LOSS BEFORE THE FOLLOWING:		55,259		222,393
Write-down of loan receivable (Note 3)		86,949		-
NET LOSS FOR THE YEAR		142,208		222,393
DEFICIT, BEGINNING OF YEAR		2,210,186		1,987,793
DEFICIT, END OF YEAR	$	2,352,394	$	2,210,186
BASIC AND DILUTED LOSS PER SHARE	$	0.06	$	0.09
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	$	2,449,408	$	2,444,448

CONSOLIDATED TAKEPOINT VENTURES LTD.

(formerly TAKEPOINT VENTURES LTD.)

STATEMENTS OF CASH FLOWS

For the Years Ended June 30

		2002		2001
CASH PROVIDED BY (USED FOR):				
OPERATING ACTIVITIES				
Net loss for the year	$	(142,208)	$	(222,393)
Non-cash item				
Write-down of loan receivable (Note 3)		86,949		-
Net change in non-cash working capital items				
Accounts receivable		15,743		(6,752)
Loans receivable		238,050		(325,000)
Accounts payable and accrued liabilities		(110,478)		68,273
		88,056		(485,872)
FINANCING ACTIVITIES				
Shares issued for cash		110,000		-
INCREASE (DECREASE) IN CASH		198,056		(485,872)
CASH AND SHORT-TERM DEPOSITS, BEGINNING OF YEAR		70,731		556,603
CASH AND SHORT-TERM DEPOSITS, END OF YEAR	$	268,787	$	70,731

Supplemental cash flow information:

During the year ended June 30, 2002, the Company cancelled 304,412 escrowed shares (Note 4(b)). The assigned value of the cancelled shares in the amount of $100,039 has been credited to contributed surplus.

There were no material non-cash transactions during the year ended June 30, 2001.

Other cash flow information:

Interest received	$	3,401	$	18,216
Interest paid		-		-
Income taxes paid		-		-

1. NATURE OF OPERATIONS

The Company was incorporated on October 20, 1969 pursuant to the Company Act (British Columbia). On June 25, 2002 the Company was continued into the Yukon Territories pursuant to the Business Corporations Act (Yukon). The Company is in the development stage and is seeking business opportunities.

On June 25, 2002, the Company changed its name to Consolidated Takepoint Ventures Ltd. and consolidated its share capital on a one new common share for three old basis (Note 4).

Subsequent to the year end, the Company entered into an agreement to acquire certain mineral claims and related rights held by Aurora Platinum Corp. in consideration of issuing an aggregate 13,000,000 common shares and 550,000 share purchase warrants. The proposed acquisition will constitute a change of control of the Company and will be treated as a reverse takeover ("RTO") of the Company under the policies of the TSX Venture Exchange (the "Exchange") (Note 9).

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

b) Loss per Share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.

c) Financial Instruments

The fair value of the Company's cash and short-term deposits, accounts receivable, and accounts payable and accrued liabilities at June 30, 2002 and 2001 is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

d) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

3. LOAN RECEIVABLE

In connection with a proposed reverse takeover transaction terminated on May 24, 2001, the Company had advanced, under the terms of a secured convertible loan agreement, $325,000 to FibreOptic Gateways Inc., a company engaged in the manufacturing of fibre optic components. During fiscal 2002, the Company also paid an additional $50,000 of obligations incurred in connection with the proposed transaction.

As at June 30, 2002 the Company had received an aggregate $288,050 in partial repayment of this loan. The remaining balance of $86,950 owed to the Company has been written-down to a nominal value of $1. The Company is pursuing legal action in connection with the collection of this loan.

4. **SHARE CAPITAL**

Authorized
100,000,000 common shares with no par value

Issued	Shares	Amount
Balance, June 30, 2000 and 2001	7,333,344	$ 2,409,969
Issued for cash		
Exercise of warrants	1,000,000	110,000
Cancellation of escrowed shares (Note 4(b))	(304,412)	(100,039)
	8,028,932	2,419,930
Consolidation 1:3	(5,352,621)	-
Balance, June 30, 2002	2,676,311	$ 2,419,930

a) **Share purchase warrants**

As at June 30, 2001 the Company had share purchase warrants outstanding entitling the holders to acquire up to 1,000,000 common shares at $0.20 per share on or before June 7, 2002. During fiscal 2002, the exercise price of the warrants was reduced to $0.11 per share. All of the warrants were exercised on June 7, 2002.

b) **Escrowed shares**

Of the shares issued as at June 30, 2001, a total of 304,412 common shares were subject to escrow restrictions; release of the shares were subject to the approval of regulatory authorities. Pursuant to the terms of the escrow agreements, the shares expired during fiscal 2002 and were accordingly cancelled. The assigned value of the cancelled shares in the amount of $100,039 has been credited to contributed surplus.

5. **RELATED PARTY TRANSACTIONS**

Management fees totalling $7,250 (2001 - $15,000) and rent and telephone charges totalling $900 (2001- $6,000) were paid to a company controlled by the former president of the Company. Management fees totalling $2,750 (2001 - $6,000) were paid to two former directors.

6. **INCOME TAXES**

The Company has accumulated non-capital losses for Canadian income tax purposes of approximately $525,000. The losses may be carried forward to reduce taxable income in future years and, unless utilized, expire as follows:

2003	$	74,000
2004		36,000
2005		21,000
2006		45,000
2007		71,000
2008		222,000
2009		56,000
	$	525,000

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

		2002		2001
Future income tax assets				
Temporary differences in assets	$	109,926	$	73,842
Net tax losses carried forward		208,232		236,137
		318,158		309,979
Valuation allowance for future income tax assets		(318,158)		(309,979)
Net future income tax assets		-		-
Future income tax liabilities		-		-
Future income tax assets, net	$	-	$	-

7. **COMMITMENTS AND CONTINGENCIES**

a) The Company had entered into an agreement with a company controlled by the former president of the Company for the provision of management and administrative services in consideration of $2,500 per month. The agreement was terminated in February, 2002.

b) The Company was formerly engaged in mineral exploration and has a potential liability for site restoration costs. Management is of the opinion that no liability exists and that a $2,500 term deposit lodged as a reclamation bond adequately covers any potential liability.

8. SEGMENTED INFORMATION

The Company has one operating segment, business development. All of the Company's assets are located in Canada.

9. SUBSEQUENT EVENTS

Pursuant to a letter agreement dated July 30, 2002 the Company proposes to acquire certain mineral assets and related rights held by Aurora Platinum Corp. ("Aurora") in consideration of issuing to Aurora an aggregate 13,000,000 common shares and 550,000 share purchase warrants. Each warrant will allow Aurora to acquire one additional common share of the Company at a price of $0.24 per share within two years from the date of closing of the proposed acquisition. The proposed acquisition will constitute a change of control of the Company and will be treated as an RTO of the Company under the policies of the Exchange. The securities to be issued to Aurora will be subject to escrow restrictions in accordance with the policies of the Exchange.

The mineral assets to be acquired are comprised of a 100% interest in 62 mineral claims located in northern Ontario and certain proprietary geophysical, geological and structural information. The Company will have exploration and development rights in the claims for all metals and minerals except kimberlites/diamonds, subject to certain back-in rights to purchase any nickel, copper and platinum group metals and to acquire a 50% interest in the claims and a 1.5% net smelter returns royalty held by a third party, to a maximum royalty of $2.5 million per mine developed.

In connection with the RTO, the Company proposes to implement a new stock option plan for its employees, directors and consultants. The Company may also change its name upon completion of the RTO.

Concurrent with the proposed acquisition, the Company proposes to complete a private placement to raise up to $1 million through the sale of up to 5,555,556 units at a price of $0.18 per unit. Each unit will consist of one common share and one half warrant, with each full warrant entitling the holder to acquire one additional common share at $0.36 per share for 12 months from the closing of the private placement.

Upon completion of the proposed acquisition and private placement, Aurora will have the right to participate in all future equity financings to at least the extent required to allow Aurora to maintain its pro rata equity interest in the Company, subject to regulatory approval. This right will terminate should Aurora own less than 20% of the Company's issued and outstanding equity capital.

Completion of the proposed acquisition and related transactions are subject to a number of conditions including, but not limited to, Exchange acceptance, the approval of the Company's shareholders, due diligence examinations by both parties and the completion of the private placement. The Company intends to schedule a meeting of its shareholders as soon as practicable to consider the proposed transactions.

TAKEPOINT VENTURES LTD.

P.O. Box 48778, Bentall Station
Vancouver, British Columbia
V7X 1A6

Tel: (604) 608-3878 Fax: (604) 608-3878

May 28, 2002

British Columbia Securities Commission
Regulatory and Statutory Filings
12th Floor – 701 W. Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

Re: Quarterly Report Filing and Confirmation of Mailing

We hereby certify that the attached Quarterly Report for the 9 months ended March 31, 2002 was sent today by prepaid mail to all eligible shareholders, according National Policy 41 requirements.

Yours truly,

TAKEPOINT VENTURES LTD.

"Aris Morfopoulos"

Aris Morfopoulos
Corporate Administrator

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:	X	Schedule A
		Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	March 31, 2002
Date of Report:	May 27, 2002
Name of Issuer:	TAKEPOINT VENTURES LTD.
Issuer's Address:	P.O. Box 48778, Bentall Centre
	Vancouver, B.C. V7X 1A6
Issuer's Fax Number:	(604) 608-3878
Issuer's Phone Number:	(604) 608-3878
Contact Person:	Aris Morfopoulos
Contact Position:	Administrator
Contact Telephone Number:	(604) 608-3878
Contact E-mail:	aris@morfopoulos.com
Web Site Address:	

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Eric Pinkney	*"Eric Pinkney"*	02/05/27
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**
Anthony R. Harvey	*"Anthony R. Harvey"*	02/05/27
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

TAKEPOINT VENTURES LTD.
Balance Sheets
(Unaudited - Prepared by Management)

	As at March 31 2002	As at June 30 2001
ASSETS		
CURRENT ASSETS		
Cash and short term deposits	$ 177,467	$ 70,731
Accounts receivable	-	16,827
Loan receivable	86,950	325,000
	$ 264,417	$412,558
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 7,395	$132,799
	$ 7,395	$132,799
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	2,409,969	2,409,969
CONTRIBUTED SURPLUS	79,976	79,976
DEFICIT	(2,232,924)	(2,210,186)
	257,022	279,759
	$ 264,417	$ 412,558

TAKEPOINT VENTURES LTD.

Income Statements

(Unaudited - Prepared by Management)

	For the 3 months ended March 31		For the 9 months ended March 31	
	2002	**2001**	**2002**	**2001**
EXPENSES				
Legal, accounting and audit	$ 450	$ 17,534	$ 19,333	$ 96,423
Management fees	3,250	6,000	12,250	17,000
Regulatory fees	2,050	12,200	3,544	15,430
Transfer Agent	1,598	1,145	3,129	2,705
Rent and telephone	-	1,500	900	4,500
Office and miscellaneous	84	937	483	2,166
Printing and shareholder information	25	43	1,411	4,796
Project evaluations	-	-	-	24,749
	7,457	39,359	41,050	167,769
Less: Interest income	(99)	(7,089)	(3,249)	(16,886)
Gain on settlement of payable	(15,063)	-	(15,063)	-
NET LOSS (GAIN) FOR THE PERIOD	(7,705)	32,270	22,737	150,883
DEFICIT BEGINNING OF PERIOD	2,240,629	2,106,406	2,210,187	1,987,793
DEFICIT END OF PERIOD	$2,232,924	$2,138,676	$2,232,924	$2,138,676
LOSS PER SHARE			$0.00	$0.02

TAKEPOINT VENTURES LTD.
Statements of Cash Flows
(Unaudited - Prepared by Management)

	For the 3 months ended March 31		For the 9 months ended March 31	
	2002	**2001**	**2002**	**2001**
CASH PROVIDED (USED BY):				
NET GAIN (LOSS) FOR THE PERIOD	$7,705	($32,270)	($22,737)	($150,883)
OPERATING ACTIVITIES				
Accounts receivable	2,233	(1,603)	13,577	1,963
Loan receivable	5,000	(325,000)	238,050	(325,000)
Accounts payable and accrued liabilities	(42,704)	418	(122,154)	6,595
Cash applied to operating activities	(35,471)	(326,185)	129,473	(316,442)
INCREASE (DECREASE) IN CASH	(27,765)	(358,455)	106,736	(467,325)
CASH BEGINNING OF PERIOD	205,233	445,340	70,731	554,210
CASH -END OF PERIOD	$177,467	$ 86,885	$177,467	$ 86,885

1. **NATURE OF OPERATIONS**

The Company was incorporated on October 20, 1969 pursuant to the British Columbia Company Act. The Company is in the development stage and is seeking business opportunities.

2. **SIGNIFICANT ACCOUNTING POLICIES**

a) **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

b) **Loss per Share**

Loss per share is calculated based on the weighted average number of shares outstanding during the year.

c) **Financial Instruments**

The fair value of the Company's cash and short-term deposits, accounts receivable, and accounts payable and accrued liabilities at March 31, 2002 and 2001 is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

d) **Income Taxes**

During 2001, the Company retroactively adopted the new Recommendations of the Canadian Institute of Chartered Accountants for accounting for income taxes, which requires the use of the asset and liability method. This change has been applied retroactively without restatement of prior periods. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

Prior to adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future income tax expense was based on differences in the recognition of revenues and expenses for income tax and financial reporting purposes.

3. **LOAN RECEIVABLE**

In connection with a proposed reverse takeover transaction terminated on May 24, 2001, the Company had advanced, under the terms of a secured convertible loan agreement, $325,000 to FibreOptic Gateways Inc. ("FGI"), a company engaged in the manufacturing of fibre optic components.

In the first quarter the Company received US $185,000 ($283,050) in partial repayment of this advance. The balance of $41,950 was to be repaid, by consent, in monthly instalments commencing December 1, 2001 until May 1, 2002. Only $5,000 has been paid since December 1, 2001 and the Company has commenced legal action against FGI.

In the second quarter the Company paid $50,000 to Largo Flight LImited ("Largo") and assumed a further $50,000 loan due from FGI. The Company had guaranteed the loan and was obliged to assume it under the terms of its agreement with Largo.

4. SHARE CAPITAL

Authorized
100,000,000 common shares with no par value

Issued	Shares	Amount
Balance, June 30, 2001	7,333,344	$ 2,409,969
Balance, March 31, 2002	7,333,344	$ 2,409,969

a) Share purchase warrants

As at March 31, 2002 the Company had share purchase warrants outstanding entitling the holders to acquire up to 1,000,000 common shares at $0.20 per share on or before June 7, 2002.

b) Escrowed shares

Of the shares issued, a total of 304,412 common shares are subject to escrow restrictions; release of the shares is subject to the approval of regulatory authorities. (See Note 8).

5. RELATED PARTY TRANSACTIONS

Management fees totalling $6,000 (2000 - $6,000) and rent and telephone charges totalling $900 (2000 - $900) were paid in the first two quarters to a company controlled by the then-president of the Company. Management fees of $3,000 (2000 - $3,000) were paid in the first two quarters to two then-directors of the Company.

6. INCOME TAXES

The Company has accumulated losses for tax purposes of approximately $610,000 as follows:

2002	$ 141,000
2003	74,000
2004	36,000
2005	21,000
2006	45,000
2007	71,000
2008	222,000
	$ 610,000

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

6. **INCOME TAXES (continued)**

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2001	2000
Future income tax assets		
Temporary differences in assets	$ 73,842	$ 87,226
Net tax losses carried forward	236,137	253,579
	309,979	340,805
Valuation allowance for future income tax assets	(309,979)	(340,805)
Net future income tax assets	-	-
Future income tax liabilities	-	-
Future income tax assets, net	$ -	$ -

7. **COMMITMENTS AND CONTINGENCIES**

The Company was formerly engaged in mineral exploration and has a potential liability for site restoration costs. Management is of the opinion that no liability exists and that a $2,500 term deposit lodged as a reclamation bond adequately covers any potential liability.

8. **SUBSEQUENT EVENTS**

In May 2002 the Company cancelled 304,412 escrowed shares with the approval of regulatory authorities, thereby reducing its outstanding share capital to 7,028,932 shares.

9. **MANAGEMENT PREPARED STATEMENTS**

These interim statements have been prepared by management and should be read in conjunction with the audited annual financial statements.

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:	[ ]	Schedule A
	[X]	Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	March 31, 2002
Date of Report:	May 27, 2002
Name of Issuer:	TAKEPOINT VENTURES LTD.
Issuer's Address:	P.O. Box 48778, Bentall Centre
	Vancouver, B.C. V7X 1A6
Issuer's Fax Number:	(604) 608-3878
Issuer's Phone Number:	(604) 608-3878
Contact Person:	Aris Morfopoulos
Contact Position:	Administrator
Contact Telephone Number:	(604) 608-3878
Contact E-mail:	aris@morfopoulos.com
Web Site Address:	

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Eric Pinkney	*"Eric Pinkney"*	02/05/27
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**
Anthony R. Harvey	*"Anthony R. Harvey"*	02/05/27
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

TAKEPOINT VENTURES LTD.
Schedule B – Supplementary information
For the 9 month period ending March 31, 2002

ANALYSIS OF EXPENSES AND DEFERRED COSTS

See Schedule "A", Income Statement

RELATED PARTY TRANSACTIONS

See Schedule "A", Note 5

SECURITIES ISSUED DURING THE QUARTER

Nil

OPTIONS GRANTED DURING THE QUARTER

Nil

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT March 31, 2002

			Issued	
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	100,000,000	7,333,334	$2,409,969

OPTIONS AND WARRANTS OUTSTANDING AT THE END OF THE QUARTER

Security	Number Or Amount	Exercise or Convertible Price	Expiry Date
Options	Nil		
Warrants	1,000,000	$0.20	June 7, 2002

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS

	Number of shares
Escrow	304,412

Note: These escrow shares were cancelled subsequent to the end of the quarter, following approval from regulatory authorities.

LIST OF DIRECTORS AND OFFICERS ON REPORT DATE

Directors: Anthony R. Harvey, Eric Pinkney, Kevin Winter
Officers: President- Eric Pinkney Secretary- Devi Johal

TAKEPOINT VENTURES LTD.
Schedule C – Supplementary information
For the 9 month period ending March 31, 2002

NATURE OF BUSINESS AND LIQUIDITY

Takepoint Ventures Ltd. (the "Company") is a development stage company and is in the process of assessing and evaluating potential business opportunities. The Company currently has no active business or source of income.

Management is currently is searching for and evaluating potential opportunities and acquisitions.

RESULTS OF OPERATIONS

The Company's working capital at March 31, 2002 was $257,022. This working capital includes loans receivable of $41,950 and $50,000 from FibreOptic Gateways Inc. ('FGI") (see Note 3, March 31, 2002 interim financial statements). A proposed reverse takeover transaction with FGI was terminated on May 24, 2001. The loans are past due and the Company has commenced legal action against FGI. Management will assess potential balance sheet impairment and reclassification of this receivable at the end of the next quarter.

Takepoint incurred a net loss of $22,737 for the 9 month period ended March 31, 2002 as compared to a loss of $150,883 for the same period last year. Operating expenses for the quarter were only $7,457, before interest income and a gain of $15,063 due to a settlement of an account payable resulted in a quarterly gain of $7,705. Expenditures for the current fiscal year continue to remain significantly down compared to last year, as the Company continues to look for potential investment opportunities. The Company has sufficient liquidity and capital resources for the next 12 months, notwithstanding any new investment that may be required in connection with a future acquisition or reverse takeover.

INVESTOR RELATIONS

No investor relations activities were undertaken by or on behalf of the Company during the quarter or year-to-date.

TAKEPOINT VENTURES LTD.

200 – 675 W. Hastings St.
Vancouver, B.C.
V6B 1N2

Tel: (604) 408-1990 Fax: (604) 801-5499

March 4, 2002

British Columbia Securities Commission
Regulatory and Statutory Filings
12th Floor – 701 W. Georgia St.
Vancouver, B.C.
V7Y 1L2

Dear Sirs:

Re: Quarterly Report Filing and Confirmation of Mailing

We hereby certify that the attached Quarterly Report for the 6 months ended December 31, 2001 was sent today by prepaid mail to all eligible shareholders, according National Policy 41 requirements.

Yours truly,

TAKEPOINT VENTURES LTD.

"Aris Morfopoulos"

Aris Morfopoulos
Corporate Administrator

BC FORM 51-901F

Quarterly and Year End Report

04 JAN 22 AM 7:21

Incorporated as part of: [X] Schedule A

[ ] Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	December 31, 2001
Date of Report:	February 26, 2002
Name of Issuer:	TAKEPOINT VENTURES LTD.
Issuer's Address:	200 – 675 West Hastings Street Vancouver, B.C. V6B 1N2
Issuer's Fax Number:	(604) 801-5499
Issuer's Phone Number:	(604) 408-1990
Contact Person:	Aris Morfopoulos
Contact Position:	Administrator
Contact Telephone Number:	(604) 408-1990
Contact E-mail:	aris@morfopoulos.com
Web Site Address:	

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Eric Pinkney	*"Eric Pinkney"*	02/02/26
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**
Anthony R. Harvey	*"Anthony R. Harvey"*	02/02/26
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

TAKEPOINT VENTURES LTD.

Balance Sheets

(Unaudited - Prepared by Management)

	As at **December 31, 2001**	As at **June 30, 2001**
ASSETS		
CURRENT ASSETS		
Cash and short term deposits	$205,233	$70,731
Accounts receivable	1,663	16,827
Loan receivable	91,950	325,000
	$298,846	$412,558
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$49,529	$132,799
	$49,529	$132,799
SHAREHOLDER'S DEFICIENCY		
SHARE CAPITAL	2,409,969	2,409,969
CONTRIBUTED SURPLUS	79,976	79,976
DEFICIT	(2,240,629)	(2,210,186)
	249,316	279,759
	$298,846	$412,558

TAKEPOINT VENTURES LTD.

Income Statements

(Unaudited - Prepared by Management)

	For the 3 months ended December 31		For the 6 months ended December 31	
	2001	**2000**	**2001**	**2000**
EXPENSES				
Legal, accounting and audit	$18,776	$78,383	$18,883	78,890
Management fees	4,500	6,500	9,000	11,000
Regulatory fees	1,494	1,500	1,494	1,535
Transfer Agent	1,096	1,054	1,531	1,560
Rent and telephone	-	1,500	900	3,000
Office and miscellaneous	40	1,038	399	1,229
Printing and shareholder information	1,386	4,753	1,386	4,753
Project evaluations	-	26,591	-	24,749
	27,291	121,319	33,593	126,716
Less: Interest income	(1,156)	(1,182)	(3,151)	(9,732)
NET LOSS FOR THE PERIOD	26,135	120,137	30,442	116,984
DEFICIT BEGINNING OF PERIOD	2,214,494	1,984,640	2,210,187	1,987,793
DEFICIT END OF PERIOD	$2,240,629	$2,104,777	$2,240,629	$2,104,777
LOSS PER SHARE			$0.31	$0.29

TAKEPOINT VENTURES LTD.

Statements of Cash Flows

(Unaudited - Prepared by Management)

	For the 3 months ended December 31		For the 3 months ended December 31	
	2001	**2000**	**2001**	**2000**
CASH PROVIDED (USED BY):				
NET LOSS FOR THE PERIOD	($26,135)	($120,137)	($30,442)	($116,984)
OPERATING ACTIVITIES				
Accounts receivable	2,537	(3,369)	11,344	(3,808)
Loan receivable	(50,000)	-	233,050	-
Accounts payable and accrued liabilities	17,425	14,892	(79,450)	6,199
Cash applied to operating activities	(30,038)	11,523	164,944	2,391
FINANCING ACTIVITIES				
Deposits with Vendors	-	(4,800)	-	(4,800)
INCREASE (DECREASE) IN CASH	(56,173)	(113,414)	134,502	(119,393)
CASH BEGINNING OF PERIOD	261,406	548,210	70,731	554,189
CASH -END OF PERIOD	$205,233	$434,796	$205,233	$434,796

1. NATURE OF OPERATIONS

The Company was incorporated on October 20, 1969 pursuant to the British Columbia Company Act. The Company is in the development stage and is seeking business opportunities.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

b) Loss per Share

Loss per share is calculated based on the weighted average number of shares outstanding during the year.

c) Financial Instruments

The fair value of the Company's cash and short-term deposits, accounts receivable, and accounts payable and accrued liabilities at September 30, 2001 and 2000 is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

d) Income Taxes

During 2001, the Company retroactively adopted the new Recommendations of the Canadian Institute of Chartered Accountants for accounting for income taxes, which requires the use of the asset and liability method. This change has been applied retroactively without restatement of prior periods. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

Prior to adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future income tax expense was based on differences in the recognition of revenues and expenses for income tax and financial reporting purposes.

3. LOAN RECEIVABLE

In connection with a proposed reverse takeover transaction terminated on May 24, 2001, the Company had advanced, under the terms of a secured convertible loan agreement, $325,000 to FibreOptic Gateways Inc. ("FGI"), a company engaged in the manufacturing of fibre optic components.

In the first quarter the Company received US $185,000 ($283,050) in partial repayment of this advance. The balance of $41,950 is to be repaid, by consent, in monthly instalments commencing December 1, 2001 until May 1, 2002. To date, FGI has failed to make any of the monthly payments due on this amount and the Company is considering its legal remedies and the collectibility of this loan.

During the latest quarter the Company paid $50,000 to Largo Flight Limited ("Largo") and assumed a further $50,000 loan due from FGI. The Company had guaranteed the loan and was obliged to assume it under the terms of its agreement with Largo.

4. **SHARE CAPITAL**

Authorized
100,000,000 common shares with no par value

Issued	Shares	Amount
Balance, June 30, 2001	7,333,344	$ 2,409,969
Balance, December 30, 2001	7,333,344	$ 2,409,969

a) **Share purchase warrants**

As at December 30, 2001 the Company had share purchase warrants outstanding entitling the holders to acquire up to 1,000,000 common shares at $0.20 per share on or before June 7, 2002.

b) **Escrowed shares**

Of the shares issued, a total of 304,412 common shares are subject to escrow restrictions; release of the shares is subject to the approval of regulatory authorities.

5. **RELATED PARTY TRANSACTIONS**

Management fees totalling $6,000 (2000 - $6,000) and rent and telephone charges totalling $900 (2000 - $900) were paid or are owed to a company controlled by the president of the Company. Management fees of $3,000 (2000 - $3,000) were paid or are owed to two directors.

6. **INCOME TAXES**

The Company has accumulated losses for tax purposes of approximately $610,000 as follows:

2002	$	141,000
2003		74,000
2004		36,000
2005		21,000
2006		45,000
2007		71,000
2008		222,000
	$	610,000

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

6. INCOME TAXES (continued)

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2001	2000
Future income tax assets		
Temporary differences in assets	$ 73,842	$ 87,226
Net tax losses carried forward	236,137	253,579
	309,979	340,805
Valuation allowance for future income tax assets	(309,979)	(340,805)
Net future income tax assets	-	-
Future income tax liabilities	-	-
Future income tax assets, net	$ -	$ -

7. COMMITMENTS AND CONTINGENCIES

The Company was formerly engaged in mineral exploration and has a potential liability for site restoration costs. Management is of the opinion that no liability exists and that a $2,500 term deposit lodged as a reclamation bond adequately covers any potential liability.

8. MANAGEMENT PREPARED STATEMENTS

These interim statements have been prepared by management and should be read in conjunction with the audited annual financial statements.

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of:	[X]	Schedule A
	[ ]	Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	December 31, 2001
Date of Report:	February 26, 2002
Name of Issuer:	TAKEPOINT VENTURES LTD.
Issuer's Address:	200 – 675 West Hastings Street
	Vancouver, B.C. V6B 1N2
Issuer's Fax Number:	(604) 801-5499
Issuer's Phone Number:	(604) 408-1990
Contact Person:	Aris Morfopoulos
Contact Position:	Administrator
Contact Telephone Number:	(604) 408-1990
Contact E-mail:	aris@morfopoulos.com
Web Site Address:	

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Eric Pinkney	*"Eric Pinkney"*	02/02/26
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

Anthony R. Harvey	*"Anthony R. Harvey"*	02/02/26
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

TAKEPOINT VENTURES LTD.

Balance Sheets

(Unaudited - Prepared by Management)

ASSETS	As at **December 31, 2001**	As at **June 30, 2001**
CURRENT ASSETS		
Cash and short term deposits	$205,233	$70,731
Accounts receivable	1,663	16,827
Loan receivable	91,950	325,000
	$298,846	$412,558
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$49,529	$132,799
	$49,529	$132,799
SHAREHOLDER'S DEFICIENCY		
SHARE CAPITAL	2,409,969	2,409,969
CONTRIBUTED SURPLUS	79,976	79,976
DEFICIT	(2,240,629)	(2,210,186)
	249,316	279,759
	$298,846	$412,558

TAKEPOINT VENTURES LTD.
Income Statements
(Unaudited - Prepared by Management)

	For the 3 months ended December 31		For the 6 months ended December 31	
	2001	**2000**	**2001**	**2000**
EXPENSES				
Legal, accounting and audit	$18,776	$78,383	$18,883	78,890
Management fees	4,500	6,500	9,000	11,000
Regulatory fees	1,494	1,500	1,494	1,535
Transfer Agent	1,096	1,054	1,531	1,560
Rent and telephone	-	1,500	900	3,000
Office and miscellaneous	40	1,038	399	1,229
Printing and shareholder information	1,386	4,753	1,386	4,753
Project evaluations	-	26,591	-	24,749
	27,291	121,319	33,593	126,716
Less: Interest income	(1,156)	(1,182)	(3,151)	(9,732)
NET LOSS FOR THE PERIOD	26,135	120,137	30,442	116,984
DEFICIT BEGINNING OF PERIOD	2,214,494	1,984,640	2,210,187	1,987,793
DEFICIT END OF PERIOD	$2,240,629	$2,104,777	$2,240,629	$2,104,777
LOSS PER SHARE			$0.31	$0.29

TAKEPOINT VENTURES LTD.
Statements of Cash Flows
(Unaudited - Prepared by Management)

	For the 3 months ended December 31		For the 6 months ended December 31	
	2001	**2000**	**2001**	**2000**
CASH PROVIDED (USED BY):				
NET LOSS FOR THE PERIOD	($26,135)	($120,137)	($30,442)	($116,984)
OPERATING ACTIVITIES				
Accounts receivable	2,537	(3,369)	11,344	(3,808)
Loan receivable	(50,000)	-	233,050	-
Accounts payable and accrued liabilities	17,425	14,892	(79,450)	6,199
Cash applied to operating activities	(30,038)	11,523	164,944	2,391
FINANCING ACTIVITIES				
Deposits with Vendors	-	(4,800)	-	(4,800)
INCREASE (DECREASE) IN CASH	(56,173)	(113,414)	134,502	(119,393)
CASH BEGINNING OF PERIOD	261,406	548,210	70,731	554,189
CASH -END OF PERIOD	$205,233	$434,796	$205,233	$434,796

TAKEPOINT VENTURES LTD.

NOTES TO THE FINANCIAL STATEMENTS

For the 6 month periods ended December 31, 2001 and 2000

---

1. **NATURE OF OPERATIONS**

The Company was incorporated on October 20, 1969 pursuant to the British Columbia Company Act. The Company is in the development stage and is seeking business opportunities.

2. **SIGNIFICANT ACCOUNTING POLICIES**

a) **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

b) **Loss per Share**

Loss per share is calculated based on the weighted average number of shares outstanding during the year.

c) **Financial Instruments**

The fair value of the Company's cash and short-term deposits, accounts receivable, and accounts payable and accrued liabilities at September 30, 2001 and 2000 is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

d) **Income Taxes**

During 2001, the Company retroactively adopted the new Recommendations of the Canadian Institute of Chartered Accountants for accounting for income taxes, which requires the use of the asset and liability method. This change has been applied retroactively without restatement of prior periods. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

Prior to adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Under this method, future income tax expense was based on differences in the recognition of revenues and expenses for income tax and financial reporting purposes.

3. **LOAN RECEIVABLE**

In connection with a proposed reverse takeover transaction terminated on May 24, 2001, the Company had advanced, under the terms of a secured convertible loan agreement, $325,000 to FibreOptic Gateways Inc. ("FGI"), a company engaged in the manufacturing of fibre optic components.

In the first quarter the Company received US $185,000 ($283,050) in partial repayment of this advance. The balance of $41,950 is to be repaid, by consent, in monthly instalments commencing December 1, 2001 until May 1, 2002. To date, FGI has failed to make any of the monthly payments due on this amount and the Company is considering its legal remedies and the collectibility of this loan.

During the latest quarter the Company paid $50,000 to Largo Flight LImited ("Largo") and assumed a further $50,000 loan due from FGI. The Company had guaranteed the loan and was obliged to assume it under the terms of its agreement with Largo.

4. SHARE CAPITAL

Authorized
100,000,000 common shares with no par value

Issued	Shares	Amount
Balance, June 30, 2001	7,333,344	$ 2,409,969
Balance, December 30, 2001	7,333,344	$ 2,409,969

a) **Share purchase warrants**

As at December 30, 2001 the Company had share purchase warrants outstanding entitling the holders to acquire up to 1,000,000 common shares at $0.20 per share on or before June 7, 2002.

b) **Escrowed shares**

Of the shares issued, a total of 304,412 common shares are subject to escrow restrictions; release of the shares is subject to the approval of regulatory authorities.

5. RELATED PARTY TRANSACTIONS

Management fees totalling $6,000 (2000 - $6,000) and rent and telephone charges totalling $900 (2000 - $900) were paid or are owed to a company controlled by the president of the Company. Management fees of $3,000 (2000 - $3,000) were paid or are owed to two directors.

6. INCOME TAXES

The Company has accumulated losses for tax purposes of approximately $610,000 as follows:

2002	$	141,000
2003		74,000
2004		36,000
2005		21,000
2006		45,000
2007		71,000
2008		222,000
	$	610,000

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

6. **INCOME TAXES (continued)**

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

	2001	2000
Future income tax assets		
Temporary differences in assets	$ 73,842	$ 87,226
Net tax losses carried forward	236,137	253,579
	309,979	340,805
Valuation allowance for future income tax assets	(309,979)	(340,805)
Net future income tax assets	-	-
Future income tax liabilities	-	-
Future income tax assets, net	$ -	$ -

7. **COMMITMENTS AND CONTINGENCIES**

The Company was formerly engaged in mineral exploration and has a potential liability for site restoration costs. Management is of the opinion that no liability exists and that a $2,500 term deposit lodged as a reclamation bond adequately covers any potential liability.

8. **MANAGEMENT PREPARED STATEMENTS**

These interim statements have been prepared by management and should be read in conjunction with the audited annual financial statements.

BC FORM 51-901F

Quarterly and Year End Report

Incorporated as part of: [ ] Schedule A

[X] Schedules B & C

ISSUER DETAILS:

For Quarter Ended:	December 31, 2001
Date of Report:	February 26, 2002
Name of Issuer:	TAKEPOINT VENTURES LTD.
Issuer's Address:	200 – 675 West Hastings Street
	Vancouver, B.C. V6B 1N2
Issuer's Fax Number:	(604) 801-5499
Issuer's Phone Number:	(604) 408-1990
Contact Person:	Aris Morfopoulos
Contact Position:	Administrator
Contact Telephone Number:	(604) 408-1990
Contact E-mail:	aris@morfopoulos.com
Web Site Address:	

CERTIFICATE

The Schedule(s) required to complete this Quarterly Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Quarterly Report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Eric Pinkney	*"Eric Pinkney"*	02/02/26
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

Anthony R. Harvey	*"Anthony R. Harvey"*	02/02/26
Name of Director	**Signed (typed)**	**Date Signed (YY/MM/DD)**

TAKEPOINT VENTURES LTD.
Schedule B – Supplementary information
For the 6 month period ending December 31, 2001

ANALYSIS OF EXPENSES AND DEFERRED COSTS

See schedule "A" Income Statement

RELATED PARTY TRANSACTIONS

See Schedule "A" Note 5

SECURITIES ISSUED DURING THE QUARTER

Nil

OPTIONS GRANTED DURING THE QUARTER

Nil

AUTHORIZED AND ISSUED SHARE CAPITAL AS AT December 31, 2001

			Issued	
Class	Par Value	Authorized	Number	Amount
Common	N.P.V.	100,000,000	7,333,334	$2,409,969

OPTIONS AND WARRANTS OUTSTANDING AT THE END OF THE QUARTER

Security	Number or Amount	Exercise or Convertible Price	Expiry Date
Options	Nil		
Warrants	1,000,000	$0.20	June 7, 2002

SHARES IN ESCROW OR SUBJECT TO POOLING RESTRICTIONS

	Number of shares
Escrow	304,412

(These escrow shares are subject to cancellation)

LIST OF DIRECTORS AND OFFICERS ON REPORT DATE

Directors: Anthony R. Harvey, Eric Pinkney, Kevin Winter
Officers: President- Eric Pinkney Secretary- Devi Johal

TAKEPOINT VENTURES LTD.
Schedule C – Supplementary information
For the 6 month period ending December 31, 2001

NATURE OF BUSINESS AND LIQUIDITY

Takepoint Ventures Ltd. (the "Company") is a development stage company and is in the process of assessing and evaluating potential business opportunities. The Company currently has no active business or source of income.

Management is currently is searching for and evaluating potential opportunities and acquisitions.

RESULTS OF OPERATIONS

The Company's working capital at December 31, 2001 was $249,317. This working capital figure includes loans receivable of $41,950 and $50,000 from FibreOptic Gateways Inc. ('FGI") (see Note 3, December 31, 2001 financial statements). A proposed reverse takeover transaction with FGI was terminated on May 24, 2001. The loans are past due and the Company is currently considering its legal remedies and the potential impairment of its working capital.

Takepoint incurred a net loss of $30,442 for the 6 month period ended December 31, 2001 as compared to a loss of $116,984 for the same period in the prior year.

Expenditures for the period were down significantly as the Company continued to look for potential opportunities but did not incur expenditures for legal, accounting or evaluations in the process.

At the Company's Annual General Meeting on Dec. 19, 2001 shareholders approved special resolutions to consolidate the Company's issued and outstanding share capital on up to a one post-consolidation share for each five pre-consolidation shares basis, with the decision to proceed with the consolidation and the final consolidation ratio to be determined by the directors of the Company.

A new board of directors consisting of Messrs. Eric Pinkney, Anthony R. Harvey and Kevin Winter was elected by the shareholders, and following the meeting Mr. Eric Pinkney was appointed President and Ms. Devi Johal was appointed Secretary.

The Company currently has authorized capital of 100,000,000 common shares with 7,333,334 common shares currently issued and outstanding. Post-consolidation, assuming a one new for five old share consolidation, the Company would have not less than 1,466,668 common shares issued and outstanding.

INVESTOR RELATIONS

No investor relations activities were undertaken by or on behalf of the Company during the quarter or year-to-date.

Consolidated Takepoint Ventures Ltd.

Annual Information Form
("AIF")

For the year ended June 30, 2002

Dated as of November 12, 2002

TABLE OF CONTENTS

PRELIMINARY NOTES....1
- Effective Date of Information....1
- Incorporation of Other Information....1
- Purpose....1

INCORPORATION....2
- Incorporation....2
- Intercorporate Relationships....2

GENERAL DEVELOPMENT OF THE BUSINESS....2
- History....2
- Significant Acquisitions and Dispositions....2
- Trends....3

NARRATIVE DESCRIPTION OF THE BUSINESS....4

SELECTED CONSOLIDATED FINANCIAL INFORMATION....4
- Last Three Financial Years....4
- Dividends....5

MANAGEMENT'S DISCUSSION AND ANALYSIS....5

MARKET FOR SECURITIES....6

DIRECTORS AND OFFICERS....7
- Corporate Cease Trade Orders or Bankruptcies....7
- Penalties or Sanctions....8
- Conflicts of Interest....8

ADDITIONAL INFORMATION....8

PRELIMINARY NOTES

Effective Date of Information

All information in this AIF is as of November 12, 2002 unless otherwise indicated.

Incorporation of Other Information

Incorporated by reference into this AIF are the audited financial statements of Consolidated Takepoint Ventures Ltd. ("Takepoint" or the "Issuer") for the fiscal year ended June 30, 2002 together with the auditors' report thereon, the Information Circular dated October 15, 2002 (the "Information Circular") with respect to the Issuer's Annual General and Special Meeting and the technical report entitled Geological Report on the AEM Exploration Project, Northwestern Ontario, Canada (the "Technical Report") prepared by Andrew Kaip, P.Geo. and L.D.S. Winter, P.Geo dated September 16, 2002. See "Additional Information" for further particulars of obtaining copies of these documents.

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles.

All dollar amounts referred to in this AIF are in Canadian dollars unless otherwise indicated.

Purpose

This AIF is prepared in accordance with Form 44-101F1 to National Instrument 44-101, for the limited purpose of providing relevant background material necessary for a proper understanding of the nature of the Issuer and its operations and prospects for the future.

INCORPORATION AND CORPORATE STRUCTURE

Incorporation

The Issuer was formed in the Province of British Columbia on July 7th, 1987 under the name Iron Lady Resources Inc. through the amalgamation of Nu Pacific Resources Ltd, (which was incorporated on October 7th, 1968, under the name Blue Gulch Explorations Ltd. (N.P.L.) which converted from a specially limited company to a limited company and subsequently changed its name to Pacific Resources Development Ltd., on May 10, 1973 and subsequently changed it name to No Pacific Resources Ltd., on July 2, 1980) and Iron Lady Resources Inc., (which was incorporated on January 26th, 1981, under the name New Ms. Petroleums Ltd., and subsequently changed its name to Iron Lady Resources Inc., on May 13, 1983). On August 3, 1994 Iron Lady Resources Inc. changed its name to Takepoint Ventures Ltd. On June 25, 2002, The Issuer consolidated its share capital on the basis of one new share for every three old shares, changed its name to Consolidated Takepoint Ventures Ltd. and was continued from the laws of British Columbia under the Company Act (British Columbia) to the laws of the Yukon Territory under the Yukon Act. The Issuer is a reporting issuer in British Columbia and Alberta. The Issuer's head office address is located at P.O. Box 48778, Bentall Station, Vancouver, British Columbia, V7X 1A6. Following the acquisition of the Mineral Assets, as hereinafter defined, the Issuer will establish its head office at 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6. It will also have an Ontario office.

Intercorporate Relationships

The Issuer has no significant subsidiaries or other intercorporate relationships at the present time.

General Development of the Business

The Issuer is historically a mineral exploration and development company. In July 2000, the Issuer entered into an agreement in principal to acquire all the shares of FibreOptic Gateways Inc. ("FGI"), a private company which was proposing to manufacture fibre optic components used by the optical networking industry. A formal agreement was entered into on October 11, 2000 (the "FGI Agreement"). On May 24, 2001, the FGI Agreement was terminated by mutual agreements due to changes to FGI's business plan, financial requirements and market conditions. On July 30, 2002, Takepoint entered into an agreement (the "Acquisition Agreement") dated for reference September 15, 2002 with Aurora Platinum Corp. ("Aurora") to acquire the Mineral Assets (see "Trends").

The Issuer does not have any mineral property interests as at the date of this AIF.

Significant Acquisitions or Dispositions

There were no significant acquisitions or dispositions completed by the Issuer during the most recently completed financial year ended June 30, 2002 (see "Trends").

Trends

There is no trend, commitment, event or uncertainty that is both presently known to management and reasonably expected to have a material effect on the Issuer's business, financial condition or

results of operations, as of the date of this AIF save as described below:

The Issuer entered into the Acquisition Agreement with Aurora (ARP – TSX Venture Exchange) regarding the acquisition of the Mineral Assets in consideration for Takepoint issuing to Aurora 13,000,000 common shares and 550,000 nontransferable share purchase warrants. Each warrant will allow Aurora to acquire one additional common share of Takepoint at a price of $0.24 per share within two years from the date of closing of the proposed acquisition. The proposed acquisition will constitute a change of control of the Issuer and will be treated as a reverse takeover of the Issuer under the policies of the TSX Venture Exchange (the "Exchange"). The securities to be issued to Aurora will be subject to escrow restrictions in accordance with the policies of the Exchange.

The Mineral Assets are comprised of (a) interests in 72 claim blocks (covering 940 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to receive certain proprietary geophysical, geological and structural information based on independent analysis received by Aurora of certain geological information. The Issuer will have the non-exclusive right to all exploration and development rights for all metals and minerals except kimberlites and diamonds in the area covered by the Acquisition Agreement. A 1.5% net smelter return royalty is payable to a third party, to a maximum royalty of $2.5 million per mine developed, and the third party retains certain back-in rights. The Mineral Assets, the proposed exploration program and the interest to be held by Takepoint are more particularly described in the Information Circular and the Technical Report.

Concurrent with the proposed acquisition, Takepoint proposes to complete a private placement to raise up to $1 million through the sale of up to 5,555,556 units at a price of $0.18 per unit. Each unit will consist of one common share and one half of a share purchase warrant, with each full warrant entitling the holder to acquire one additional common share at $0.36 per share for 12 months from the closing of the private placement. The proceeds of the private placement will be applied to initial exploration work on the Mineral Assets and for general corporate purposes. Haywood Securities Inc. has agreed to act as agent on the private placement and will receive a cash commission of 7.5% of the gross proceeds and agent's warrants equal to 10% of the Units sold. The private placement is subject to entering into a formal agency agreement with Haywood Securities Inc. and Exchange acceptance.

Upon completion of the proposed acquisition and private placement, Aurora will have the right to participate in all future equity financings to at least the extent required to allow Aurora to maintain a 58% equity interest in the Issuer, subject to regulatory approval. This right will terminate should Aurora own less than 20% of Takepoint's issued and outstanding equity capital. On or before closing of the acquisition, Takepoint will also execute a form of confidentiality agreement respecting confidential information that it may receive pursuant to the Acquisition Agreement.

It is anticipated that the acquisition will become effective prior to December 31, 2002 unless otherwise extended by agreement of Takepoint and Aurora.

Completion of the proposed acquisition and related transactions is subject to a number of conditions including, but not limited to, Exchange acceptance, the approval of the Issuer's shareholders, due diligence examinations by both parties and the completion of the private placement. The Issuer has scheduled a meeting of its shareholders for December 3, 2002 to consider the proposed transactions.

NARRATIVE DESCRIPTION OF THE BUSINESS

The Issuer does not have any business operations, mineral projects or oil and gas operations as at the date of this AIF. Management of the Issuer had been working to find a suitable business or

project in the resource sector, and/or in other industries and to this end has entered into the Acquisition Agreement to acquire the Mineral Assets. See "Trends".

Mineral Properties

The Issuer does not have any mineral property interests as at the date of this AIF.

Human Resources

The Issuer has no full-time or part-time employees.

SELECTED CONSOLIDATED FINANCIAL INFORMATON

All currency amounts in this section are stated in Canadian dollars.

The following table sets forth selected audited financial information of the Issuer for the last three completed financial years:

	FISCAL YEARS ENDED		
	June 30, 2002	June 30, 2001	June 30, 2000
Total Revenues	$3,401	$18,216	$18,621
Net Loss	($142,208)	($222,393)	($71,395)
Loss Per Share	($0.06)	($0.09)	($0.03)
Total Assets	$269,871	$412,558	$566,678

The following table sets forth selected (unaudited) quarterly financial information:

	Quarter Ended			
	June 30, 2002	March 31, 2002	December 31, 2001	September 30, 2001
Total Revenues	$152	$99	$1,156	$1,994
Net Income (Loss)	($119,471)	$7,705 [1]	($26,135)	($4,307)
Net Loss Per Share	($0.05)	$0.00	($0.01)	($0.00)
	Quarter Ended			
	June 30, 2001	March 31, 2001	December 31, 2000	September 30, 2000
Total Revenues	$5,196	$7,089	$1,182	$4,749
Net Loss	($43,775)	($32,270)	($120,137)	($26,211)
Net Loss Per Share	($0.02)	($0.01)	($0.05)	($0.01)

[1] Operating loss for the period was $7,358 before extraordinary gain of $15,063 which resulted in a net income of $7,705 for accounting purposes.

DIVIDEND POLICY

The Issuer has not, since its incorporation, paid any dividends on any of its shares and has no present intention of paying dividends. The future dividend policy will be determined by the Board of Directors on the basis of earnings, financial requirements and other relevant factors.

MANAGEMENT'S DISCUSSION AND ANALYSIS

This discussion should be read in conjunction with the audited financial statements and related notes thereto of the Issuer which are incorporated by reference to this AIF.

Overview

The Issuer has not had an active business in the past three years (2000 – 2002), and during this period has been seeking new business opportunities. In 2000 the Issuer completed a $150,000 private placement to supplement its working capital. In 2001 it negotiated a reverse takeover with FibreOptic Gateways Inc. ("FibreOptic") of New Brunswick, Canada, which was ultimately terminated on May 24, 2001.

Results of Operations

Year Ended June 30, 2002 Compared to Year Ended June 30, 2001

The Issuer incurred operating losses of $55,259 and a net loss of $142,208 or $0.06 per share for the year ended June 30, 2002 compared with a net loss of $222,398 or $0.09 per share in 2001.

In 2002, corporate and administrative expenses were $73,723 compared to $240,609 in 2001.

Lower expenses in 2002 were attributed to the absence of further corporate expenses related to professional fees and project evaluation expenses for the FibreOptic acquisition.

During fiscal 2002 Takepoint paid an additional $100,000 of obligations incurred in connection with the proposed transaction with FibreOptic. As at June 30, 2002 the Issuer had received an aggregate of $338,050 in partial payment of the total $425,000 loaned to FibreOptic. At the end of the year, management decided to write down the remaining $86,950 to a nominal value of $1 on the Issuer's balance sheet, while continuing to pursue legal action in connection with the collection of this loan. The Issuer has made demand for the $86,950 owing.

Year Ended June 30, 2001 Compared to Year Ended June 30, 2000

The Issuer incurred a net loss of $222,393 or $0.03 per share for the year ended June 30, 2001 compared to a net loss of $71,395 or $0.01 per share for the comparative year ended June 30, 2000.

In 2001 the Issuer announced a proposed reverse takeover with FibreOptic and incurred increased professional fees of $149,260 (2000-$34,160) primarily for legal expenses related to the proposed transaction. The Issuer also incurred project evaluation expenses of $38,792 during the year in connection with this and other projects.

In connection with a proposed reverse takeover transaction terminated on May 24, 2001 Takepoint advanced $325,000 to FibreOptic of which $288,050 was repaid in fiscal 2002.

Financial Condition, Liquidity and Capital Resources

The Issuer's working capital position as at June 30, 2002 was $247,551 compared with working capital of $279,759 as at June 30, 2001.

In June, 2002 Takepoint received $110,000 from the exercise of 1 million (pre-consolidation) share purchase warrants at $0.11 per share. These warrants were re-priced in fiscal 2002 from $0.20 per share to $0.11 per share.

Of the shares issued as at June 30, 2001, a total of 304,412 (pre-consolidation) common shares were subject to escrow restrictions. Pursuant to the terms of the escrow agreements, the shares expired during fiscal 2002 and were accordingly cancelled.

In June 2002, Takepoint consolidated all of its issued and outstanding common shares on a 3 old for 1 new basis. The financial statements have been restated to reflect this share consolidation.

In the event that Takepoint is unsuccessful in completing the proposed acquisition and private placement (see "Trends"), it is expected that the Issuer will have sufficient funds to meet its general and administrative expenses and maintain minimum working capital requirements over the next 12 months.

MARKET FOR SECURITIES

The common shares of the Issuer are listed on the Exchange under the symbol TKP. At the request of the Issuer, trading in the shares of the Issuer was halted on June 21, 2002 to announce the proposed acquisition of the Mineral Assets.

DIRECTORS AND OFFICERS

Name & Residence	Position with the Issuer	Principal Occupation, Business or Employment	Director/Officer Since
Eric D. Pinkney Mississauga, ON	President, Chief Executive Officer Director	Consultant for an international consulting firm, specializing in active turnaround management and corporate reorganizations	December 2001
Kevin K.R. Winter Pembroke, Bermuda	Director	Investment Advisor (Retired)	December 2001
Anthony Harvey West Vancouver, B.C.	Director	Consultant for a management and mining consulting firm	December 2001

Messrs. Pinkney and Winter are members of the Issuer's audit committee.

As at the date of this AIF, the directors and senior officers of the Issuer as a group owned beneficially, directly or indirectly, or exercised control or direction over a total of 8,000 common shares, representing less than .01% of the outstanding common shares of the Issuer issued and outstanding at that date.

The term of office of each director expires at the next annual general meeting of shareholders. The above persons have been nominated for election at the December 3, 2002 annual general meeting. If the proposed acquisition of the Mineral Assets completes, the above directors will resign, new directors will be appointed in their place and a fourth new director will be added, to hold office until the next annual general meeting of shareholders. A new chief financial officer and secretary will also be appointed. See the Information Circular for information about the proposed new directors and officers.

Corporate Cease Trade Orders or Bankruptcies

No director, officer, promoter or other member of management of the Issuer, nor any shareholder holding sufficient number of securities of the Issuer to affect materially the control of the Issuer, is, or within the 10 years before the date of this AIF has been, a director or officer of any other issuer that, while that person was acting in that capacity,

(a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or

(b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

On June 21, 2002, the Exchange halted trading in the shares of the Issuer to announce the proposed acquisition of the Mineral Assets. The shares continue to be halted pending approval of the proposed acquisition by the Exchange.

Individual Bankruptcies

No director, officer, promoter or other member of management of the Issuer has, during the ten years prior to the date of this AIF, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets, save that, Aris Morfopoulos, who could be considered to be a member of management as he provides some management services to the Issuer, declared personal bankruptcy in British Columbia on July 21, 1995 and was discharged from bankruptcy on April 21, 1996.

Penalties or Sanctions

None of the directors, officers, promoters or other member of management of the Issuer or shareholders holding more than 20% of the issued and outstanding shares of the Issuer have:

(a) been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or

(b) been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

There are no existing or potential material conflicts of interest between the Issuer or a subsidiary of the Issuer and a director or officer of the Issuer or a subsidiary of the Issuer, save that Mr. Anthony Harvey will continue as a director of the Issuer in the event of completion of the proposed acquisition of the Mineral Assets and may receive incentive options as a director of the Issuer.

ADDITIONAL INFORMATION

Additional information, including information respecting the proposed acquisition of the Mineral Assets, directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities, and interest of insiders in material transactions, is contained in the Issuer's Information Circular. Additional financial information is provided in the Issuer's comparative financial statements for the years ended June 30, 2002 and 2001. A copy of these documents may be obtained upon request from the Issuer at P.O. Box 48778, Bentall Station, Vancouver, British Columbia, V7X 1A6 or by accessing these documents on the Internet at www.sedar.com. The Technical Report as well as news releases and material change reports relating to the acquisition of the Mineral Assets may be also accessed at www.sedar.com.

04 JAN 22 AM 7:21

SCHEDULE "A"

LAKE SHORE GOLD CORP.

VOLUME 2

SCHEDULE "A"
Lake Shore Gold Corp.
(the "Company")

1. Material Change Reports

i.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 118(1) of the Securities Act (Alberta)	August 23, 2003
ii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	July 31, 2003
iii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	July 29, 2003
iv.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under 118(1) of the Securities Act (Alberta)	June 9, 2003
v.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under 118(1) of the Securities Act (Alberta)	January 14, 2003
vi.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 118(1) of the Securities Act (Alberta)	December 18, 2002
vii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and under Section 75(2) of the Securities Act (Ontario) and under Section 118(1) of the Securities Act (Alberta)	December 17, 2002
viii.	Material Change Report Under Section 85(1) of the Securities Act (BC) and Under Section 146 of the Securities Act (Alberta)	August 8, 2002
ix.	Material Change Report Under Section 85(1) of the Act	June 13, 2002
x.	Material Change Report Under Section 85(1) of the Act	June 7, 2002
xi.	Material Change Report Under Section 85(1) of the Act	March 12, 2002

2. News Releases

i.	Lake Shore Gold Corp. Drilling Expands Timmins Gold Resource High Gold Recoveries from Metallurgical Testing	January 8, 2004
ii.	Lake Shore Gold Reports More Timmins Gold Property Results and Updates from the Thunder Creek-Bazooka-Highway Projects Ontario – Quebec	December 3, 2003
iii.	Lake Shore Options Highway Gold Property Beatty Township, Ontario	November 19, 2003
iv.	Lake Shore Options Thunder Creek Property Adjoining the Timmins Gold Project, Ontario	November 12, 2003
v.	First Drill Assays Positive Ultramafic Zone Returns Excellent Grades and Widths Timmins Gold Project, Ontario	October 8, 2003
vi.	Lake Shore Acquires Bazooka Gold Deposit Beauchastel Township, Quebec	September 23, 2003
vii.	Lake Shore Gold Grants Stock Options	September 10, 2003

viii.	Lake Shore Adds More Drills to and Doubles the Budget at the Timmins Gold Project, Ontario	September 5, 2003
ix.	Lake Shore Gold Closes $2.67 Million Financing	August 22, 2003
x.	Lake Shore Closes a $350,000 Financing	July 31, 2003
xi.	Lake Shore Gold Proposes a $2 Million Financing	July 29, 2003
xii.	Lake Shore Commences Drilling Program on Timmins High-Grade Gold Project,Ontario	July 17, 2003
xiii.	Lake Shore Gold Announces a $350,000 Financing	July 15, 2003
xiv.	Lake Shore Gold Appoints New Vice President, Exploration	June 9, 2003
xv.	Lake Shore Options Timmins Area High-Grade Gold Property	May 27, 2003
xvi.	Annual General Meeting	March 19, 2003
xvii.	Lake Shore Gold Closed a $1.2 Million Financing	January 30, 2003
xviii.	Lake Shore Launches 2003 Gold Program Exploration Update Northern Ontario Gold Properties	January 14, 2003
xix.	Lake Shore Gold Appoints New President and Proposes a $1.2 Million Financing	January 14, 2003
xx.	Aurora Platinum Acquires Controlling Interest in Lake Shore Gold Corp. in Exchange for Mineral Assets	December 17, 2002
xxi.	Aurora Platinum to Acquire Controlling Interest in Consolidated Takepoint in Exchange for Mineral Assets	July 31, 2002
xxii.	Consolidation, Name Change and Continuation, Trading Halt	June 24, 2002
xxiii.	Exercise of 1,000,000 Warrants	June 13, 2002
xxiv.	News Release	May 30, 2002
xxv.	Announcement of New Board of Directors and Proposed 3 for 1 Share Consolidation	March 12, 2002

3. Financial Statements and Annual Information Form

i.	Computershare Report Confirmation Letter	November 28, 2003
ii.	Computershare Report Confirmation Letter	August 28, 2003
iii.	Form 51-901 F – Schedule A	August 28, 2003
iv.	Form 51-901 F – Schedule B&C	August 28, 2003
v.	Computershare Report Confirmation Letter	May 28, 2003
vi.	Form 51-901 F – Schedule A	May 28, 2003
vii.	Form 51-901 F – Schedule B&C	May 28, 2003
viii.	Form 51-901 F – Schedule A	April 23, 2003
ix.	Form 51-901 F – Schedule B&C	April 23, 2003
x.	Annual Information Form	April 7, 2003
xi.	Consolidated Takepoint Ventures Ltd. Report Confirmation Letter	November 25, 2002
xii.	Form 51-901 F – Schedule A	November 25, 2002
xiii.	Form 51-901 F – Schedule B&C	November 25, 2002
xiv.	Form 51-901 F – Schedule B & C	September 30, 2002
xv.	Form 51-901 F – Schedule A	September 20, 2002
xvi.	Takepoint Ventures Ltd. Report Confirmation Letter	May 28, 2002
xvii.	Form 51-901 F – Schedule A	May 27, 2002
xviii.	Form 51-901 F – Schedule B & C	May 27, 2002
xix.	Consolidated Takepoint Ventures Ltd. Report Confirmation Letter	March 4, 2002
xx.	Form 51-901 F – Schedule A	February 26, 2002
xxi.	Form 51-901 F – Schedule A	February 26, 2002
xxii.	Form 51-901 F – Schedule B&C	February 26, 2002
xxiii.	Annual Report	2002
xxiv.	Annual Information Form	November 12, 2002

4. Annual General Meeting Material

i.	Notice of Annual Meeting of Shareholders	June 4, 2003
ii.	Proxy Solicited by Management of the Company for the Annual Meeting of Shareholders	June 4, 2003
iii.	Computershare Annual Meeting Advisement Letter	April 25, 2003
iv.	Management Information Circular	April 14, 2003
v.	Computershare Annual General Meeting Advisement Letter	March 20, 2003
vi.	Lake Shore Gold Annual General Meeting Letter of Advisement to the BC, Alberta, & Yukon Securities Commisions	March 19, 2003
vii.	DuMoulin Black Letter of Advisement of Annual General Meeting	October 8, 2002

5. Special Meeting Material

i.	Proxy Solicited by Management of the Company for the Annual General and Special Meeting of Shareholders	December 3, 2002
ii.	CIBC Mellon Letter of Advisement of Annual General and Special Meeting of the Shareholders	November 7, 2002
iii.	Notice of Annual General and Special Meeting of Shareholders	October 15, 2002
iv.	Information Circular	October 15, 2002
v.	Conolidated Takepoint Ventures Letter of Advisement of Annual General and Special Meeting	October 8, 2002

6. Filings with the TSXV and/or BC Securities Commission (not already listed)

i.	Beneficial Shareholder Request for Interim Financial Statements	2003
ii.	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities	2003
iii.	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities	August 11, 2003
iv.	Lake Shore Letter to the Quebec, B.C. and Alberta Securities Commissions	July 14, 2003
v.	Certificate of Author	March 8, 2003
vi.	Consent of Author	March 8, 2003
vii.	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities	January 31, 2003
viii.	Consent of Author	January 3, 2003
ix.	Certificate of Author	January 3, 2003
x.	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities	December 18, 2002
xi.	Report Pursuant to Section 101 of the Securities Act (Ontario) Section 111 of the Securities Act (BC) Section 141 of the Securities Act (Alberta) National Instrument 62-103	December 17, 2002
xii.	Lake Shore Gold Letter of Completion to the BC Securities Commission	December 16, 2002
xiii.	Consolidated Takepoint ventures Ltd. Report to Shareholders	June 2002
xiv.	Notice Pursuant to Section 3.1(2) of Multilateral Instrument 45-102("MI 45-102")	November 18, 2002
xv.	Letter from G. Ross McDonald to the BC and Alberta Securities Commissions and to the TSX Venture Exchange	November 1, 2002
xvi.	Letter from DuMoulin Black to the BC and Alberta Securities Commissions	October 18, 2002
xvii.	Letter of Consent from L.D.S. Winter to the BC and Alberta Securities Commissions and to the TSX Venture Exchange	October 2002
xviii.	Deloitte and Touche Letter to the BC and Alberta Securities Commissions, G. Ross McDonald and to Consolidated Takepoint Ventures	September 27, 2002
xix.	Letter from G. Ross McDonald to the BC and Alberta Securities	September 23, 2002

	Commissions, Deloitte and Touche and to Consolidated Takepoint Ventures	
xx.	Notice of Change of Auditor	September 20, 2002
xxi.	Geological Report	September 16, 2002
xxii.	Report Pursuant to Section 101 of the Securities Act (Ontario) Section 111 of the Securities Act (BC) Section 141 of the Securities Act (Alberta) National Instrument 62-103	January 30, 2002

LAKE SHORE GOLD CORP.

Suite 1650 – 701 West Georgia Street
Vancouver, BC, Canada, V7Y 1C6

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
JUNE 4, 2003

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders (the "Meeting") of Lake Shore Gold Corp. (the "Company") will be held at the Four Seasons Hotel, 791 West Georgia Street, Vancouver, British Columbia, on Wednesday June 4, 2003 at 1:00 p.m. for the following purposes:

1. To have placed before the Meeting the Report to Shareholders, the audited financial statements of the Company for the fiscal year ended December 31, 2002 and the auditors' report thereon;

2. To elect directors for the ensuing year;

3. To appoint auditors for the Company; and

4. To transact such other business as may properly come before the Meeting or any adjournment thereof;

all as more particularly set out in the attached Management Information Circular. The Report to Shareholders, audited financial statements and auditors' report are included in the accompanying Annual Report.

The Directors have fixed the close of business on April 22, 2003 as the record date for determination of shareholders entitled to notice of and the right to vote at the Meeting, either in person or by proxy, in accordance with and subject to the provisions of the *Business Corporations Act (Yukon)*.

BY ORDER OF THE BOARD OF DIRECTORS

Susy H. Horna
Corporate Secretary

April 21, 2003
Vancouver, British Columbia

The Board of Directors encourages each shareholder to attend the Meeting in person. **WHETHER OR NOT YOU EXPECT TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENVELOPE PROVIDED FOR THAT PURPOSE.** If you attend the Meeting, the delivery of your proxy will not prevent you from voting in person. To be effective, proxies must be received by the Company's transfer agent, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, facsimile within North America: 1-866-249-7775 - outside North America: (416) 263-9524, at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time of the Meeting. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting. Beneficial shareholders who receive a proxy through an intermediary must deliver the proxy in accordance with the instructions given by such intermediary.

LAKE SHORE GOLD CORP.

Proxy Solicited by Management of the Company for the Annual Meeting of Shareholders to be held on Wednesday June 4, 2003

The undersigned registered shareholder of Lake Shore Gold Corp. (the "Company") hereby appoints **Daniel G. Innes**, or failing him **Thomas W. Beattie**, or failing him, **Susy H. Horna**, or instead of any of them,

____

as proxyholder of the undersigned with power of substitution to attend, act and vote in respect to all shares registered in the name of the undersigned at the Annual Meeting of Shareholders of the Company to be held on **Wednesday June 4, 2003** and at any adjournments thereof (the "Meeting"), in the same manner, to the same extent and with the same powers as if the undersigned were personally present.

If this proxy is not dated in the space provided below, it will be deemed to bear the date on which it was mailed by the Company.

SEE IMPORTANT INFORMATION ON THE REVERSE

Dated this ____________ day
of _________________, 2003.

____
Signature of Registered Shareholder

Management favours a VOTE FOR items 1 and 2 below. Without limiting the generality of the foregoing, such proxyholder is directed to vote on the following resolutions as specified herein:

1. Election of five Directors:

Thomas W. Beattie	**G VOTE FOR**	**G WITHHOLD AUTHORITY**
Daniel G. Innes	**G VOTE FOR**	**G WITHHOLD AUTHORITY**
Anthony R. Harvey	**G VOTE FOR**	**G WITHHOLD AUTHORITY**
John G. Paterson	**G VOTE FOR**	**G WITHHOLD AUTHORITY**
Michael D. Winn	**G VOTE FOR**	**G WITHHOLD AUTHORITY**

2. Appointment of Deloitte & Touche LLP as auditors.
   G VOTE FOR **G WITHHOLD AUTHORITY**

3. In the proxyholder's sole discretion upon such other business as may properly come before the Meeting.

PLEASE DATE THIS PROXY AND SIGN AS YOUR NAME APPEARS HEREON

To be effective, this proxy must be received by mail or by fax no later than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, by Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1, Facsimile within North America: 1-866-249-7775 - outside North America: (416) 263-9524

INFORMATION REGARDING THE PROXY

1. **A shareholder has the right to appoint a person (who need not be a shareholder) to represent him or her at the Meeting other than the Management nominees.** A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting such person's name in the space provided and striking out the names of the Management nominees or by completing another form of proxy which is acceptable to the Chairman of the Meeting.

2. **This form of proxy must be executed by the shareholder** or his or her attorney duly authorized in writing, or if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and **if executed by an attorney, officer, or other duly appointed representative,** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the proxy. Signature should correspond with the name imprinted hereon. Where two or more persons are named, all must sign.

3. **Unless directed therein to the contrary, the proxyholder will vote FOR** each of the matters referred to herein and identified in the Information Circular as intended to be acted upon. The Information Circular furnished in connection with this proxy contains more details on the business to be transacted at the Meeting.

4. **This form of proxy is discretionary** and confers authority to vote on any amendment to or variation of matters identified in the Notice of Meeting, in accordance with the best judgement of the person voting the proxy at the Meeting.

5. A shareholder that has deposited a proxy may attend the Meeting and vote in person if such shareholder records his or her attendance with the scrutineers before the commencement of the Meeting and revokes in writing his or her prior votes.

6. The Chairman of the Meeting has the discretion to accept proxies filed less than 48 hours before the commencement of the Meeting.

Computershare

Computershare Trust Company of Canada
Stock Transfer Services
Montreal Trust Centre
510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9
Tel: (604) 661-9400
Fax: (604) 669-1548

April 25, 2003

To: All Applicable Commissions & Exchanges

Dear Sirs:

Subject: Lake Shore Gold Corp.

We confirm that the following material was sent by pre-paid mail on April 25, 2003, to the registered shareholders of Common shares of the subject Corporation:

1. Notice of Annual Meeting / Management Information Circular
2. Proxy
3. Registered owner Supplemental Mail List Return Card - to Registered owners only
4. Beneficial owner Supplemental Mail List Return Card - to Beneficial owners only
5. Quarterly and Year End Report BC Form 51-901F for the Quarter Ended December 31, 2002
6. 2002 Annual Report including Letter to Shareholders / Management's Discussion and Analysis / Consolidated Financial Statements as at December 31, 2002 and for the years ended June 30, 2002 and 2001
7. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding communication with Benefical Owners of Securities of a Reporting Issuer.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,
COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
Assistant Account Manager
Stock Transfer Services
Telephone: (604) 661-9504
Fax: (604) 683-3694

LAKE SHORE GOLD CORP.

MANAGEMENT INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT APRIL 14, 2003

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management (the "Management") of Lake Shore Gold Corp. (the "Company") for use at the Annual Meeting (the "Meeting") of shareholders of the Company to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by employees of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each shareholder having one vote, unless a poll is requested, or required pursuant to the governing legislation, in which case each shareholder is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast by shareholders of outstanding common shares entitled to vote and represented in person or by proxy will be required (an "ordinary resolution") unless the motion requires a special resolution in which case a majority of two-thirds of the votes cast will be required.

The persons named in the accompanying Proxy as proxyholders are directors or senior officers of the Company. **A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES AND ACTING ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY AS PROXYHOLDERS. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS SPECIFIED IN THE PROXY AS PROXYHOLDERS AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.**

A shareholder or intermediary acting on behalf of a shareholder may indicate the manner in which the persons named in the enclosed Proxy as proxyholders are to vote with respect to any matter by marking an "X" in the appropriate space. On any poll required or requested by a shareholder or proxyholder the persons named in the enclosed proxy as proxyholders will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy provided such directions are certain.

If the shareholder or intermediary acting on behalf of a shareholder wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. **IN SUCH INSTANCE, THE PROXYHOLDER, IF ONE PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION.** The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may be properly brought before the Meeting. At the time of printing this Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters that are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the intermediary acting on behalf of a shareholder or by the shareholder or his attorney authorized in writing. In the case of a corporation, the Proxy must be dated and executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY OR OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, OF 100 UNIVERSITY AVENUE, 9TH FLOOR, TORONTO, ONTARIO M5J 2Y1, FACSIMILE WITHIN NORTH AMERICA: 1-866-249-7775 – OUTSIDE NORTH AMERICA: (416) 263-9524, AT LEAST 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND STATUTORY HOLIDAYS) BEFORE THE TIME OF THE MEETING. PROXIES MAY BE ACCEPTED BY THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING. THE CHAIRMAN OF THE MEETING HAS THE DISCRETION TO ACCEPT PROXIES FILED LESS THAN 48 HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

ADVICE TO BENEFICIAL HOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Management Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder's name on the records of the Company. Such common shares will more likely be registered under the names of the shareholder's broker or an agent of that broker. In the United States, the vast majority of such shares are registered under the name of Cede & Co. as nominee for The Depositary Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and Independent Investor Communications Company ("IICC") in Canada. ADP and IICC typically apply a special sticker to proxy forms, mail those forms to the Beneficial Shareholders and Beneficial Shareholders to return the proxy forms to ADP for the United States and IICC for Canada. ADP and IICC then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder receiving an ADP proxy or an IICC proxy cannot use that proxy to vote common shares directly at the Meeting - the proxy must be returned to ADP or IICC, as the case may be, well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial

Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote his or her common shares.

REVOCATION OF PROXIES

A shareholder, or an Intermediary acting on behalf of a shareholder, which has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary, shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 1650, 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares, namely, common shares without par value. All issued shares are entitled to be voted at meetings of shareholders and each has one non-cumulative vote. There are 22,436,571 common shares issued and outstanding. Only those common shareholders of record on April 22, 2003 will be entitled to vote at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, only the following persons or companies beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances:

Name	Number of Shares	Percentage of Outstanding Shares
Aurora Platinum Corp. (1)	13,200,000 (1)	58.83%

(1) Aurora Platinum Corp. is a publicly traded company, the shares of which trade on the TSX Venture Exchange.

ELECTION OF DIRECTORS

The Management proposes to nominate the persons named in the following table for election as directors of the Company. Each director elected will hold office until the next Annual Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. As required by governing legislation, advance notice of the Meeting was published in the Whitehorse Star and Vancouver Province newspapers on Wednesday March 19, 2003.

The following information concerning the proposed nominees, all of whom are ordinarily resident in Canada except for Michael D. Winn who is ordinarily resident in the United States of America, has been furnished by each of them:

Name and Present Position with the Company	Present Principal Occupation [1]	Director Since	Shares Owned [2]
DANIEL G. INNES [3] President & Director	Director, President of the Company and Aurora Platinum Corp., Director & VP Exploration of Southwestern Resources Corp.; Director of Canabrava Diamond Corp. (all public mineral exploration companies); President, D.G. Innes & Associates Ltd. (private consulting company).	2003	nil
ANTHONY R. HARVEY [3][4] *Director*	Director of the Company; Director of Rhodes Resources Corp. (public mineral exploration company); President of ARH Management Limited (private management and mining consulting company). Azco Mining Inc., President, Chairman then Vice Chairman, 1989 to 2000.	2000	308,000
JOHN G. PATERSON Director	Director of the Company; President, CEO & Director of Southwestern Resources Corp.; President & Director of Superior Diamonds Inc. (all public mineral exploration companies); President of Glengarry Resource Management Inc. (private consulting company).	2002	100,000
MICHAEL D. WINN [3][4] Director	Director of the Company, Aurora Platinum Corp. and Superior Diamonds Inc.; President, Terrasearch Inc. (financial consulting company).	2002	100,000
THOMAS W. BEATTIE [4] Director	*Director of the Company and Superior Diamonds* Inc.; Vice-President, Corporate Development and Corporate Secretary of Southwestern Resources Corp., Aurora Platinum Corp. and Canabrava Diamond Corporation; Director of Westvista Management Inc. (private consulting company).	2002	50,000

(1) Includes occupations for preceding five years unless the director was elected at the previous Annual Meeting and was shown as a nominee for election as a director in the Information Circular for that meeting.

(2) The approximate number of voting shares of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at April 1, 2003.

(3) Member of the Compensation Committee.

(4) Member of the Audit Committee.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the "Exchange") requires every listed company to annually disclose its approach to corporate governance in a "Statement of Corporate Governance" with reference to the guidelines on corporate governance adopted by the Exchange (the "Guidelines"). Even though the shares of the Company are listed for trading on the TSX Venture Exchange, the Board of Directors have implemented corporate governance procedures, and where such procedures differ from the Guidelines, an explanation of the differences is given.

The Guidelines are only suggestions or proposals for the method of corporate governance of listed companies and are not binding upon any listed company. In fact, it is recognized that the Guidelines may not be practical or even optimal for certain types of companies. For example, companies in their early stage of development, companies founded to exploit unique opportunities or companies founded and currently operated by one or two entrepreneurs may find that compliance with the Guidelines would be restrictive and not conducive to that company's growth. For this reason the Guidelines appear to be generally more suitable to mature, well established companies that have been in operation for a number of years.

The Company's Board of Directors and senior management consider good corporate governance to be central to the effective and efficient operation of the Company. The following is a description of the system of corporate governance of the Company, with differences from the Guidelines noted.

Guideline 1 – Stewardship of the Corporation

> *The Board of Directors of the Company has responsibility for the stewardship of the Company, including responsibility for strategic planning, identification of the principal risks of the Company's business and implementation of appropriate systems to manage these risks, succession planning, communications with investors and the financial community and the integrity of the Company's internal control and management information systems.*

Strategic planning and risk identification by the Board is assisted by and based on information and recommendations of the Management of the Company on a variety of matters including opportunities for the Company in various countries and project status. As the replacement of members of the Company's Management occurs infrequently, the Board has adopted an informal program for the training and monitoring of new Management members, rather than a formal program as is suggested by the Guidelines.

A fundamental objective of the Board of Directors is the minimization of risk to the Company and its financial resources. This has been achieved primarily through joint ventures with established, well-financed mining or exploration companies that have assumed a significant portion of the financial risk of exploring and, if warranted, developing the Company's mineral properties through to commercial production.

Decisions Requiring Board Approval: In addition to those matters which by law must be approved by the Board of Directors, Management seeks approval of the Board for any acquisition, disposition or venture which could be considered material in view of the Company's circumstances. Appointments to Management are also approved by the Board of Directors.

Board Expectations of Management: The Board views the information provided to it by Management as an essential element to the Board properly and fully carrying out its duties. The Board expects and believes that Management is extremely competent in carrying out its duties of data collection and analysis and reporting to the Board thereon.

The Board expects Management to promptly bring to the Board's attention issues that are significant to the Company from a tactical or material point of view together with Management's recommendations on how to best deal with such issues. Management has always met these expectations of the Board and the Board anticipates that Management will continue to do so.

Communications Policy: The Board requires that Management comply with all statutory and regulatory obligations relating to communications with shareholders in particular and the public in general. The Company distributes written reports to shareholders every quarter, and addresses inquiries from shareholders in a timely manner.

Guidelines 2 and 3 - Composition of the Board

> *A majority of the directors should be "unrelated" directors.*

An "unrelated" director is defined in the Guidelines as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from a shareholding in the Company. Where a corporation has a shareholder with the ability to exercise a majority of the votes for the election of the board of directors, a "significant shareholder", then the board should be constituted with a number of directors who are not related to either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder.

The Company does have a significant shareholder: Aurora Platinum Corp. owns approximately 61% of the Company's shares. Therefore, in the Board's analysis, there should be a number of directors who are not related to either the Company or the significant shareholder, which fairly reflects the interest in the Company by shareholders other than the significant shareholder.

The Board of Directors of the Company consists of five directors; one of whom, Daniel G. Innes is "related" to management as well as the Company's significant shareholder, Aurora Platinum Corp., and two of whom, Thomas W. Beattie, and Michael D. Winn, are also "related" to the significant shareholder. Mr. Innes was also instrumental in the reorganization of the Company. The remaining two directors, John G. Paterson and Anthony R. Harvey, are not related to either the Company or the significant shareholder, and in the Company's analysis, fairly reflect the investment in the corporation by shareholders other than the significant shareholder. In view of the stage of development of the Company and its mineral properties and the desire of the principal to actively participate in the growth of the Company, it is the opinion of the Board that the three members of the Board who are not "unrelated" directors do not inhibit the operation of the Board and, in fact, contribute positively to the Board to such an extent that the Company would not be at its current stage of development without the presence of the three related directors.

Guideline 4 – Committee to nominate and assess Directors

> *The Board should appoint a committee of outside directors, a majority of whom are unrelated directors, with responsibility for proposing new nominees for the Board and assessing directors on an ongoing basis.*

The Board of Directors as a whole determines nominations to the Board. The Board is of the view, because of the minimal turnover of directors; current stage of the Company's development; and relatively small size of the Board, that the Board itself is better able to nominate directors than a nominating committee.

Guideline 5 – Process for assessment

> *The Board of Directors should implement a process for assessing the effectiveness of the Board as a whole, its committees and the contribution of individual directors.*

The Board of Directors reviews, on an ongoing basis, the effectiveness of the Board as a whole, the Audit and Compensation Committees, as well as the contribution and effectiveness of individual directors.

With respect to Board performance the Chairman discusses with each of the directors, on an individual basis, that director's contribution to the Board and committees of the Board and any other matters that may be relevant thereto. While the Guidelines recommend that a committee of independent directors assess the effectiveness of members of the Board, it is the view of the Board that in light of its small size and the close and open relationship among the Board members that the formality of a committee would not be as effective as the current arrangement and is therefore unnecessary.

Guideline 6 – Orientation and Education for new Directors

> *The Company should provide an education and orientation program for new members of the Board of Directors.*

The Board has implemented an informal education and orientation program for new members. In particular, the Board ensures that new directors receive the appropriate written materials to fully apprise him or her of the duties and responsibilities of a director, such as recent annual reports,

annual information forms, proxy solicitation materials and various other operating and property reports). In addition, new directors are encouraged to visit and meet with management on a regular basis.

Guideline 7 – Size of the Board of Directors

The Board of Directors should evaluate its size to ensure that it facilitates effective decision-making.

The Board reviews its size each year, and has determined that its number of directors provide a diversity of views and experience, while facilitating effective decision-making.

Guideline 8 –Directors' Compensation

The Board of Directors should review the compensation of directors to ensure that it reflects the responsibilities and risk involved in being an effective director.

Other than stock options to purchase shares of the Company that are granted to the Company's directors from time to time, the Company does not have any formal arrangements pursuant to which directors are remunerated by the Company or its subsidiaries for their services in their capacities as directors. The Board periodically reviews this, based on factors including the Company's status as an exploration-stage company with no regular revenues from operations, as well as the level of responsibility and risk undertaken by an effective director.

Guideline 9 – Board Committees

Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors, although some board committees may include one or more inside directors.

The Board of Directors has appointed two committees: the Audit Committee and the Compensation Committee, which are described below. The Guidelines suggest that all committees be composed of outside (non-management) directors, a majority of whom are also unrelated directors. Except for an audit committee, the details of which are addressed under Guideline 13, there are no requirements under the Company's governing corporate legislation regarding committees of the Board.

The Compensation Committee consists of three directors, one of whom is outside and unrelated director (Anthony R. Harvey) and two of whom are related (Michael D. Winn and Daniel G. Innes). The Committee is responsible for the review of the compensation (including stock options) of the senior Management of the Company and any wholly owned subsidiaries, to report to the Board of Directors on the results of those reviews and to make recommendations to the Board for adjustments to such compensation. The Committee is also responsible for the Report on Executive Compensation set out in the section "Executive Compensation" in the Company's Information Circular.

The Company is not required to, and nor does it have, an executive committee of the Board of Directors.

Guideline 10 – Governance Issues

The Board of Directors should assume responsibility for developing the Company's approach to governance issues.

The Board has determined that the Company will function most effectively if the Board itself, rather

than a committee, addresses matters of corporate governance on a continuing basis. The Board further believes that the duties imposed on Management by the Company's governing corporation legislation as well as the common law, namely, the duties to act honestly, in good faith and in the best interests of the Company and to exercise the care, diligence and skill of a reasonably prudent person, provide the best guidelines regarding corporate governance and would not be improved by the appointment of a committee of directors to oversee corporate governance issues.

Guideline 11 – Position Descriptions for the Directors and CEO

> *The Board of Directors, together with the Chief Executive Officer, should develop descriptions of the positions for the Board and the CEO, including the limits on Management's responsibilities and the objectives to be met by the CEO.*

The Board has not established descriptions of such positions as it feels that they are unnecessary and would not improve the function and performance of either the Board or the CEO. Further, the Board has not set limits on the Management's responsibilities or objectives to be met by the CEO, but believes that such limits and objectives should depend upon the circumstances of each situation and that to formalise these matters would be restrictive and counter-productive.

Guideline 12 - Board Independence of Management

> *The Board of Directors should have appropriate structures and procedures to ensure that it can function independently of management.*

The Chairman of the Board is not independent of Management of the Company, as suggested by the Guidelines, by virtue of the Chairman being deemed by the Company's governing corporate legislation to be a senior officer, and thus, by inference, a member of management. The Board, however, has found that the limitations placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of Management. Under that corporate legislation a director is required to disclose to the Board the nature and extent of any direct or indirect interest of the director in any transaction that the Company proposes to undertake. This would include any interest arising by reason of the director also being a member of the Company's Management. The corporate legislation also provides that a director is deemed not to be interested in any transaction (and, accordingly, may vote on such transaction) where the director's interest arises solely from the fact that the transaction (i) relates to a loan to the Company the repayment of which has been guaranteed by the director or a corporation in which the director has an interest, (ii) is with or for the benefit of a corporation affiliated with the Company of which he is a director or an officer, (iii) relates to an indemnity or insurance for the benefit of the director, or (iv) relates to the remuneration of the director in his capacity as a director. Where the director does have an interest, the director must abstain from voting on the transaction or be liable to the Company for any profit that he or she realizes from the transaction. If the director does not abstain from voting and the transaction was reasonable and fair to the Company at the time it was entered into, the transaction must be approved by the shareholders by a special resolution in order for the director to avoid such liability.

Guideline 13 – Audit Committee

> *The Audit Committee should be composed only of outside directors. It should have direct communication channels with the internal and external auditors.*

The Audit Committee appointed by the Board complies with all applicable statutory requirements, including the relationship of the number of outside directors to inside directors.

The Audit Committee consists of three directors, one of whom is outside and unrelated (Anthony R. Harvey), and two of whom are related (Michael D. Winn, Committee Chairman, and Thomas W. Beattie).

The Audit Committee is responsible for reviewing the Company's interim and annual financial statements before they are reviewed by the Board, the Company's financial reporting procedures and internal controls and the performance of the Company's auditors. Such reviews are carried out with the assistance of the Company's auditors and the Company's senior financial Management.

Guideline 14 – Outside Advisers

The Board of Directors should implement a system that enables an individual director to engage an outside adviser at the Company's expense, in appropriate circumstances and subject to approval of an appropriate committee of the Board.

The Board has not formally established a system that enables an individual director to engage an outside adviser at the Company's expense with respect to matters requiring a director's approval, however, it does not anticipate that, in the appropriate circumstances, it would have any objection to such an engagement.

STATEMENT OF EXECUTIVE COMPENSATION

The following disclosure is presented in accordance with the regulations made pursuant to applicable regulatory policies. This table sets out all compensation paid to the Company's Chief Executive Officer and the Company's four highest paid executive officers other than the Chief Executive Officer, if the compensation paid to each such officer exceeded $100,000 per year, (collectively the "Named Executive Officers").

Compensation Summary

The following table discloses the compensation paid by the Company, during the previous three financial years to the Named Executive Officers:

SUMMARY COMPENSATION TABLE - NAMED EXECUTIVE OFFICERS

		Annual Compensation			Long-term Compensation (1)(2)		
					Awards		
Name & Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options (#) Granted	Restricted Shares or Share Units ($)	All Other Compensation ($)
John G. Paterson (3)(4)(5)	2002	nil	nil	nil	600,000	nil	nil
Former President & CEO	2001	n/a	n/a	n/a	n/a	n/a	n/a
	2000	n/a	n/a	n/a	n/a	n/a	n/a
Daniel G. Innes (4)(6)(7)	2002	nil	nil	3,000 (8)	600,000	nil	nil
President & CEO	2001	n/a	n/a	n/a	n/a	n/a	n/a
	2000	n/a	n/a	n/a	n/a	n/a	n/a
Eric D. Pinkney (9)	2002	nil	nil	nil	nil	nil	nil
Former President & CEO	2001	n/a	n/a	n/a	n/a	n/a	n/a
	2000	n/a	n/a	n/a	n/a	n/a	n/a
Clive Brookes (10)	2002	nil	nil	nil	nil	nil	nil
Former President & CEO	2001	nil	nil	15,000 (11)	nil	nil	nil
	2000	nil	nil	12,000 (11)	nil	nil	nil

(1) The Company did not grant any Stock Appreciation Rights ("SAR"). SAR means a right, granted by the Company as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue of securities based wholly or in part on changes in the trading price of publicly traded securities.

(2) The Company did not have any Long-Term Incentive Plans ("LTIP"). LTIP means any plan providing compensation intended to serve as incentive for performance to occur over a period longer than one financial year, whether the

performance is measured by reference to financial performance of the Company or an affiliate of the Company, the price for the Company's securities, or any other measure, but does not include option plans, SAR plans or plans for compensation through restricted shares or restricted share units.

(3) Mr. Paterson was President and CEO of the Company from December 17, 2002 to January 14, 2003.

(4) A Director of the Company.

(5) Mr Paterson also received compensation from Superior Diamonds Inc., a non-subsidiary affiliate of the Company, in the amount of $15,000 and 600,000 stock options.

(6) Mr. Innes was appointed President and CEO of the Company on January 14, 2003.

(7) Mr. Innes also received compensation from Superior Diamonds Inc., a non-subsidiary affiliate of the Company, in the amount of $4,500 and 600,000 stock options.

(8) Paid to D.G. Innes and Associates Ltd., a private consulting company controlled by Mr. Innes.

(9) Mr. Pinkney was President and CEO of the Company from February 2002 to December 17, 2002.

(10) Mr. Brookes ceased to be President and CEO of the Company in February 2002.

(11) These amounts were paid to various non-reporting companies, which are wholly owned and controlled by Mr. Brookes for management services provided. In addition, a wholly owned non-reporting company controlled by Mr. Brookes charged $6,000 for office services and rent.

Options and SAR's

The Board of Directors of the Company established and shareholders approved an incentive stock option plan (the "Plan"). The purpose of the Plan is to attract and motivate directors, officers and employees of and service providers to the Company and thereby advance the Company's interests by affording such persons with an opportunity to acquire an equity interest in the Company through stock options. The Plan complies with the Exchange's policies.

The following table discloses the particulars of options to purchase common shares or stock appreciation rights ("SAR's") granted by the Company during the preceding financial year to the Named Executive Officers:

OPTION/SAR [1] GRANTS TO NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise Or Base Price ($/Security)	Market Value Of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
John G. Paterson	600,000	19.41%	0.24	0.24	December 16, 2007
Daniel G. Innes	600,000	19.41%	0.24	0.24	December 16, 2007
Eric D. Pinkney	nil	Nil	n/a	Nil	n/a
Clive Brookes	nil	Nil	n/a	Nil	n/a

(1) No SAR's were granted.

The following table discloses the particulars of stock options of the Company, exercised during the last financial year by the Named Executive Officers:

OPTION/SAR EXERCISES BY NAMED EXECUTIVE OFFICERS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES [1]

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at December 31, 2002 (#) Exercisable/Unexercisable	Value of Unexercised In the Money Options At December 31, 2002 [2] ($) Exercisable/Unexercisable
John G. Paterson	Nil	n/a	600,000/nil	426,000/ nil
Daniel G. Innes	nil	n/a	600,000/nil	426,000/nil
Eric D. Pinkney	nil	n/a	nil/nil	nil/nil
Clive Brookes	nil	n/a	nil/nil	nil/nil

(1) No SAR's were exercised.

(2) Value is the product of the number of shares multiplied by the difference between the closing market price on the relevant date and the exercise price.

Options and SAR Repricings

None of the options granted by the Company were repriced during the most recently completed financial year. The Company has never granted any SAR's.

Pension Plans

The Company does not have any pension plans or long-term incentive plans.

Consulting and Management Agreements

The Company has entered into a contract with each of the Named Executive Officers, or such company wholly owned or controlled by the Named Executive Officer, and the compensation paid pursuant to such contract is listed in the Summary Compensation Table. None of the contracts provides for any financial payment upon termination.

Composition of the Compensation Committee

The Board of Directors has established a Compensation Committee consisting of three directors of the Company: Anthony R. Harvey, Michael D. Winn and Daniel G. Innes. The Compensation Committee's Report on Executive Compensation is as follows:

> *In determining the level of remuneration of the executive officers, the committee considered a number of factors. As the Company does not have any cash flow from operations the executive compensation, including the compensation of the CEO, could not be tied to the revenues, net income or other traditional measures of the corporate performance of the Company. Therefore, the primary consideration was the committee's determination of what level of remuneration was necessary to retain individuals having the experience and ability of the current executive officers. Some emphasis was also placed on the fact that the executive officers may have received stock options from the Company. The Company does not have or grant to executive officers or other employees SAR's, restricted shares, restricted share units and other incentive plans, or long-term compensation programs.*

Compensation of Directors and Senior Officers

Other than stock options to purchase shares of the Company that are granted to the Company's directors from time to time, the Company does not have any formal arrangements pursuant to which directors are remunerated by the Company for their services in their capacities as directors. The only other compensation paid to directors was in the form of consulting fees and is disclosed in the Summary Compensation Table – Named Executive Officers.

During the financial year ended December 31, 2002, the aggregate direct remuneration paid or payable by the Company to its directors was $9,950.

Indebtedness of Directors and Officers

None of the current or former directors, executive officers or senior officers of the Company or persons who were directors, executive officers or senior officers of the Company at any time during the Company's last completed financial year, none of the proposed nominees for election as directors of the Company and none of the associates of such persons are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year. Furthermore, none of such persons were indebted to a third party during such period where their

indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

Performance Graph

The following graph compares the yearly percentage change in the Company's cumulative total shareholder return on its common shares (being the percentage increase (or decrease) in the trading price of its common shares on a yearly basis based on an investment in the Company's shares on December 31, 1997 with the cumulative total shareholder return of the TSX Venture Exchange Composite Index. For comparison purposes it is assumed that $100 had been invested in the Company's shares and in the securities contained in such Index on December 31, 1997. On November 29, 1998 the Vancouver Stock Exchange merged with the Alberta Stock Exchange to form the Canadian Venture Exchange and in early 2002 merged with the TSE to form the TSX Venture Exchange a part of the TSX Group of Companies.


Company
TSX Venture Composite Index
Dollars
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	Dec.31,1997	Dec.31,1998	Dec.31,1999	Dec.31,2000	Dec.31,2001	Dec.31,2002
Company share price (1)	$1.38	$0.93	$1.20	$1.20	$0.12	$0.95
Company Index	100.00	67.39	86.95	86.95	8.69	68.84
TSX Venture Composite Index	100.00	64.06	377.93	467.95	167.60	173.66
Actual TX Venture Composite Index	618.48	396.25	2,337.45	2,894.21	1,036.59	1,074.08

(1) The Company's issued and authorized capital was consolidated on a one new for three old shares basis on June 25, 2002 and for comparison purposes share prices for the years 1997, 1998, 1999, 2000 and 2001 are quoted on a post-consolidation basis.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the directors or senior officers of the Company, nor any proposed nominee for election as a director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction not otherwise disclosed herein which, in either case, has or will materially affect the Company, except as disclosed herein.

MANAGEMENT CONTRACTS

Management services for the Company are not, to any material degree, performed by persons other than the senior officers of the Company. Some senior officers provide these services pursuant to management contracts (see "Executive Compensation – Consulting and Management Agreements").

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, of Suite 2800, 1055 Dunsmuir Street, Vancouver, British Columbia, as auditors for the Company to hold office until the next Annual Meeting of the shareholders. Deloitte & Touche were initially appointed auditors of the Company in 2002.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Other Matters

Management is not aware of any matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the Proxy.

DIRECTORS' APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular to the shareholders of the Company have been approved by the Board of Directors of the Company.

DATED at Vancouver, B.C.
this 14th day of April 2003

Thomas W. Beattie
Director

ALBERTA CERTIFICATE

The foregoing contains no untrue statement of a material fact (as defined in the *Securities Act* (Alberta), as amended) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it is made.

DATED at Vancouver, B.C.
this 14th day of April 2003

Daniel G. Innes
President and C.E.O.

Parkash K. Athwal
Chief Financial Officer

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9
Tel: 604.661.9400
Fax: 604.683.3694

March 20, 2003

To: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Subject: Lake Shore Gold Corp.

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	: Annual General
2.	Class of Securities Entitled to Receive Notice	: Common
3.	Class of Securities Entitled to Vote	: Common
4.	CUSIP Number	: 510728108
5.	Record Date for Notice	: April 22, 2003
6.	Record Date for Voting	: April 22, 2003
7.	Beneficial Ownership Determination Date	: April 22, 2003
8.	Meeting Date	: June 04, 2003
9.	Meeting Location	: Vancouver
10.	Business	: Routine

Yours Truly

COMPUTERSHARE TRUST COMPANY OF CANADA

"Karen Patrus"
Assistant Account Manager
Stock Transfer Dept., Client Services
Tel: 604.661.9504
Fax:604.683.3694

March 19, 2003

The British Columbia Securities Commission
The Alberta Securities Commission
The Yukon Securities Commission

Dear Sirs:

Re: Lake Shore Gold Corp. (the "Company")

We advise the following with respect to the upcoming Meeting of Shareholders for the above Company:

Meeting Type:	Annual General Meeting
Security Description of Voting Issue:	Common shares
CUSIP Number:	510728 10 8
Record Date:	April 22, 2003
Meeting Date:	June 4, 2003

Yours truly,

LAKE SHORE GOLD CORP.

"Thomas W. Beattie"

Thomas W. Beattie
Director

/sh

cc: TSX Venture Exchange

DuMOULIN BLACK

BARRISTERS & SOLICITORS

W. DAVID BLACK
SARGENT H. BERNER
KENNETH W. BALL
COREY M. DEAN
C. BRUCE SCOTT
STEPHEN TONG
CHRISTINE E. COLEMAN
GEORGE R. BRAZIER
BRIAN C. IRWIN
CHERI L. PEDERSEN
KENNETH L.H. EMBREE
MARY P. COLLYER
PATRICIA D. SANDBERG
JEROME D. ZISKROUT
associate counsel

10TH FLOOR, 595 HOWE STREET
VANCOUVER, CANADA
V6C 2T5

TELEPHONE No. (604) 687-1224

TELECOPIER No. (604) 687-8772

FILE NO. 363001
DIRECT LINE (604) 602-6817
EMAIL psandberg@dumoulinblack.com

October 8, 2002

DELIVERED BY SEDAR

British Columbia Securities Commission
701 Georgia Street West 9th Floor
PO Box 10142 Pacific Centre
Vancouver BC V7Y 1L2

Attention: Statutory Filings

Dear Sirs/Madam:

**Re: Consolidated Takepoint Ventures Inc. (the "Company")
Annual General and Special Meeting 2002**

In connection with the Company's annual general meeting we advise as follows:

Date of Meeting:	December 3, 2002
Record Date:	October 29, 2002
Mailing Date:	October 31, 2002

Yours truly,

DuMOULIN BLACK

Per: *"Patricia Sandberg"*
Patricia Sandberg

PDS/cml
c.c. TSX Venture Exchange
cc: Alberta Securities Commission, Attention: Statutory Filings

Proxy

ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF CONSOLIDATED TAKEPOINT VENTURES LTD. (the "Company")

TO BE HELD AT #1650, 701 West Georgia St.
Vancouver, BC

ON DECEMBER 3, 2002, AT 10:00 AM (local time)

The undersigned member ("Registered Shareholder") **of the Company hereby appoints,** Anthony R. Harvey, a Director of the Company, or failing this person, Aris Morfopoulos, Administrator of the Company, or in the place of the foregoing, ____________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

ANNUAL MEETING MATTERS		For	Against
1.	Fix the number of directors at five.	______	______
		For	Withhold
2.	Elect as Director, Eric D. Pinkney.	______	______
3.	Elect as Director, Kevin K. R. Winter.	______	______
4.	Elect as Director, Anthony Harvey.	______	______
		For	Against
5.	Appoint the auditors for the ensuing year and authorize the directors to fix the auditors' remuneration.	______	______
SPECIAL MEETING MATTERS		______	______
6.	Approve the Acquisition of the Mineral Assets in exchange for 13,000,000 shares and 550,000 warrants.	______	______
7.	Approve a change of name to "Lake Shore Gold Corp." and a corresponding amendment of the Company's Articles.	______	______
8.	Appoint Deloitte & Touche LLP as auditors effective at the Acquisition closing and authorize the Directors to fix the auditors' remuneration.	______	______
9.	Approve an increase of the authorized capital to an unlimited number of common shares and a corresponding amendment of the Company's Articles.	______	______
10.	Approve certain amendments to the bylaws.	______	______
11.	Ratify and approve the stock option plan and to authorize a maximum of 4,246,373 Shares be issuable under the plan.	______	______
12.	Authorize the directors to decide when and whether to proceed with the transactions described above.	______	______
13.	Transact such other business as may properly come before the Meeting.	______	______

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ______________________________

Please Print Name: ______________________________

Date: ______________________________

Number of Shares Represented by Proxy: ______________________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE REGISTERED SHAREHOLDER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** it is deemed to be dated on the date it was mailed to you.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of ***CIBC Mellon Trust Company*** *by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of* ***CIBC Mellon Trust Company*** *is 1066 West Hastings Street, Suite 1600, Vancouver British Columbia V6E 3X1 and its fax number is (604) 688-4301.*

CIBC Mellon

November 7, 2002

To the Following Securities Commission(s):

BC Securities Commission
Alberta Securities Commission

To the Following Stock Exchange(s):

TSX Venture Exchange

Dear Sirs:

RE: Consolidated Takepoint Ventures Ltd.

The material as listed below was sent by prepaid mail to all Registered Shareholders of the above-mentioned Company on the 7th day of November 2002.

However, we have not mailed material to Shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

A) Notice of Annual General and Special Meeting of Shareholders
B) Information Circular and Consolidated Financial Statements for the Year Ended June 30, 2002
C) Report to Shareholders
D) Schedule B – Supplementary Information for the Year Ending June 30, 2002
E) Proxy
F) Supplemental Mail Return Card

Yours very truly,

CIBC MELLON TRUST COMPANY

"Gilda Brombal
Account Officer
Client Services

/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9

CONSOLIDATED TAKEPOINT VENTURES LTD.
P.O. Box 48778, Bentall Station
Vancouver, British Columbia V7X 1A6
TELEPHONE:(604) 721-2650 FACSIMILE:(604) 721-2650

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the "**Meeting**") of shareholders ("**Shareholders**") of Consolidated Takepoint Ventures Ltd. (the "**Company**") will be held at #1650, 701 West Georgia St, Vancouver, British Columbia, on Tuesday, December 3, 2002 at the hour of 10:00 a.m. (local time) for the following purposes, all as more fully set out in the Information Circular accompanying this notice:

1. receive and consider the report of the directors and the financial statements of Takepoint together with the auditor's report thereon for the financial year ended June 30, 2002;

2. fix the number of directors at five (5);

3. elect directors for the ensuing year;

4. appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors;

5. approve, by ordinary resolution (the "**Acquisition Resolution**"), with or without variation, the acquisition (the "**Acquisition**") by the Company of certain mineral claims and information (the "**Mineral Assets**") owned by Aurora Platinum Corp. ("**Aurora**") pursuant to an agreement dated for reference September 15, 2002 (the "**Acquisition Agreement**") with Aurora, in exchange for the issuance to Aurora by the Company of 13,000,000 common shares and 550,000 share purchase warrants which will constitute a change of control of the Company;

6. approve, by special resolution (the "**Name Change Resolution**"), with or without variation, a change of name (the "**Name Change**") of the Company to "Lake Shore Gold Corp." or such other name as may be acceptable to the Directors, the Registrar of Corporations (Yukon) and the TSX Venture and to approve an amendment of the Company's articles to reflect the new name;

7. approve, by ordinary resolution (the "**Change of Auditor Resolution**") a proposed change of the Company's auditor from G. Ross McDonald, CA to Deloitte & Touche LLP and authorize the Directors to fix the auditors' remuneration;

8. approve, by special resolution (the "**Increased Capital Resolution**"), with or without variation, an increase in the authorized capital (the "**Increased Capital**") of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value and to approve an amendment of the Company's articles to reflect the Increased Capital;

9. approve by Special Resolution, certain amendments to the Company's bylaws (the "**Bylaws**") (the "**Bylaw Resolution**");

10. ratify, confirm and approve by ordinary resolution (the "**Stock Option Resolution**") the adoption of the Company's stock option plan (the "**2002 Plan**") and to authorize a maximum of 4,246,373 Shares of the Company be issuable pursuant to options granted thereunder;

11. authorize the Directors of the Company to decide when and whether or not to proceed with the Acquisition and the Related Transactions (as defined in the Information Circular), in their sole discretion; and

12. transact such further or other business as may properly come before the Meeting and any adjournment thereof.

Accompanying this Notice is Report of the Directors, an Information Circular (which includes the full text of the above resolutions) and a form of Proxy. Shareholders unable to attend the Meeting in person should read the notes to the enclosed Proxy and complete and return the Proxy to the Transfer Agent, CIBC Mellon Trust Company, by mail or delivery to Suite 1600 - 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1 or by facsimile to (604) 688-4301 to the attention of Proxy Department no later than 48 hours prior to the commencement of the Meeting.

The enclosed Proxy is solicited by management of Consolidated Takepoint Ventures Ltd. and you may amend it, if you wish, by inserting in the space provided the name of the person you wish to represent you as proxyholder at the Meeting.

DATED at Vancouver, British Columbia as of this 15th day of October, 2002.

"Anthony R. Harvey"
Anthony R. Harvey, Director

Shareholders who are unable to attend the Meeting are requested to date, sign and return their form of proxy in the enclosed envelope.

04 JAN 22 AM 7:21

The TSX Venture Exchange has not in any way passed upon the merits of the transactions described herein and any representation to the contrary is an offence.

INFORMATION CIRCULAR

for

ANNUAL GENERAL AND SPECIAL MEETING

of

CONSOLIDATED TAKEPOINT VENTURES LTD.

P.O. Box 48778, Bentall Station
Vancouver, British Columbia V7X 1A6

TELEPHONE:(604) 721-2650
FACSIMILE:(604) 721-2650

All information in this Information Circular is presented as of October 15 unless otherwise stated herein.

TABLE OF CONTENTS

Page

SUMMARY iii
Times, Date, and Place of Meeting iii
Purpose of the Meeting iii
GLOSSARY OF TERMS vii
CURRENCY x
GLOSSARY OF MINING TERMS xi
INFORMATION CIRCULAR 1
Solicitation of Proxies 1
Appointment of Proxyholder 1
Revocability of Proxy 1
Exercise of Vote by Proxy 2
Advice to Beneficial Shareholders 2
Interest Of Certain Persons In Matters To Be Acted Upon 3
Record Date, Voting Shares and Principal Holders of Voting Securities 3
ANNUAL GENERAL MEETING MATTERS 4
Election of Directors 4
Executive Compensation 4
Conflicts Of Interest 6
Yukon Business Corporations Act Disclosure 7
Interest of Management and Others in Material Transactions 7
Management Contracts 7
Indebtedness to Takepoint of Directors, Executive Officers and Senior Officers 8
Appointment of Auditor 8
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON 8
Acquisition of Mineral Assets from Aurora Platinum Corp. 8
Terms of the Acquisition 8
The Mineral Assets 10
AEM Exploration Project 11
Change of Control 20
Recommendation of the Directors 20
Risk Factors 21
Acquisition Resolution 25
Approval of Name Change 25
Approval of Change of Auditor 26
Approval of Increased Capital 26
Bylaws Resolution 26
Approval of Stock Option Plan 27
Authorization of Directors' Discretion 28
DESCRIPTION OF TAKEPOINT 29

Name and Incorporation 29
Intercorporate Relationships 29
General Development of the Business – Three Year History 29
Significant Acquisitions and Dispositions 29
Trends 30
Management Discussion and Analysis 31
Financial Condition, Liquidity and Capital Resources 32
Dividend Policy 32
Authorized and Issued Share Capital 32
Share and Loan Capital 32
Fully Diluted Share Capital 33
Public and Insider Ownership 33
Options and Other Rights to Purchase Shares 33
Prior Sales 35
Stock Exchange Price 36
Existing and Proposed Directors and Officers 36
Other Reporting Issuers 39
Performance Shares or Escrow Securities 41
Resale Restrictions 42
Principal Holders of Voting Securities 42
Available Funds 42
Principal Purposes 42
Private Placement 43
Investor Relations 43
Relationship Between Takepoint and Professional Persons 43
Legal Proceedings 44
Auditors 44
Registrar and Transfer Agents 44
Material Contracts 44
Other Material Facts 45
Information and Approvals 45
CERTIFICATE 46
SCHEDULE A: TAKEPOINT FINANCIAL STATEMENTS
SCHEDULE B: CHANGE OF AUDITOR REPORTING PACKAGE

SUMMARY

The following is a summary of certain information contained elsewhere in this Information Circular including the schedules hereto. Certain capitalized terms used in this summary are defined elsewhere in this Information Circular. This summary is qualified in its entirety by the more detailed information appearing or referred to elsewhere herein. Additional information, including financial statements, will be distributed by Takepoint from time to time as part of Takepoint's continuous disclosure requirements under applicable securities legislation. This additional information may be more current than that contained in this Information Circular. Shareholders may obtain such information from Takepoint.

Times, Date, and Place of Meeting

The Annual General and Special Meeting (the "**Meeting**") of Takepoint will be held on December 3, 2002 at 10 a.m. (Vancouver time), at 1650 – 701 West Georgia Street, Vancouver, British Columbia, V7X 1C6.

Purposes of the Meeting

This Information Circular is furnished in connection with the solicitation of proxies by management of Takepoint for use at the Meeting.

At the Meeting, Shareholders will be asked to:

Annual General Meeting Matters

1. receive and consider the report of the directors and the financial statements of Takepoint together with the auditor's report thereon for the financial year ended June 30, 2002;
2. fix the number of directors at five (5);
3. elect directors for the ensuing year;
4. appoint the auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors;

Special Meeting Matters

5. approve the Acquisition, pursuant to which Takepoint will acquire the Mineral Assets and Aurora will acquire the Acquisition Securities;
6. approve the Name Change to "Lake Shore Gold Corp." and the alteration of Takepoint's Articles accordingly;
7. approve the Change of Auditor from G. Ross McDonald, CA to Deloitte & Touche LLP and authorize the Directors to fix the remuneration for the new auditor;
8. approve the Increased Capital and the alteration of Takepoint's Articles accordingly;
9. ratify and approve the Bylaw Amendments;

10. approve the 2002 Plan under which a maximum of 4,246,373 common shares of Takepoint would be issuable pursuant to options granted thereunder;

11. approve an ordinary resolution allowing the Directors of Takepoint to decide when and whether or not to proceed with the Acquisition and the Related Transactions (as hereinafter defined), in their sole discretion; and

12. approve such other matters as may properly come before the Meeting.

Together resolutions 1 – 4 are referred to as the "**Annual General Meeting Matters**". See "Annual General Meeting Matters" herein. The TSX Venture Exchange ("**TSX Venture**") had not conditionally accepted the Acquisition and Related Transactions as of the date of this Information Circular and all the transactions contemplated herein are subject to TSX Venture approval.

The Acquisition

Aurora, a Tier 1 TSX Venture listed company, and Takepoint have entered into the Acquisition Agreement dated for reference September 15, 2002 regarding Takepoint's acquisition of the Mineral Assets described below in exchange for Takepoint issuing to Aurora the Acquisition Securities. The transaction will constitute a reverse takeover transaction (an "**RTO**") of Takepoint under the policies of the TSX Venture as Aurora will acquire control of Takepoint. The Acquisition Securities will be subject to escrow restrictions in accordance with the policies of the TSX Venture, as well as resale restrictions applicable to control persons under applicable securities laws. See "Particulars of Other Matters to Be Acted Upon – (a) Acquisition of Mineral Assets from Aurora Platinum Corp. -Terms of Acquisition" and "Description of Takepoint - Performance Shares and Escrow Shares". See also the Takepoint Financial Statements attached as Schedule "A" hereto.

The Mineral Assets are comprised of (a) interests in 72 claim blocks (covering 940 hectares) staked by Aurora in an area of northern Ontario (the "**Mineral Claims**"), and (b) rights to receive certain proprietary geophysical, geological and structural information (the "**Mineral Information**") based on independent analysis received by Aurora of certain geological information. Takepoint will have the non-exclusive right to all exploration and development rights for all metals and minerals except kimberlites and diamonds in the area (the "**Area of Interest**") covered by the Acquisition Agreement. A 1.5% net smelter return royalty is payable to a third party, to a maximum royalty of $2.5 million per mine developed and the third party retains certain back-in rights (the "**Inco Back-In Rights**"). See "Particulars of other Matters to be Acted Upon – (a) Acquisition of Mineral Assets from Aurora Platinum Corp. - The Mineral Assets".

Takepoint is currently an active issuer whose common shares ("**Shares**") have been halted from trading on the TSX Venture as a result of the RTO.

Upon completion of the RTO, it is expected that all of the directors of Takepoint (nominated for election at the Annual General Meeting), except Anthony Harvey, will resign from the Board of Directors of Takepoint, and that new directors and officers will be appointed. See "Particulars of Other Matters to Be Acted Upon – (a) Acquisition of Mineral Assets from Aurora Platinum Corp." and "Description of Takepoint – Existing and Proposed Directors and Officers".

Upon completion of the Acquisition and the Private Placement (as hereinafter defined), it is expected that Aurora will hold approximately 61.23% of the outstanding Shares and 44.28% of the outstanding Shares on a fully diluted basis. See "Particulars of Other Matters to Be Acted Upon – (a) Acquisition of Mineral Assets from Aurora Platinum Corp. - Change of Control" for additional information about Aurora.

The Acquisition is subject to a number of specified conditions, including the approval or acceptance of the Acquisition by the Shareholders of Takepoint and the TSX Venture, and completion of the Private Placement. At the Closing, Takepoint will grant to Aurora a right (the "**Anti-Dilution Right**") to participate in all equity financings of Takepoint (including financings of securities convertible directly or indirectly into equity securities) to at least the extent required to allow Aurora to maintain a 58% equity interest in Takepoint so long as Aurora holds at least 20% of the issued Shares. On or before Closing, Takepoint will also execute a form of confidentiality agreement (the "**Confidentiality Agreement**") respecting confidential information that it may receive pursuant to the Acquisition Agreement. See "Particulars of Other Matters to Be Acted Upon – (a) Acquisition of Mineral Assets from Aurora Platinum Corp. - Terms of Acquisition". It is anticipated that the Acquisition will become effective prior to December 31, 2002 (the "**Termination Date**") unless otherwise extended by agreement of Takepoint and Aurora.

The directors of Takepoint have reviewed the Acquisition Agreement and concluded that the transactions contemplated by the Acquisition Agreement are fair and reasonable and in the best interests of Takepoint. See "Particulars of Other Matters to Be Acted Upon – (a) Acquisition of Mineral Assets from Aurora Platinum Corp. - Recommendation of the Directors".

Risk Factors

Takepoint, and thus the securities of Takepoint, should be considered highly speculative investments and the transactions contemplated herein should be considered of a high-risk nature. Shareholders should carefully consider all of the information disclosed in this Information Circular prior to voting on the matters being put before them under this Information Circular, including the following risk factors:

1. **If the Acquisition completes, Takepoint will have a non-exclusive right to conduct exploration and stake claims in the Area of Interest. Other parties, including Inco and Aurora, have the legal right to stake or otherwise acquire claims within the Area of Interest. If other parties stake or otherwise acquire mineral claims in the Area of Interest, Takepoint will not be able to stake the same mineral claims, will not be entitled to any compensation in lieu thereof and will be deprived of any benefit under the Acquisition Agreement in respect thereof.**

2. **The Mineral Assets exclude any rights to explore or develop kimberlite/diamond targets. If Takepoint stakes or otherwise acquires claim(s) that contains *in situ* kimberlites/diamonds (a "Kimberlite Claim"), Takepoint is required to notify Aurora of such claim. Aurora may elect to acquire the Kimberlite Claim(s) in exchange for reasonable staking or acquisition costs.**

3. **If one or both of the Inco Agreements terminates before the expiry of the Evaluation Periods as hereinafter defined, it may not be possible for Aurora's independent geophysicist to complete the interpretation of the AEM Data and deliver the Mineral Information to Takepoint.**

See "Particulars of Other Matters to Be Acted Upon – (a) Acquisition of Mineral Assets from Aurora Platinum Corp. - Risk Factors".

Private Placement and Use of Proceeds

Concurrent with, and part and parcel of, the acquisition of the Mineral Assets and the RTO, Takepoint proposes to complete a private placement (the "**Private Placement**") to raise up to $1 million through the sale of up to 5,555,556 units (the "**Units**") at $0.18 per Unit. The proceeds of the Private Placement will be applied to initial exploration work on the Mineral Assets to be acquired from Aurora, and for general

corporate purposes. Haywood Securities Inc. has agreed to act as agent (the "**Agent**") on the Private Placement and will receive a cash commission of 7.5% of the gross proceeds and agent's warrants (the "**Agent's Warrants**") equal to 10% of the Units sold. The Private Placement is subject to entering into a formal Agency agreement and TSX Venture acceptance. See "Description of Takepoint - Principal Purposes" and "Description of Takepoint - Private Placement".

THE ACQUISITION SHARES TO BE ISSUED IN CONNECTION WITH THE ACQUISITION AND THE UNITS TO BE ISSUED IN CONNECTION WITH THE PRIVATE PLACEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITY OF ANY STATE PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Related Resolutions

Shareholders will be asked to consider and, if thought fit, to pass the following resolutions:

1. a special resolution changing Takepoint's name to "Lake Shore Gold Corp." or to such other name as determined by the directors and acceptable to the Registrar of Corporations for the Yukon Territory and the TSX Venture and altering the Company's Articles accordingly; and

2. an ordinary resolution changing Takepoint's auditor to Deloitte & Touche LLP, which is also Aurora's auditor, so as to minimize duplication of auditing requirements and reduce costs, and authorizing the Directors to fix the new Auditor's remuneration.

3. a special resolution increasing Takepoint's authorized capital from 100,000,000 common shares without par value to an unlimited number of common shares without par value and altering the Company's Articles accordingly.

4. a special resolution ratifying and approving the Directors' resolution approving certain amendments to the Bylaws respecting the signature of documents by the Directors and amending certain provisions respecting Directors and Shareholders Meetings.

5. an ordinary resolution authorizing the directors of Takepoint to decide when and whether or not to proceed with the Acquisition and the Related Transactions, in their sole discretion.

See "Particulars of Other Matters to be Acted Upon – Approval of Name Change, Approval of Increased Capital, Approval of Change of Auditor, Bylaws Resolution and Authorization of Directors' Discretion".

Stock Option Resolution

Takepoint Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution authorizing Takepoint to proceed with the 2002 Plan. See "Particulars of Other Matters to be Acted Upon – Approval of Stock Option Plan".

GLOSSARY OF TERMS

In this Information Circular, unless there is something in the subject matter or context inconsistent therewith, the following capitalized words and terms shall have the following meanings:

Acquisition	The acquisition by Takepoint of the Mineral Assets in exchange for the Acquisition Securities.
Acquisition Agreement	The Acquisition Agreement dated for reference September 15, 2002 between Aurora and Takepoint.
Acquisition Resolution	The ordinary resolution of the Shareholders to approve the Acquisition and RTO.
Acquisition Securities	The Acquisition Shares and the Acquisition Warrants.
Acquisition Shares	The 13,000,000 Shares to be issued to Aurora, together with the Acquisition Warrants, in exchange for the Mineral Assets pursuant to the Acquisition.
Acquisition Warrants	The 550,000 share purchase warrants to be issued to Aurora, together with the Acquisition Shares, in exchange for the Mineral Assets pursuant to the Acquisition, each such Acquisition Warrant entitling the holder to purchase one Share at $0.24 per Share for a period of two years from the Closing Date.
AEM Data	The airborne electromagnetic and ground follow-up data delivered or deliverable to Aurora by Inco Limited pursuant to the Inco Agreements.
Agent	Haywood Securities Inc.
Agent's Warrants	The compensation warrants to be issued to the Agent as part consideration for the services of the Agent in connection with the Private Placement, such warrants entitling the Agent to purchase Shares equal to up to 10% of the Units sold, for a period of one year at a price of $0.24 per Share.
Annual General Meeting Matters	The resolutions and matters set out in Items 1 – 4 of the Notice of Meeting.
Anti-Dilution Agreement	The form of agreement evidencing the Anti-Dilution Right.
Anti-Dilution Right	The right of Aurora to maintain a 58% equity interest in Takepoint as more specifically described under "Particulars of Other Matters to be Acted Upon – Terms of the Acquisition".
Area of Interest	The approximately 33,000 kilometres in northwestern Ontario more particularly described under "Particulars of Other Matters to be Acted Upon – AEM Exploration Project".

ASC	Alberta Securities Commission.
Aurora	Aurora Platinum Corp.
BCSC	British Columbia Securities Commission.
Bylaws Amendments	The proposed amendments to the Bylaws described under "Particulars of Other Matters to be Acted Upon – Bylaws Resolution".
Bylaws Resolution	The special resolution to be passed by Shareholders ratifying and approving the Bylaws.
Change of Auditor Resolution	The ordinary resolution to be passed by Shareholders approving the proposed change of Takepoint's auditor from G. Ross McDonald, CA to Deloitte & Touche LLP after the Closing Date.
Closing	The closing of the Acquisition.
Closing Date	The date of Closing of the Acquisition, expected to be the 2nd business day following receipt of all required Regulatory Approvals, being no later than the Termination Date.
Company	Takepoint
Confidentiality Agreement	The form of confidentiality agreement to be executed by Takepoint respecting confidential information which may be provided to it in connection with the Acquisition.
Evaluation Period	Either the five year evaluation period commencing April 1, 2000 under the Inco 2000 Agreement or the five year evaluation period commencing April 1, 2002 under the Inco 2002 Agreement, as applicable.
Inco	Inco Limited
Inco 2000 Agreement	The agreement dated December 18, 2000 between Inco and Aurora as amended October 31, 2001.
Inco 2002 Agreement	The agreement dated April 1, 2002 between Inco and Aurora.
Inco Agreements	Collectively, the Inco 2000 Agreement and the Inco 2002 Agreement.
Inco Back-In Rights	The rights of Inco under the Inco Agreements to purchase any nickel, copper and platinum group metals concentrates produced from any "Mineral Property" (as defined in the Inco Agreements), and to elect on or before the termination of an Evaluation Period to acquire an interest in said Mineral Property.

Increased Capital	The proposed increase in the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value and the corresponding amendment to the Company's Articles.
Increased Capital Resolution	The Special Resolution of the Shareholders to approve the Increased Capital.
Kimberlite Claim	A claim staked or otherwise acquired by Takepoint within the Area of Interest that contains *in situ* kimberlites/diamonds
Meeting	The annual general and special meeting of Shareholders for the purpose of approving the Annual General Meeting Matters, the Bylaws Resolution, the Acquisition, the Related Transactions, the 2002 Plan and the other matters proposed by management at the Meeting to be held at 10:00 a.m. (Vancouver time) on December 3, 2002.
Mineral Assets	The Mineral Information and the Mineral Claims.
Mineral Claims	The 72 staked mineral claims covering 940 hectares in northwestern Ontario as described more particularly in the Acquisition Agreement.
Mineral Information	The interpretation by a geophysicist independent of Aurora of the AEM Data, certain structural information regarding the Area of Interest and geological information regarding the Area of Interest, but excluding the AEM Data itself.
Name Change	The proposed change of name of Takepoint from "Consolidated Takepoint Ventures Ltd." to "Lake Shore Gold Corp." and the corresponding amendment to the Company's Articles.
Name Change Resolution	The Special Resolution of the Shareholders to approve the Name Change.
New Stock Options	The 4,246,373 stock options to be issued pursuant to the 2002 Plan, if approved, at the Closing.
Private Placement	The private placement of Units of Takepoint to raise up to CDN$1,000,000.
PP Warrant	Up to 2,777,778 share purchase warrants to be issued pursuant to the Private Placement, each such Warrant entitling the holder to purchase one Share at $0.36 per Share for a period of one year from the closing of the Private Placement.
Record Date	October 29, 2002.
Registrar	Registrar of Corporations under the Yukon Act.

Regulatory Approvals	Such acceptances or approvals of the Regulatory Authorities to the RTO, Acquisition Agreement, Acquisition, Related Transactions, 2002 Plan and Private Placement as may be required.
Regulatory Authorities	One or more of the ASC, BCSC, TSX Venture and the Registrar.
Related Resolutions	Collectively, the Name Change Resolution, the Change of Auditor Resolution, the Increased Capital Resolution and the Bylaws Resolution.
Related Transactions	Collectively, the Name Change, the Change of Auditor, the Increased Capital and the Bylaws Amendment.
Shareholders	At any time, the holders at that time of Shares.
Shares	Common shares in the capital of Takepoint.
Special Resolution	A resolution required to be approved by not less than two-thirds (2/3) of the votes cast by those Shareholders who (being entitled to do so) vote, in person or by proxy, at the Meeting for which the appropriate notice has been given.
Stock Option Resolution	The ordinary resolution to be passed by Shareholders approving the 2002 Plan.
Technical Report	The technical report, dated September 16, 2002 prepared in respect of the Mineral Assets by L. D. S. Winter, P. Geo. and A. Kaip, P.Geo.
Termination Date	December 31, 2002.
Transfer Agent	CIBC Mellon Global Securities Services Co. at its offices in Vancouver. At the closing of the Acquisition to be changed to Computershare Trust Company of Canada at its offices in Vancouver.
TSX Venture	TSX Venture Exchange Inc.
2002 Plan	The proposed stock option plan of Takepoint authorizing the issuance of options to purchase up to 4,246,373 Shares.
Units	Up to 5,555,556 units to be issued at a price of $0.18 per Unit pursuant to the Private Placement, each unit comprising one Share and one half of one PP Warrant.
Yukon Act	The *Business Corporations Act* (Yukon).

CURRENCY

Unless otherwise indicated, all currency amounts herein are stated in Canadian dollars.

GLOSSARY OF MINING TERMS

Aeromagnetic/Airborne Magnetic - Measurement of the earth's magnetic field from an aircraft for the purpose of recording the magnetic characteristics of rocks.

Amphibole - .A common rock forming mineral group composed of iron-magnesium-aluminosilicate.

Ampibolite – A rock consisting mainly of the amphibole mineral group.

Assay - An analysis to determine the presence, absence or quantity of one or more chemical components.

Base Metal - A metal, such as copper, lead, nickel, zinc or cobalt.

Belt - A specific elongate area defined by unique geologic characteristics.

Breccia - Rock fragmented into angular components.

Carbonate - A rock composed principally of calcium carbonate (CaCo3).

Claim/Concession (Mineral/Mining) – The area that confers mineral exploration/exploitation rights to the registered holder under the laws of the governing jurisdiction.

Copper – A ductile, malleable base metal with a myriad of uses in construction (piping, wire) and electronics due to its high electrical and thermal conductivity and good resistance to corrosion.

Diamond Drilling/Drill Hole - A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

Diorite - An igneous rock that is of a "salt and pepper" appearance and is composed primarily of sodium/calcium feldspar and mafic minerals with little or no quartz.

Dip - The angle at which a stratum is inclined from the horizontal.

Dyke - A tabular body of igneous rock cross cutting the host strata at a high angle.

Epithermal - A hydrothermal deposit formed close to surface at low temperature and pressure.

Fault - A fracture in a rock along which there has been relative movement between the two sides either vertically or horizontally.

Felsic - Igneous rock composed principally of feldspars and quartz.

Formation - A body of rock identified by lithological characteristics and stratigraphic position.

Gabbro – A fine to coarse, dark coloured crystalline igneous intrusive rock composed mainly of calcic plagioclase, clinopyroxene and sometimes olivine.

Geochemistry/Geochemical - Study of variation of chemical elements in rocks or soil.

Geology/Geological – Study of the Earth's history and life, mainly as recorded in rocks.

Geophysics/Geophysical - Study of the earth by quantitative physical methods, either by surveys conducted on the ground, in the air (by fixed wing aircraft or helicopter) or in a borehole or drillhole.

Gold – A heavy, soft, ductile, malleable precious metal used in jewelry, dentistry, electronics and as an investment.

Grams per tonne (g/t) – A unit of measurement commonly used to quantify the concentration of precious metals.

Hectare - A square of 100 meters on each side.

Igneous – A classification of rocks formed from the solidification from a molten state.

Intermediate Volcanic – See andesite.

Intrusive/Intrusions - Said of an igneous rock that invades older rocks.

Island Arc – Arcuate shaped islands of volcanic origin just off the continental margin.

Kimberlite - A variety of ultramafic igneous rock formed in pipes, dykes and sills that can contain diamonds.

Layered Sill Complex – A magmatic intrusion comprised of well layered mafic and ultramafic cumulate rocks.

Lead – A heavy, soft, bluish grey base metal used primarily in lead acid batteries in the automotive industry.

Mafic - An igneous rock composed chiefly of dark iron and manganese silicate minerals.

Magnetic Survey - A geophysical survey conducted on the earth's surface that measures variations in the earth's magnetic field caused by variations in rock type or geological structures.

Mapping – The art and science of recording geological observations on a map.

Metallurgical – The science and technology of extraction of metals from their ores and the refining of metals.

Metamorphism/Metamorphic - A process whereby the composition of rock is adjusted by heat and pressure/A class of rock affected by metamorphism.

Metasediment - A sedimentary rock which shows evidence of having been subjected to metamorphism.

Metavolcanic – A volcanic rock that shows evidence of having been subjected to metamorphism.

Mineralization - The concentration of metals and their chemical compounds within a body of rock.

Ore - Rock containing mineral(s) or metals that can be economically extracted to produce a profit.

Orogen/Orogeny – A belt of deformed rocks through folding and faulting, in many places accompanied by metamorphic and intrusive rocks that form mountains/the process of mountain building.

Outcrop - An exposure of bedrock at the surface.

PGE (Platinum Group Elements) – A group of elements including platinum, palladium, ruthenium. rhodium, osmium and iridium.

Porphyry - A rock consisting of larger crystals embedded in a more compact finer grained groundmass.

Prospecting – The art and science of searching for mineral deposits.

Proterozoic - The youngest part of the Precambrian from 2450 - 570 million years ago.

Pyrite/Pyritization - Iron sulphide (FeS_2).

Pyroxene – A calcium/sodium ferromagnesium silicate. One of the major rock forming minerals.

Quartz - A mineral composed of silicon dioxide.

Sediment - Solid material that has settled down from a state of suspension in a liquid. More generally, solid fragmental material transported and deposited by wind, water or ice, chemically precipitated from solution, or secreted by organisms, and that forms in layers in loose unconsolidated form.

Sedimentary - Pertaining to or containing sediment or formed by its deposition.

Shear - A planar zone of deformed rock caused by the movement of the rock.

Sill - A tabular body of igneous rock conforming to the last strata.

Soil Sampling - Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Splay - Breaking of a fault into a number of smaller faults.

Stock - An intrusion that has an exposed surface area of less than 100 square kilometres.

Strike - Direction or trend of a geologic structure.

Structure/Structural - Pertaining to geological structure, ie folds, faults, etc.

Sulphide/Sulphidation - A group of minerals in which one or more metals are found in combination with sulfur/rock that has been sulphidized.

Ultramafic – A dark coloured igneous rock containing less than 45% silica and characterized by mafic minerals, such as olivine, amphibole and pyroxene.

Vein - A thin sheet-like intrusion into a fissure or crack, commonly bearing quartz /a small vein or cluster of veins.

Volcanic - Descriptive of rocks originating from volcanic activity.

Zinc – A lustrous, bluish-white base metal used primarily as an alloy of brass and bronze and galvanized steel in the automotive industry to protect from corrosion.

CONSOLIDATED TAKEPOINT LTD.

P.O. Box 48778, Bentall Station
Vancouver, British Columbia
V7X 1A6

INFORMATION CIRCULAR

(As at October 15, 2002 except as indicated. Additional information, including financial statements, will be distributed by Takepoint from time to time as part of Takepoint's continuous disclosure requirements under applicable securities legislation. This additional information may be more current than that contained in this Information Circular. Shareholders may request such additional information from Takepoint.) The TSX Venture had not conditionally accepted the Acquisition and Related Transactions as of the date of this Information Circular and the Acquisition and Related Transactions are subject to TSX Venture approval.

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Takepoint for use at the Meeting to be held on December 3, 2002 and at any adjournments thereof.

While it is expected that the solicitations will be primarily by mail, proxies may be solicited personally or by telephone by the directors, officers and regular employees of Takepoint or by agents retained for that purpose. Takepoint may reimburse shareholders, nominees or agents for any costs incurred in obtaining from their principals proper authorization to execute proxies. Takepoint may also reimburse brokers and other persons holding shares in their own name or in the names of their nominees for expenses incurred in sending proxies and proxy materials to the beneficial owners thereof in obtaining their proxies. All costs of all solicitations on behalf of management will be borne by Takepoint.

Appointment of Proxyholder

The persons named in the enclosed form of proxy are officers or directors of Takepoint.

A shareholder has the right to appoint some other person, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the persons designated in the accompanying form of proxy and by inserting that other person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form. If a shareholder appoints one of the persons designated in the accompanying form of proxy as nominee and does not direct the said nominee to vote either for or against or withhold from voting on a matter or matters with respect to which an opportunity to specify how the shares registered in the name of such shareholder shall be voted, the proxy shall be voted for such matter or matters.

Completed forms of proxy must be received at the office of the registrar and transfer agent of Takepoint, CIBC Mellon Global Securities Services Co., 1600 – 1066 West Hastings Street,, Vancouver, BC V6E 2K3, not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of said Meeting elects to exercise his discretion to accept proxies received subsequently.

Revocability of Proxy

Any shareholder returning the enclosed form of proxy may revoke the same at any time insofar as it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be

revoked by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited at the registered office of Takepoint, as the case may be, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders (as hereinafter defined) who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries, as defined, to revoke the proxy on their behalf.**

Exercise of Vote by Proxy

Shares represented by properly executed proxies in the accompanying form will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, Shares represented by such proxies will be voted accordingly.

If no choice is specified, the persons designated in the accompanying form of proxy will vote in favour of the Acquisition Resolution, the Related Resolutions and the Stock Option Resolution and for all other matters proposed by management at the Meeting.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, the management of Takepoint knows of no such amendments, variations or other matters to come before the Meeting.

Advice to Beneficial Shareholders

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of Takepoint are "non-registered" shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "**Non-Registered Holder**") but which are registered either: (a) in the name of an intermediary (an "**Intermediary**") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("**CDS**")) of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, Takepoint has distributed copies of the Notice of Meeting, this Information Circular and the relevant Proxy (collectively, the '**Meeting Materials**") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-

Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to CIBC Mellon Global Securities Services Co.** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "**proxy authorization form**") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the form and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

Interest Of Certain Persons In Matters To Be Acted Upon

Except as set out in this Information Circular, no director or senior officer of Takepoint, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. See "Interest of Management and Others in Material Transactions".

Record Date, Voting Shares and Principal Holders of Voting Securities

The Record Date for the determination of Takepoint Shareholders entitled to receive notice of, attend and vote at the Meeting was fixed by the Takepoint board of directors as October 29, 2002. Unless stated otherwise, all matters presented to the Meeting require approval by a simple majority of the votes cast at the Meeting. Special resolutions require approval by 66 2/3 % of the votes cast at the Meeting.

Takepoint is authorized to issue 100,000,000 Shares, of which 2,676,311 Shares are issued and outstanding as of the date of this Information Circular. The holders of Shares are entitled to one vote for each Share held. Takepoint has only one class of Shares.

To the knowledge of the Directors and senior officers of Takepoint, no person currently beneficially owns, directly or indirectly, or exercises control or direction over Shares carrying more than 10% of the voting rights attached to all Shares.

As at the date of this Information Circular, the directors and senior officers of Takepoint as a group own beneficially, directly or indirectly, or exercise control or direction over >1% of the outstanding Shares of Takepoint.

ANNUAL GENERAL MEETING MATTERS

Election of Directors

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed. If the Acquisition Resolution is approved by Shareholders, Messrs. Pinkney and Winter will resign from the board of directors at the closing of the Acquisition and will be replaced as described under "Particulars of Other Matters to be Acted Upon - (a) Acquisition of Mineral Assets from Aurora Platinum Corp.". See also "Description of Takepoint -Existing and Proposed Directors and Officers".

Shareholder approval will be sought to fix the number of directors of the Company at five (5).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or, directly or indirectly, Controlled (2)
Eric D. Pinkney (1) Mississauga, Ont.	President, Chief Executive Officer, Director	December 18, 2001	Nil
Kevin K.R. Winter (1) Pembroke, Bermuda	Director	December 18, 2001	Nil
Anthony Harvey West Vancouver, BC.	Director	December 18, 2001	8,000

(1) Member of the audit committee.

(2) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date of this Information Circular, based upon information furnished to the Company by individual directors. Unless otherwise indicated, such shares are held directly.

Executive Compensation

The following table (presented in accordance with the Rules made under the Securities Act (British Columbia) sets forth all annual and long term compensation for services in all capacities to Takepoint for the three most recently completed financial years in respect of the individual who was, during each of those financial years, the Chief Executive Officer of Takepoint and each of the four highest paid executive officers ("**the Named Executive Officers**") and for the purpose of the Business Corporations Act (Yukon) $40,000 including any individual who would have qualified as a Named Executive Officer but for the fact that individual was not serving as such an Officer at the end of the most recently completed financial year. During those periods, Takepoint had no Named Executive Officers save those named below.

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	*Year ended June 30*	*Salary ($)*	*Bonus ($)*	*Other Annual Compen-sation ($)*	*Securities Under Option Granted (#)*	*Restricted Shares or Restricted Shares Units ($)*	*LTIP Payouts ($)*	*All Other Compen-sation ($)*
Eric D. Pinkney[1] President and Chief Executive Officer	2002	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Clive Brookes[2] Former President and Chief Executive Officer and a Director	2001	Nil	Nil	15,000[2]	Nil	Nil	Nil	Nil
	2000	Nil	Nil	12,000[2]	Nil	Nil	Nil	Nil
Sean O'Neill[3] Former Secretary, Chief Financial Officer and a Director	2001	Nil	Nil	3,000[3]	Nil	Nil	Nil	Nil
	2000	Nil	Nil	3,000[3]	Nil	Nil	Nil	Nil

(1) Mr. Pinkney became President and Chief Executive Officer in February, 2002.

(2) Mr. Brookes ceased to be President and Chief Executive Officer on February, 2002. These amounts were paid to various non-reporting companies, which are wholly-owned and controlled by Mr. Brookes for management services provided. In addition, a wholly-owned non-reporting company controlled by Mr. Brookes charged $6,000 (2000 - $3,600) for office services and rent.

(3) Mr. O'Neill ceased to be Secretary, Chief Financial Officer and a Director in December 2001. These amounts were paid as management fees.

Long Term Incentive Plan Awards

Takepoint does not have any long term incentive plans, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of Takepoint's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year.

Option/Stock Appreciation Rights Grants

Takepoint did not grant any stock options to purchase Shares during the fiscal year ended June 30, 2002 to Named Executive Officers, or directors or officers of Takepoint. There were no options were granted subsequent to year end, no options were exercised during the past fiscal year and no options are currently outstanding.

Takepoint is seeking shareholder approval at the Meeting of the 2002 Plan. If shareholder and regulatory approval of the 2002 Plan is obtained, all future options will be issued under the 2002 Plan. See "Particulars of Other Matters to be Acted Upon –(e) Approval of Stock Option Plan".

Termination of Employment, Changes in Responsibility and Employment Contracts

There are no employment contracts between Takepoint and any of its Named Executive Officers. Takepoint has no compensatory plan or arrangement in respect of compensation received or that may be

received by the Named Executive Officers of Takepoint to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds $100,000.

Compensation of Directors and Officers

During the most recently completed financial year, Takepoint has not paid any cash or non-cash compensation to its directors.

Takepoint has no formal plans pursuant to which cash or non-cash compensation was paid or distributed to executive officers during the most recently completed financial year. There are no formal plans pursuant to which options to purchase securities of Takepoint were granted to executive officers. Takepoint grants incentive stock options from time to time to its directors, officers and employees in accordance with TSX Venture policy at the discretion of its Board of Directors.

Corporate Cease Trade Orders Or Bankruptcies

No director, officer, promoter or other member of management of Takepoint and no proposed director, officer, promoter or other member of management of Takepoint post-Acquisition is, or within the ten years prior to the date hereof has been, a director, officer, promoter or other member of management of any other issuer that, while that person was acting in the capacity of a director, officer, promoter or other member of management of that issuer, was the subject of a cease trade order or similar order or an order that denied the issuer access to any statutory exemptions for a period of more than thirty consecutive days, was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that director, officer or promoter.

Penalties Or Sanctions

No director, officer, promoter or other member of management of Takepoint and no proposed director, officer, promoter or other member of management of Takepoint post-Acquisition has, during the ten years prior to the date hereof, been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion, formation or management of a publicly traded company, or involving fraud or theft.

Individual Bankruptcies

No director, officer, promoter or other member of management of Takepoint and no proposed director, officer, promoter or other member of management of Takepoint post-Acquisition has, during the ten years prior to the date hereof, been declared bankrupt or made a voluntary assignment into bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Conflicts Of Interest

The directors of Takepoint are required by law to act honestly and in good faith with a view to the best interests of Takepoint and to disclose any interests which they may have in any project or opportunity of Takepoint. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.

To the best of Takepoint's knowledge, and other than disclosed herein, there are no known existing or potential conflicts of interest among Takepoint, its promoters, directors, officers or other members of management or of any proposed promoter, director, officer or other member of management, post-Acquisition, as a result of their outside business interests except that certain of the existing and proposed directors, officers, promoters and other members of management of Takepoint serve as directors, officers, promoters and members of management of other companies, and therefore it is possible that a conflict may arise between their duties to Takepoint and their duties as a director, officer, promoter or member of management of such other companies. See also "Interest of Management and Others in Material Transactions".

Yukon Business Corporations Act Disclosure

No directors or officers of Takepoint received individual compensation in excess of $40,000 for services in all capacities during the most recently completed financial year. Takepoint does not have a pension plan or retirement plan.

Interest of Management and Others in Material Transactions

The directors, senior officers and principal shareholders (including proposed directors, senior officers and principal shareholders upon completion of the Acquisition) of Takepoint, or any associate or affiliate of the foregoing have had no material interest, direct or indirect, in any transactions in which Takepoint has participated within the three year period prior to the date of this Information Circular, or will have any material interest in any proposed transaction, which has materially affected or will materially affect Takepoint, except that, if the Acquisition is approved,

1. Anthony R. Harvey, a director of Takepoint, will continue as a director of Takepoint post-Acquisition and will, in that capacity, benefit from any grants of stock options to senior officers and directors of Takepoint post-Acquisition and may benefit from any remuneration paid for consulting services provided by him to Takepoint.

2. Certain directors and officers of Aurora, being John G. Paterson, Michael D. Winn, Thomas W. Beattie, Parkash K. Athwal and Susy H. Horna, will become directors and/or officers of Takepoint and may receive compensation or stock options in connection with their new positions as directors and officers of Takepoint.

3. The proposed new directors and officers of Takepoint own securities in Aurora and Southwestern Resources Corp. ("**Southwestern**") (which owns 19.01% of Aurora) and may indirectly benefit from appreciation in the value of those securities if there is a future increase in the value of the Acquisition Securities.

4. Mr. George H. Plewes is the Chairman of the Board of Aurora and a director of Aurora. Mr. Plewes will receive stock options under the 2002 Plan for the provision of services as a consultant to Takepoint post-Acquisition. Mr. Plewes is also a director and officer of Southwestern.

See also "Management Contracts" below.

Management Contracts

Management functions of Takepoint will be performed by the directors or senior officers of Takepoint and pursuant to the following arrangements.

Takepoint expects to enter into an administrative services agreement with Southwestern at Closing, pursuant to which Takepoint will pay a fee of $4,000 per month for office rent for its British Columbia operations, and for secretarial, accounting and other administrative and management services. Takepoint also expects to enter into a management agreement with Aurora at Closing, pursuant to which Takepoint will pay a fee of $2,000 per month for office rent for its operations in Ontario and related secretarial, accounting and other management services.

Certain directors and officers of Southwestern and Aurora will also become directors and officers of the Company. John G. Paterson, will be the President, Chief Executive Officer and director of the Company if the Acquisition closes and he holds the same positions in Southwestern and Aurora. Mr. Paterson exercises voting control over 27.79% of the common shares of Southwestern and Southwestern owns 19.01% of the issued shares of Aurora. Thomas W. Beattie and Parkash K. Athwal will become officers of the Company and are officers of Southwestern and Aurora. Susy H. Horna will be an officer of the Company and currently provides executive legal assistant services to Aurora and Southwestern.

Certain other persons who currently provide consulting services to Southwestern and Aurora may also provide consulting services, as may be required from time to time, to Takepoint.

Indebtedness to Takepoint of Directors, Executive Officers and Senior Officers

There is no indebtedness of any director, executive officer, senior officer, or proposed director to or guaranteed or supported by Takepoint either pursuant to an employee stock purchase program of Takepoint or otherwise, during the three (3) most recently completed financial years.

Appointment of Auditor

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the reappointment of G. Ross McDonald, CA of Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year (unless and until replaced at the closing of the Acquisition – see "Particulars of Other Matters to be Acted Upon – Approval of Change of Auditor") at a remuneration to be fixed by the directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

(a) Acquisition of Mineral Assets from Aurora Platinum Corp.

Terms of the Acquisition

The general description of the Acquisition Agreement which follows is qualified in its entirety by reference to the full text of the Acquisition Agreement, a copy of which is available for review by Shareholders at Aurora's office at Suite 1650, 701 West Georgia Street, Vancouver, B.C. during normal business hours prior to the Meeting.

Takepoint has been actively seeking new properties or projects to acquire and to provide a base for potential enhancement in shareholder value. Takepoint's shares have been halted from trading on the TSX Venture as a result of the RTO. Takepoint has agreed, subject to certain conditions described below, to purchase the Mineral Assets in exchange for Takepoint issuing to Aurora the Acquisition Securities. The acquisition of the Mineral Assets will constitute an RTO for Takepoint under the policies of the TSX Venture.

Completion of the acquisition of the Mineral Assets is subject to a number of conditions, including but not limited to, TSX Venture acceptance, Shareholder approval, due diligence examinations, completion of

the Private Placement and receipt of all necessary technical reports concerning the Mineral Assets, execution of the Confidentiality Agreement and the Anti-Dilution Agreement by Takepoint and execution of definitive documentation. Trading in the common shares of Takepoint will remain halted until Takepoint has filed all required documentation and requested that trading resume and the TSX Venture has, among other things, completed all preliminary background searches in accordance with its policies. The Acquisition Securities will be subject to escrow restrictions in accordance with the policies of the TSX Venture, as well as resale restrictions applicable to control persons under applicable securities laws. See "Description of Takepoint - Performance Shares or Escrow Shares".

At the Closing, Takepoint will grant to Aurora the Anti-Dilution Right to participate in all equity financings of Takepoint (including financings of securities convertible directly or indirectly into equity securities) to at least the extent required to allow Aurora to maintain a 58% equity interest in Takepoint. The Anti-Dilution Agreement will provide that:

(i) if prior to such financing, Aurora has been diluted subsequent to any prior financing due to the exercise of warrants, options or other convertible securities, in exercising its Anti-Dilution Right, Aurora has the right to increase its participation in the equity financing to make up for such further dilution in addition to the current financing;

(ii) the stock exchange on which the common shares of Takepoint are listed and posted for trading will allow such terms to be offered to Aurora; and

(iii) if, at any time after Closing, Aurora owns less than 20% of Takepoint's issued and outstanding equity capital, then the Anti-Dilution Right will terminate.

On or before Closing, Takepoint will also execute the Confidentiality Agreement respecting confidential information that it may receive pursuant to the Acquisition Agreement.

Each of Aurora and Takepoint will pay all of its own reasonable costs, fees and expenses incurred in connection with the Acquisition unless the Acquisition is not completed due to the breach of any material representations, warranties or covenants of one party, in which case that party will pay a break fee of up to $50,000 of the other party's reasonable costs, fees and expenses.

If the Acquisition Resolution is approved by the Shareholders and all other conditions are met, the Acquisition will become effective on the Closing Date. Unless extended by consent, the deadline for completion of the Acquisition is December 31, 2002. The Acquisition Agreement may be terminated, whether before or after approval of the Shareholders, in the circumstances specified in the Acquisition Agreement, including: (a) by mutual agreement; (b) by Aurora or Takepoint if the Closing Date has not occurred prior to the Termination Date; and (c) by Aurora or Takepoint if certain conditions precedent are not fulfilled or performed, including failure of the Shareholders to approve the Acquisition Resolution at the Meeting.

Upon completion of the RTO, the directors of Takepoint, except Anthony Harvey, will resign from the Board of Directors, and John G. Paterson, Thomas W. Beattie, and Michael D. Winn, nominees of Aurora, will be appointed to the Board of Directors of Takepoint, with John G. Paterson being appointed as President, Parkash K. Athwal being appointed as Chief Financial Officer and Susy H. Horna being appointed as Secretary. See "Description of Takepoint – Existing and Proposed Directors and Officers".

Concurrent with, and part and parcel of, the acquisition of the Mineral Assets and the RTO, Takepoint proposes to complete the Private Placement. The proceeds of the Private Placement will be applied to initial exploration work on the Mineral Assets, and for general corporate purposes. The Private

Placement is subject to TSX Venture acceptance and is scheduled to close at the closing of the Acquisition. See 'Description of Takepoint – Principal Purposes" and 'Description of Takepoint – Private Placement".

After the issuance of the Acquisition Securities and the completion of the Private Placement it is expected that Takepoint will have 21,781,867 shares outstanding (29,361,574 shares on a fully diluted basis including the stock options). The Acquisition Securities held by Aurora will represent 61.23% of the said 21,781,867 shares and 44.28% of the 29,361,574 shares on a fully diluted basis. Under the terms of the Acquisition Agreement, Aurora will have the right to maintain an equity interest of 58% in Takepoint by participating in further equity financings so long as Aurora holds at least 20% of the issued shares of Takepoint. See "Change of Control" below for additional information regarding Aurora.

In determining the number of shares to be issued for the Mineral Assets, the management and board of directors of Takepoint made evaluations based upon a consideration of relevant factors including the market value, business development, financial and other assets, liabilities, contingent liabilities and risks as applicable to Takepoint and based upon a consideration of the value of the Mineral Assets. The management and board of directors of the Company also reviewed the Technical Report and considered the information and advantages and disadvantages of the Acquisition discussed below under "Recommendation of the Directors".

The Mineral Assets

Aurora is a party to two agreements with Inco, the Inco 2000 Agreement and the Inco 2002 Agreement (collectively, the "**Inco Agreements**").

Under the Inco 2000 Agreement, Aurora has received from Inco certain airborne electromagnetic and ground follow-up data (the "**AEM Data**") in two areas in northwestern Ontario, being Area A and the northern part of Area B (Area A and Area B are hereinafter described). Based on an independent geophysicist's interpretation of the AEM Data in Area A, Aurora has staked the 72 mineral claims comprising the Mineral Claims. Aurora has the right to use the AEM Data during the five year Evaluation Period, which commenced on December 19, 2000, subject to termination of that right if Aurora fails to incur expenditures ("**Selection Expenditures**") for anomaly selection and ground follow-up required under the Inco 2000 Agreement as follows:

Year One	$150,000
Year Two	$300,000
Year Three	$450,000
Year Four	$600,000

Aurora has incurred the Selection Expenditures for Year One and a portion of the Selection Expenditures for Year Two under the Inco 2000 Agreement, the balance of which is required to be incurred for Year Two by December 18, 2002.

Under the Inco 2002 Agreement, Aurora has received AEM Data in respect of the southern part of Area B, which an independent geophysicist is presently interpreting. Aurora has the right to use this AEM Data during the five year Evaluation Period, which commenced on April 1, 2002, on the same terms and upon incurring additional Selection Expenditures, totalling $1,500,000, for Years One, Two, Three and Four (the first such Expenditure to be incurred by March 31, 2003).

If Aurora fails to incur the Selection Expenditures required under the Inco 2000 Agreement or the Inco 2002 Agreement, the respective Agreement will be terminated. Upon such termination, Aurora will be required to return the AEM Data obtained under such Agreement to Inco, however the interpretation of the AEM Data completed prior to such termination will remain the property of Aurora and, as such interpretation relates to potential mineral targets (excluding kimberlite and diamond targets), for the benefit of Takepoint under the Acquisition Agreement.

Pursuant to the Acquisition Agreement, Takepoint will receive:

(a) the Mineral Claims for the purpose of exploring and developing for minerals and ores (excluding kimberlites and diamonds); and

(b) Mineral Information and the non-exclusive right to explore, stake and develop for minerals and ores (excluding kimberlites and diamonds) in Area A, Area B and Area C.

Aurora has agreed to require an independent geophysicist (who shall be acceptable to Takepoint) to promptly and diligently interpret the AEM Data and to promptly supply to Takepoint certain information for Takepoint's use in evaluating the Mineral Claims in particular and the Area of Interest in general. Takepoint has signed the Confidentiality Agreement with respect to the information it receives under the Acquisition Agreement. Pursuant to the Inco Back-In Rights, Inco has the right during the applicable Evaluation Periods, to purchase at normal commercial terms any nickel, copper and platinum group metals concentrates produced from any Mineral Property (as defined in the Inco Agreements), in addition to the right to elect on or before the termination of an Evaluation Period to acquire 50% of an interest in any Mineral Property by funding two times any acquisition, exploration and development costs incurred in respect of that Property. Each Mineral Property in which Inco acquires an interest shall become the subject of a joint venture.

The Mineral Claims and any other claims acquired by Takepoint within the Area of Interest are subject to the Inco Back-In Rights. Takepoint will also be required to pay a 1.5% net smelter return royalty to Inco, to a maximum royalty of $2.5 million per mine developed.

Aurora and Inco shall have the concurrent right to stake or otherwise acquire properties within the Area of Interest, other than the Mineral Claims, for potential mineral targets or use the AEM Data as it may relate to mineral prospects in competition to Takepoint. The AEM Data itself will not be provided to Takepoint by Aurora, only the interpretation of the AEM Data as it discloses Mineral Information.

The Acquisition Agreement does not give any rights to Takepoint with respect to kimberlites or diamonds within the Area of Interest. In the event Takepoint acquires Kimberlite Claims, Takepoint agrees to notify Aurora of such Kimberlite Claim and provide Aurora with a reasonable time within which to elect to acquire the Kimberlite Claim. Aurora will reimburse Takepoint for Takepoint's reasonable staking or acquisition costs in respect of the Kimberlite Claim.

AEM Exploration Project

Information on the AEM Exploration Project set out herein has been obtained from the Technical Report entitled "Geological Report on the AEM Exploration Project, Northwestern Ontario, Canada" dated September 16, 2002 prepared by L. D. S. Winter, P. Geo. and A. Kaip, P.Geo.


95°W
90°W
85°W
80°W
HUDSON BAY
55°N
Area 'B'
Manitoba
Ontario
ATTAWAPISKAT
Area 'A'
Area 'C'
LANSDOWNE HOUSE
PICKLE LAKE
NAKINA
50°N
THUNDER BAY
FIGURE 1
CONSOLIDATED
TAKEPOINT VENTURES INC./AURORA
AEM Exploration Project
GEOLOGICAL REPORT
LOCATION MAP
Sept., 2002
0
100
200 km

Project Description and Location

The Area of Interest, which was covered by AEM surveys carried out by Inco in the 1970's, covers approximately 33,000 square kilometres in northwestern Ontario. The centre of the general Area of Interest is located approximately at 53°N latitude, 90°W longitude. Within the Area of Interest are three smaller areas, Area A, Area B and Area C bounded by latitude 52°-30'N and longitude 87°-30'W in the southeast and latitude 54°-30'N and longitude 93°W just west of the Ontario - Manitoba border. To date, the main activity has been concentrated in Areas A and B. All properties acquired in the Area of Interest are subject to the terms of the two Inco Agreements.

Compilation work on the AEM Data and subsequent field work identified 8 areas of interest which have been staked for gold and/or base metal mineralization by Aurora covering 17,600 ha contained in 1100 units in 72 unpatented mineral claims. All the claims are in good standing for two years from the date of recording.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Pickle Lake is on Ontario Highway 599 about six hours by road northwest of Thunder Bay, Ontario. Nakina is about 300 km (4 hours) by road northeast of Thunder Bay, Ontario. At present, the area is being serviced through Pickle Lake by fixed wing aircraft flights to the various areas of interest. The lack of infrastructure in the area has been a major deterrent to exploration.

The region in general is characterized by very low topographic relief. Lakes are shallow, averaging between two to fifteen meters in depth and for the most part the land surface rises only slightly above lake levels. Much of the land cover is swamp or string bog, limiting overland access except in winter. Outcrop is not abundant, comprising only a few percent of the lakeshore on even the largest lakes while many lakes have no shoreline outcrop at all. The area is generally forested with the main species being jackpine, tamarack, poplar and birch with abundant alders in the low-lying area. From the size of the trees, it is considered that the area is north of the limits for commercial timber.

The climate is cold temperate with long cold winters and short cool summers.

History

An exhaustive review of all of the prior exploration work in the subject area represents a very extensive literature review, however, to provide some background for the current exploration work a summary of some of the more significant deposits explored and exploited in the area is presented.

Low sulphidation epithermal gold-silver-lead-zinc mineralization, 16 km east of Favourable Lake was discovered by prospecting in the late 1920's and following surface exploration and mine development, the property produced 157,696 oz gold, 5,796,177 oz silver, approximately 3,000 tons of lead and 900 tons of zinc between 1939 and 1948. Mineralization occurs in a number of quartz veins containing variable amounts of pyrite, sphalerite, galena, silver and gold. The veins occur in easterly-trending shear zones in felsic volcanics.

To date, volcanogenic massive sulphide deposits have not been outlined in the geologically favourable 2.7 billion year old arc volcanic sequences of the northwestern Superior Province. Although the total volume of 2.7 billion year old metavolcanic rocks in the area is quite minor, copper-zinc mineralization reported in the area appears to be of the volcanogenic massive sulphide type and suggests the potential for this type of mineralization.

Vein gold deposits in the northwestern Superior Province are spatially associated with regional scale shear zones. The principal deposit in this area is the Musselwhite deposit in the North Caribou greenstone

belt approximately 100 km north of Pickle Lake. Gold-bearing sulphides with minor quartz veining are hosted in deformed iron formation. The property was placed into production in April 1997 and is operated by Placer Dome Ltd. (68% interest) and TVX Normandy (32% interest).

The Lingman Lake prospect, southwest of the Area of Interest, hosts gold mineralization in four shear zones trending east to east-northeast in metavolcanics. Associated minerals are pyrite, pyrrhotite, arsenopyrite and chalcopyrite.

Silver-rich veins with associated gold values occur at Borland Lake within the Bearhead fault zone. Based on the metal ratios this would appear to be epithermal-type gold mineralization.

The past producing Sachigo River Mine is located in a southeasterly-trending belt of steeply dipping metavolcanics and metasediments intruded by metadiorites and porphyries. Gold occurs in quartz veins with accessory pyrite, sphalerite, pyrrhotite, chalcopyrite and galena. The average grade of ore milled was 1.13 oz gold/ton and between 1938 and 1942, 46,416 tons of ore yielded 52,560 oz gold and 6,127 oz silver.

A summary of the various gold deposits/past producers in the general AEM Exploration Project area is presented in Table 1.

TABLE 1

GOLD PRODUCTION, NORTHERN NORTH CARIBOU, MUNRO LAKE AND OXFORD LAKE STULL LAKE TERRANES, NORTHWESTERN ONTARIO AND NORTHERN MANITOBA

MINE	GREENSTONE BELT	COMMENTS[1]
Sachigo River	Ellard Lake	Between 1938 - 1942, 46,416 tons of ore yielded 1,634 kg gold and 190 kg silver.
God's Lake	God's Lake	5,263 kg gold were produced from 491,914 tons of ore between 1935-1943.
Island Lake	Island Lake	Production in 1933 - 34 yielded 243 kg gold from 7,819 tons of ore.
High Rock Island	Island Lake	A bulk sample of 163 tons taken in 1987 averaged 20.13 g/t gold.
Jack of Hearts	Island Lake	A bulk sample of 63.5 tons taken in 1934 averaged 23.15 g/t gold.
Lingman Lake	Lingman Lake	Gold Mineralization associated with pyrite, pyrrhotite, arsenopyrite, chalcopyrite occurs in 4 shear zones.
Little Stull Lake	Stull Lake	High grade drill intersections (e.g. 87.5 g/t gold across 2.2 m) are reported from the Wolf Bay shear zone, part of the Stull-Wunnummin Fault Zone.

MINE	GREENSTONE BELT	COMMENTS[1]
Monument Bay	Stull Lake	Drilling indicates a gold-bearing zone with a strike length of at least 3.5 km.
Musselwhite	North Caribou	Currently in production as gold producer operated by Placer Dome.

(1) Based on historical data, obtained from published, primarily government, sources.

Large mafic-ultramafic layered sill complexes containing in some cases associated Ni-Cu-PGM mineralization include the Big Trout Lake, Lansdowne House and Fish Trap Lake igneous complexes.

Exploration of these mafic-ultramafic layered sill complexes for their nickel-copper mineralization dates from the 1930's when prospectors first encountered this type of mineralization during their search for gold in the area. During the 1950's a few small junior companies carried out geophysical surveys, prospecting and limited diamond drilling on some of these prospects however, the most systematic work was done during the period 1970 to 1974 when the Canadian Nickel Company (subsidiary of Inco) carried out an extensive airborne geophysical survey in the area. It is this survey data which is now being obtained and used by Aurora in their re-evaluation of the area. At that time, Inco carried out drilling throughout the area on selected airborne electromagnetic-magnetic targets which resulted in the identification of a number of bodies carrying copper-nickel-cobalt and minor platinum and palladium mineralization. There was some additional exploration activity in the early 1990's for Ni-Cu-PGM mineralization.

Geological Setting

The Superior Province is a large (2 million square km) Archean cratonic terrain with rocks ranging in age from 3.5 Ga to less than 2.7 Ga. It has a striped character comprising alternating granite-greenstone, metasedimentary and plutonic-gneissic subprovinces. The Superior Province was constructed by subduction-driven accretionary processes during major, mainly Late Archean orogenic events. Assembly of a variety of lithotectonic elements including volcanic island arcs, older microcontinents, accretionary wedges and marginal plutonic arcs was accomplished by thrusting, crustal thickening and plutonism and by strike-slip faulting. The Superior Province became a stable cratonic area at the end of the Archean, probably as part of a major late Archean supercontinent that has since remained relatively stable.

Bedrock geology of the northern Superior area is characterized by west-northwesterly-trending Archean greenstone belts composed primarily of mafic metavolcanic rocks that originated as submarine lava flows. All greenstone belts contain a lesser component of intermediate to felsic, commonly fragmental metavolcanic rocks and clastic metasedimentary rocks and are variably metamorphosed from greenschist to amphibolite facies. Mafic intrusive rocks represented by dykes, sills and stocks of diorite, gabbro and anorthositic gabbro intrude the supracrustal sequences in greenstone belts.

The northern Superior area is cut by major west-northwest striking faults that appear to have been active in the late Archean with later reactivation in the Proterozoic. These include the North and South Kenyon faults and the Stull-Wunnummin fault. In outcrop, the faults are represented by mylonite, cataclastite and strongly foliated rock that typically contain assemblages of greenschist facies minerals. Although straight to curvilinear at a regional scale, the faults can be complexly branched and splayed at a local scale. For example, the North and South Kenyon faults are possibly a composite fault zone joined by several splays.

Geochronologic studies indicate that the fault zones mark the boundaries of three fundamental crustal blocks in the northern Superior area. These include the Munro Lake, Muskrat Dam, Island Lake and

North Caribou Terranes south of the Stull-Wunnummin fault, the Oxford Lake - Stull Lake Terrane between the Stull - Wunnummin and North Kenyon faults and the Northern Superior Superterrane north of the North Kenyon fault.

Archean rocks are cut by north-northeast and northwest-trending gabbro dykes tentatively correlated with the 1884 Ma Molson Swarm and 1267 Ma MacKenzie Swarm, respectively. Carbonatites are present in a northwest-trending zone centered on the Stull-Wunnummin fault which suggests a deep-seated structural feature.

There are Proterozoic and Phanerozoic alkalic rock-carbonatite, alnoite, peridotite, lamprophyre, lamproite and kimberlite intrusions of several ages including 1.8, 1.2, 1.1, 0.6 and 0.15 Ga.

Exploration

Previous work in northwestern Ontario had identified shear-hosted and iron formation-hosted gold deposits some of which had been or are currently being mined. Ni-Cu-PGM bearing mafic ultramafic complexes had also been identified and geological mapping by the Ontario Geological Survey and private companies had indicated environments favourable for VMS deposits. Aurora carried out a compilation of the available information from the area and, in combination with the interpretation from the AEM Data, selected areas considered to have a high potential to host mineralization of economic significance.

Starting in late June 2002 and through August 2002, a helicopter supported exploration program consisting of prospecting, preliminary geological evaluation, sampling of various lithologies, structures and mineralization and alluvial, till and soil sampling was carried out. The purpose of this work was to evaluate and verify on the ground the potential of the chosen target areas. This work culminated in eight properties being acquired.

Mineralization

The Stull-Wunnummin Fault Zone trending northwesterly through Areas A and B is a major regional structure that exhibits many of the features typically associated with shear-hosted gold deposits. It appears to have served as a deep crustal feature that was the focus for the development and preservation of greenstone belts as well as large mafic-ultramafic complexes. Eight properties have been acquired for their potential to host mineralization of economic potential based on airborne EM and magnetic data as well as ground geological evaluation and sampling. The mineralization encountered on each property is summarized in the following paragraphs.

Rapson Bay Property Mineralization

The Rapson Bay Property is centered on Rapson Bay and lies within the Stull Lake Greenstone Belt, along the trace of the Stull-Wunnummin Fault Zone. This portion of the Stull-Wunnummin Fault Zone is informally named the Rapson Bay Fault Zone.

Mineralization on the Property is centered on the Stull-Wunnummin Fault Zone / Rapson Bay Fault Zone where exploration efforts have focused on exploring the area for Archean shear-hosted gold mineralization. Mineralization along the major fault zones in the area include quartz-pyrite veins that locally contain tourmaline. Alteration along the shear zones includes sericite-calcite alteration and peripheral chlorite-sericite-calcite-pyrite alteration. Within gabbroic rocks of the Gilleran Intrusion, mineralization adjacent to the Rapson Bay Fault Zone includes disseminated, fracture-controlled and quartz vein hosted chalcopyrite, previously identified by the Ontario Geological Survey (OGS). Seventeen rock samples from the property returned values from less than 5 ppb Au to 12.09 g/t Au.

Three samples gave values greater than 100 ppb. The value of 12.09 g/t Au was from a composite grab sample across a 4 m wide, northwest-trending zone of pyrite-chalcopyrite mineralization.

Harrell Lake Mineralization

The Harrell Lake property is underlain by intermediate to mafic volcanic strata intruded by peridotite, feldspar porphyry dykes and granodiorite.

The contact between intermediate tuffs and peridotite, identified by INCO during the 1970's, forms a zone of chloritic schist containing disseminated pyrite. This zone corresponds to a series of east-west oriented ground electromagnetic (EM) conductors.

Several zones of prospective Archean shear hosted gold mineralization have been identified on the property including mineralization coincident with EM conductors at the intermediate tuff - peridotite contact. Mineralization along this contact is poorly exposed, but drilling by Inco intercepted 3.53 g/t Au over 0.5 metres within a broader zone of anomalous copper mineralization over 30 meters.

Exploration during 2002 identified an 8 meter wide zoned quartz vein with chloritized wall rock septa containing up to 3% pyrrhotite, chalcopyrite and pyrite mineralization along the margins in the southeastern part of the property.

Kaneesose Lake Mineralization

This property has not as yet been geologically evaluated by mapping and prospecting, however, based on regional geological studies and work by Inco (1970-1973) the area is considered to be underlain by a layered mafic to ultramafic sill complex. Inco drill holes intersected peridotite and the regional work has indicated that the subject property may host the fault offset continuation of the Nemeigusabins Lake peridotite, the tail of the Big Trout layered complex. Strong EM conductors with associated Ni-Cu sulphides were identified by Inco in drilling in 1970 and 1973.

Rowlandson Property Mineralization

Past work has demonstrated the potential for both Archean shear hosted gold and Ni-Cu-PGM mineralization in the Rowlandson Lake area. Gold mineralization in the Copper Point area is hosted within and adjacent to quartz-sulphide veins in east-west trending, steeply dipping shear zones, including the #1 and 2 Veins and the 1,400' Showing. Historic sampling of the 1,400' Showing returned bonanza values of up to 166.7 g/t gold (5.36 ounces per ton); sampling in 2002 returned comparable grades (154.15 g/t gold). Elevated gold values are spatially associated with abundant arsenopyrite, with lesser chalcopyrite and sphalerite. Alteration associated with shear-hosted gold mineralization includes biotite, chlorite, carbonate and silicification.

Ni-Cu-PGM mineralization on the Property is spatially associated with altered and moderately to heavily pyrrhotite-pyrite-chalcopyrite mineralized pyroxenite and gabbro. There are three Ni-Cu-PGM showings: Copper Point, Island and Peninsula over a total strike length of 3.5 km.

Sheridan Property Mineralization

Given the poor outcrop exposure and the propensity for mineralized and altered exposures to weather recessively, little mineralization was identified during reconnaissance examination of the Sheridan Property. However, identification of bimodal volcanic strata and interbedded siliceous, locally pyritic sediments both in drill hole and on surface, indicates that the Property exhibits the potential for VMS mineralization. In addition to VMS mineralization, the presence of iron formation in float and the interpretation of magnetic and EM data indicate the potential for iron formation hosted gold

mineralization. This is supported by drilling by Inco in the northwestern part of the Property, which intercepted a quartz vein hosted within sulphidized iron formation that returned 4.46 g/t gold over a core internal of 0.5 m at the bottom of a drill hole.

Peeagwon 1 Property Mineralization

Outcrop on the Property is scarce and no exposures of mineralization were identified. However, geophysical surveys completed by Inco over the Peeagwon 1 Property area identified a series of coincident magnetic and ground EM conductors. Subsequent drilling by Inco intercepted chalcopyrite, pyrite and pyrrhotite mineralization hosted within mafic volcanic strata. Based on the presence of geophysical conductors and the proximity to the Stull-Wunnummin Fault Zone and secondary structures, the Peeagwon 1 Property has potential for shear hosted gold mineralization.

Peeagwon 2 Property Mineralization

The Peeagwon 2 Property lies immediately south of the main trace of the Stull-Wunnummin Fault Zone and covers a series of magnetic and EM conductors defined by Inco in the 1970's. As no outcrop was observed on the Property, the geology is based on Inco drilling on the Property that intercepted mafic volcanic strata and related gabbroic subvolcanic intrusive rocks. Although no outcrop was identified, examination of glacial boulders on the Property identified semi-massive pyrite-pyrrhotite mineralization within a siliceous breccia.

A sample of a siliceous, semi-massive sulphide (pyrrhotite-pyrite) boulder from the Peeagwon 2 Property was found to contain elevated concentrations of Pt (50 ppb), Pd (5 ppb), Cu (359 ppm) and Ni (172 ppm). The metal association for this sample suggests the potential for Ni-Cu-PGM mineralization on the Property.

Peeagwon 3 Property Mineralization

The Peeagwon 3 Property lies approximately 3 kilometres southeast of the Peeagwon 2 Property and in the same low lying area characterized by a thin veneer of glaciolacustrine clay and till with no outcrop exposure.

The Property is approximately 4 km southwest of the Stull-Wunnummin Fault Zone and based on Inco drilling (1971-1972) appears to be underlain by a volcanic sequence composed mainly of intermediate to felsic units with some associated iron formation, an environment favourable for the development of VMS deposits. Two Inco drill holes intersected up to 70% sulphides (pyrrhotite-pyrite-chalcopyrite-sphalerite) over 1.52 m at an andesite-rhyolite contact with assays of 4.60% Zn and 5 g/t Ag over the 1.52 m interval in hole 49115.

Drilling

No drilling has been completed on the properties.

Sampling and Analysis

The summer 2002 exploration program was focused on the preliminary evaluation of areas of potential interest as identified in the compilation of the AEM Data and regional geological studies. This program consisted of prospecting, a surface geological evaluation and sampling of structures, lithologies and mineralization considered to be of economic interest. Alluvial and till samples and C-horizon soil samples were taken to determine their heavy mineral content down-ice from the areas of economic interest to assist in defining target areas.

Duplicate soil samples were taken for approximately every twentieth sample. No duplicates were taken of the rock samples or the alluvial and till samples. All samples were uniquely labelled, bagged and security sealed in the field. All samples were stored in a secure environment and promptly shipped to the laboratories for processing. The till and alluvial samples are being processed by Overburden Drilling Management Ltd., Kanata, Ontario, a well recognized and respected laboratory while the soil and rock samples are being analyzed by ALS Chemex. ALS Chemex has their own internal quality assurance programs and they are certified to the internationally recognized ISO 9002 standard.

Mineral Resource and Reserve Estimates

There are no mineral resources or mineral reserves defined.

Mining Operations

The project is at an exploration stage. There are no mining operations on the property.

Exploration and Development

A two phase $1.0 million exploration program is recommended. Phase 1, at a cost of $408,000 would consist of additional field evaluation of the 8 properties staked to date. It is considered that the first phase program should be carried out during the winter months when the frozen ground permits access to all parts of the properties. It is recommended that a preliminary program consisting of line-cutting and geophysical surveys over identified targets/areas of interest on each claim group be carried out. The objective of this work is to identify preliminary drill targets for Phase 2 of the program. For each claim group a program of line-cutting, ground magnetometer and induced polarization or EM surveys is recommended. The exploration program is expected to take 5 months and Takepoint expects to commence the program following completion of the RTO. The total budget for the Phase 1 program is presented below.

	Phase 1		
1.	Line-cutting: 185 line-km @ $300/km		$ 55,500
2.	Ground magnetometer surveys: 185 line-km @ $100/km		18,500
3.	Induced Polarization Surveys: 120 line-km @ $1,400/km		168,000
4.	Max Min II EM Survey: 65 line-km @ $300/km		19,500
5.	Mobilization and demobilization to Pickle Lake		8,000
6.	Fixed wing aircraft transport: 15 trips at $2,500/trip		50,000
7.	Helicopter support: 45 hr @ $1,000/hr		45,000
8.	Supervision, logistics		8,000
9.	Reports, maps, etc.		8,500
		Sub-Total	$ 381,000
		Contingency ≃ 7%	27,000
		TOTAL	**$ 408,000**

If the results of Phase 1 are positive, the Phase II program, at a cost of $600,000 would consist of diamond drilling to test high priority targets.

Copies of the Technical Report may be viewed in the same manner as Material Contracts and may also be viewed under Takepoint's profile at www.sedar.com. See "Description of Takepoint – Material Contracts".

Change of Control

Aurora will control approximately 61% of the Company on completion of the Acquisition and the Private Placement. Aurora will at Closing receive the Anti-Dilution Right to maintain its percentage interest in the event of future financings or other share issuances. Aurora is a Yukon corporation which trades under on the TSX Venture. Its trading symbol is "ARP". Southwestern has a 19.01% interest in Aurora, and exercises control over the Board of Directors of Aurora. Southwestern is a TSE listed, mineral exploration company that owns mineral rights in Peru, Chile, Argentina and China and holds directly and indirectly shares of a number of other junior mineral exploration companies.

Aurora's corporate head office and principal place of business is located at Suite 1650-701 West Georgia Vancouver, British Columbia, V7Y 1C6. The address of the registered and records office of Aurora is The Drury Building, 3081 Third Avenue, Whitehorse, Yukon, Y1A 4Z7. Aurora is extraprovincially registered in British Columbia, Ontario and Quebec and its address for service in British Columbia is at Suite 1650-701 West Georgia, Vancouver, British Columbia, V7Y 1C6.

Aurora is a diversified natural resource company currently engaged in the acquisition and exploration of its nickel-copper-platinum-palladium mineral properties in Ontario and Quebec. As the Area of Interest is very large, Aurora determined it would be advantageous to have more than one company exploring the area and, after discussion, Aurora and Takepoint entered into the Acquisition Agreement.

Recommendation of the Directors

Takepoint's board of directors has conducted due diligence, reviewed the Acquisition Agreement, the Technical Report and other relevant documents and information and has concluded that the transactions contemplated by the Acquisition Agreement are fair and reasonable to, and in the best interests of Takepoint. None of the members of the Board of Directors of Takepoint will benefit from the Acquisition in a manner that is different from the Shareholders of Takepoint save that Anthony Harvey will continue as a director of Takepoint following the closing of the Acquisition. See "Information Circular - Interest of Management and Others in Material Transactions".

In arriving at their conclusion, Takepoint's board of directors considered, among other matters:

(a) information provided by Aurora with respect to the Mineral Assets; and

(b) the investment fundamentals described below.

Takepoint's board of directors considers the following factors make the Acquisition advantageous to Takepoint:

(a) Takepoint will acquire the Mineral Assets in a region of Canada which is indicated to have good mineral potential;

(b) through greater potential for growth and diversity, increased stability and access to potential investment opportunities; and

(c) access to the financial and technical expertise of the new members of Takepoint's management.

Takepoint's board of directors also identified disadvantages associated with the Acquisition including:

1. With the exception of the Mineral Claims, Takepoint will have a non-exclusive right to conduct mineral exploration and properties in the Area of Interest. Other parties, including Inco and Aurora have the legal right to acquire properties within the Area of Interest. If other parties acquire properties in the Area of Interest, Takepoint will not be able to acquire the same properties, will not be entitled to any compensation in lieu thereof and will be deprived of any benefit under the Acquisition Agreement in respect of such properties. See also "Risk Factors" below;

2. In the event Takepoint stakes or otherwise acquires a claim that is subsequently determined to contain a Kimberlite Claim, Takepoint has agreed to notify Aurora of such Kimberlite Claim and provide Aurora with a reasonable time within which to elect to acquire the Kimberlite Claim, and Aurora shall reimburse Takepoint for its reasonable staking or acquisition costs in respect of the Kimberlite Claim. The AEM Data itself will not be provided to Takepoint by Aurora;

3. The interest of Shareholders in Takepoint will be diluted by the issuance of the Acquisition Shares and securities to be issued on the Private Placement and may experience further dilution in the event of exercise by Aurora of its Anti-Dilution Right and Acquisition Warrants; and

4. Takepoint, by virtue of owning the Mineral Assets, will be exposed to the risk factors applicable to mining and mineral properties that are disclosed under "Risk Factors". There can be no assurance that benefits will be obtained by the Company entering into the Acquisition Agreement.

Risk Factors

The securities of Takepoint should be considered highly speculative due to the nature of Takepoint's proposed business and the current stage of its development. In evaluating Takepoint and its prospective business, investors should carefully consider, in addition to the other information contained in this Information Circular, the following risk factors. These risk factors are not a definitive list of all risk factors associated with an investment in Takepoint or in connection with Takepoint's operations.

Non-Exclusivity Risk

With the exception of the Mineral Claims, Takepoint will have a non-exclusive right to conduct mineral exploration and acquire properties in the Area of Interest. Other parties, including Inco and Aurora have the legal right to acquire properties within the Area of Interest. If other parties acquire properties in the Area of Interest, Takepoint will not be able to stake the same properties, will not be entitled to any compensation in lieu thereof and will be deprived of any benefit under the Acquisition Agreement in respect of such properties.

The Mineral Assets exclude any rights to explore or develop kimberlite/diamond targets. If Takepoint stakes or otherwise acquires a Kimberlite Claim, Takepoint is required to notify Aurora of such claim. Aurora may elect to acquire the Kimberlite Claim in exchange for reasonable staking or acquisition costs.

Termination of Inco Agreements

Aurora has agreed in the Acquisition Agreement to keep the Inco Agreements in good standing until the Mineral Information is delivered to Takepoint. If one or both of the Inco Agreements terminates before the expiry of the Evaluation Periods, it may not be possible for Aurora's independent geophysicist to complete the interpretation of the AEM Data and deliver the Mineral Information to Takepoint.

Approval of Acquisition

The Acquisition is subject to various conditions, including approval of Shareholders and the TSX Venture. There is no assurance that the Acquisition will be approved by the requisite majority of Shareholders or that the Acquisition will receive all necessary Regulatory Approvals in order to be completed. If the Acquisition is not approved, Takepoint will have to find other properties or businesses to acquire and there is no assurance that it will be able to find such properties or businesses on favourable terms or at all.

Financing Risks

If the Acquisition is approved, additional funding will be required to complete the funding of the Phase 2 exploration program and to conduct any other exploration programs.. If the Company's exploration programs are successful, additional funds will be required for the development of an economic mineral body and to place it in commercial production. The only sources of future funds presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be available for operations. Failure to obtain additional financing on a timely basis could cause the Company to reduce or terminate its operations.

No History of Earnings

The Company has no history of earnings or of a return on investment, and there is no assurance that any of its properties will generate earnings, operate profitably or provide a return on investment in the future. Takepoint has not paid dividends in the past and has no plans to pay dividends for some time in the future. The future dividend policy of Takepoint will be determined by its board of directors. Much of the Mineral Assets, if acquired by Takepoint, consist of claims which have not been determined, staked or surveyed and, therefore, the future determination of claims, the precise area and location of such claims may be in doubt. There is no known body of commercial ore on the Company's properties. The purpose of the Private Placement is to raise funds to carry out exploration on a portion of the Mineral Claims.

Exploration and Development

Resource exploration and development is a speculative business and involves a high degree of risk. There is no certainty that the expenditures to be made by the Company in the exploration of the Mineral Claims will result in discoveries of commercial quantities of minerals. The marketability of natural resources which may be acquired or discovered by the Company will be affected by numerous factors beyond the control of the Company. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

Securities

Takepoint plans to focus on exploring its properties, but to further such activities and to acquire additional properties will require additional funds and it is likely that, to obtain the necessary funds, Takepoint will have to sell additional securities including, but not limited to, its common stock or some form of convertible debentures, the effect of which could result in a substantial dilution of the present equity interests of Takepoint's shareholders. Additional dilution may occur as a result of exercise by Aurora of its Anti-Dilution Right under the Anti-Dilution Agreement.

Permits and Licenses

The operations of Takepoint will require licenses and permits from various governmental authorities. Takepoint believes it will receive as part of the Acquisition or will be able to obtain in the future all necessary licenses and permits to carry on the activities which it intends to conduct, and that it intends to comply in all material respects with the terms of such licenses and permits. There can be no guarantee, however, that Takepoint will be able to obtain and maintain, at all times, all necessary licenses and permits required to undertake its proposed exploration and development or to place its properties into commercial production and to operate mining facilities thereon. In the event of commercial production the cost of compliance with changes in governmental regulations has the potential to reduce the profitability of operations or preclude the economic development of the property.

Title Matters

The acquisition of title to resource properties is a very detailed and time-consuming process. Title to and the area of resource concessions may be disputed. The Company will only receive title to the Mineral Claims when the Acquisition closes. There is no guarantee of title to any of the Mineral Claims. The Mineral Claims may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company has not surveyed the boundaries of any of the Mineral Claims and consequently the boundaries of the Mineral Claims may be disputed.

The Mineral Claims may also be subject to prior unregistered agreements of transfer or aboriginal land claims, and title may be affected by undetected defects.

Competition

Competition in the mineral exploration business is intense and could adversely affect Takepoint's ability to suitably develop its properties. Takepoint will be competing with many other exploration companies possessing greater financial resources and technical facilities. Accordingly, there is a high degree of competition for desirable mineral leases, suitable prospects for drilling operations and necessary mining equipment, as well as for access to funds. There can be no assurance that the necessary funds can be raised or that any projected work will be completed.

Conflicts of Interest

Certain existing and proposed directors and officers of Takepoint are, and may continue to be, involved in the mining and mineral exploration industry through their direct and indirect participation in corporations, partnerships or joint ventures which will be potential competitors of Takepoint. Situations may arise in connection with potential acquisitions in investments where the other interests of these directors and officers may conflict with the interests of Takepoint. Directors and officers of Takepoint with conflicts of interest will be subject to and will follow the procedures set out in applicable corporate and securities legislation, regulation, rules and policies. See also "Interest of Management in Material Transactions".

Potential Profitability Depends Upon Factors Beyond the Control of Takepoint

If minerals were discovered on Takepoint's properties, the potential profitability of such properties is dependent upon many factors beyond Takepoint's control. For instance, world prices of and markets for minerals are unpredictable, highly volatile, potentially subject to governmental fixing, pegging and/or controls and respond to changes in domestic, international, political, social and economic environments. Another factor is that rates of recovery of minerals from mined ore may vary from the rate experienced in tests and a reduction in the recovery rate will adversely affect profitability and, possibly, the economic viability of a property. Profitability also depends on the costs of operations, including costs of labour, equipment, electricity, environmental compliance or other production inputs. Such costs will fluctuate in ways Takepoint cannot predict and are beyond Takepoint's control, and such fluctuations will impact on profitability and may eliminate profitability altogether. Additionally, due to worldwide economic uncertainty, the availability and cost of funds for development and other costs have become increasingly difficult, if not impossible, to project. These changes and events may materially affect the financial performance of Takepoint.

Influence of Mineral Prices

Factors beyond the control of the Company may affect the marketability and price of any minerals discovered, if any. Resource prices have fluctuated widely in recent years and are affected by numerous factors beyond Takepoint's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors cannot accurately be predicted.

Operating Hazards and Risks

Mineral exploration and mining involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These hazards include unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour.

Operations in which Takepoint will have a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Although Takepoint intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities could exceed policy limits, in which event Takepoint could incur significant costs that could have a materially adverse effect upon its financial condition.

Environmental, Health and Safety Regulation of Resource Industry

Mining operations are subject to federal, provincial and local laws relating to the protection of the environment, including laws regulating removal of natural resources from the ground and the discharge of materials into the environment. Mining operations are also subject to federal, provincial and local laws and regulations which seek to maintain health and safety standards by regulating the design and use of mining methods and equipment. Various permits from government bodies are required for mining operations to be conducted; no assurance can be given that such permits will be received. No assurance can be given that environmental standards imposed by federal, provincial or local authorities will not be changed or that any such changes would not have material adverse effects on Takepoint's activities. Moreover, compliance with such laws may cause substantial delays or require capital outlays in excess of

those anticipated, thus causing an adverse effect on Takepoint. Additionally, Takepoint may be subject to liability for pollution or other environmental damages, which it may not insure against.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, several risks and, in particular, unexpected or unusual geological or operating conditions, may occur. It is not always possible to fully insure against such risks, and Takepoint may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of the securities of Takepoint.

Takepoint is not insured against most environmental risks. Insurance against environmental risks (including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from exploration and production) has not been generally available to companies within the industry. Takepoint periodically evaluates the cost and coverage of the insurance against certain environmental risks that is available to determine if it would be appropriate to obtain such insurance. Without such insurance, and if Takepoint becomes subject to environmental liabilities, the payment of such liabilities would reduce or eliminate its available funds or could exceed the funds Takepoint has to pay such liabilities and result in bankruptcy. Should Takepoint be unable to fund fully the remedial cost of an environmental problem it might be required to enter into interim compliance measures pending completion of the required remedy.

Currency Fluctuations

Takepoint maintains its accounts in Canadian currency. If Takepoint locates minerals on its properties, its market for the sale of such minerals may be in foreign countries and may be subject to foreign currency fluctuations. Such fluctuations may materially affect its financial position and results. Takepoint does not engage in currency hedging activities.

Shareholders will be asked to pass the following resolutions, subject to such changes as may be required by regulatory authorities or recommended by counsel.

(a) Acquisition Resolution

Shareholders will be asked to consider and, if thought fit, to pass the following ordinary resolution:

> "Resolved as an ordinary resolution that the Acquisition of the Mineral Assets in exchange for the issuance to Aurora by Takepoint of 13,000,000 Acquisition Shares and 550,000 Acquisition Warrants, which will constitute a change of control of Takepoint by Aurora pursuant to the policies of the TSX Venture Exchange Inc., be hereby approved."

(b) Approval of Name Change

The directors are recommending the Name Change to reflect the Company's new operations. Accordingly, Shareholders are being asked to consider and, if thought fit, to pass the following Special Resolution:

> "Resolved as a special resolution that the name of Takepoint be changed from "Consolidated Takepoint Ventures Ltd." to "Lake Shore Gold Corp." or to such other name as determined upon by the directors and acceptable to the Registrar of Corporations under the Yukon Act and the TSX Venture Exchange and altering the Company's Articles accordingly and any director of the

Company is authorized to execute and file Articles of Amendment with the Yukon Corporate Registry along with all other documents and further acts that may be necessary to effect the amendment."

(c) Approval of Change of Auditor

Takepoint wishes to change its auditors to Deloitte & Touche LLP, who are also Aurora's auditors, so as to minimize duplication of auditing requirements and reduce costs. See the Change of Auditors Reporting Package in Schedule "B". Takepoint Shareholders will be asked to consider and, if thought fit, to pass the following ordinary resolution:

> "Resolved as an ordinary resolution that the auditor of Takepoint be changed from G. Ross McDonald, CA to Deloitte & Touche LLP, to take effect in the event of and subsequent to the closing of the Acquisition and that the directors be authorized to fix the Auditor's remuneration."

(d) Approval of Increased Capital

The directors are recommending the Increased Capital in order that the Company may have maximum flexibility to raise funds through the issuance of Shares. Accordingly, Shareholders are being asked to consider and, if thought fit, to pass the following Special Resolution:

> "Resolved as a special resolution that the authorized capital of Takepoint be increased from 100,000,000 common shares without par value to an unlimited number of common shares without par value and that the Company's Articles be altered accordingly and any director of the Company is authorized to execute and file Articles of Amendment with the Yukon Corporate Registry along with all other documents and further acts that may be necessary to effect the amendment."

(e) Bylaws Resolution

The directors have passed a resolution approving certain amendments to the Bylaws, subject to shareholder approval. The amendments provide for the following changes:

1. Signing of Documents - documents required to be executed under seal may signed by and the seal may be affixed by any one director or officer of Takepoint;

2. Directors' Meetings - one director or officer may convene and direct a meeting of the Board; the notice period for the calling of a directors' meeting is reduced to 24 hours; and the chairman of the meeting has a second or casting vote in the event of a tie; and

3. Shareholders' Meetings – a provision is included allowing for the holding of meetings by electronic means in the event this becomes permitted by Yukon law; officers of the Company are added as persons authorized to chair the meetings; the quorum for shareholders meetings is changed from two shareholders to one shareholder present in person or represented by proxy; and the chairman of the meeting has a second or casting vote in the event of a tie.

A copy of the amended Bylaws are available for viewing in the same manner as Material Contracts.

Shareholders are being asked to consider and, if thought fit, to pass the following Special Resolution:

"Resolved as a Special Resolution that the Bylaws Amendments be and the same are hereby ratified and approved."

(f) Approval of Stock Option Plan

The Board of Directors of Takepoint has established the 2002 Plan. The purpose of the 2002 Plan is to attract and motivate directors, officers and employees of and consultants to Takepoint and its subsidiaries and thereby advance Takepoint's interests by affording such persons with an opportunity to acquire an equity interest in Takepoint through the issuance of stock options. Takepoint is currently listed on Tier 2 of the TSX Venture. The 2002 Plan has also been structured so as to enable Takepoint, without requiring further shareholder approval, to issue stock options that also comply with The Toronto Stock Exchange (the "**TSX**") policies in the event that Takepoint obtains a listing on either Tier 1 of the TSX Venture or the TSX. The 2002 Plan authorizes the Board of Directors to grant stock options to the Optionees on the following terms:

1. The number of shares subject to each option is determined by the Board of Directors provided that the 2002 Plan, together with all other previously established or proposed share compensation arrangements, may not result in:

   (a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 20% of the issued shares of Takepoint; or

   (b) the issuance, within a one year period, to insiders of Takepoint of a number of shares exceeding 20%, or to one individual of a number exceeding 5%, or an aggregate number of option shares to consultants exceeding 2% of the issued shares of Takepoint.

   If Takepoint becomes listed on Tier 1, TSX Venture, or on the TSX, the issued shares of Takepoint must, for the purpose of calculating the above percentages, exclude shares issued pursuant to stock compensation plans over the preceding one year period. In addition, a consultant who provides investor relation services may receive options for those services and the 2% limit for consultants is replaced with the 5% limit applicable to insiders.

2. The aggregate number of shares which may be issued pursuant to options granted under the 2002 Plan, unless otherwise approved by shareholders, may not exceed 4,246,373 (20% of the issued shares of Takepoint shares after completion of the Acquisition and the Private Placement).

3. The exercise price of an option may not be set at less than the closing market price during the trading day immediately preceding the date of grant of the option less a maximum discount of 25% if Takepoint is listed on Tier 2, TSX Venture or without any allowable discount if Takepoint is listed on Tier 1, TSX Venture or on the TSX.

4. The options may be exercisable for a period of up to 5 years and will vest over an 18-month period while Takepoint is listed on Tier 2, TSX Venture. The options may be exercisable for a period of up to 10 years if Takepoint is listed on Tier 1, TSX Venture or on The TSX.

5. The options are non-assignable, except in certain circumstances. The options can only be exercised by the optionee as long as the optionee remains an eligible optionee pursuant to the 2002 Plan or within a period of not more than 90 days after ceasing to be an eligible optionee or, if the optionee dies, within one year from the date of the optionee's death.

6. On the occurrence of a takeover bid, issuer bid or going private transaction, the Board of Directors will have the right to accelerate the date on which any option becomes exercisable.

If shareholder approval for the 2002 Plan is obtained, any options granted or amendments made to options previously granted pursuant to the 2002 Plan will not require further shareholder approval although notice of options granted under the 2002 Plan must be given to the TSX Venture. Any amendments to the 2002 Plan must also be approved by the TSX Venture and, if necessary, by the Shareholders of Takepoint prior to becoming effective. The affirmative vote of the holders of a majority of the outstanding common shares entitled to vote and represented in person or by proxy, excluding votes attaching to the Shares beneficially owned by insiders of Takepoint to whom shares may be issued pursuant to the 2002 Plan and associates of such insiders, is required for the approval of the 2002 Plan. A copy of the 2002 Plan may be viewed in the same manner as Material Contracts.

Shareholders will be asked to consider and, if thought fit, to pass an ordinary resolution approving the 2002 Plan:

> "Resolved as an ordinary resolution that 2002 Plan be and the same is hereby approved, subject to such changes as may be required by counsel or Regulatory Authorities."

(h) Authorization of Directors' Discretion

The Directors are asking for Shareholder authorization to decide when and whether or not to proceed with the Acquisition and the Related Transactions, in their discretion. Shareholders will be asked to pass the following ordinary resolution:

> "Resolved as an ordinary resolution that he directors of Takepoint are hereby authorized to decide when and whether or not to proceed with the Acquisition and the Related Transactions, in their discretion, and to authorize any one director or officer to do such further acts and execute and file such documents to effect the Acquisition and the Related Transactions."

The Board of Directors recommends that the Shareholders vote in favour of the Acquisition Resolution, the Related Resolutions, the Stock Option Resolution and any other resolutions proposed by the board of directors as set out in the Notice of Meeting.

UNLESS SUCH AUTHORITY IS WITHHELD, THE PERSONS NAMED IN THE TAKEPOINT PROXY INTEND TO VOTE IN FAVOUR OF THE ACQUISITION, THE RELATED TRANSACTIONS AND THE 2002 PLAN.

DESCRIPTION OF TAKEPOINT

Unless otherwise indicated, prices of Shares and numbers of Shares referred to herein are provided on a post-consolidation basis.

Name and Incorporation

Takepoint was formed in the Province of British Columbia on July 7th, 1987 under the name Iron Lady Resources Inc. through the amalgamation of Nu Pacific Resources Ltd, (which was incorporated on October 7th, 1968, under the name Blue Gulch Explorations Ltd. (N.P.L.) which converted from a specially limited company to a limited company and subsequently changed its name to Pacific Resources Development Ltd., on May 10, 1973 and subsequently changed its name to No Pacific Resources Ltd., on July 2, 1980) and Iron Lady Resources Inc., (which was incorporated on January 26th, 1981, under the name New Ms. Petroleums Ltd., and subsequently changed its name to Iron Lady Resources Inc., on May 13, 1983). On August 3, 1994 Iron Lady Resources Inc. consolidated its share capital on the basis of one new share for every 3.4 old shares, increased its authorized capital to 100,000,000 common shares and changed its name to Takepoint Ventures Ltd. On June 25, 2002, Takepoint consolidated its share capital on the basis of one new share for every three old shares, increased its authorized capital to 100,000,000 common shares, changed its name to Consolidated Takepoint Ventures Ltd. and was continued from the laws of British Columbia under the Company Act (British Columbia) to the laws of the Yukon Territory under the Yukon Act. Takepoint is a reporting issuer in British Columbia and Alberta. Takepoint's head office address is located at P.O. Box 48778, Bentall Station, Vancouver, British Columbia, V7X 1A6. Following the Closing, Takepoint will establish its head office at 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6. It will also have an Ontario office.

Intercorporate Relationships

Takepoint has no material subsidiaries or other intercorporate relationships at the present time.

General Development of the Business – Three Year History

Takepoint is historically a mineral exploration and development company. In July 2000, the Company entered into an agreement in principal to acquire all the shares of FibreOptic Gateways Inc. ("**FGI**"), a private company which was proposing to manufacture fibre optic components used by the optical networking industry. A formal agreement was entered into on October 11, 2000 (the "**FGI Agreement**"). On May 24, 2001, the FGI Agreement was terminated by mutual agreements due to changes to FGI's business plan, financial requirements and market conditions. Since that time, the Company has been looking for suitable acquisitions or business opportunities and for that purpose has entered into the Acquisition Agreement.

Takepoint does not have any mineral property interests as at the date of this Information Circular. See "Particulars of Other Matters to be Acted Upon – Acquisition of Mineral Assets" for information about the property and assets to be acquired by Takepoint pursuant to the Acquisition Agreement.

Significant Acquisitions and Dispositions

There have been no significant acquisitions or dispositions by Takepoint within the last fiscal year.

Trends

Takepoint is not carrying on any business. The management of Takepoint is not aware of any trends that will apply to it in the event the Acquisition is approved save as otherwise disclosed in this Information Circular.

Summary and Analysis of Financial Operations

The following tables set out selected financial information for the periods indicated and should be considered in conjunction with the more complete information contained in the financial statements of Takepoint and related notes included in this Information Circular.

The following table sets forth selected (unaudited) quarterly financial information.

	Quarter Ended			
	June 30, 2002	**March 31, 2002**	**December 31, 2001**	**September 30, 2001**
Total Revenues	$152	$99	$1,156	$1,994
Net (Loss) Income	($119,471)	$7,705[(1)]	($26,135)	($4,307)
Net (Loss) Per Share	($0.05)	$0.00	($0.01)	($0.00)
	Quarter Ended			
	June 20, 2001	**March 31, 2001**	**December 31, 2000**	**September 30, 2000**
Total Revenues	$5,196	$7,089	$1,182	$4,749
Net Loss	($43,775)	($32,270)	($120,137)	($26,211)
Net Loss Per Share	($0.02)	($0.01)	($0.05)	($0.01)

(1) Operating loss for the period was $7,358 before extraordinary gain of $15,063 which resulted in a net income of $7,705 for accounting purposes.

The following table sets forth selected financial information for the periods indicated:

	Year Ended June 30, 2002 Audited	**Year Ended June 30, 2001 Audited**
Total Revenues	$3,401	$18,216
Net Loss	($142,208)	($222,393)
Net Loss per Share	($0.06)	($0.09)
Total Assets	$269,871	$412,558

Management Discussion and Analysis

Overview

Takepoint has not had an active business in the past three years (2000 – 2002), and during this period has been seeking new business opportunities. In 2000 the Company completed a $150,000 private placement to supplement its working capital. In fiscal 2001, it negotiated a reverse takeover with FGI of New Brunswick, Canada, which was ultimately terminated on May 24, 2001.

Results of Operations

Year Ended June 30, 2002 Compared to Year Ended June 30, 2001

Takepoint incurred operating losses of $55,259 and a net loss of $142,208 or $0.06 per share for the year ended June 30, 2002 compared with a net loss of $222,398 or $0.09 per share in 2001.

In 2002, corporate and administrative expenses were $73,723 compared to $240,609 in 2001. Lower expenses in 2002 were attributed to the absence of further corporate expenses related to professional fees and project evaluation expenses for the FGI acquisition.

During fiscal 2002 Takepoint paid an additional $100,000 of obligations incurred in connection with the proposed transaction with FGI. As at June 30, 2002 the Company had received an aggregate of $338,050 in partial payment of the total $425,000 loaned to FGI. At the end of the year, management decided to write down the remaining $86,950 to a nominal value of $1 on the Company's balance sheet, while considering legal action in connection with the collection of this loan. The Company has made demand for $50,000 due under a promissory note which note was assigned to Takepoint (aggregate of $86,950).

Year Ended June 30, 2001 Compared to Year Ended June 30, 2000

Takepoint incurred a net loss of $222,393 or $0.03 per share for the year ended June 30, 2001 compared to a net loss of $71,395 or $0.01 per share for the comparative year ended June 30, 2000.

In 2001, in connection with the proposed reverse takeover with FGI, the Company incurred increased professional fees of $149,260 (2000-$34,160) primarily for legal expenses related to the proposed transaction. The Company also incurred project evaluation expenses of $38,792 during the year in connection with this and other projects.

In connection with the proposed reverse takeover transaction, Takepoint advanced $325,000 to FibreOptic of which $288,050 was repaid in 2002.

Year Ended June 30, 2000 Compared To Year Ended June 30, 1999

The net loss for the year ended June 30, 2000 was $71,395 compared to a loss of $45,399 in fiscal 1999.

General and administrative expenses in fiscal 2000 were $90,016 compared to $65,084 in fiscal 1999. The increase related primarily to higher management fees and project evaluation costs of $13,023.

Financial Condition, Liquidity and Capital Resources

Takepoint's working capital position as at June 30, 2002 was $247,551 compared with working capital of $279,759 as at June 30, 2001.

In June, 2002 Takepoint received $110,000 from the exercise of 1 million share purchase warrants at $0.11 per share. These warrants were re-priced in fiscal 2002 from $0.20 per share to $0.11 per share.

Of the shares issued as at June 30, 2001, a total of 304,412 common shares were subject to escrow restrictions. Pursuant to the terms of the escrow agreements, the shares expired during fiscal 2002 and were accordingly cancelled.

In June 2002, Takepoint consolidated all of its issued and outstanding common shares on a 3 old for 1 new basis. The financial statements have been restated to reflect this share consolidation.

In the event that Takepoint is unsuccessful in completing the proposed Acquisition and Private Placement (see "Particular of Matters to be Acted Upon – Acquisition of Mineral Assets from Aurora Platinum Corp.), it is expected that the Company will have sufficient funds to meet its general and administrative expenses and maintain minimum working capital requirements over the next 12 months.

Dividend Policy

Takepoint has not paid dividends since its inception. Takepoint currently intends to retain all available funds, if any, for use in its business and does not anticipate paying any dividends for the foreseeable future.

Authorized and Issued Share Capital

The authorized capital of Takepoint consists of 100,000,000 Shares, of which 2,676,311 Shares were issued and outstanding as at the date of this Information Circular. The directors of the Company are recommending an increase in the authorized capital of the Company. See Particulars of Other Matters to be Acted Upon – Approval of Increased Capital.

Holders of Shares are entitled to one vote per share at all meetings of shareholders. Holders of Shares are entitled to receive dividends as and when declared by the directors and to receive a pro rata share of the assets of Takepoint available for distribution to holders of Shares in the event of liquidation, dissolution or winding-up of Takepoint. All shares rank *pari passu*, each with the other, as to all benefits which might accrue to the holders of Shares.

Share and Loan Capital

The following table and the notes thereto set forth the share and loan capital of Takepoint as at the dates specified therein. The table should be read in conjunction with and is qualified in its entirety by reference to the Takepoint Financial Statements appearing elsewhere in this Information Circular.

Designation of Security	Authorized	Amount Outstanding as at August 31, 2002 (1)(2)	Amount Outstanding after giving effect to the Acquisition (1)(2)(3)
Common Shares	100,000,000	2,676,311	21,781,867

(1) All figures set out are unaudited. The share capital was consolidated on a 3:1 basis in June 2002.
(2) Does not include Shares which may be issued upon exercise of any outstanding stock options.
(3) Includes 13,000,000 Acquisition Shares and 5,555,556 Shares issuable as part of the Units in the Private Placement, but does not include Shares which may be issued upon exercise of any New Stock Options, Acquisition Warrants, PP Warrants or Agent's Warrants.

Fully Diluted Share Capital

The following table set forth details of Takepoint's share capital on a fully diluted basis, assuming completion of the Acquisition and the Private Placement:

Common Shares	Number of Securities	Percentage of Total
(a) Issued as at October 15, 2002[1]	2,676,311	9.11%
(b) Common Shares to be issued pursuant to the RTO [1]	13,000,000[5]	44.27%
(c) Common Shares reserved for issue upon the exercise of 550,000 Acquisition Warrants	550,000[5]	1.87%
(d) Common Shares reserved for issue if all the Units offered on the Private Placement are sold [2]	5,555,556[5]	18.92%
(e) Common Shares to be reserved for issue upon the exercise of PP Warrants issued pursuant to the Private Placement and Agent's Warrants.[3]	3,333,334[5]	11.35%
(f) Common Shares to be reserved for issue upon the exercise of New Stock Options, such New Stock Options to be issued at the Closing pursuant to the 2002 Plan.[4]	4,246,373[5]	14.46%
TOTAL[1]	29,361,574	100%

(1) See "Particulars of Other Matters to be Acted Upon - Acquisition of Mineral Assets from Aurora Platinum Corp."
(2) See "Description of Takepoint - Private Placement".
(3) See "Particulars of Other Matters to be Acted Upon - Acquisition of Mineral Assets from Aurora Platinum Corp."
(4) See "Particulars of Other Matters to be Acted Upon - Approval of Stock Option Plan".
(5) There is no assurance that any or all of these securities will be issued.

Public and Insider Ownership

The aggregate number of voting securities that will be held by the public and the aggregate number of voting securities that will be held by promoters and insiders on completion of the Acquisition is:

Holders of Securities	Number of Voting Securities	Percentage of Voting Securities on completion of the Acquisition
Public	8,773,867	40.18
Insiders	13,008,000	59.72

Options and Other Rights to Purchase Shares

Options

As at the date of this Information Circular, Takepoint has no outstanding options.

At Closing, the Company intends to grant options pursuant to the 2002 Plan to purchase or acquire an aggregate of 3,090,000 Shares at $0.24 per Share as incentive options as follows:

Optionees	Number of Shares Subject to Options[(1)]	Exercise Price	Expiry Date of Option	Market Value of a Share as of the date of Grant
Directors				
John G. Paterson	600,000	$0.24	Five years from the date of issue	$0.24
Thomas W. Beattie	300,000	$0.24	Five years from the date of issue	$0.24
Anthony R. Harvey	150,000	$0.24	Five years from the date of issue	$0.24
Michael D. Winn	100,000	$0.24	Five years from the date of issue	$0.24
Officers				
Parkash K. Athwal	200,000	$0.24	Five years from the date of issue	$0.24
Susy H. Horna	50,000	$0.24	Five years from the date of issue	$0.24
Consultants				
George H. Plewes	450,000	$0.24	Five years from the date of issue	$0.24
Management Company Employees				
Daniel G. Innes	600,000	$0.24	Five years from the date of issue	$0.24
Giovanni Susin	75,000	$0.24	Five years from the date of issue	$0.24
Cecilia Bonatto	30,000	$0.24	Five years from the date of issue	$0.24
John Bradford	75,000	$0.24	Five years from the date of issue	$0.24
Nigel Luckman	20,000	$0.24	Five years from the date of issue	$0.24
Alana McFarlane	10,000	$0.24	Five years from the date of issue	$0.24
Robert Rollings	20,000	$0.24	Five years from the date of issue	$0.24
Bryn Parker	10,000	$0.24	Five years from the date of issue	$0.24
John Fleishman	10,000	$0.24	Five years from the date of issue	$0.24
Richard Mazur	50,000	$0.24	Five years from the date of issue	$0.24

Optionees	Number of Shares Subject to Options[1]	Exercise Price	Expiry Date of Option	Market Value of a Share as of the date of Grant
Blair Lockhart	20,000	$0.24	Five years from the date of issue	$0.24
Michael Byron	100,000	$0.24	Five years from the date of issue	$0.24
Joan Arkilander	10,000	$0.24	Five years from the date of issue	$0.24
Yves Clement	20,000	$0.24	Five years from the date of issue	$0.24
Thomas Morris	100,000	$0.24	Five years from the date of issue	$0.24
Lorraine Dupuis	20,000	$0.24	Five years from the date of issue	$0.24
Ikram Osmani	20,000	$0.24	Five years from the date of issue	$0.24
Ken Witherly	10,000	$0.24	Five years from the date of issue	$0.24
Charlie Cheung	10,000	$0.24	Five years from the date of issue	$0.24
Jacques Samson	10,000	$0.24	Five years from the date of issue	$0.24
Andrew Morbin	10,000	$0.24	Five years from the date of issue	$0.24
Barbara Duggan	10,000	$0.24	Five years from the date of issue	$0.24
Total	3,090,000		Five years from the date of issue	

(1) The closing price of the Shares on the TSX Venture on June 20, 2002, the last trading day before the stock was halted for the purposes of the RTO was $0.08 per Share (on a pre-consolidated basis). For information on the terms of the 2002 Plan, see "Particulars of Other Matters to be Acted Upon – Approval of Stock Option Plan".

There are no assurances that the options described above will be exercised in whole or in part.

Prior Sales

Takepoint has not issued any securities during the twelve months preceding the date of this Information Circular, save as described below:

Date of Issue	No. of Securities Issued (Pre-consolidation)	Price (Pre-consolidation)	Reason for Issue
June 7, 2002	1,000,000 Shares	$0.11	exercise of outstanding warrants

Stock Exchange Prices

Takepoint's Shares are listed and posted for trading on the TSX Venture under the symbol "CTK". The following table sets out the high and low trading price and volume of trading of the Shares on the TSX Venture during the periods indicated.

Year	Period	High ($)[1]	Low ($)[1]	Volume
2002				
	October 1-15	Halted[2]	-	-
	September 1-30	Halted[2]	-	-
	August 1 – 31	Halted[2]	-	-
	July 1 – 30	Halted[2]	-	-
	June 21 – 30	Halted[2]	-	-
	June 1 – 20	0.14	0.08	21,392
	May	0.11	0.07	12,333
	April	0.11	0.07	169,309
	March	0.00	0.00	Nil
	February	0.05	0.05	6,000
	January	0.00	0.00	Nil
2001	December	0.04	0.06	26,882
	November	0.00	0.00	Nil
	October	0.09	0.08	82,000
	September	0.00	0.00	Nil
	August	0.00	0.00	Nil
	July	0.15	0.15	2,000
	June	0.25	0.16	1,607
	May	0.27	0.26	12,666
	April	0.35	0.25	120,294
	March	0.15	0.25	49,500

(1) All Shares and share prices are shown on a pre-consolidation basis.

(2) The last closing price for the Company's Shares on the TSX Venture on June 20, 2002, the last trading day before the stock was halted for the purposes of the RTO, was $0.08 per Share (pre-consolidation) and $0.24 per Share (post-consolidation).

Existing and Proposed Directors and Officers

Existing Directors and Officers

The directors of Takepoint are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. The following table sets forth certain particulars of the existing directors and officers of Takepoint. If the RTO is completed, all of the existing directors and officers of Takepoint, except Anthony Harvey, will resign and be replaced by the persons named under "Proposed Directors and Officers" below.

Name and Municipality of Residence	Position Held	Principal Occupation, Business or Employment	Number and % of Shares owned or controlled [1]
Eric D. Pinkney [2] Mississauga, Ont.	President, Chief Executive Officer, Director	Consultant for an international consulting firm, specializing in active turnaround management and corporate reorganizations	Nil
Kevin K.R. Winter [2] Pembroke, Bermuda	Director	Investment Advisor (Retired)	Nil
Anthony Harvey West Vancouver, BC.	Director	Consultant for a management and mining consulting firm	8,000 0.298%

(1) As of the date of this Information Circular, based upon information provided to Takepoint by the individual directors and officers.

(2) Member of audit committee.

Proposed Directors and Officers

The following table sets forth certain particulars of the proposed directors and officers of Takepoint following completion of the Acquisition.

Name and Municipality of Residence	Position to be Held	Principal Occupation, Business or Employment	Number and % of Shares currently owned or controlled [1]	Number and % of Shares to be owned or controlled, post Acquisition [1]
John G. Paterson Vancouver, British Columbia (age 52)	President, Chief Executive Officer and Director	President, CEO and Director of Aurora, Southwestern Resources Corp. and Superior Diamonds Inc.; Director of Canabrava Diamond Corp. (public mineral exploration companies).; President, Glengarry Resource Management Inc. (private consulting company).	Nil	Nil
Thomas W. Beattie West Vancouver, British Columbia (age 51)	Director	Vice-President, Corporate Development and Corporate Secretary of Aurora since May 2000; Vice-President, Corporate Development and Secretary of Southwestern Resources Corp. and Canabrava Diamond Corporation; Director of Superior Diamonds Inc., Director of Westvista Management Inc. (private consulting company).	Nil	Nil
Michael D. Winn Laguna Beach, California (age 40)	Director	President, Terrasearch Inc. (financial consulting company), January 1997 to present; Director of Superior Diamonds Inc., Financial Analyst, Global Resource Investments Ltd., 1994 to 1996; Geologist, CDM Federal Programs Corporation, 1990 to 1993.	Nil	Nil
Anthony Harvey Vancouver, British Columbia (age 68)	Director	Consultant for a management and mining consulting firm	8,000	8,000 0.037%

Name and Municipality of Residence	Position to be Held	Principal Occupation, Business or Employment	Number and % of Shares currently owned or controlled [(1)]	Number and % of Shares to be owned or controlled, post Acquisition [(1)]
Parkash K. Athwal Ladner, British Columbia (age 41)	Chief Financial Officer	Vice-President and Chief Financial Officer of Aurora, Superior Diamonds Inc., Southwestern Resources Corp. and Canabrava Diamond Corporation.	Nil	Nil
Susy H. Horna Surrey, British Columbia (age 43)	Corporate Secretary	Corporate Secretary, Superior Diamonds Inc., Executive Legal Assistant for Aurora, Southwestern Resources Corp. and Canabrava Diamond Corporation	Nil	Nil

(1) Assuming 21,781,867 Shares of Takepoint are issued as of the Closing Date. Based upon information provided to Takepoint by the individuals named. See "Options and Other Rights to Purchase Shares" for information on stock options to be granted to the above directors and officers.

The following are brief biographies of the proposed directors and officers.

John G. Paterson, Proposed President and Chief Executive Officer and Director: Mr. Paterson will be appointed President and Chief Executive Officer and Director of Takepoint and will be devoting 25% of his time to the Company in providing such services.

Mr. Paterson has worked extensively in Canada, the United States, South America, Asia and Australia. From 1985 to 1990 Mr. Paterson was President of Frobisher Resources PTY, Ltd., a private company consulting to senior mining firms working mainly in Australia and Indonesia. Much of his work was directed towards Archean gold deposits in Australia and included property/project generation, valuation, ore reserve and feasibility studies. In 1990 he formed Southwestern (formerly Southwestern Gold Corporation).

He has worked in underground mining operations for Falconbridge Nickel Mines in Sudbury, Canada (1971 to 1973); as a Project Geologist for Uranerz Exploration and Mining Ltd. (1974 to 1980) where he was involved in uranium exploration in Canada and as a senior regional geologist with Uranerz Australia PTY Ltd. (1980 to 1985). Mr. Paterson has completed graduate courses in mineral exploration at Queens University and holds a BSc. (Hons.) Geology from Carleton University, is a Fellow of the Geological Association of Canada and a member of the Australasian Institute of Mining and Metallurgy.

Mr. Thomas W. Beattie, proposed Director: Mr. Beattie will be appointed a director of Takepoint and will be devoting 15% of his time to the Company in providing such services.

Mr. Beattie has over 25 years of business experience, principally as in-house counsel and in management positions with international mining and exploration companies. In 1980 he joined Placer Dome Inc. as a solicitor dealing mainly with the legal aspects of foreign exploration. In 1987 he joined Orvana Minerals Corp. and was its Executive Vice President and Chief Financial Officer when he joined Southwestern in 1996 as Vice President, Corporate Development and Corporate Secretary. Mr. Beattie is a member of the Law Society of British Columbia.

Mr. Beattie obtained a LL.B. in 1977 and a B.Comm. in 1976 from the University of British Columbia.

Michael D. Winn, proposed Director: Mr. Winn is currently President of Terrasearch Inc., a consulting company that provides analysis on mining and energy companies. Prior to forming that company in

1997, Mr. Winn spent four years as an analyst for a southern California based brokerage firm (Global Resource Investments, Ltd.) where he was responsible for the evaluation of emerging oil and gas and mining companies.

Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of three companies that are involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and received a B.S. in geology from the University of Southern California.

Parkash K. Athwal, proposed Vice President Finance & CFO: Parkash K. Athwal has over 15 years of experience working for publicly listed companies in financial management positions. During her career she has been involved with managing all aspects of the financial reporting function including regulatory filings in the U.S., treasury management, streamlining functions of foreign accounting offices, establishing subsidiary companies in foreign jurisdictions, and has assisted in the preparation of documents for various public financings and reverse take-overs of public companies. In 1986 she joined Adagio Enterprises Ltd., a manufacturing company in 1986, and International Aqua Foods, an aquaculture company in 1991. She joined Southwestern in 1994, as Controller, and became Vice President, Finance and CFO in December 2000. Ms. Athwal is also Vice President Finance and CFO of Canabrava Diamond Corporation and Aurora Platinum Corp. as. She is a member of the Society of Management Accountants of B.C.

Susy H. Horna, proposed Corporate Secretary: Ms. Horna will be appointed Corporate Secretary of Takepoint and will be devoting 15% of her time to the Company in providing such services.

Ms. Horna has over 13 years of experience in the Legal Assistant field, having started in 1989 at Harry Crosby, Law Office assisting a sole practitioner in various areas of law. In 1995 she joined Orvana Minerals Corp. to assist Orvana's Executive Vice President and Chief Financial Officer. In 1996 she joined Southwestern Resources Corp. as Executive Legal Assistant. Ms. Horna is Corporate Secretary of Superior Diamonds Inc.

Ms. Horna has completed law studies, holds a Language and Literature diploma from the Pontificia Universidad Catolica del Peru, and prior to immigrating to Canada articled in one of Peru's main financial institutions.

Other Reporting Issuers

The existing and proposed directors, officers and promoters of Takepoint who have been directors, officers and/or promoters of other reporting issuers within the five years prior to the date hereof, including the periods during which they acted in such capacity, are set forth below.

Name of Director or Officer	Reporting Issuer	Position	Period Held
John G. Paterson, Proposed President, Chief Executive Officer, proposed director	Southwestern Resources Corp.-TSX	President, Chief Executive Officer and Director,	June 1992 to Present
	Aurora Platinum Corp. – TSX Venture	President, Chief Executive Officer and Director,	May 2000 to Present
	Superior Diamonds Inc. – TSX Venture	President, Chief Executive Officer and Director,	August 2002 to Present
	Canabrava Diamond Corporation – TSX Venture	Director	June 1994 to Present
Michael D. Winn, proposed director	Aurora Platinum Corp. – TSX Venture	Director	May 2000 to Present
	Superior Diamonds Inc. – TSX Venture	Director	August 2002 to Present
Thomas W. Beattie, proposed director	Southwestern Resources Corp. – TSX	Vice President, Corporate Development & Secretary	Sept. 1996 to Present
	Aurora Platinum Corp. – TSX Venture	Corporate Secretary	May 2000 to Present
	Canabrava Diamond Corporation – TSX Venture	Vice President Corporate Development & Secretary	Sept. 1996 to Present
	Superior Diamonds Inc. – TSX Venture	Director	August 2002 to Present
	Pacific Minerals Inc. – TSX	Corporate Secretary	May 2000 to Present
	Unirex Corp. (formerly Global-Pacific Minerals Inc.) – TSX Venture	Corporate Secretary	April 1998 to November 2001
Parkash K. Athwal, Proposed Chief Financial Officer	Southwestern Resources Corp.-TSX	Vice-President, Chief Financial Officer,	November 2000 to Present
	Aurora Platinum Corp. – TSX Venture	Vice-President, Chief Financial Officer,	November 2000 to Present
	Canabrava Diamond Corporation – TSX Venture	Vice-President, Chief Financial Officer,	November 2000 to Present
	Superior Diamonds Inc. – TSX Venture	Chief Financial Officer	August 2002 to Present
	Unirex Corp.(formerly Global-Pacific Minerals Inc.) – TSX Venture	former Vice-President, Finance and Chief Financial Officer	November 2000 to February 2001
Susy H. Horna, proposed Corporate Secretary	Superior Diamonds Inc. – TSX Venture	Corporate Secretary	August 2002 to Present

Name of Director or Officer	Reporting Issuer	Position	Period Held
Eric D. Pinkney (1) Mississauga, Ont.	Consolidated Ouro Brasil Ltd.– TSX Venture	President, Chief Executive Officer, Director	May 2001 to Present
	eMobile Data Inc. – TSX Venture	Director	December 1997 to 2000
	First Ecom.com Limited – NASDAQ	Director	November 2000 to June 2001
	Storage Access Inc. – TSX Venture	Director	January 2001 to January 2002
	Ballistic Ventures Inc. – OTCBB	Director	May 2000 to present
Kevin K.R. Winter (1) Pembroke, Bermuda	Consolidated Ouro Brasil Ltd. – TSX Venture	Director	May, 2001 to Present
Anthony Harvey West Vancouver, British Columbia	Azco Mining Incorporated	President, Secretary, Chairman/Director & Chief Operations Officer Vice- Chair/Director & Chief Operations Officer	1989 - 1991; 1991 – 1994 1994 - 2000

(1) At the Closing, Mr. Pinkney and Mr. Winter will resign their respective positions with the Company.

Performance Shares or Escrow Securities

Existing Escrow Shares

There are currently no Shares held in escrow.

Escrowed Acquisition Shares

The Acquisition Shares to be issued to Aurora will be required by the TSX Venture to be placed in escrow as well as the 8,000 Shares currently owned by Mr. Harvey (the "**Escrowed Acquisition Shares**") pursuant to a new escrow agreement (the "**New Escrow Agreement**"), to be dated as of the closing date of the Acquisition, among the Company, CIBC Mellon Global Securities Services Co. as the escrow agent and Aurora. Takepoint expects that the Escrowed Acquisition Shares will be released from escrow on the basis of 10% at the time the TSX Venture issues its exchange notice accepting the Acquisition for filing (the "**Exchange Notice**") and 15% each six months thereafter, ending 36 months from the date of the said notice. If the TSX Venture determines that the escrow should be surplus escrow in accordance with its policies, then the Escrowed Acquisition Shares will be released from escrow on the basis of nil at the time the TSX Venture issues its Exchange Notice, 5% on the 6th, 12th and 18th month following the Exchange Notice, and 10% each six months thereafter, ending 72 months from the date of the said notice.

The New Escrow Agreement will provide that the Escrowed Acquisition Shares may not be transferred or otherwise dealt with during the term of the New Escrow Agreement unless authorized by the TSX Venture or unless the transfers or dealings are within escrow and are:

(i) transfers to continuing or, upon their appointment, incoming directors and senior officers of Takepoint or of a material operating subsidiary, with approval of the Takepoint's board of directors;

(ii) transfers to an RRSP or similar trusteed plan provided that the only beneficiaries are the transferor; and

(iii) transfers upon bankruptcy to the trustee in bankruptcy.

Tenders of Escrowed Acquisition Shares to a take-over bid will be permitted, provided that, if the tenderer is a principal of the successor company upon completion of the take-over bid, securities received in exchange for tendered Escrowed Acquisition Shares will be substituted in escrow on the basis of the successor company's escrow classification.

Resale Restrictions

The Acquisition Shares, which will be issued to Aurora under exemptions from the need to provide a prospectus or involve a registrant (i.e. broker) under British Columbia and Yukon securities law, will also be subject to resale restrictions in accordance with Multilateral Instrument 45-102 (the "**Instrument**") made pursuant to the Securities Act (British Columbia). Aurora will be a "**control person**" of Takepoint on completion of the RTO. In addition to the escrow restrictions of the New Escrow Agreement, as a control person, Aurora will be required to hold the Acquisition Shares for a minimum of 4 months if Takepoint is a "qualifying issuer" as defined in the Instrument, comply with certain other conditions and file a notice of intention to sell prior to making any sale.

Principal Holders of Voting Securities

To the knowledge of the directors and senior officers of Takepoint, as at the Record Date, no person beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying more than 10% of voting rights attached to each class of the then outstanding voting securities of Takepoint.

As at the date of this Information Circular, the directors and senior officers of Takepoint as a group, beneficially own, directly or indirectly, 8,000 Shares representing <.01% of the issued Shares.

As of the Closing Date, Aurora will be a control person of the Company owning 61.23% of the issued and outstanding shares of the Company and 550,000 Acquisition Warrants. See "Performance Shares or Escrow Securities".

Available Funds

Takepoint expects to have the following funds (the "**Available Funds**") available to it on completion of the Acquisition and Private Placement:

Estimated working capital as of September 30, 2002	$225,000
Gross Proceeds of Private Placement (1)	$1,000,000
Total	$1,225,000

(1) Assuming all of the Units are sold. There is no assurance the Private Placement will close. See "Risk Factors".

Principal Purposes

As part and parcel of the Acquisition and subject to Regulatory Approval, Takepoint proposes to offer by way of brokered private placement up to 5,555,556 Units, each Unit consisting of one Share at a price of $0.18 per share and one half of one PP Warrant. Each whole PP Warrant shall entitle the holder to purchase one PP Warrant Share for a period of one year from the Placement closing date at a price of

$0.36 per PP Warrant Share. Takepoint will receive gross proceeds of $1,000,000 if the Private Placement is fully subscribed, which together with Takepoint's working capital as of September 30, 2002 in the amount of $225,000 for an aggregate of $1,225,000, will be used by Takepoint as follows:

To pay the estimated costs of the Acquisition and Private Placement	$75,000
To pay the Agent's Commission and estimated agent's expenses of the Private Placement	$115,000
To pay for the Phase 1 Program [(1)]	$408,000
To apply to staking costs and to future exploration programs recommended by geologist	$387,000
To pay estimated administrative expenses for the next 12 months	$150,000
Unallocated working capital	$100,000
TOTAL:	**$1,225,000**

(1) See "Particulars of Other Matters to Be Acted Upon - Acquisition of Mineral Assets from Aurora Platinum Corp. – the Mineral Assets".

Takepoint will spend the funds available to it on completion of the RTO to carry out its proposed exploration and development program set out in "Particulars of Other Matters to be Acted Upon – (a) Acquisition of Mineral Assets from Aurora Platinum Corp. – AEM Exploration Project".

Private Placement

Takepoint intends to conduct the Private Placement through the Agent pursuant to the terms of an Agency Agreement to be entered into by the Agent and Takepoint.

The Private Placement is expected to be made to persons resident in British Columbia, Alberta and other jurisdictions agreed to by the parties and is subject to the approval of the TSX Venture.

The Agent will receive a cash commission of 7.5% of the gross proceeds of the Private Placement and Agent's Warrants equal to 10% of the number of Units sold on the Private Placement, each such Agent's Warrant entitling the Agent to purchase one Share for a period of one year from the closing of the Private Placement at a price of $0.24 per Agent's Warrant Share. The Agent will also receive reimbursement of its reasonable expenses, including legal fees.

The obligations of the Agent under the Agency Agreement may be terminated at any time at the Agent's discretion on the basis of its assessment of the state of the financial markets and may also be terminated at any time upon the occurrence of certain stated events.

Investor Relations

Takepoint has not entered into any written or oral agreement or understanding with any person to provide any promotional or investor relations services for Takepoint or its respective securities, or to engage in activities for the purposes of stabilizing the market.

Relationship Between Takepoint and Professional Persons

There is no beneficial interest, direct or indirect, in any securities or property of Takepoint or of an associate or affiliate of Takepoint, held by a professional person as referred to in section 106(2) of the

Rules under the Securities Act (British Columbia), a responsible solicitor or any partner of a responsible solicitor's firm.

Legal Proceedings

There are no outstanding legal proceedings material to Takepoint to which Takepoint is the subject, and, to the knowledge of Takepoint, none are known to be contemplated, save claims against FGI to collect a balance of $86,950 owing to the Company pursuant to the terms of its secured convertible loan agreement with FGI. The Company has made demand for payment of the $86,950 owing. See "Description of Takepoint – General Development of the Business – Three Year History" and "Management Discussion and Analysis".

Auditors

The auditor of Takepoint is G. Ross McDonald, CA, 1402 – 543 Granville Street, Vancouver, B.C. If the Change of Auditor is approved at the Meeting, Deloitte & Touche LLP, 1055 Dunsmuir Street Suite 2000, PO Box 49279 Four Bentall Centre, Vancouver BC V7X 1P4 will be Takepoint's new auditor. See "Particulars of Other Matters to be Acted Upon – Related Resolutions" for information on the proposed Change of Auditor.

Registrar and Transfer Agents

The registrar and transfer agent for Takepoint's Shares is CIBC Mellon Global Securities Services Co., 1600 – 1066 West Hastings Street, Vancouver, BC V6E 2K3. The Company proposes, at the closing of the RTO, to change its transfer agent to Computershare Trust Company of Canada, Montreal Trust Centre, 510 Burrard Street, 4th Floor, Vancouver BC V6C 3B9.

Material Contracts

Except for contracts made in the ordinary course of business, the following are the only material contracts entered into by Takepoint within the two year period preceding the date hereof which are currently in effect and considered to be material:

1. Acquisition Agreement. See "Particulars of Other Matters to be Acted Upon – Acquisition of Mineral Assets from Aurora Platinum Corp. - Terms of Acquisition".

The Company expects to enter into the following contracts at or before Closing:

1. Agency Agreement. See "Description of Takepoint – Private Placement";

2. Proposed Confidentiality Agreement. See "Particulars of Other Matters to be Acted Upon – Acquisition of Mineral Assets from Aurora Platinum Corp. - Terms of Acquisition".

3. Proposed Administrative Services Agreement with Southwestern and Administrative Services Agreement with Aurora referred to under "Information Circular - Management Contracts";

4. Proposed Anti-Dilution Agreement referred to under "Particulars of Other Matters to be Acted Upon – Acquisition of Mineral Assets from Aurora Platinum Corp. - Terms of Acquisition"; and

5. Proposed Escrow Agreement. See "Performance Shares or Escrow Securities".

Copies of the above-noted material contracts will be available for inspection at the office of Aurora Platinum Corp., Suite 1650 - 701 West Georgia Street, Vancouver, British Columbia V7Y 1C6 , during regular business hours until the Meeting.

Other Material Facts

Management of Takepoint is not aware of any material facts concerning Takepoint except as set out elsewhere in this Information Circular.

Information and Approvals

The information contained or referred to in this Information Circular with respect to Aurora and the Mineral Assets has been furnished by Aurora. The information contained or referred to in this Information Circular with respect to Takepoint has been furnished by Takepoint.

The contents of the Information Circular as it relates to Takepoint and the sending of this Information Circular and related material to Shareholders have been approved by the Board of Directors of Takepoint.

CERTIFICATE

DATED: October 15, 2002

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

The foregoing contains no untrue statement of material fact (as defined in the Securities Act (Alberta)) and does not omit to state a material fact that is required to be stated or that is necessary to make a statement contained herein not misleading in the light of the circumstances in which it was made.

"ERIC D. PINKNEY"
ERIC D. PINKNEY
President, Chief Executive Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"ANTHONY R. HARVEY"
ANTHONY R. HARVEY
Director

"KEVIN K.R. WINTER"
KEVIN K.R. WINTER
Director

SCHEDULE 'A'
TAKEPOINT FINANCIAL STATEMENTS

CONSOLIDATED TAKEPOINT VENTURES LTD.

(formerly TAKEPOINT VENTURES LTD.)

FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001

AUDITOR'S REPORT

TO THE SHAREHOLDERS OF CONSOLIDATED TAKEPOINT VENTURES LTD.

I have audited the balance sheets of Consolidated Takepoint Ventures Ltd. (formerly Takepoint Ventures Ltd.) as at June 30, 2002 and 2001 and the statements of operations and deficit and cash flows for the three years ended June 30, 2002. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with Canadian generally accepted auditing standards. Those standards require that I plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In my opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and the cash flows for the three years ended June 30, 2002 in accordance with Canadian generally accepted accounting principles.

"G. Ross McDonald" (signed)

G. Ross McDonald
Chartered Accountant

Vancouver, British Columbia
September 3, 2002

CONSOLIDATED TAKEPOINT VENTURES LTD.

(formerly **TAKEPOINT VENTURES LTD.**)

BALANCE SHEETS

June 30

	2002	2001
ASSETS		
CURRENT ASSETS		
Cash and short term deposits	$ 268,787	$ 70,731
Accounts receivable	1,083	16,827
Loan receivable (Note 3)	1	325,000
	$ 269,871	$ 412,558
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 22,320	$ 132,799
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 4)	2,419,930	2,409,969
CONTRIBUTED SURPLUS (Note 4 (b))	180,015	79,976
DEFICIT	(2,352,394)	(2,210,186)
	247,551	279,759
	$ 269,871	$ 412,558

COMMITMENTS AND CONTINGENCIES (Note 7)

SUBSEQUENT EVENTS (Note 9)

APPROVED BY THE DIRECTORS

"Eric D. Pinkney"
Director – Eric D. Pinkney

"Anthony R. Harvey"
Director – Anthony R. Harvey

CONSOLIDATED TAKEPOINT VENTURES LTD.

(formerly TAKEPOINT VENTURES LTD.)

STATEMENTS OF OPERATIONS AND DEFICIT

For the Years Ended June 30

	2002	2001	2000
EXPENSES			
Legal, accounting and audit	$ 44,563	$ 149,160	$ 34,160
Management fees	14,500	21,000	28,000
Regulatory fees	5,439	15,430	5,130
Transfer agent	4,301	3,209	3,667
Office and miscellaneous	2,609	2,222	939
Printing and shareholder information	1,411	4,796	1,497
Rent and telephone	900	6,000	3,600
Project evaluations	-	38,792	13,023
	73,723	240,609	90,016
Less: Interest income	(3,401)	(18,216)	(18,621)
Expense recoveries	(15,063)	-	-
NET LOSS BEFORE THE FOLLOWING:	55,259	222,393	71,395
Write-down of loan receivable (Note 3)	86,949	-	-
NET LOSS FOR THE YEAR	142,208	222,393	71,395
DEFICIT, BEGINNING OF YEAR	2,210,186	1,987,793	1,916,398
DEFICIT, END OF YEAR	$ 2,352,394	$ 2,210,186	$ 1,987,793
BASIC AND DILUTED LOSS PER SHARE	$ 0.06	$ 0.09	$ 0.03
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	$ 2,449,408	$ 2,444,448	$ 2,101,891

CONSOLIDATED TAKEPOINT VENTURES LTD.

(formerly TAKEPOINT VENTURES LTD.)

STATEMENTS OF CASH FLOWS

For the Years Ended June 30

	2002	2001	2000
CASH PROVIDED BY (USED FOR):			
OPERATING ACTIVITIES			
Net loss for the year	$ (142,208)	$ (222,393)	$ (71,395)
Non-cash item			
Write-down of loan receivable (Note 3)	86,949	-	-
Net change in non-cash working capital items			
Accounts receivable	15,743	(6,752)	3,027
Loans receivable	238,050	(325,000)	-
Accounts payable and accrued liabilities	(110,478)	68,273	23,717
	88,056	(485,872)	(44,651)
FINANCING ACTIVITIES			
Shares issued for cash	110,000	-	150,000
INCREASE (DECREASE) IN CASH	198,056	(485,872)	105,349
CASH AND SHORT-TERM DEPOSITS, BEGINNING OF YEAR	70,731	556,603	451,254
CASH AND SHORT-TERM DEPOSITS, END OF YEAR	$ 268,787	$ 70,731	$ 556,603

Supplemental cash flow information:

During the year ended June 30, 2002, the Company cancelled 304,412 escrowed shares (Note 4(b)). The assigned value of the cancelled shares in the amount of $100,039 has been credited to contributed surplus.

There were no material non-cash transactions during the years ended June 30, 2001 and 2000.

Other cash flow information:

	2002	2001	2000
Interest received	$ 3,401	$ 18,216	$ 18,621
Interest paid	-	-	-
Income taxes paid	-	-	-

1. NATURE OF OPERATIONS

The Company was incorporated on October 20, 1969 pursuant to the Company Act (British Columbia). On June 25, 2002 the Company was continued into the Yukon Territories pursuant to the Business Corporations Act (Yukon). The Company is in the development stage and is seeking business opportunities.

On June 25, 2002, the Company changed its name to Consolidated Takepoint Ventures Ltd. and consolidated its share capital on a one new common share for three old basis (Note 4).

Subsequent to the year end, the Company entered into an agreement to acquire certain mineral claims and related rights held by Aurora Platinum Corp. in consideration of issuing an aggregate 13,000,000 common shares and 550,000 share purchase warrants. The proposed acquisition will constitute a change of control of the Company and will be treated as a reverse takeover ("RTO") of the Company under the policies of the TSX Venture Exchange (the "Exchange") (Note 9).

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period.

b) Loss per Share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the year. The Company uses the treasury stock method for calculating diluted earnings per share.

c) Financial Instruments

The fair value of the Company's cash and short-term deposits, accounts receivable, and accounts payable and accrued liabilities at June 30, 2002, 2001 and 2000 is estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

d) Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method of tax allocation, future income tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax basis (temporary differences). Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is enacted or substantially assured. The amount of future income tax assets recognized is limited to the amount of the benefit that is likely to be realized.

3. LOAN RECEIVABLE

In connection with a proposed reverse takeover transaction terminated on May 24, 2001, the Company had advanced, under the terms of a secured convertible loan agreement, $325,000 to FibreOptic Gateways Inc., a company engaged in the manufacturing of fibre optic components. During fiscal 2002, the Company also paid an additional $50,000 of obligations incurred in connection with the proposed transaction.

As at June 30, 2002 the Company had received an aggregate $288,050 in partial repayment of this loan. The remaining balance of $86,950 owed to the Company has been written-down to a nominal value of $1. The Company is pursuing legal action in connection with the collection of this loan.

4. **SHARE CAPITAL**

Authorized
100,000,000 common shares with no par value

Issued	Shares	Amount
Balance, June 30, 1999	6,233,344	$ 2,259,969
Issued for cash		
Private placement	1,000,000	150,000
Finder's fee	100,000	-
Balance, June 30, 2000 and 2001	7,333,344	2,409,969
Issued for cash		
Exercise of warrants	1,000,000	110,000
Cancellation of escrowed shares (Note 4(b))	(304,412)	(100,039)
	8,028,932	2,419,930
Consolidation 1:3	(5,352,621)	-
Balance, June 30, 2002	2,676,311	$ 2,419,930

a) **Share purchase warrants**

As at June 30, 2001 and 2000 the Company had share purchase warrants outstanding entitling the holders to acquire up to 1,000,000 common shares at $0.20 per share on or before June 7, 2002. During fiscal 2002, the exercise price of the warrants was reduced to $0.11 per share. All of the warrants were exercised on June 7, 2002.

b) **Escrowed shares**

Of the shares issued as at June 30, 2001 and 2000, a total of 304,412 common shares were subject to escrow restrictions; release of the shares were subject to the approval of regulatory authorities. Pursuant to the terms of the escrow agreements, the shares expired during fiscal 2002 and were accordingly cancelled. The assigned value of the cancelled shares in the amount of $100,039 has been credited to contributed surplus.

5. **RELATED PARTY TRANSACTIONS**

a) Management fees totalling $7,250 (2001 - $15,000, 2000 - $12,000) and rent and telephone charges totalling $900 (2001- $6,000, 2000 - $3,600) were paid to a company controlled by the former president of the Company. Management fees totalling $2,750 (2001 - $6,000, 2000 - $16,000) were paid to two former directors.

b) A total of $nil (2001 - nil, 2000 - $24,225) included in accounts payable, was owed to the former president of the Company and to a company controlled by him for management fees and expenses incurred on behalf of the Company.

6. **INCOME TAXES**

The Company has accumulated non-capital losses for Canadian income tax purposes of approximately $525,000. The losses may be carried forward to reduce taxable income in future years and, unless utilized, expire as follows:

2003	$	74,000
2004		36,000
2005		21,000
2006		45,000
2007		71,000
2008		222,000
2009		56,000
	$	525,000

Future income tax assets and liabilities are recognized for temporary differences between the carrying amount of the balance sheet items and their corresponding tax values as well as for the benefit of losses available to be carried forward to future years for tax purposes that are likely to be realized.

Significant components of the Company's future tax assets and liabilities, after applying enacted corporate income tax rates, are as follows:

		2002		2001		2000
Future income tax assets						
Temporary differences in assets	$	109,926	$	73,842	$	87,226
Net tax losses carried forward		208,232		236,137		253,579
		318,158		309,979		340,805
Valuation allowance for future income tax assets		(318,158)		(309,979)		(340,805)
Net future income tax assets		-		-		-
Future income tax liabilities		-		-		-
Future income tax assets, net	$	-	$	-	$	-

7. **COMMITMENTS AND CONTINGENCIES**

a) The Company had entered into an agreement with a company controlled by the former president of the Company for the provision of management and administrative services in consideration of $2,500 per month. The agreement was terminated in February, 2002.

b) The Company was formerly engaged in mineral exploration and has a potential liability for site restoration costs. Management is of the opinion that no liability exists and that a $2,500 term deposit lodged as a reclamation bond adequately covers any potential liability.

8. **SEGMENTED INFORMATION**

The Company has one operating segment, business development. All of the Company's assets are located in Canada.

9. **SUBSEQUENT EVENTS**

Pursuant to a letter agreement dated July 30, 2002 the Company proposes to acquire certain mineral assets and related rights held by Aurora Platinum Corp. ("Aurora") in consideration of issuing to Aurora an aggregate 13,000,000 common shares and 550,000 share purchase warrants. Each warrant will allow Aurora to acquire one additional common share of the Company at a price of $0.24 per share within two years from the date of closing of the proposed acquisition. The proposed acquisition will constitute a change of control of the Company and will be treated as an RTO of the Company under the policies of the Exchange. The securities to be issued to Aurora will be subject to escrow restrictions in accordance with the policies of the Exchange.

The mineral assets to be acquired are comprised of a 100% interest in 62 mineral claims located in northern Ontario and certain proprietary geophysical, geological and structural information. The Company will have exploration and development rights in the claims for all metals and minerals except kimberlites/diamonds, subject to certain back-in rights to purchase any nickel, copper and platinum group metals and to acquire a 50% interest in the claims and a 1.5% net smelter returns royalty held by a third party, to a maximum royalty of $2.5 million per mine developed.

In connection with the RTO, the Company proposes to implement a new stock option plan for its employees, directors and consultants. The Company may also change its name upon completion of the RTO.

Concurrent with the proposed acquisition, the Company proposes to complete a private placement to raise up to $1 million through the sale of up to 5,555,556 units at a price of $0.18 per unit. Each unit will consist of one common share and one half warrant, with each full warrant entitling the holder to acquire one additional common share at $0.36 per share for 12 months from the closing of the private placement.

Upon completion of the proposed acquisition and private placement, Aurora will have the right to participate in all future equity financings to at least the extent required to allow Aurora to maintain its pro rata equity interest in the Company, subject to regulatory approval. This right will terminate should Aurora own less than 20% of the Company's issued and outstanding equity capital.

Completion of the proposed acquisition and related transactions are subject to a number of conditions including, but not limited to, Exchange acceptance, the approval of the Company's shareholders, due diligence examinations by both parties and the completion of the private placement. The Company intends to schedule a meeting of its shareholders as soon as practicable to consider the proposed transactions.

SCHEDULE B

CHANGE OF AUDITOR REPORTING PACKAGE

CONSOLIDATED TAKEPOINT VENTURES LTD.
P. O. Box 48778, Bentall Station
Vancouver, British Columbia
V7X 1A6

TO THE SHAREHOLDERS:

NOTICE OF CHANGE OF AUDITOR

It is proposed that the Company will change its auditor from G. Ross McDonald, Chartered Accountants of 1402 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, to Deloitte & Touche LLP, Chartered Accountants of 2100 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4. G. Ross McDonald has agreed to resign as auditor effective at the closing of the pending acquisition of certain assets by the Company from Aurora Platinum Corp. in exchange for shares of the Company pursuant to a Letter Agreement dated July 20, 2002.

There are no reservations in any auditor's reports, no reportable disagreements between the Company and G. Ross McDonald and there have been no qualified opinions or denials of opinions by G. Ross McDonald in connection with the audits of the Company's two most recently completed fiscal years or any subsequent period.

This Notice, together with the required response letters from each of G. Ross McDonald and Deloitte & Touche LLP have been reviewed by the Company's Audit Committee.

The pending resignation of G. Ross McDonald and the recommendation to appoint Deloitte & Touche LLP as successor auditor have been approved by the Company's Audit Committee.

DATED this 20th day of September, 2002.

CONSOLIDATED TAKEPOINT VENTURES LTD.

Per: *"Anthony Harvey"*
Anthony R. Harvey

G. Ross McDonald*
Chartered Accountant

*Denotes incorporated professional

Suite 1402, 543 Granville Street
Vancouver, B.C. V6C 1X8
Tel: (604) 685-8646
Fax: (604) 684-6334

September 23, 2002

BRITISH COLUMBIA SECURITIES COMMISSION
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2

ALBERTA SECURITIES COMMISSION
10025 Jasper Avenue 20th Floor
Edmonton, Alberta
T5J 3Z5and

DELOITTE & TOUCHE LLP
Chartered Accountants
1055 Dunsmuir Street Suite 2000
PO Box 49279 Four Bentall Centre
Vancouver, British Columbia
V7X 1P4

and

CONSOLIDATED TAKEPOINT VENTURES LTD.
P. O. Box 48778
Bentall Station
Vancouver, British Columbia
V7X 1A6

Dear Sirs:

Re: Consolidated Takepoint Ventures Ltd. (the "Company")

As required by National Policy No. 31, I have reviewed the information contained in the Company's Notice of Change of Auditor dated September 20, 2002 and I do not disagree with the information contained in such notice.

My understanding is that the notice will read as follows:

> "It is proposed that the Company will change its auditor from G. Ross McDonald, Chartered Accountant of 1402 - 543 Granville Street, Vancouver, British Columbia V6C 1X8 to Deloitte & Touche LLP, Chartered Accountants of 2100 - 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4. The former auditor has agreed to resign effective at the closing of the pending acquisition of certain assets by the Company from Aurora Platinum Corp. in exchange for shares of the Company pursuant to a Letter Agreement dated July 30, 2002.

> There are no reportable events between the Company and G. Ross McDonald and there have been no qualified opinions or denials of opinions by G. Ross McDonald.
>
> The proposed change of auditor has been considered and approved by the Company's Audit Committee and Board of Directors.
>
> This Notice of Change of Auditor and accompanying letters from G. Ross McDonald and Deloitte & Touche LLP have been reviewed by the Company's Audit Committee."

I understand that the Notice of Change of Auditor, along with this letter and a similar letter from Deloitte & Touche LLP will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next annual general meeting of shareholders.

Yours very truly,

"G. Ross McDonald" (signed)

G. ROSS McDONALD
Chartered Accountant

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

September 27, 2002

BRITISH COLUMBIA SECURITIES COMMISSION
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2

ALBERTA SECURITIES COMMISSION
10025 Jasper Avenue, 20th Floor
Edmonton, Alberta T5J 3Z5

and

G. ROSS McDONALD
1402 – 543 Granville Street
Vancouver, British Columbia V6C 1X8

and

CONSOLIDATED TAKEPOINT VENTURES LTD.
P.O. Box 48778
Bentall Station
Vancouver, British Columbia V7X 1A6

Dear Sirs:

Re: Consolidated Takepoint Ventures Ltd. (the "Company")

As required by National Policy No. 31, we have reviewed the information contained in the Company's Notice of Change of Auditor dated September 20, 2002 and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

> "It is proposed that the Company will change its auditor from G. Ross McDonald, Chartered Accountants of 1402 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, to Deloitte & Touche LLP, Chartered Accountants of 2100 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4. The former auditor has agreed to resign effective at the closing of the pending acquisition of certain assets by the Company from Aurora Platinum Corp. in exchange for shares of the Company pursuant to a Letter Agreement dated July 30, 2002.

There are no reportable events between the Company and G. Ross McDonald and there have been no qualified opinions or denials of opinions by G. Ross McDonald.

The proposed change of auditor has been considered and approved by the Company's Audit Committee and Board of Directors.

This Notice of Change of Auditor and accompanying letters from G. Ross McDonald and Deloitte & Touche LLP have been reviewed by the Company's Audit Committee."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from G. Ross McDonald will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours very truly,

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS
TK/lt

Deloitte
& Touche

CONSOLIDATED TAKEPOINT VENTURES LTD.

P.O. Box 48778, Bentall Station
Vancouver, British Columbia V7X 1A6
TELEPHONE:(604) 721-2650
FACSIMILE:(604) 721-2650

October 8, 2002

SEDAR Inc.

RE: **Consolidated Takepoint Ventures Ltd.**
CUSIP: 210159
2002 Annual General and Special Meeting

Please accept this letter as early notice that the Annual General and Special Meeting of the shareholders of Consolidated Takepoint Ventures Ltd. will be held on December 3, 2002 at Suite 1650 - 701 West Georgia Street, Vancouver, British Columbia, V7Y 1C6 at 10:00 a.m.. The date of record for the meeting is October 29, 2002.

Yours truly,

CONSOLIDATED TAKEPOINT VENTURES LTD.

Per: *"Anthony Harvey"*
Anthony Harvey

LAKE SHORE GOLD CORP.

Beneficial Shareholder
Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of a reporting issuer may elect annually to receive interim corporate mailings, including interim financial statements of such issuer, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME: ____

ADDRESS: ____

____

POSTAL CODE: ____________________

I confirm that I am a beneficial owner of common shares of Lake Shore Gold Corp.

SIGNATURE OF
BENEFICIAL
SHAREHOLDER: ______________________________ DATE:__________, 2003

CUSIP: 510728108

SCRIP COMPANY CODE: HSGQ

LAKE SHORE GOLD CORP.

Registered Shareholder
Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of a reporting issuer may elect annually to receive interim corporate mailings, including interim financial statements of such issuer, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME: ____

ADDRESS: ____

____

POSTAL CODE: ________________________

I confirm that I am a registered owner of common shares of Lake Shore Gold Corp.

SIGNATURE OF
REGISTERED
SHAREHOLDER: ________________________________DATE:__________, 2003

CUSIP: 510728108

SCRIP COMPANY CODE: HSGQ

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Lake Shore Gold Corp.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on August 20, 2003 or 3,566,700 Flow-Through Units and 250,000 Non Flow-Through Units at price of $0.70 per Unit of **Lake Shore Gold Corp., Lake Shore Gold Corp.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia, this ______________day of _________, 2003.

LAKE SHORE GOLD CORP.

By: *"Thomas W. Beattie"*
Thomas W. Beattie, Director

INSTRUCTIONS

1. If the distribution date is on or after the defective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **Lake Shore Gold Corp.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on July 31, 2003 of 530,304 units at price of $0.66 per Unit of **Lake Shore Gold Corp., Lake Shore Gold Corp.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia, this 11th day of August, 2003.

LAKE SHORE GOLD CORP.

By: *"Thomas W. Beattie"*
Thomas W. Beattie, Director

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

LAKE SHORE
GOLD CORP.

1650, 701 W Georgia St
PO Box 10102
Vancouver, BC
Canada V7Y 1C6
t 604 669-3533
f 604 688-5175

1988 Kingsway, Unit G
Sudbury, ON
Canada P3B 4J8
t 705 525-0992
f 705 525-7701

info@lsgold.com
www.lsgold.com

July 14, 2003

Quebec Securities Commission
B.C. Securities Commission
Alberta Securities Commission

Dear Sirs and Mesdames:

Re: Lake Shore Gold Corp. (the "Company")

The Company proposes to apply for reporting issuer status in Quebec. Pursuant to Section 68.1 of the *Securities Act* (Quebec), Lake Shore will request that the Commission grant it reporting issuer status in the Province of Quebec, retroactive to the date when it become a reporting issuer in its principal jurisdiction, namely British Columbia. Lake Shore became a reporting issuer in BC in March 24, 1988.

The purpose of this letter is to facilitate the Company designating Quebec as a recipient jurisdiction on SEDAR. Lake Shore has completed the necessary procedures on SEDAR to enable all of Lake Shore's continuous disclosure filed during calendar years 2002 and 2003 to be submitted to Quebec, in anticipation of Quebec becoming a recipient jurisdiction. Further, henceforth, Quebec will be designated a recipient jurisdiction on SEDAR for the purposes of Lake Shore's continuous disclosure.

Once designated on SEDAR as a recipient jurisdiction, the Company will file an application with the Quebec Securities Commission, which application will be accompanied by the necessary supporting documentation.

Lake Shore is currently a reporting issuer in three jurisdictions: British Columbia and Alberta.

Yours truly,

Lake Shore Diamond Corporation

"Blair Lockhart"

Blair Lockhart
Solicitor

A.W. Kaip, M.Sc. P.Geo

46 West 13th Avenue, Vancouver, B.C. , V5Y 1V6
(604) 872-2026
gecko@direct.ca

CERTIFICATE OF AUTHOR

I, Andrew William Kaip, M.Sc., P. Geo. do hereby certify that:

1. I am currently an independent consulting geologist.
2. I graduated with a degree in Science (Geology) (B.Sc.) from the Carleton University in 1992, and from the University of British Columbia with a Masters Degree (M.Sc.) in Economic Geology in 1997.
3. I am a Registered Geoscientist in British Columbia (P. Geo.).
4. I have worked as a geologist for a total of 12 years since my graduation from university.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am co-author responsible for the preparation of the technical report titled "Geological Report on the AEM Exploration Project, Northwestern Ontario, Canada" and dated September 16, 2002 (the "Technical Report"). I visited the Project Area between June and September, 2002.
7. I have not had prior involvement with the project that is the subject of the Technical Report.
8. I am not aware of any material fact or material change, as of December 31, 2002, with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 8th Day of March, 2003

Signature of QP

PROFESSIONAL
PROVINCE OF
A.W. KAIP
26058

A.W. Kaip, M.Sc., P.Geo..

A.W. Kaip, M.Sc. P.Geo
46 West 13th Avenue, Vancouver, B.C. , V5Y 1V6
(604) 872-2026
gecko@direct.ca

CONSENT OF AUTHOR

TO: TSX Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission

I, Andrew William Kaip, M.Sc., P.Geo., do hereby consent to the filing with the regulatory authorities referred to above, the technical report titled "Geological Report on the AEM Exploration Project, Northwestern Ontario, Canada" and dated September 16, 2002 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of Lake Shore Gold Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of Lake Shore Gold Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 8th Day of March, 2003

Signature of QP

PROFESSIONAL PROVINCE OF A.W. KAIP 26058 BRITISH COLUMBIA GEOSCIENTIST

A.W. Kaip, M.Sc., P. Geo.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

1. **Lake Shore Gold Corp.** has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 30, 2003 of 250,000 flow-through units and 950,000 non flow-though units (collectively the "**Units**") at $1.00 per Unit of **Lake Shore Gold Corp., Lake Shore Gold Corp.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia, this 31st day of January, 2003.

LAKE SHORE GOLD CORP.

By: *"Thomas W. Beattie"*

Thomas W. Beattie, Director

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

L.D.S. Winter

1849 Oriole Drive, Sudbury, ON P3E 2W5

(705) 524-4106
(705) 524-6368 (fax)
email: swinter@vianet.ca

CONSENT OF AUTHOR

TO: TSX Venture Exchange
Alberta Securities Commission
British Columbia Securities Commission

I, Lionel Donald Stewart Winter, P. Geol., do hereby consent to the filing with the regulatory authorities referred to above, the technical report titled "Geological Report on the AEM Exploration Project, Northwestern Ontario, Canada" and dated September 16, 2002 (the "Technical Report") and to the written disclosure of the Technical Report and of extracts from or a summary of the Technical Report in the written disclosure in the Annual Information Form of Lake Shore Gold Corp. being filed.

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Annual Information Form of Lake Shore Gold Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 3rd Day of January, 2003

Signed L D S Winter

______________________________ (seal or stamp of QP)

Signature of QP

L.D.S. Winter, P. Geo.

L.D.S. Winter

1849 Oriole Drive, Sudbury, ON P3E 2W5
(705) 524-4106
(705) 524-6368 (fax)
email: swinter@vianet.ca

CERTIFICATE OF AUTHOR

I, Lionel Donald Stewart Winter, P. Geo. do hereby certify that:

1. I am currently an independent consulting geologist.
2. I graduated with a degree in Mining Engineering (B.A.Sc.) from the University of Toronto in 1957. In addition, I have obtained a Master of Science (Applied) (M.Sc. App.) from McGill University, Montreal, Que.
3. I am a life member of the Canadian Institute of Mining, the Prospectors and Developers Association of Canada, a Fellow of the Geological Association of Canada, a Registered Geoscientist in Ontario and a Registered Geoscientist in British Columbia (P. Geo.).
4. I have worked as a geologist for a total of 45 years since my graduation from university.
5. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
6. I am co-author responsible for the preparation of the technical report titled "Geological Report on the AEM Exploration Project, Northwestern Ontario, Canada" and dated September 16, 2002 (the "Technical Report"). I visited the Project Area on October 12, 2000 -for one (1) day.
7. I have not had prior involvement with the project that is the subject of the Technical Report.

8. I am not aware of any material fact or material change, as of December 31, 2002, with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.
9. I am independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.
10. I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.
11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 3rd Day of January, 2003

Signed L D S Winter

_____________________________ (seal or stamp of QP)

Signature of QP

L.D.S. Winter, P. Geo.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

Lake Shore Gold Corp. (formerly Consolidated Takepoint Ventures Ltd.) has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of distributions on December 13, 2002 of 5,555,556 common shares, 2,777,778 share purchase warrants, 13,000,000 common shares and 550,000 share purchase warrants of **Lake Shore Gold Corp., Lake Shore Gold Corp.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia, this 18th day of December, 2002.

LAKE SHORE GOLD CORP.

By: *"Thomas W. Beattie"*
Thomas W. Beattie, Director

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

02 JAN 22 AM 7:21

REPORT PURSUANT TO

SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
NATIONAL INSTRUMENT 62-103

1. **Name and address of the offeror**

Aurora Platinum Corp. (the "Offeror")
Suite 1650, 701 West Georgia Street
Vancouver, B.C. V7Y 1C6

2. **Designation and number or principal amount of securities and the offeror's security-holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired**

13,000,000 common shares (or 61.23% of outstanding shares) and 550,000 share purchase warrants of Lake Shore Gold Corp. (formerly Consolidated Takepoint Ventures Ltd) (LSG-TSXV) (the "Issuer") where acquired pursuant to the parties Acquisition Agreement dated September 15, 2002 regarding the acquisition of interests in certain mineral claims and related rights (the "Mineral Assets") held by Offeror. The acquisition of the Mineral Assets constituted a reverse takeover ("RTO") transaction for the Issuer under the policies of the TSX Venture Exchange (the "Exchange") as the Offeror acquired control of the Issuer. Each share purchase warrant entitles the holder to purchase one common share of the Issuer at $0.24 per share for two years from the date of issuance of the warrants.

3. **Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release**

13,000,000 common shares (representing 61.23% of the Issuer's outstanding shares) and 550,000 share purchase warrants convertible into 550,000 common shares.

4. **Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (3) over which**

(i) **the offeror, either alone or together with any joint actors, has ownership and control**

See 3. above.

(ii) **the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor**

Not applicable.

(iii) **the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership**

Not applicable.

5. **Name of the market in which the transaction or occurrence that gave rise to the news release took place**

This transaction occurred as part of a reverse take over transaction. See 2 above.

6. **Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer**

The Offeror acquired the securities for investment purposes. The Offeror has no current intention to increase the beneficial ownership, control or direction of the Issuer.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities**

The Offeror entered into an anti-dilution agreement with the Issuer giving the Offeror the right to maintain a 58% equity interest in the Issuer by participating in further equity financings for as long as the Offeror holds at least 20% of the issued shares of the Issuer.

The Mineral Assets which Lake Shore acquired comprise (a) interests in 72 claim blocks (covering 940 hectares) staked by Aurora in an area of northern Ontario, and (b) rights to related proprietary geophysical, geological and structural information. Pursuant to the acquisition agreement, Lake Shore has certain mineral exploration and development rights in the area, except kimberlites and diamonds, subject to certain back-in rights and a 1.5% net smelter return royalty held by a third party.

8. **Names of any joint actors in connection with the disclosure required by this report.**

Not applicable.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.**

The Offeror acquired 13,000,000 and 550,000 share purchase warrants in exchange for the Mineral Assets.

10. **If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities.**

Not applicable.

DATED at Vancouver, B.C. this 17th day of December 2002.

Aurora Platinum Corp.
By: *"Thomas W. Beattie"*
Thomas W. Beattie
Vice President, Corporate Development

Lake Shore Gold Corp.

PO Box 10102, Suite 1650, 701 West Georgia Street, Vancouver, BC V7Y 1C6

December 16, 2002

Financial Reporting Department
B.C. Securities Commission
701 West Georgia Street
Vancouver, B.C.
V7Y 1L2

Attention: April Penn

Dear Sirs\Mesdames:

Re. Notice of Completion of RTO and Change in Year End Date

Pursuant to National Policy Statement 51, Parts 4 and 8, we are filing notification of the reverse takeover transaction and change in the year end date as outlined below.

The names of the parties to the transaction:

1. Consolidated Takepoint Ventures Ltd. ("Takepoint"), subsequently renamed Lake Shore Gold Corp.
2. Aurora Platinum Corp. ("Aurora")

The effective date of the transaction is December 16, 2002.

Approval by shareholders of Takepoint as well as TSX Venture Exchange approval was required to effect the transaction. Approval of shareholders was received on December 3rd, 2002 and Exchange approval was received on December 16th, 2002.

The last financial year end of each party prior to the effective date of the transaction is as follows:

Consolidated Takepoint Ventures Ltd. – June 30, 2002
Aurora Platinum Corp. – December 31, 2001

The transaction will be accounted for using the "purchase method" and Aurora is deemed to be the "acquirer" for accounting purposes. The continuing Filing Issuer (Takepoint) is hereby filing this notice regarding the following proposed reporting periods:

1. Takepoint has filed audited financial statements for the year ended June 30, 2002.

2. The "Transition Year" will be for the 6 month period ending December 31, 2002 and will include interim periods as follows:
   - 3 months ended September 30, 2002
   - 3 months ending December 31, 2002

3. Comparative Periods (Annual)
   - For the transition year (6 months ending December 31, 2002) the comparative period will be the year ended June 30, 2002.
   - For the new financial year ending December 31, 2003, the comparative periods will be:
     (i) 6 months ending December 31, 2002
     (ii) Year ended June 30, 2002

4. Comparative Periods (Interim)
   - Transition Year: For the 3 months ended September 2002, the comparative period will be the 3 months ended September 2001.
   - New Financial Year (2003):
     1st quarter – comparative period will be 3 months ended March/02
     2nd quarter – comparative period will be 3 months ended June/02
     3rd quarter – comparative period will be 3 months ended September/02

Pursuant to Part 4.1 of National Policy Statement 51, the Company will issue a press release to disclose the change in year end date and this will be filed via SEDAR upon dissemination.

Yours truly,

Lake Shore Gold Corp.

Parkash K. Athwal
Chief Financial Officer

cc. Alberta Securities Commission
TSX Venture Exchange, David Kwong
Deloitte & Touche, Thomas Kay
Aurora Platinum Corp., Tom Beattie

CONSOLIDATED TAKEPOINT VENTURES LTD.

REPORT TO SHAREHOLDERS

For Year Ended June 30, 2002

Following a year of re-organizing and re-financing, management is excited about a new direction for the Company.

In the fourth quarter the Company consolidated its share capital on a 3:1 basis and changed its name from Takepoint Ventures Ltd. to Consolidated Takepoint Ventures Ltd.

As you may recall, in 2001 the Company terminated its attempted reverse takeover of FibreOptic Gateways Inc. ("FGI") and then recovered $288,050 of the $$375,000 it had advanced to FGI as part of the RTO. We have legal claims against FGI for the balance owing and are currently pursuing them. For accounting purposes, management decided to write-down the remaining amount owing, to prevent future balance sheet impairment.

Also in the fourth quarter, the Company received $110,000 from the exercise of 333,333 re-priced warrants, replenishing its working capital to $247,551 at the year-end. As such the Company has sufficient liquidity and capital resources for the next 12 months, notwithstanding any new investment that may be required in connection with the proposed reverse takeover.

Subsequent to the year-end, the Company announced an agreement to acquire certain mineral assets and rights from Aurora Platinum Corp. in exchange for shares and warrants which, if completed, will constitute a reverse takeover of the Company. The mineral assets to be acquired are comprised of a 100% interest in 62 mineral claims located in northern Ontario and certain proprietary geophysical, geological and structural information. The Company will have exploration and development rights in the claims for all metals and minerals except kimberlites/diamonds, subject to certain back-in rights to purchase any nickel, copper and platinum group metals and to acquire a 50% interest in the claims and a 1.5% net smelter royalty held by a third party, to a maximum royalty of $2.5 million per mine developed. For additional details please refer to Note 9, Subsequent Events, in the attached audited financial statements.

We look forward to obtaining your approval for completion of the Aurora acquisition at the Company's next scheduled meeting of Shareholders on December 3, 2002.

Yours truly,

The Directors

CONSOLIDATED TAKEPOINT VENTURES LTD.

NOTICE

PURSUANT TO SECTION 3.1(2) OF MULITILATERAL INSTRUMENT 45-102 ("MI 45-102")

To Whom It May Concern:

TAKE NOTICE THAT:

1. Consolidated Takepoint Ventures Ltd. has filed a current AIF (as defined in paragraph (c) of the definition of "current AIF" in MI 45-102) dated as of November 12, 2002.

2. The SEDAR project number under which the current AIF was filed was 00493117.

Dated: November 18, 2002.

Consolidated Takepoint Ventures Ltd.

Per: *"Anthony Harvey"*
Anthony Harvey

04 JAN 22 AM 7:21

DBSERVER\CLIENTS\CMD\363001\Aurora RTO\0464

G. Ross McDonald*
Chartered Accountant

*Denotes incorporated professional

Suite 1402, 543 Granville Street
Vancouver, B.C. V6C 1X8
Tel: (604) 685-8646
Fax: (604) 684-6334

November 1, 2002

British Columbia Securities Commission
9th Floor, 701 West Georgia Street
Vancouver, B.C. V7Y 1L2 and

Alberta Securities Commission
10025 Jasper Avenue, 20th Floor
Edmonton, Alberta T5J 3Z5

and

TSX Venture Exchange
P.O. Box 11633
#2700, 650 West Georgia Street
Vancouver, B.C. V6B 4N9

Dear Sirs:

Re: Consolidated Takepoint Ventures Ltd.

I refer to the information circular of the above company dated October 15, 2002 relating to the proposed reverse takeover of Aurora Platinum Corp..

I consent to the use in the above mentioned information circular of my report dated September 3, 2002 to the shareholders of Consolidated Takepoint Ventures Ltd. on the following financial statements:

> Balance sheets as at June 30, 2002 and 2001 and statements of operations and deficit and cash flows for the three years ended June 30, 2002.

I report that I have read the information circular and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the financial statements upon which I have reported or that is within my knowledge as a result of my audit of such financial statements.

This letter is provided to the securities regulatory authority to which it is addressed pursuant to the requirements of its securities legislation and not for any other purposes.

Yours very truly,

"G. Ross McDonald" (signed)

G. Ross McDonald
Chartered Accountant

DuMOULIN BLACK

BARRISTERS & SOLICITORS

W. DAVID BLACK
SARGENT H. BERNER
KENNETH W. BALL
COREY M. DEAN
C. BRUCE SCOTT
STEPHEN TONG
CHRISTINE E. COLEMAN
GEORGE R. BRAZIER
BRIAN C. IRWIN
CHERI L. PEDERSEN
KENNETH L.H. EMBREE
MARY P. COLLYER
PATRICIA D. SANDBERG
JEROME D. ZISKROUT
associate counsel

10TH FLOOR, 595 HOWE STREET
VANCOUVER, CANADA
V6C 2T5

TELEPHONE No. (604) 687-1224

TELECOPIER No. (604) 687-8772

FILE NO. 363001
DIRECT LINE (604) 602-6817
EMAIL psandberg@dumoulinblack.com

October 18, 2002

VIA SEDAR

British Columbia Securities Commission
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, BC V7Y 1L2

and

Alberta Securities Commission
10025 Jasper Avenue 20th Floor
Edmonton AB T5J 3Z5

Dear Sirs:

Re: Consolidated Takepoint Ventures Ltd. (the "Company")
- Resignation and Appointment of Auditor

The Company has received the agreement of its auditor G. Ross McDonald to resign upon the closing (the "Closing") of a pending acquisition of certain assets by the Company from Aurora Platinum Corp. and, pursuant to Section 178 (4) of the Company Act (British Columbia) whereunder the directors are entitled to fill any casual vacancy in the office of the auditor, the directors of the Company will appoint Deloitte & Touche LLP as the Company's auditor in the place of G. Ross McDonald.

As required by National Policy No. 31, we enclose the Reporting Package, being the Notice of Change of Auditor and a letter from each of the former and successor auditors.

We have been advised by the Company that this material will be printed and mailed to the shareholders along with the meeting documents being sent out with respect to the Company's next general meeting of shareholders.

Yours truly,

DuMOULIN BLACK

Per: /s/ *Patricia D. Sandberg*
Patricia D. Sandberg

PDS/cml
Enclosure

cc: Consolidated Takepoint Ventures Ltd.
Attention: Aris Morfopoulos/Anthony Harvey

L.D.S. Winter
1849 Oriole Drive
Sudbury, ON P3E 2W5

To: British Columbia Securities Commission
Alberta Securities Commission
TSX Venture Exchange

Dear Sirs:

RE: Consolidated Takepoint Ventures Ltd. (the "Company") – Information Circular

I refer to the Company's information circular (the "**Circular**") dated October 15, 2002.

I hereby consent to the filing of the report entitled **Geological Report on the Aurora Platinum Corp. AEM Diamond Exploration Project Northwestern Ontario, Canada** (the "**Report**") and to the written disclosure of the Report and of extracts from or a summary of the Report in the Circular.

I confirm that I have read the Circular and have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Report or that the Circular contains any misrepresentation of the information contained in the Report that is within my knowledge as a result of the services I performed in connection with the preparation of the Report.

This letter is solely for the information of the securities commissions and stock exchanges to whom it is addressed and is not to be referred to in whole or in part in the Circular or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

"L. D. S. Winter"

L. D. S. Winter

Deloitte & Touche LLP
P.O. Box 49279
Four Bentall Centre
2100 - 1055 Dunsmuir Street
Vancouver, British Columbia
V7X 1P4

Tel: (604) 669 4466
Fax: (604) 685 0395
www.deloitte.ca

Deloitte & Touche

September 27, 2002

BRITISH COLUMBIA SECURITIES COMMISSION
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia V7Y 1L2

ALBERTA SECURITIES COMMISSION
10025 Jasper Avenue, 20th Floor
Edmonton, Alberta T5J 3Z5

and

G. ROSS McDONALD
1402 – 543 Granville Street
Vancouver, British Columbia V6C 1X8

and

CONSOLIDATED TAKEPOINT VENTURES LTD.
P.O. Box 48778
Bentall Station
Vancouver, British Columbia V7X 1A6

Dear Sirs:

Re: Consolidated Takepoint Ventures Ltd. (the "Company")

As required by National Policy No. 31, we have reviewed the information contained in the Company's Notice of Change of Auditor dated September 20, 2002 and we do not disagree with the information contained in such notice.

Our understanding is that the notice will read as follows:

> "It is proposed that the Company will change its auditor from G. Ross McDonald, Chartered Accountants of 1402 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, to Deloitte & Touche LLP, Chartered Accountants of 2100 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4. The former auditor has agreed to resign effective at the closing of the pending acquisition of certain assets by the Company from Aurora Platinum Corp. in exchange for shares of the Company pursuant to a Letter Agreement dated July 30, 2002.

> There are no reportable events between the Company and G. Ross McDonald and there have been no qualified opinions or denials of opinions by G. Ross McDonald.
>
> The proposed change of auditor has been considered and approved by the Company's Audit Committee and Board of Directors.
>
> This Notice of Change of Auditor and accompanying letters from G. Ross McDonald and Deloitte & Touche LLP have been reviewed by the Company's Audit Committee."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from G. Ross McDonald will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next general meeting of shareholders.

Yours very truly,

Deloitte & Touche LLP

CHARTERED ACCOUNTANTS
TK/lt

G. Ross McDonald*

Chartered Accountant

*Denotes incorporated professional

Suite 1402, 543 Granville Street
Vancouver, B.C. V6C 1X8
Tel: (604) 685-8646
Fax: (604) 684-6334

September 23, 2002

BRITISH COLUMBIA SECURITIES COMMISSION
9th Floor, Pacific Centre
701 West Georgia Street
Vancouver, British Columbia
V7Y 1L2

ALBERTA SECURITIES COMMISSION
10025 Jasper Avenue 20th Floor
Edmonton, Alberta
T5J 3Z5and

DELOITTE & TOUCHE LLP
Chartered Accountants
1055 Dunsmuir Street Suite 2000
PO Box 49279 Four Bentall Centre
Vancouver, British Columbia
V7X 1P4

and

CONSOLIDATED TAKEPOINT VENTURES LTD.
P. O. Box 48778
Bentall Station
Vancouver, British Columbia
V7X 1A6

Dear Sirs:

Re: Consolidated Takepoint Ventures Ltd. (the "Company")

As required by National Policy No. 31, I have reviewed the information contained in the Company's Notice of Change of Auditor dated September 20, 2002 and I do not disagree with the information contained in such notice.

My understanding is that the notice will read as follows:

> "It is proposed that the Company will change its auditor from G. Ross McDonald, Chartered Accountant of 1402 - 543 Granville Street, Vancouver, British Columbia V6C 1X8 to Deloitte & Touche LLP, Chartered Accountants of 2100 - 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4. The former auditor has agreed to resign effective at the closing of the pending acquisition of certain assets by the Company from Aurora Platinum Corp. in exchange for shares of the Company pursuant to a Letter Agreement dated July 30, 2002.

There are no reportable events between the Company and G. Ross McDonald and there have been no qualified opinions or denials of opinions by G. Ross McDonald.

The proposed change of auditor has been considered and approved by the Company's Audit Committee and Board of Directors.

This Notice of Change of Auditor and accompanying letters from G. Ross McDonald and Deloitte & Touche LLP have been reviewed by the Company's Audit Committee."

I understand that the Notice of Change of Auditor, along with this letter and a similar letter from Deloitte & Touche LLP will be provided to the Company's registered shareholders with the meeting materials relating to the Company's next annual general meeting of shareholders.

Yours very truly,

"G. Ross McDonald" (signed)

G. ROSS McDONALD
Chartered Accountant

CONSOLIDATED TAKEPOINT VENTURES LTD.

P. O. Box 48778, Bentall Station
Vancouver, British Columbia
V7X 1A6

TO THE SHAREHOLDERS:

NOTICE OF CHANGE OF AUDITOR

It is proposed that the Company will change its auditor from G. Ross MacDonald, Chartered Accountants of 1402 - 543 Granville Street, Vancouver, British Columbia V6C 1X8, to Deloitte & Touche LLP, Chartered Accountants of 2100 – 1055 Dunsmuir Street, Vancouver, British Columbia V7X 1P4. G. Ross MacDonald has agreed to resign as auditor effective at the closing of the pending acquisition of certain assets by the Company from Aurora Platinum Corp. in exchange for shares of the Company pursuant to a Letter Agreement dated July 30, 2002.

There are no reservations in any auditor's reports, no reportable disagreements between the Company and G. Ross MacDonald and there have been no qualified opinions or denials of opinions by G. Ross MacDonald in connection with the audits of the Company's two most recently completed fiscal years or any subsequent period.

This Notice, together with the required response letters from each of G. Ross MacDonald and Deloitte & Touche LLP have been reviewed by the Company's Audit Committee.

The pending resignation of G. Ross MacDonald and the recommendation to appoint Deloitte & Touche LLP as successor auditor have been approved by the Company's Audit Committee.

DATED this ___20th__________ day of __September_______, 2002.

CONSOLIDATED TAKEPOINT VENTURES LTD.

Per: _____*Anthony Harvey*__________________
Anthony Harvey

GEOLOGICAL REPORT

ON THE

AEM EXPLORATION PROJECT

NORTHWESTERN ONTARIO, CANADA

FOR

AURORA PLATINUM CORP.

AND

CONSOLIDATED TAKEPOINT VENTURES LTD.

Andrew Kaip, P.Geo.
L.D.S. Winter, P. Geo.
September 16, 2002

TABLE OF CONTENTS

PAGE

1. Summary (Item 3)
2. Introduction and Terms of Reference (Item 4)
3. Project Area, Property Description and Location (Item 6)
   - 3.1 Claim Location and Ownership
   - 3.2 Company's Interest
4. Accessibility, Climate, Local Resources, Infrastructure and Physiography (Item 7)
   - 4.1 Topography and Vegetation
   - 4.2 Access and Infrastructure
   - 4.3 Climate
5. General History (Item 8)
6. Regional Geology and Structure (Item 9)
7. Property History, Geology and Exploration Models and Adjacent Properties (Items 9, 10, 11, 12, 13 and 17)
   - 7.1 Exploration Models
     - 7.1.1 Archean Gold Deposit Model
     - 7.1.2 Volcanogenic Massive Sulphide Deposit Model
     - 7.1.3 Layered Mafic - Ultramafic Complexes - Ni-Cu-PGM Mineralization
   - 7.2 Harrell Lake Property
     - 7.2.1 History
     - 7.2.2 Geological Setting
     - 7.2.3 Deposit Type and Mineralization
     - 7.2.4 Exploration and Drilling
     - 7.2.5 Adjacent Properties
   - 7.3 Rowlandson Property
     - 7.3.1 History
     - 7.3.2 Geological Setting
     - 7.3.3 Deposit Type and Mineralization
     - 7.3.4 Exploration and Drilling
     - 7.3.5 Adjacent Properties

7.4 Peeagwon 1 Property

- 7.4.1 History
- 7.4.2 Geological Setting
- 7.4.3 Deposit Type and Mineralization
- 7.4.4 Exploration and Drilling
- 7.4.5 Adjacent Properties

7.5 Peeagwon 2 Property

- 7.5.1 History
- 7.5.2 Geological Setting
- 7.5.3 Deposit Type and Mineralization
- 7.5.4 Exploration and Drilling
- 7.5.5 Adjacent Properties

7.6 Peeagwon 3 Property

- 7.6.1 History
- 7.6.2 Geological Setting
- 7.6.3 Deposit Type and Mineralization
- 7.6.4 Exploration and Drilling
- 7.6.5 Adjacent Properties

7.7 Sheridan Property

- 7.7.1 History
- 7.7.2 Geological Setting
- 7.7.3 Deposit Type and Mineralization
- 7.7.4 Exploration and Drilling
- 7.7.5 Adjacent Properties

7.8 Kaneesose Lake Property

- 7.8.1 History
- 7.8.2 Geological Setting
- 7.8.3 Deposit Type and Mineralization
- 7.8.4 Exploration and Drilling
- 7.8.5 Adjacent Properties

7.9 Rapson Bay Property

- 7.9.1 History
- 7.9.2 Geological Setting
- 7.9.3 Deposit Type and Mineralization

7.9.4 Exploration and Drilling
7.9.5 Adjacent Properties
8. Sampling Method and Approach, Sample Preparation and Security and Data Verification (Items 14, 15, 16)
9. Mineral Processing and Metallurgical Testing (Item 18)
10. Mineral Resource and Mineral Reserve Estimates (Item 19)
10.1 Other Relevant Data and Information (Item 20)
11. Interpretation and Conclusion (Item 21)
11.1 Harrell Lake Property
11.2 Rowlandson Property
11.3 Peeagwon 1 Property
11.4 Peeagwon 2 and 3 Properties
11.5 Sheridan Property
11.6 Rapson Bay Property
11.7 Kaneesose Lake Property
12. Recommended Exploration Program and Budget (Item 22)

LIST OF TABLES

1. Northwestern Ontario AEM Exploration Project Properties
2. AEM Project Claims
3. Gold Properties, Northern North Caribou, Munro Lake and Oxford Lake
4. Harrell Lake Property - Inco Drilling Results 1969 and 1971
5. Peninsula, Island, Copper Point Showings - Assay Results Ni-Cu-PGM Mineralization
6. Peeagwon 1 Property - Inco Drilling Results 1971 and 1972
7. Peeagwon 2 Property - Inco Work Summary 1971 and 1972
8. Peeagwon 3 Property - Inco Drill Results 1971 - 1972
9. Sheridan Property - Inco Drill Results 1971
10 Kaneesose Lake Property - Inco Drilling Results 1970 and 1973
11. AEM Exploration Project Expenditures
12. Recommended Exploration Programs

LIST OF FIGURES

1. Location Map
2. AEM Exploration Project
3. Harrell Lake Claims
4. Rowlandson Claims
5. Sheridan and Peeagwon Claims
6. Kaneesose Claims
7. Rapson Bay Claims
8. Regional Geology
9. Harrell Lake Property Geology - Sample Location Map
10. Rowlandson Property Geology - Sample Location Map
11. Peeagwon 1 & 2 Property Geology - Sample Location Map
12. Peeagwon 3 - Claim and EM Anomaly Location
13. Sheridan Property Geology - Sample Location Map
14. Rapson Bay Property Geology - Sample Location Map

References (Item 23)
Additional Requirements (Item 25)
14 Figures (Item 26)
Statement of the Qualified Persons
Letter of Consent

1. SUMMARY

The Aurora AEM Exploration Project covers, in three separate areas, A, B and C, approximately 33,000 km^2 in northwestern Ontario ("Area of Interest"). This region of the Superior Province is considered to be underlain by Archean age volcanic island arcs, older microcontinents, accretionary wedges and marginal plutonic arcs which were forged into a late Archean supercontinent by thrusting, crustal thickening, plutonism and strike-slip faulting. Subsequently it was subjected to post-Archean arching and rifting, however, it has not experienced significant post-Archean heating, except around the cratonic margins near Proterozoic intrusions.

Following their acquisition of the Lansdowne House property in northwestern Ontario, Aurora Platinum Corp. ("Aurora") entered into a joint venture agreement with Inco Ltd. (Inco) dated December 18, 2000. For Aurora, the purpose of this agreement was to give them access to Inco's existing airborne magnetic and electromagnetic data as well as Inco's ground follow-up data ("AEM Data") that would assist Aurora in locating additional mafic layered complexes that could host Ni-Cu-PGM (nickel-copper-platinum group element) mineralization in Area A (Rowlandson Lake) and Area B (Stull Lake / Big Trout Lake / Swan Lake). A similar agreement covering Area C (Muskrat Dam) was entered into between Inco and Aurora effective April 1, 2002. Both agreements are hereinafter referred to individually as an Inco Agreement or collectively as the Inco Agreements.

Under both Inco Agreements each party will contribute 50% of the cost of digitising the airborne magnetic and electromagnetic portions of the AEM Data. Each Inco Agreement provides Aurora with 5 years to assess the AEM Data ("Evaluation Period"), during which time Aurora must incur expenditures ("Expenditures") for anomaly selection and ground follow-up to a minimum of $1.5 million before the fourth anniversary of each agreement. If Aurora acquires any mineral properties ("Mineral Properties") within the Area of Interest during the Evaluation Periods, Inco has three options regarding continued participation, as detailed later in this report.

In the course of evaluating the AEM Data and the regional geological environment, Aurora determined that the Area of Interest had the potential to contain volcanogenic massive sulphide (VMS) and gold deposits in addition to layered mafic-ultramafic complexes which could host Ni-Cu-PGM deposits.

The Aurora directors decided that Aurora should concentrate on its core business of exploring for Ni-Cu-PGM deposits. As a result, Aurora wishes to divest itself of properties (comprised of 8 claim groups each covering an exploration target within the Area of Interest and referred to as the "Mineral Claims") acquired for their mineral (but not diamond or kimberlite potential) and to provide certain information ("Mineral Information") useful in evaluating both the Mineral Claims in particular and the Area of Interest in general. The only restriction is that Aurora will not provide information specific to diamond or kimberlite exploration or potential within the Area of Interest due to Aurora's agreement with a third party. Consolidated Takepoint Ventures Ltd. ("Takepoint") wishes to explore for gold and other minerals, with the exception of diamonds and kimberlites, and is interested in acquiring the Mineral Claims and the Mineral Information, much of which is compiled from the AEM Data. (Collectively the Mineral Claims and the Mineral Information are referred to as the "Mineral Assets".)

Aurora and Takepoint entered into a letter agreement dated July 30, 2002, pursuant to which Takepoint has agreed to acquire the Mineral Assets from Aurora. In exchange, Takepoint has agreed to issue Aurora 13,000,000 shares of Takepoint and 550,000 share purchase warrants subject to certain terms and conditions. Takepoint agrees not to explore for diamonds within the Area of Interest, and further agrees that if it stakes or otherwise acquires a claim that is subsequently determined to contain kimberlite, Takepoint will notify Aurora and Aurora will have an opportunity, as set out in the Letter Agreement, to acquire such claim. The Mineral Claims consist of 72 claims containing 1,100 units and covering a total of 17,600 ha.

The most effective means of access are by winter roads and charter aircraft from Pickle Lake, Ontario.

Expenditures by Aurora as of July 31, 2002 are $219,491.

Pertinent information on the Mineral Claims is summarized in Table 1. Programs of line-cutting and ground geophysical surveys (magnetic, induced polarization and electromagnetic) are recommended in Phase 1 of the exploration program. Phase 2 is a drilling program to drill test discreet targets identified in Phase 1 and the summer 2002 prospecting program.

TABLE I
AURORA PLATINUM CORP.
NORTHWESTERN ONTARIO AEM EXPLORATION PROJECT PROPERTIES

PROPERTY	LOCATION		CLAIMS	UNITS	AREA (ha)
Harrell Lake	53°-50.9'N	91°-26'W	9	128	2,048
Rowlandson	52°-28.4'N	87°-45'W	11	172	2,752
Peeagwon 1	52°-45.5'N	88°-38.5'W	2	32	512
Peeagwon 2	52°-42.8'N	88°-38.6'W	3	48	768
Peeagwon 3	52°-41.2'N	88°-34.4'W	2	32	512
Sheridan	52°-36.4'N	88°-44.1'W	24	384	6,144
Rapson Bay	54°-26.0N	92°-29.1'W	10	152	2,432
Kaneesose Lake	53°-24.7'N	89°-47.5'W	11	152	2,432
		TOTAL	72	1,100	17,600

Only preliminary exploration has been carried out on the Mineral Claims, however, early results indicate that the properties are of merit and with the potential to host mineralization of economic significance. To continue the evaluation of the Mineral Claims, a two phase program of exploration is recommended. Expenditures in the first phase are estimated at $408,000 while those in the second phase would be $600,000. The implementation of the second phase would be contingent upon the results obtained

in the first phase. If both phases are implemented, the total expenditure would be $1,008,000.

2. INTRODUCTION AND TERMS OF REFERENCE

Aurora Platinum Corp. is a junior Canadian mineral exploration company concentrating on the identification of Canadian nickel-copper-platinum group metal (Ni-Cu-PGM) deposits of economic interest. As part of their exploration initiative they acquired, by staking, a large mafic-ultramafic Ni-Cu-PGM bearing intrusive complex north of Lansdowne House in northwestern Ontario. As a result of their initial success in evaluating this complex, they directed their attention to other similar target areas in northwestern Ontario. Specifically the Area of Interest extends from the Lansdowne House project area at 52°-30'N latitude; 87°-30'W longitude to just northwest of the Ontario - Manitoba border at 54°-30'N latitude, 93°-00'W longitude (Figure 1).

The most effective way to initially explore an area of this size is by an airborne magnetic and electromagnetic survey. Aurora was aware that Inco had flown this area in the 1970's with their own proprietary airborne electromagnetic-magnetic (AEM) system for the purpose of locating nickel-copper deposits and that the information was available to other parties on a joint venture basis. Consequently, Aurora approached Inco for the purpose of acquiring the AEM Data. Under two agreements dated December 18, 2000 and April 1, 2002 (the Inco Agreements), as amended, Aurora and Inco will contribute 50% each of the costs of digitising the airborne magnetic and electromagnetic portions of the AEM Data. Aurora will have five years within which to assess the AEM Data by incurring expenditures for anomaly selection and ground follow-up with expenditures to be a minimum of $1.5 million (Can) before the 4th anniversary of each Inco Agreement. There are various remedies in place if there are early terminations of the Inco Agreements. If Aurora acquires any mineral properties within the Area of Interest during an Evaluation Period, with the exception of diamond/kimberlite properties as set out in the amendment to the second Inco Agreement, Inco has various back-in rights (see Property, Section 3.2).

In the course of evaluating the AEM Data and the regional geological environment, it appeared that the Area of Interest also possessed the potential to host volcanogenic massive sulphide (VMS) and gold deposits.

The Aurora directors have decided that Aurora should concentrate on its core business of exploring for Ni-Cu-PGM deposits in Canada. As a result, Aurora wishes to divest itself of the Mineral Claims, which were acquired for, but not limited to, their gold and VMS potential.

Takepoint is interested in acquiring from Aurora the Mineral Claims as well as Mineral Information, namely (1) the geophysical information compiled from the AEM data by an independent geophysicist; (2) structural information regarding the Area of Interest; and (3) geological information regarding the Area of Interest.

The writers were requested by Aurora and Takepoint to prepare a report on the Aurora AEM Exploration Project, Northwestern Ontario, Canada.

Information used in the preparation of the Technical Report has been acquired from various sources, which are listed below. The specific references are listed in "References" with individual sources being noted in the text of the report at the relevant point.

- Ontario Ministry of Northern Development and Mines, Assessment Files
- Published information and reports of the Ontario Geological Survey
- Company Annual Reports
- Trade paper and magazine articles
- Scientific publications
- Information provided by Aurora Platinum relative to:
    - results of processed magnetic data
    - regional geological and structural studies
    - results of field sampling and mapping
    - claim staking.

One author, L.D.S. Winter, P.Geo., visited the project area on October 12, 2000 but apart from this visit, he has not been directly involved in the current field program. The second author, Andrew Kaip, P.Geo., has been directly involved in the summer 2002 field program in the area and has visited and worked on all properties except the Peeagwon 3 and Kaneesose Lake claim groups.

The writers were requested by Aurora and Takepoint Ventures to prepare a technical report on the AEM Exploration Project for the purpose of meeting the requirements of National Instrument 43-101 and the policies of the TSX Venture Exchange, in connection with the acquisition of the Mineral Assets in exchange for securities of Takepoint pursuant to which Aurora will acquire control of Takepoint.

The following technical report is prepared in compliance with NI 43-101 F1 and presents a review of the geology of the area and the potential for mineral deposits, including but not limited to, VMS, gold and Ni-Cu-PGM deposits.

3. PROJECT AREA, PROPERTY DESCRIPTION AND LOCATION

The project area that was covered by the Inco AEM surveys covers approximately 33,000 square km in northwestern Ontario as shown in Figure 2. The three areas of interest, Area A, Area B and Area C, are bounded by latitude 52°-30'N and longitude 87°-30'W in the southeast and latitude 54°-30'N and longitude 93°W in the northwest just west of the Ontario - Manitoba border. All properties acquired in this area are subject to the terms of the Inco Agreements. The terms of these agreements are presented in Section 3.2.

Compilation work on the AEM Data and subsequent field work identified a number of areas of interest, 8 of which have been staked for gold and/or base metal mineralization by Aurora covering 17,600 ha in 72 claims containing 1100 units. All claims are in good standing for two years from the data of recording.

3.1 CLAIM LOCATION AND OWNERSHIP

Eight claim groups have been acquired to date and their locations are shown in Figures 3, 4, 5, 6 and 7 and they are listed below in Table 2. All claims have been recorded with the Ontario Ministry of Northern Development and Mines.

TABLE 2
AURORA PLATINUM CORP.
AEM PROJECT CLAIMS, NORTHWESTERN ONTARIO

CLAIMS	LATITUDE	LONGITUDE	CLAIM GROUP	UNITS	AREA (ha)	RECORDING DATE
3003264	53°-50.9'N	91°-26'W	Harrell Lake	16	256	July 2, 2002
3003265	53°-50.9'N	91°-26'W	Harrell Lake	16	256	July 2,2002
3003266	53°-50.9'N	91°-26'W	Harrell Lake	16	256	July 2, 2002
3003267	53°-50.9'N	91°-26'W	Harrell Lake	8	128	July 2, 2002
3003268	53°-50.9'N	91°-26'W	Harrell Lake	16	256	July 2, 2002
3003269	53°-50.9'N	91°-26'W	Harrell Lake	16	256	July 2, 2002
3003270	53°-50.9'N	91°-26'W	Harrell Lake	16	256	July 2, 2002
3003271	53°-50.9'N	91°-26'W	Harrell Lake	16	256	July 2, 2002
3003272	53°-50.9'N	91°-26'W	Harrell Lake	8	128	July 2, 2002
3003162	52°-28.4'N	87°-45'W	Rowlandson	16	256	July 2, 2002
3003163	52°-28.4'N	87°-45'W	Rowlandson	16	256	July 2, 2002
3003164	52°-28.4'N	87°-45'W	Rowlandson	16	256	July 2, 2002
3003165	52°-28.4'N	87°-45'W	Rowlandson	16	256	July 2, 2002
3003166	52°-28.4'N	87°-45'W	Rowlandson	16	256	July 2, 2002
3003167	52°-28.4'N	87°-45'W	Rowlandson	12	192	July 2, 2002
3003168	52°-28.4'N	87°-45'W	Rowlandson	16	256	July 2, 2002
3003169	52°-28.4'N	87°-45'W	Rowlandson	16	256	July 2, 2002
3003170	52°-28.4'N	87°-45'W	Rowlandson	16	256	July 2, 2002
3003171	52°-28.4'N	87°-45'W	Rowlandson	16	256	July 2, 2002
3003172	52°-28.4'N	87°-45'W	Rowlandson	16	256	July 2, 2002
3001333	52°-45.5'N	88°-38.5'W	Peeagwon 1	16	256	July 2, 2002
3001334	52°-45.5'N	88°-38.5'W	Peeagwon 1	16	256	July 2, 2002
3001335	52°-42.8'N	88°-38.6'W	Peeagwon 2	16	256	July 2, 2002
3001249	52°-42.8'N	88°-38.6'W	Peeagwon 2	16	256	July 2, 2002
3003250	52°-42.8'N	88°-38.6'W	Peeagwon 2	16	256	July 2, 2002
3001336	52°-41.2'N	88°-34.4'W	Peeagwon 3	16	256	July 2, 2002
3001337	52°-41.2'N	88°-34.4'W	Peeagwon 3	16	256	July 2, 2002
3003173	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003174	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003175	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003176	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002

CLAIMS	LATITUDE	LONGITUDE	CLAIM GROUP	UNITS	AREA (ha)	RECORDING DATE
3003177	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003178	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003179	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003180	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003181	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003182	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003183	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003184	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003185	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003235	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003236	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003237	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003238	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003239	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003240	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003241	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003242	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003243	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003244	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003245	52°-36.4'N	88°-44.1'W	Sheridan	16	256	July 2, 2002
3003253	53°-24.7'N	89°-47.5'W	Kaneesose Lake	8	128	July 2, 2002
3003254	53°-24.7'N	89°-47.5'W	Kaneesose Lake	16	256	July 2, 2002
3003255	53°-24.7'N	89°-47.5'W	Kaneesose Lake	16	256	July 2, 2002
3003256	53°-24.7'N	89°-47.5'W	Kaneesose Lake	16	256	July 2, 2002
3003257	53°-24.7'N	89°-47.5'W	Kaneesose Lake	16	256	July 2, 2002
3003258	53°-24.7'N	89°-47.5'W	Kaneesose Lake	16	256	July 2, 2002
3003259	53°-24.7'N	89°-47.5'W	Kaneesose Lake	8	128	July 2, 2002
3003260	53°-24.7'N	89°-47.5'W	Kaneesose Lake	16	256	July 2, 2002
3003261	53°-24.7'N	89°-47.5'W	Kaneesose Lake	8	128	July 2, 2002
3003262	53°-24.7'N	89°-47.5'W	Kaneesose Lake	16	256	July 2, 2002
3003263	53°-24.7'N	89°-47.5'W	Kaneesose Lake	16	256	July 2, 2002
3001330	54°-26.0N	92°-29.1'W	Rapson Bay	16	256	August 29, 2002
3001332	54°-26.0N	92°-29.1'W	Rapson Bay	16	256	August 29, 2002
3003421	54°-26.0N	92°-29.1'W	Rapson Bay	16	256	August 29, 2002
3003422	54°-26.0N	92°-29.1'W	Rapson Bay	16	256	August 29, 2002
3003423	54°-26.0N	92°-29.1'W	Rapson Bay	16	256	August 29, 2002

CLAIMS	LATITUDE	LONGITUDE	CLAIM GROUP	UNITS	AREA (ha)	RECORDING DATE
3003424	54°-26.0N	92°-29.1'W	Rapson Bay	8	128	August 29, 2002
3003425	54°-26.0N	92°-29.1'W	Rapson Bay	16	256	August 29, 2002
3003426	54°-26.0N	92°-29.1'W	Rapson Bay	16	256	August 29, 2002
3003427	54°-26.0N	92°-29.1'W	Rapson Bay	16	256	August 29, 2002
3003428	54°-26.0N	92°-29.1'W	Rapson Bay	16	256	August 29, 2002
			TOTAL	1,100	17,600	

The Mining Act of Ontario confers certain and limited rights to a licensee, such as to perform the prescribed assessment work, but does not confer any right or title to the surface rights, other than as permitted under the Mining Act. Takepoint, when it acquires the staked claims from Aurora, will not receive any additional rights.

The current project includes 8 properties, as listed in Table 2 for a total of 72 claims with 1,100 units covering 17,600 ha. All claims are in good standing for 2 years from the date of recording and are currently held in the name of Aurora Platinum Corp.

No permits are required from local First Nations communities, however, informal meetings and consultations are made before work is commenced in any area.

None of the properties has been legally surveyed by an Ontario Land Surveyor (OLS).

All properties have only recently been staked and based on published and unpublished information as well as the property visits there is no known environmental liability for any of the properties.

3.2 TAKEPOINT'S INTEREST IN THE MINERAL ASSETS

Aurora and Inco entered into the Inco Agreements dated December 18, 2000 (Areas A and B) and April 1, 2002 (Area C).

Aurora and Inco have contributed 50% each of the costs of digitising the AEM Data. Aurora will have five years within which to assess the AEM Data by incurring expenditures for anomaly selection and ground follow-up with expenditures to be a minimum of $1.5 million (Can) for Area A plus Area B as well as an additional $1.5 million for Area C before the 4th anniversary of the Inco Agreements.

If Aurora acquires any mineral properties ("Mineral Property") within the Area of Interest during the Evaluation Period, Inco has the right to;

1) purchase any Ni-Cu-PGM concentrates produced from the Mineral Property,
2) elect to acquire a 50% interest in any Mineral Property, except for those with potential for diamonds, by funding two times the property expenditures incurred by Aurora on the Mineral property and upon earning such interest Aurora and Inco shall form a separate joint venture agreement with respect to the Mineral property,
3) a 1.5% NSR royalty on each acquired Mineral Property in which Inco does not elect to acquire a 50% interest, until it receives royalty payments aggregating $2.5 million for each Mineral Property.

Inco has stated that it does not intend to compete with Aurora in exploring the Area of Interest, however, it is not restricted from doing so.

If Aurora terminates either Inco Agreement early, then Aurora must return the AEM Data to Inco and Aurora must either make a cash deficiency payment to Inco or incur certain exploration expenditures on those Mineral Properties in which Inco has elected to acquire a 50% interest. Although the AEM Data must be returned to Inco upon early termination, Aurora is entitled to retain any interpretation of the AEM Data that it has developed.

Takepoint has agreed to purchase the Mineral Assets from Aurora. Specifically, Takepoint will acquire 8 claim groups, staked by Aurora and each covering an exploration target of interest, and certain information proprietary to Aurora, being: (1) Aurora's interpretation of the AEM Data by an independent geophysicist, prepared for the purpose of identifying targets within Areas A, B and C, (2) structural information regarding the Area of Interest; and (3) geological information regarding the Area of Interest), in exchange for issuing to Aurora 13,000,000 shares of Takepoint in accordance with the terms of an Acquisition Agreement dated September, 2002. Takepoint has also agreed to issue to Aurora 550,000 share purchase warrants subject to certain terms and conditions as set out in the Acquisition Agreement. Each warrant will allow Aurora to acquire one common share of Takepoint for $0.24 within 2 years of the Closing Date.

Takepoint is not required to incur any expenditures or make any payments to Inco under the Inco Agreements or otherwise. However, the eight properties staked to date by Aurora and any other property within the Area of Interest that is acquired by Takepoint will be subject to the rights of Inco to purchase any Ni-Cu-PGM concentrates produced from the Mineral Property, Inco's right to acquire a 50% interest in minerals other than diamonds and Inco's right to a 1.5% NSR royalty (all as specified in the Inco Agreements and hereinafter referred to as the "Inco Rights").

In addition to the Inco Rights, Takepoint's acquisition is also subject to the rights of another company (pursuant to an agreement between Aurora and that third party) to diamonds and kimberlites discovered in the Area of Interest. Takepoint agrees that it will not explore for diamonds in the Area of Interest and if Takepoint stakes or otherwise acquires a claim(s) that is subsequently determined to contain kimberlite, it will notify Aurora, who then has certain rights of election and obligations to reimburse Takepoint certain of its costs in respect of such claims.

4. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

4.1 TOPOGRAPHY AND VEGETATION

The properties are located in a region with very low topographic relief. Lakes are shallow, averaging between 2 and 15 m in depth and for the most part the land surface rises only slightly above lake levels. Much of the land cover is swamp or string bog. Outcrop is not abundant, comprising only a few percent of the lakeshore on even the largest lakes while many lakes have no shoreline outcrop at all. Consequently, regional geological interpretations are primarily constrained by airborne geophysics.

4.2 ACCESS AND INFRASTRUCTURE

Pickle Lake is on Ontario Highway 599 about six hours by road northwest of Thunder Bay, Ontario. Nakina is about 300 km (4 hr) by road northeast of Thunder Bay, Ontario. From either Pickle Lake or Nakina, the project areas can be reached by charter flights. The First Nations communities across the northwest are serviced by Bearskin Airways with scheduled flights, however, most have limited resources to support any field work. At the present time, Pickle Lake is being used as the major service point for all the properties.

A number of temporary bush camps including commercial outpost camps are used to service the various projects. Float equipped aircraft, helicopters and boats are used to access the properties from these camps including the main supply centre of Pickle Lake.

4.3 CLIMATE

The climate is cold temperate with long cold winters and short cool summers. Due to the low relief in the area and the abundant lakes and swamps, the winter months are the best time to carry out ground geophysical work and drilling

programs, however, exploration activities are only limited for a few weeks during freeze up in early October and spring break-up in May.

5. GENERAL HISTORY

To provide some background for the current exploration work a summary of some of the more significant deposits explored and exploited in the area is presented. Each of the individual properties recently staked by Aurora is discussed in more detail in Section 7 where the history of each individual property is reviewed.

Low sulphidation epithermal gold-silver-lead-zinc mineralization, 16 km east of Favourable Lake was discovered by prospecting in the late 1920's and following surface exploration and mine development, the property produced 157,696 oz gold, 5,796,177 oz silver, approximately 3,000 tons of lead and 900 tons of zinc between 1939 and 1948. Mineralization occurs in a number of quartz veins containing variable amounts of pyrite, sphalerite, galena, silver and gold. The veins occur in easterly-trending shear zones in felsic volcanics (Ferguson et al, 1971).

To date, volcanogenic massive sulphide deposits have not been outlined in the geologically favourable 2.7 billion year old arc volcanic sequences of the northwestern Superior Province. Although the total volume of 2.7 billion year old metavolcanic rocks in the area is quite minor, copper-zinc mineralization reported in the area appears to be of the volcanogenic massive sulphide type and suggests the potential for this type of mineralization.

Vein gold deposits in the northwestern Superior Province are spatially associated with regional scale shear zones, however, the principal gold deposit in the area is the iron formation hosted Musselwhite deposit in the North Caribou greenstone belt approximately 100 km north of Pickle Lake. Gold-bearing sulphides with minor quartz veining are present in deformed iron formation. The property was placed in production in April 1997 and is operated by Placer Dome Ltd. (68% interest) and TVX Normandy (32% interest).

The Lingman Lake prospect, southwest of the Area of Interest, hosts gold mineralization contained in four shear zones trending east to east-northeast in metavolcanics. Associated minerals are pyrite, pyrrhotite, arsenopyrite and chalcopyrite (Ferguson et al, 1971).

Silver-rich veins with associated gold values occur at Borland Lake along the interface with the Bearhead fault zone. Based on the metal ratios this would appear to be epithermal-type gold mineralization.

The past producing Sachigo River Mine is located in a southeasterly-trending belt of steeply dipping metavolcanics and metasediments intruded by metadiorites and porphyries. Gold occurs in quartz veins with accessory pyrite, sphalerite, pyrrhotite, chalcopyrite and galena. The average grade of ore milled was 1.13 oz gold/ton and between 1938 and 1942, 46,416 tons of ore yielded 52,560 oz gold and 6,127 oz silver (Ferguson et al, 1971).

A summary of the various gold deposits/past producers in the general AEM Exploration Project area is presented in Table 3.

TABLE 3

GOLD PRODUCTION AND RESOURCES, NORTHERN NORTH CARIBOU, MUNRO LAKE AND OXFORD LAKE STULL LAKE TERRANES, NORTHWESTERN ONTARIO AND NORTHERN MANITOBA

MINE	GREENSTONE BELT	COMMENTS[1]
Sachigo River	Ellard Lake	Between 1938 - 1942, 46,416 tons of ore yielded 1,634 kg gold and 190 kg silver.
God's Lake	God's Lake	5,263 kg gold were produced from 491,914 tons of ore between 1935-1943.
Island Lake	Island Lake	Production in 1933 - 34 yielded 243 kg gold from 7,819 tons of ore.
High Rock Island	Island Lake	A bulk sample of 163 tons taken in 1987 averaged 20.13 g/t gold.
Jack of Hearts	Island Lake	A bulk sample of 63.5 tons taken in 1934 averaged 23.15 g/t gold.
Lingman Lake	Lingman Lake	Gold Mineralization associated with pyrite, pyrrhotite, arsenopyrite, chalcopyrite occurs in 4 shear zones.
Little Stull Lake	Stull Lake	High grade drill intersections (e.g. 87.5 g/t gold across 2.2 m) are reported from the Wolf Bay shear zone, part of the Stull-Wunnummin Fault Zone.
Monument Bay	Stull Lake	Drilling indicates a gold-bearing zone with a strike length of at least 3.5 km.
Musselwhite	North Caribou	Currently in production as gold producer operated by Placer Dome.

[1] Based on historical data, obtained from published, primarily government, sources.

Large mafic-ultramafic layered sill complexes containing in some cases associated Ni-Cu-PGM mineralization include the Big Trout Lake, Lansdowne House and Fish Trap Lake igneous complexes.

Exploration of these mafic-ultramafic layered sill complexes for their nickel-copper mineralization dates from the 1930's when prospectors first encountered this type of mineralization during their search for gold in the area. During the 1950's a few small junior companies carried out geophysical surveys, prospecting and limited diamond drilling on some of these prospects, however the most systematic work was done during the period 1970 to 1974 when the Canadian Nickel Company (subsidiary of Inco) carried out an extensive airborne geophysical survey in the area. It is this survey data which is now being obtained and used by Aurora in their re-evaluation of the area. At that time, Inco carried out drilling throughout the area on selected airborne electromagnetic-magnetic targets which resulted in the identification of a number of bodies carrying copper-nickel-cobalt and minor platinum and palladium mineralization. There was some additional exploration activity in the early 1990's for Ni-Cu-PGM mineralization in the Lavoie Lake area.

6. REGIONAL GEOLOGY AND STRUCTURE

The Superior Province is a large (2 million square km) Archean cratonic terrain with rocks ranging in age from 3.5 Ga to less than 2.7 Ga. It has a striped character comprising alternating granite-greenstone, metasedimentary and plutonic-gneissic subprovinces. The Superior Province was constructed by subduction-driven accretionary processes during major, mainly Late Archean orogenic events. Assembly of a variety of lithotectonic elements including volcanic island arcs, older microcontinents, accretionary wedges and marginal plutonic arcs was accomplished by thrusting, crustal thickening and plutonism and by strike-slip faulting. The Superior Province became a stable cratonic area at the end of the Archean, probably as part of a major late Archean supercontinent that has since remained relatively stable (Thurston, 1991; Thurston et al, 1991).

Bedrock geology of the northern Superior area is characterized by west-northwesterly-trending Archean greenstone belts composed primarily of mafic metavolcanic rocks that originated as submarine lava flows. All greenstone belts contain a lesser component of intermediate to felsic, commonly fragmental metavolcanic rocks and clastic metasedimentary rocks and are variably metamorphosed from greenschist to amphibolite facies. Mafic intrusive rocks represented by dykes, sills and stocks of diorite, gabbro and anorthositic gabbro intrude the supracrustal sequences in greenstone belts (Figure 8).

The northern Superior area is cut by major west-northwest striking faults that appear to have been active in the late Archean with later reactivation in the Proterozoic. These include the North and South Kenyon faults and the Stull-Wunnummin fault. In outcrop, the faults are represented by mylonite, cataclastite and strongly foliated rock that typically contain assemblages of greenschist facies minerals. Although straight to curvilinear at a regional scale, the faults can be complexly branched and splayed at a local scale. For example, the North and South Kenyon faults are possibly a composite fault zone joined by several splays.

Geochronologic studies indicate that the fault zones mark the boundaries of three fundamental crustal blocks in the northern Superior area. These include the Munro Lake, Muskrat Dam, Island Lake and North Caribou Terranes south of the Stull-Wunnummin fault, the Oxford Lake - Stull Lake Terrane between the Stull - Wunnummin and North Kenyon faults and the Northern Superior Superterrane north of the North Kenyon fault (Figure 8).

Archean rocks are cut by north-northeast and northwest-trending gabbro dykes tentatively correlated with the 1884 Ma Molson Swarm and 1267 Ma MacKenzie Swarm, respectively. Carbonatites are present in a northwest-trending zone centered on the Stull-Wunnummin fault which suggests a deep-seated structural feature.

There are Proterozoic and Phanerozoic alkalic rock-carbonatite, alnoite, peridotite, lamprophyre, lamproite and kimberlite intrusions of several ages including 1.8, 1.2, 1.1, 0.6 and 0.15 Ga.

7. PROPERTY HISTORY, GEOLOGY AND EXPLORATION MODELS

Within the larger project area Aurora has acquired by staking 8 claim groups as defined in Section 3.1. In section 7.1 Exploration Models for each of the deposit types being searched for are described and in the following sections a brief summary of each property is presented.

7.1 EXPLORATION MODELS

7.1.1 ARCHEAN GOLD DEPOSIT MODEL

Work over the past century, particularly in Canada and Australia has established the general characteristics typical of Archean shear-hosted gold deposits. These have been summarized by Hodgson and Hamilton (1988) and Colvine, et al (1983). Specifically, the regional and local geological features associated with Archean gold deposits are:

- district scale faults which serve to control and focus hydrothermal, gold-bearing fluid flow.
- pre-deformational extensional structures which are the sites of deposition of coarse clastic sedimentary units and in which regional unconformities are recognized.
- multiple phases of deformation.
- dilational zones and shears.
- early hydrothermal alteration which has prepared the ground for later mineralization.
- permeability barriers which are commonly lithologic contacts.
- the presence of felsic porphyry dykes/stocks.
- the most effective exploration methods are airborne magnetic and EM surveys followed by ground magnetic and IP surveys, geological mapping including structural and alteration studies, lithogeochemical and soil sampling and drilling of targets of interest.

In addition to shear-hosted gold deposits, Archean banded iron formation (BIF) hosted gold mineralization also produces significant deposits. The Musselwhite deposit in the North Caribou greenstone belt is of this type. Typically these deposits are;

- hosted by BIF, usually in a package of volcanics, volcaniclastic sediments and greywacke.
- quartz veining is usually limited.
- gold is present in pyrite and/or pyrrhotite produced by sulphidation of the iron formation. The mineralization is non-refractory and the gold is usually present as fine, microscopic grains.
- the deposits are usually complexly folded.
- the localization of the mineralization on a regional scale is structurally controlled.
- IP and magnetic surveys, geological mapping and drilling are the most effective exploration methods.

7.1.2 VOLCANOGENIC MASSIVE SULPHIDE DEPOSIT MODEL

The characteristics of volcanogenic massive sulphide (VMS) deposits have been summarized by Sangster (1972), Sangster and Scott (1976) and Lydon (1993). The main features of the deposits are:

- VMS deposits are hosted within a complex, thick sequence of flows of pillowed and vesicular basalts overlain by andesitic flows, flow breccias and tuffs. The upper part of the sequence consists of massive dacitic to rhyolitic, pyroclastics. The felsic cycle is usually followed by more basalts and when the volcanic cycle stops the igneous rocks are commonly covered by greywacke type sediments. Dykes and irregular intrusive massives are also common

- many massive sulphide ores are closely associated with coarse rhyolitic, fragmental pyroclastics. The second most common hosts for mineralization are volcanic sediments, greywacke and shales. Commonly the chemical sediments, chert and iron formation lie above or within the ores.

- mineralization is abundant near centres of basins of deposition.

- faults and fissures are common and play important roles in the localization of ore.

- the sulphide mineralogy is quite simple. The deposits generally contain greater than 50% sulphides by volume. Pyrite and pyrrhotite are the most common sulphide minerals, however, sphalerite, chalcopyrite and galena are most commonly recovered. Small amounts of gold and silver are usually present, however, in some cases they can take on considerable economic significance.

- alteration pipes are commonly present in the footwall rocks of the massive sulphide bodies. They are commonly chlorite and sericite-rich with chalcopyrite and magnetite.

- VMS deposits commonly show zoning patterns;
    - stringer mineralization below the massive sulphides
    - mineralogical zoning with pyrite-sphalerite-(chalcopyrite-galena) underlain by stringer pyrrhotite-chalcopyrite.
    - textural zoning with monomineralic layers of pyrite and sphalerite.
    - compositional zoning as defined by the distribution of sphalerite (Zn), chalcopyrite (Cu) and galena (Pb).

- within a VMS cluster most of the deposits will occur within one stratigraphic interval.

- the average VMS deposit in the Abitibi Belt of Ontario and Quebec (52 deposits) averages 1.47% Cu, 3.43% Zn, 31.9 g/t Ag, 0.8 g/t Au and contains 9.2 million tonnes, however, the largest VMS deposits may contain in excess of 100 million tonnes.

- deposits tend to occur in clusters forming a district, on average, 32 km in diameter.

- the most effective exploration methods are airborne electromagnetic (EM) and magnetic surveys to define conductive/magnetic targets. Follow-up ground work consists of geophysical surveys, lithogeochemistry and geological mapping and diamond drilling.

7.1.3 LAYERED MAFIC - ULTRAMAFIC COMPLEXES - NI-CU-PGM MINERALIZATION

The Lansdowne House complex shows the typical characteristics of this type of body. The following summary of the characteristics of these complexes is primarily based on work done on the Bushveld and Stillwater complexes. The dominant features include:

- the complexes are orthomagmatic in origin and are considered to have been formed by the mixing of magmas.

- the complexes are Precambrian in age and are large. The Bushveld is 2.1 Ga and is 240 km by 400 km in areal extent and is approximately 8 km thick. The Stillwater Complex is 2.7 Ga in age, is 48 km in length and after erosion 5.7 km of thickness remains.

- the complexes are zoned. The Bushveld, for example, has been divided into four zones as follows:

    - Lower Zone (1,200 m) - harzburgites, bronzitites and dunites.
    - Critical Zone (1,400 m) - bronzitites, norites, anorthosites and chromitites.
    - Main Zone (3,600 m) - gabbro, norite and anorthosite.
    - Upper Zone (2,000 m) - magnetite-bearing gabbros, tractolites, olivine diorites and magnetites.

- with regard to the Bushveld Complex, the Merensky Reef, the Ni-Cu-PGM bearing zone, is contained in the Critical Zone. It is a coarse grained to pegmatoidal, feldspathic pyroxenite that stratigraphically overlies an anorthositic unit. PGE grades correlate with sulphide abundance and the sulphides are usually less than 2% by weight. The highest PGE values correlate with chromite

layers. The thickness of the mineralized layer is in the order of 1 m. The reef occurs over a strike length of 250 km.

- local discordances or "pot holes" are present below mineralized reefs.

- mineralized reefs occur about 500 m above the level at which plagioclase first becomes a cumulus phase.

- economic mineralization occurs over great strike length but very narrow stratigraphic intervals so that exploration requires a combined approach. Initially the potential complexes are defined by regional studies and airborne geophysics. Once identified, detailed airborne EM and magnetic surveys can be used to define the shape and distribution of the complex and the general stratigraphy. Evaluation of specific horizons requires detailed ground geophysics, mapping, lithogeochemistry and drilling.

7.2 HARRELL LAKE PROPERTY

7.2.1 HISTORY

The subject property area was explored by Inco in 1969 and 1971 as follow-up to their airborne EM and magnetic survey. At that time they identified a 16 km long strongly magnetic zone which was interpreted to be caused by the presence of peridotites and/or iron formation. Both rock types were subsequently intersected in the drilling. The results of the Inco drilling are summarized in Table 4.

TABLE 4
HARRELL LAKE PROPERTY
INCO DRILLING RESULTS 1969 AND 1971

DDH	ANOM	UTM ZN	UTM EAST	UTM NORTH	AZ	DIP	LGTH	OB DEPTH	YR.	LITHOLOGY	COMMENT
37691	46-20	15	671392	5971270	360	-50	86.0	7.0	1969	tuff, peridotite	488 m long conductor; py, po, IF; Volc/peridotite contact
37692	46-20	15	671393	5971270	360	-50	27.3	9.0	1969	tuff, peridotite	py, po, IF; volc/peridotite contact
37693	46-21	15	671200	5970900	360	-50	51	9	1969	Int-mafic volcanics, IF	550 m long conductor with assoc mag high; Mt, po, IF
37690	46-22	15	673054	5970191	360	-50	59.8	10.1	1969	Chl carb sch, tuff, gabbro	Mag, po, py
43439	46-27	15	669199	5971220	180	-50	111.9	15.2	1971		Med-strong conductor; 0.108 opt Au/1.7'; low grade Cu/100'
None	46-31	15	666225	5971240							Mag response looks pipe like w/conductor

7.2.2 GEOLOGICAL SETTING

The Harrell Lake property is situated within the northwest portion of the Big Trout Greenstone Belt and to the west of the Stull – Wunnummin Fault Zone. The property is underlain by intermediate to mafic volcanic strata intruded by peridotite, feldspar porphyry dykes and granodiorite (Figure 9).

Massive, medium to fine-grained peridotite outcrops in the north, where it is in fault contact with intermediate tuffs. The contact between intermediate tuffs and peridotite, identified by Inco during the 1970's, forms a zone of chloritic schist containing disseminated pyrite. This zone corresponds to a series of east – west oriented ground electromagnetic (EM) conductors (Figure 9). Previous exploration by Inco also identified iron formation in drill core. Granodiorite to granite outcrop along the shores of Misikeyask Lake, north of the peridotite.

Structure on the property is dominated by a well developed west-northwest striking, subvertical cleavage with bedding transposed subparallel to cleavage. Mapping on the property identified a zone of intense cleavage along the

southern shore of Misikeyask Lake. This area contains an elevated concentration of white bull quartz veins oriented sub-parallel to foliation. The east-west cleavage, along with zones of increased shearing on the property are interpreted to be developed within a subsidiary fault zone related to the Stull – Wunnummin Fault Zone, located east of the property.

7.2.3 DEPOSIT TYPE AND MINERALIZATION

Zones of prospective Archean shear hosted gold mineralization have been identified on the property including mineralization coincident with EM conductors at the intermediate tuff – peridotite contact. Mineralization along this contact is poorly exposed, but drilling by Inco intercepted 0.103 opt Au (3.53 g/t) over 0.5 m within a broader zone of anomalous copper mineralization over 30 m.

In addition to mineralization hosted along the tuff – peridotite contact, exploration in 2002 also identified an 8 m wide zoned quartz vein in the southeastern part of the property. The vein comprises massive, white quartz in the center of the vein and white to grey quartz with chloritized wall rock septa containing up to 3% pyrrhotite, chalcopyrite and pyrite mineralization along the margins. Exploration efforts were unable to trace the vein along strike from the discovery outcrop.

7.2.4 EXPLORATION AND DRILLING

Exploration efforts on the Harrell Lake property in 2002 have consisted of reconnaissance geological mapping and collection of rock and till samples for geochemical analysis. In total, 14 person days were spent on the property and a total of 20 rock and 41 till samples were collected for geochemical analysis. The locations of some samples are presented in Figure 9 and at the time of writing, geochemical results for the till samples collected from the property were pending.

The rock samples yielded less than 10 ppb gold, however, one sample (173478) of peridotite assayed 0.20% Cu and another sample (173469) gave 186 ppm Cu and 114 ppm Zn.

No drilling was done during the summer 2002 program.

7.2.5 ADJACENT PROPERTIES

There are no immediately adjacent claims.

7.3 ROWLANDSON PROPERTY

7.3.1 HISTORY

The Rowlandson Lake gold prospect, which was originally identified in the 1930's, is located about 10 km southwest of the Bartman-Lavoie trend. It is located on a series of subparallel faults about 1 km from the interpreted main trace of the Stull – Wunnummin Fault Zone . The Rowlandson occurrence consists of east-west trending shear-hosted veins in felsic to mafic metavolcanic rocks within a narrow (1.5 km wide) volcanic belt between tonalite to granodiorite plutons. Outcrops along the southern margin of this belt consist of strongly foliated and sheared mafic metavolcanics.

Two main veins have been described at Rowlandson. The southern (No. 6) vein/shear zone is localized at the contact between intermediate volcanics and a diorite dyke, and has been traced for approximately 250 m, with a maximum width of about 1.8 m. Prest (1942) reported that a channel sample across a width of 0.3 m ran 24.5 g/t Au.

About 275 m to the north, the No. 1 and 2 veins occur at the contact between felsic volcanics (tuffs?) and a diorite-granodiorite dyke; this zone has been traced for about 120 m, with a width of 1.8 m. Quartz-arsenopyrite mineralization in the shear zone encloses lenses of chlorite schist. The northern veins occur within a broad zone of silicification (up to 100 m wide, according to mapping by N. Novak, 1985). The eastern exposures of the vein terminate at Rowlandson Lake, but a VLF-EM anomaly associated with the vein extends a further 365 m to the east under the lake.

Nickel-Copper Mineralization in Gabbros

Three copper-nickel sulphide occurrences associated with gabbroic to pyroxenitic rocks were identified along the Rowlandson trend. These are the Peninsula, the Island and the Copper Point. The occurrences are within a 3.5 km long trend in southern Rowlandson Lake (Figure 10).

The Peninsula occurrence is in the northeast corner of the large peninsula dividing southern Rowlandson Lake into two arms. The main exposure contains poddy disseminated sulphides in intensely altered, strongly sheared fine grained metagabbro with remnant lozenges of unstrained medium grained gabbro.

The Island showing is on the west side of an island about 500 m northeast of Copper Point. Mineralization was exposed at some time in the past by shallow trenches which are now overgrown. One trench shows fine to medium grained melagabbro containing 3-5% disseminated pyrrhotite-chalcopyrite, while another old trench trending parallel to the shoreline about 40 m distant, exposes a much coarser grained gabbro with subhedral-euhedral plagioclase and hornblende containing patches of pyrrhotite-pyrite-chalcopyrite to 10%. The areal extent of this zone was not determined but it may represent the lateral extension of the Copper Point showing, which is along strike to the northeast.

The Copper Point showing was exposed over a 50 m strike length and a 5-10 m width by past stripping and trenching. Grid mapping by Forester Resources (1985) shows outcrops of mineralized gabbro 70 m further to the west. At its western end it appears to pinch out (or is truncated by faults) in a sequence of felsic to intermediate volcanics. Mineralized gabbro crops out again about 800 m west-southwest of Copper Point, and was mapped over a strike length of 120 m, open to the west.

Forrester tested the Copper Point zone with a fence of four shallow drill holes in 1985. Drill hole 85-1, 30 m south of the mineralized outcrops, was collared in pyroxenite (hornblendite) and intersected about 20 m of low grade disseminated sulphides (1384 ppm Cu, 614 ppm Ni over 19.97 m) from 23-43 m. The drill hole was stopped in mineralized hornblendite at 43 m, and failed to penetrate the northern contact with volcanic rocks, probably missing higher grade contact related mineralization. Drill

hole 85-2, 60 m south of the mineralized outcrops, was collared in volcanics, entering the gabbro body at 21 m down hole. The hole bottomed at 72 m in gabbro, again failing to intersect the northern contact. The best mineralization in this hole was in the upper volcanic section (1949 ppm Cu, 445 ppm Ni over 8.45 m) adjacent to the gabbro contact. The two drill holes help constrain a thickness for the gabbro/pyroxenite body of about 50 m at this point.

A third drill hole collared 120 m south of the surface showing intersected intrusive rocks logged as diorite to 93 m down hole. The relationship between this intrusive body and the gabbro/pyroxenite is not clear; however, the diorite is weakly mineralized throughout, and may be a more leucocratic phase juxtaposed by faulting. The best mineralization ran 985 ppm Cu and 458 ppm Ni over 2.7 metres (79-81.7 m).

7.3.2 GEOLOGICAL SETTING

The Rowlandson property extends from Rowlandson Lake in the east to south of Freure Lake in the west and lies along the trace of the Stull – Wunnummin Fault Zone in the south-central portion of the Bartman – Lavoie Greenstone Belt. In the vicinity of the property, the Bartman – Lavoie Greenstone Belt forms a 0.2 to 1.5 km wide, east-west trending belt of mafic and lesser felsic volcanic and volcaniclastic strata and several intrusive phases including pyroxenite, gabbro, diorite, quartz diorite and granodiorite. The Bartman – Lavoie greenstone belt is bounded by unfoliated granodiorite to granite which exposed along the southern margin of the property (Figure 10).

Gabbro and pyroxenite are exposed in the central portion of the property, where it forms a narrow, elongate east-west trending mafic/ultramafic complex which locally contains elevated Cu and Ni mineralization. Foliated dioritic to granodioritic intrusive rocks, located at Copper Point on the west end of Rowlandson Lake are inferred to form a series of subvolcanic intrusions emplaced within the volcanic sequence.

Structure on the property is dominated by a series of subparallel, east-west striking, steeply dipping shear zones which cut the intrusive and volcanic sequences and are well exposed in trenches in the Copper Point area, as well as on a

small island in the northern part of Rowlandson Lake. Shear fabrics indicate both dextral and sinistral displacements.

7.3.3 DEPOSIT TYPE AND MINERALIZATION

Past work has demonstrated the potential for both Archean shear hosted gold and Ni-Cu-PGM mineralization in the Rowlandson Lake area. Gold mineralization in the Copper Point area is hosted within and adjacent to quartz-sulphide veins in east-west tending, steeply dipping shear zones, including the # 1 and 2 Veins and the 1,400' showing (Figure 10). Historic sampling of the 1,400' showing returned bonanza values of up to 166.7 g/t gold (5.36 ounces per ton); sampling by Aurora in 2002 returned comparable grades (154.15 g/t gold).

Elevated gold values are spatially associated with abundant arsenopyrite, with lesser chalcopyrite and sphalerite. Alteration associated with shear-hosted gold mineralization includes biotite, chlorite, carbonate and silicification.

7.3.4 EXPLORATION AND DRILLING

Fieldwork conducted in the 2002 field season consisted of 12 person days of geological mapping and the collection of 31 rock samples for geochemical analysis. The sample locations are shown in Figure 10. No drilling was carried out in the 2002 program.

Gold values from the current sampling program ranged from below detection level to a high of 154.15 g/t. Geochemically, samples with elevated Au values have a strong positive correlation with As, Pb, Sb and Zn, as well as a weak positive correlation with Ag and Cu.

Ni-Cu-PGM mineralization on the properties is spatially associated with altered and moderately to heavily pyrrhotite-pyrite-chalcopyrite mineralized pyroxenite and gabbro.

Values of 154.15 and 107.55 g/t gold were obtained from grab samples (# 174613 & 174615) of a 0.3 m wide quartz-sulphide vein at the 1400' showing (Figure 10). The vein, with an azimuth of 094° to 104° dips steeply south, contains approximately 50% grayish quartz and 50% crudely banded sulphides, with pyrite, pyrrhotite, arsenopyrite, chalcopyrite and sphalerite. An alteration envelope with a width of 1.5 to 2.0 m around the vein contains strongly sheared and silicified plagioclase-hornblende porphyry with 1 to 2% very fine grained pyrite-pyrrhotite. The plagioclase-hornblende porphyry is interpreted to represent a hypabyssal mafic intrusive of dioritic to quartz dioritic composition.

Sampling of vein material and sheared and altered wallrock in the area of the # 1 and 2 veins returned values of up to 1.6 g/t Au. Based on very limited sampling in this area, the altered wallrock may carry higher grades than the quartz-sulphide vein, with wallrock samples 174612 and 174565 containing 1.6 and 0.6 g/t Au, respectively and vein samples 174610 and 174564 containing 0.020 and 0.026 g/t Au, respectively.

Grab sampling of Ni-Cu-PGM mineralization at the Peninsula, Island and Copper Point showings/occurrences is summarized in Table 5.

TABLE 5

PENINSULA, ISLAND, COPPER POINT SHOWINGS

ASSAY RESULTS NI-CU-PGM MINERALIZATION)

Showing	Sample Type	Ni ppm	Cu ppm	Pt g/t	Pd g/t
Peninsula	grab	377	1295	35	33
Island	grab	806	2700	36	23
Copper Point	average of 3 samples	1300	4700	40	41

7.3.5 ADJACENT PROPERTIES

The Rowlandson property lies immediately to the west of, and is contiguous with the Lansdowne House property of Aurora which covers a large mafic - ultramafic complex, presumably acquired for its Ni-Cu-PGM potential. In addition, this property is immediately east of Aurora's Canopener Ni-Cu-PGM Project.

7.4 PEEAGWON 1 PROPERTY

7.4.1 HISTORY

This property straddles the Stull – Wunnummin Fault Zone and hosts multiple conductors flanking a magnetic high as defined by the Inco AEM Survey. The only reported mineralization is that from the 1971 and 1972 drilling when 4 holes were completed. The results are summarized in Table 6.

TABLE 6
PEEAGWON 1 PROPERTY
INCO DRILLING RESULTS 1971 AND 1972

DDH	ANOM	UTM ZN	UTM EAST	UTM NORTH	AZ	DIP	LGTH	OB DEPTH	YR.	LITHOLOGY	COMMENT
None	14-17	16	389226	5846885							close to DH 49195
49195	14-18	16	388829	5846824	180	-50	67.7	5.5	1972	Gabbro, diabase boulders (near source)	Po, py, gph + minor cp
49196	14-125	16	388191	5846727	180	-45	36.6	3.1	1972	Andesite	po, py, gph
49110	14-13	16	387819	5846106	180	-50	155.5	22.0	1971	No log	po, py, gph
49112	14-15, 16	16	390777	5846274	360	-50	199.1	16.5	1971	No log	po, gph

7.4.2 GEOLOGICAL SETTING

The Peeagwon 1 property occupies a low lying area characterized by thick glaciolacustrine clay cover and scant outcrop exposure west of Nibinamik Lake. The property lies between the Stull – Wunnummin Fault Zone (which is inferred to cross the southwest corner of the property) and a sub-parallel secondary splay located in the

northwest part of the property (Figure 11). During reconnaissance mapping of the property, two areas of outcrop exposure were identified. The outcrops comprise strongly deformed mafic volcanic rocks containing cleavage parallel quartz veins and veinlets. Float of strongly deformed mafic volcanics containing late brecciation with infill of coarse crystalline hydrothermal chlorite was also observed. In one locality, feldspar porphyry dykes were observed cutting mafic volcanic strata and appear to have been emplaced subparallel to cleavage. The dominant foliation on the property strikes northwest and dips sub-vertical.

7.4.3 DEPOSIT TYPE AND MINERALIZATION

Outcrop in the property is scarce and no exposures of mineralization were identified. However, geophysical surveys by Inco in 1971 and 1972 over the Peeagwon 1 property area identified a series of coincident magnetic and EM conductors. Subsequent drilling by Inco intercepted chalcopyrite, pyrite and pyrrhotite mineralization hosted within mafic volcanic strata. Based on the presence of geophysical conductors and proximity to the Stull – Wunnummin Fault Zone and secondary structures, the Peeagwon claim has potential for shear hosted gold mineralization.

Four rock samples from the property were analyzed and 1 sample returned a value of 50 ppb Au while the remaining 3 were less than 10 ppb. Till samples from the property did not yield any anomalous values.

7.4.4 EXPLORATION AND DRILLING

Work on the property in 2002 consisted of 2 person days of geological mapping and the collection of 4 rock and 4 till samples. The sample locations are shown in Figure 11.

No drilling has been undertaken during the current program.

7.4.5 ADJACENT PROPERTIES

There are no immediately adjacent claims.

7.5 PEEAGWON 2 PROPERTY

7.5.1 HISTORY

Work by Inco in the early 1970's identified multiple east-west conductors. Subsequent drilling identified mafic volcanics and gabbros, suggestive of a layered mafic complex. The Inco drill results are summarized in Table 7.

TABLE 7
PEEAGWON 2 PROPERTY
INCO WORK SUMMARY 1971 AND 1972

DDH	ANOM	UTM ZN	UTM EAST	UTM NORTH	AZ	DIP	LGTH	OB DEPTH	YR.	LITHOLOGY	COMMENT
49128	15-54	16	390222	5841499	360	-50	138.4	19.8	1971	Basalt, gabbro, metaseds	po, py at gb/sed contact
None	15-56, 64, 65	16	390190	5840862						?	not drilled but in area of gabbro.
49123	15-54	16	390584	5841465	360	-50	122.0	22.9	1971	Intercalated basalt, gabbro	Gph, po
49169	15-66	16	387949	5839814	360	-50	92.7	23.8	1972	Tuff, talc-chl sch	

7.5.2 GEOLOGICAL SETTING

The Peeagwon 2 property occupies a low lying area characterized by a thin veneer of glaciolacustrine clay cover above glacial till and no observed outcrop exposure. A northeast trending esker transects the property from the southwest corner to the north central portion.

The property lies immediately south of the main trace of the Stull – Wunnummin Fault Zone and covers a series of magnetic and EM conductors defined by Inco in the 1970's. As no outcrop was observed on the property, the geology is based on Inco drilling on the property that intercepted mafic volcanic strata and related

gabbroic subvolcanic intrusive rocks. Although no outcrop was identified, examination of glacial boulders on the property identified semi-massive pyrite-pyrrhotite mineralization within a siliceous breccia.

7.5.3 DEPOSIT TYPE AND MINERALIZATION

The work by Inco suggests the property has the potential to host VMS mineralization as indicated by the conductive zones and the boulders of semi-massive sulphides. The sample (174704) from the siliceous, semi-massive sulphide boulder indicated elevated to anomalous concentrations of Pt (50 ppb), Cu (359 ppm) and Ni (172 ppm). The metal association suggests the potential for Ni-Cu-PGM mineralization.

7.5.4 EXPLORATION AND DRILLING

Field work conducted in the 2002 field season consisted of 2 person days of geological mapping and the collection of 2 rock and 8 till samples for geochemical analysis. The locations of samples are presented in Figure 11.

No drilling has been during the 2002 program.

7.5.5 ADJACENT PROPERTIES

There are no immediately adjacent claims.

7.6 PEEAGWON 3 PROPERTY

7.6.1 HISTORY

Inco completed ground geophysical surveys and drill tested a number of anomalies in 1971 and 1972. These holes intersected iron formation, tuff, andesites, dacites and rhyolites hosting pyrite, pyrrhotite and sphalerite mineralization, indicative of a VMS-type environment. Holes 49163 and 49115 intersected 70% pyrite-pyrrhotite-

chalcopyrite-sphalerite at an andesite-rhyolite contact. In hole 49115, 1.52 m at this contact assayed 4.60% Zn and 5 g/t Ag.

TABLE 8
PEEAGWON 3 PROPERTY
INCO DRILL RESULTS 1971 - 1972

DDH	ANOM	UTM ZN	UTM EAST	UTM NORTH	AZ	DIP	LGTH	OB DEPTH	YR.	LITHOLOGY	COMMENT
49115	15-37	16	393856	5837705	270	-50	154.0	14.0	1971	IF, tuff, andesite, dacite, rhyolite	po, py sp, IF; VMS environment; main mineralization not associated with main conductor
49163	15-37	16	393797	5837726	270	-50	102.1	15.2	1972	IF, tuff, andesite, dacite, rhyolite	po, py sp, IF; VMS environment; main mineralization not associated with main conductor
49165	15-37	16	393677	5837477	270	-50	193.9	26.2	1972	IF, tuff, andesite, dacite, rhyolite	po, py sp, IF; VMS environment; main mineralization not associated with main conductor

7.6.2 GEOLOGICAL SETTING

The Peeagwon 3 property lies approximately 3 km southeast of the Peeagwon 2 claim group and in the same low lying area characterized by a thin veneer of glaciolacustrine clay and till with no outcrop exposure (Figure 12).

The property is approximately 4 km southwest of the Stull-Wunnummin Fault Zone and based on Inco drilling (1971-1972) appears to be underlain by a volcanic sequence composed mainly of intermediate to felsic units with some associated iron formation, an environment favourable for the development of VMS deposits.

7.6.3 DEPOSIT TYPE AND MINERALIZATION

Inco drill holes intersected up to 70% sulphides (pyrrhotite-pyrite-chalcopyrite-sphalerite) over 1.52 m at an andesite-rhyolite contact with assays of 4.60% Zn and 5 g/t Ag over the 1.52 m interval in hole 49115. This type of intersection is

typical of stratiform VMS sulphide mineralization and indicates that additional work is required to define the identified mineralization.

7.6.4 EXPLORATION AND DRILLING

One heavy mineral sample from esker material and one heavy mineral sample from till were taken from the property. Results are pending.

No drilling was done during the 2002 program.

7.6.5 ADJACENT PROPERTIES

There are no immediately adjacent claims.

7.7 SHERIDAN PROPERTY

7.7.1 HISTORY

Aeromagnetic surveys and drilling by Conwest and Inco in the early 1970's indicate that the Peeagwon belt contains widespread and locally thick (or structurally thickened) banded iron formation (BIF) units (e.g., Conwest DH's 1, 4, 5a; CANICO DH's 49165, 49163, 49115, 49162, 49118). Although the belt does not appear to be transected by regional shear zones except along its northern margin, a prominent complex magnetic high (Sheridan anomaly) may represent a tight, structural thickened antiformal hinge zone prospective for BIF-hosted gold. This interpreted major fold hinge defines a magnetic high 4.5 x 3.0 km in extent. Conwest drill holes 4a and 5, intersected up to 24 and 16 m of sulphide facies BIF on the southeast limb of this fold (these intersections may reflect structural thickening in the hinges of parasitic folds). This prospective fold hinge zone is the most prominent of several that can be interpreted from the aeromagnetic data.

A second area of interest is the area around CANICO drill hole 49280 collared in intensely sulphidized felsic volcanics, tuff and chert (averaging over 10%

sulphides from 16-39 m downhole). A quartz vein with pyrrhotite-chalcopyrite intersected at the end of the hole (69-69.5 m) ran 4.46 g/t. The hole was stopped in this mineralized interval. A drill hole collared 2.6 km northeast of this hole (49277) intersected volcaniclastic rocks with abundant quartz-sulphide veins (20-32.6 m) and sulphide facies iron formation (32.6-37.8 m) with quartz veins. A massive pyrite lens at 40.9-41.9 m was weakly anomalous in gold (0.19 g/t).

TABLE 9

SHERIDAN PROPERTY

INCO DRILL RESULTS 1971

DDH	ANOM	UTM ZN	UTM EAST	UTM NORTH	AZ	DIP	LGTH	OB DEPTH	YR.	LITHOLOGY	COMMENT
None	15-84, 85	16	386625	5828904						Felsic volcanics? *Iron formation*	*very strong conductor*
None	15-103	16	383532	5828520						?	strong conductor w/ magnetics drilling recommended
None	15-104	16	381792	5829463						?	strong conductor w/ magnetics drilling recommended
49280	18-10,32	16	379660	5830858						Felsic brx tuff, sulphides; massive sulphides in chert	py, po, cp; qtz vein bottom of hole; 4.46 g/t gold py, po, gph
49124	18-2,7,9	16	378653	5834084	360	-45	61.0	17.4	1971	Qzite, schist	po, gph

7.7.2 GEOLOGICAL SETTING

The Sheridan property is underlain by mafic and subordinate felsic volcanic strata and related gabbro and diorite intrusive rocks which are tentatively correlated with the North Caribou greenstone belt, located approximately 65 km to the southwest. The North Caribou greenstone belt is host to iron formation hosted gold mineralization at Placer Dome's Musselwhite Mine.

In the northern and western parts (Figure 13), the property is underlain by a folded sequence of massive to pillowed mafic volcanic strata and subvolcanic gabbroic intrusions. Geological mapping in the northeastern portion of the property has identified

an area of rhyolitic volcanic rocks within this dominantly mafic volcanic sequence. Pillowed mafic sequences contain interbeds of finely laminated siliceous sedimentary rocks which are locally gossaneous. Rhyolitic to dacitic volcanic strata and siliceous sediments, including iron formation, have also been identified by Inco in drill core in what is now the northwestern part of the Sheridan property.

The southeastern part of the property is underlain by a strongly magnetic diorite body which forms a prominent aeromagnetic anomaly. Several large boulders of iron formation indicate that other lithological units are present in the area, but they were not observed *in situ* due to lack of outcrop.

The structural grain of the Sheridan Property is dominated by a pervasive north-northeast to northeast cleavage within the volcanic strata. Mapped folds on the property have axial planes that are subparallel to the dominant cleavage. Proprietary magnetic and ground EM surveys completed by Inco during the 1970's reveal a series of complex, tightly folded magnetic highs that locally contain coincident EM conductors. These anomalies are interpreted to represent the trace of folded iron formation within the bimodal volcanic sequence underlying the property.

7.7.3 DEPOSIT TYPE AND MINERALIZATION

Given the poor outcrop exposure, and the propensity for mineralized and altered exposures to weather recessively, little mineralization was identified during reconnaissance examination of the property. However, identification of bimodal volcanic strata and interbedded siliceous, locally pyritic sediments both in drill hole and on surface, indicates that the Sheridan property exhibits the potential for VMS mineralization. In addition to VMS mineralization, the presence of iron formation in float and the interpretation of magnetic and EM data indicate the potential for iron formation hosted gold mineralization. This is supported by drilling by Inco in the northwestern part of the property, which intercepted a quartz vein hosted within sulphidized iron formation that returned 4.46 g/t gold over a core interval of 0.5 m at the bottom of a drill hole.

Rock grab samples from the Sheridan property returned values of up to 200 ppb Au and 529 ppm Cu from a sample of massive pyrrhotite float. In general, rock

samples from the property contain elevated concentrations of Au, As, Cu, Pb and Zn. Two till samples collected from the property are also considered to be anomalous in gold. Three anomalous rock grab samples (174978, 174979 and 174980) came from one area in the southern part of the property (Figure 13).

7.7.4 EXPLORATION AND DRILLING

Field work conducted in June-July, 2002 consisted of 16 person days of geological mapping and the collection of 15 rock samples and three till samples for geochemical analysis. Sample locations are shown in Figure 13.

No drilling has been done during the current program.

7.7.5 ADJACENT PROPERTIES

There are no immediately adjacent properties.

7.8 KANEESOSE LAKE PROPERTY

7.8.1 HISTORY

Following their regional AEM survey Inco carried out a program of ground geophysics and diamond drilling on the property in 1970 and 1973. At that time strong conductors, some of which were underlain by peridotite carrying Ni-Cu sulphides, were identified. The results of the Inco drilling are summarized in Table 10.

TABLE 10
KANEESOSE LAKE PROPERTY
INCO DRILLING RESULTS 1970 AND 1973

DDH	ANOM	UTM ZN	UTM EAST	UTM NORTH	AZ	DIP	LGTH	OB DEPTH	YR.	LITHOLOGY	COMMENT
43414	39-10									Peridotite	Strong conductor w/ good magnetics Py, po in peridotite
43415	39-10	16	310989	5923673	270	-53	121.3	19.8	1970	Peridotite	Strong conductor w/ good magnetics Py, po in peridotite
49799	39-12	16	312272	5921723	360	-45	132.6	8.5	1973		Pipe like magnetics; no conductor
49793	39-13,18	16	313978	5921581	360	-45	106.4	16.8	1973		Mt, py, cp, pent; drilled four conductors; mag correlation excellent
49794	39-13,18	16	313484	5921475	360	-45	99.1	13.7	1973		IF, po, py;
49795	39-13,18	16	313800	5921541	180	-45	84.8	16.8	1973		Poss graph
49796	39-13,18	16	313564	5921387	360	-50	95.7	11.0	1973		Graph, po, py
49797	39-13,18	16	314030	5921574	180	-45	119.2	12.2	1973		Mt, cp, py, po, pent
49800	39-13W	16	312150	5922753	180	-45	100.0	9.8	1973		
49791	39-15, 20	16	313702	5920214	180	-45	102.1	14.0	1973		Po, py, mt, tr. cp
49792	39-15, 20	16	314931	5920165	180	-45	90.9	16.2	1973		Po, py, mt, tr. cp
57301	39-15E	16	315875	5919832	180	-45	138.7	14.9	1973		Po, py, cp
43419	39-16	16	313360	5923770	180	-50	93.3	16.8	1970		0.5' intersection of 1.64% Cu; Py, po, cp
None	39-8	16	309883	5924483							

7.8.2 GEOLOGICAL SETTING

The Kaneesose property was acquired later in the 2002 program and thus no prospecting or geological evaluation work has been carried out.

7.8.3 DEPOSIT TYPE AND MINERALIZATION

Regional considerations and the Inco drilling suggest the property hosts Ni-Cu-PGM type mineralization associated with a mafic-ultramafic complex.

7.8.4 EXPLORATION AND DRILLING

No exploration work or drilling was carried out on the property during the 2002 program.

7.8.5 ADJACENT PROPERTIES

There are no immediately adjacent claims.

7.9 RAPSON BAY PROPERTY

7.9.1 HISTORY

Satterly (1938) and Ferguson et al (1971) report four occurrences of gold mineralization in the Stull Lake area at 54°-15'N latitude, 92°-30'W longitude. These are the Birse-Richardson, the Ellard, the Stull Lake and the Wynne Syndicate Occurrence. They all report the presence of quartz veins with associated pyrite and gold across widths from 1.0 to 2.5 m and with surface samples yielding up to 4.0 oz/t Au in the Ellard occurrence. Rio Tinto Canadian Explorations Ltd. drilled 9 holes totalling 825 m (2,700 ft) in 1961 on the Ellard occurrence with the best core assaying 0.03 oz/t Au (1.03 g/t).

Work by the Ontario Geological Survey (Stone, 2001) indicates the presence of disseminated, fracture controlled and quartz vein-hosted chalcopyrite mineralization at Rapson Bay.

Approximately 25 km to the northwest of Rapson Bay on the Stull – Wunnummin Fault Zone, the northwest/southeast trending "Wolf Bay' shear zone forms a structural break, dividing the area into two domains; Hayes River Group basalts to the southwest and diverse Oxford Lake Group units to the northeast. This structure hosts significant gold mineralization on Little Stull Lake. Previous drilling on the 3W Zone returned intersections as high as 87.5 g/t Au across 2.2 m. Below the 11W Zone previous drilling returned intersections as high as 166.9 g/t Au across 2.0 m. Wolfden Resources is the present operator of this project (earning a 70% interest from Boliden Westmin (Canada) Limited).

The Monument Bay (Twin Lakes) gold deposit, discovered by Noranda in 1989 is about 25 km west of Rapson Bay. It is located on one of the splays of the Stull – Wunnummin Fault Zone, the Monument Bay Shear Zone, within an overturned

homoclinal sequence of interfingered volcanic and fluvial-clastic sedimentary rocks, striking at 080° to 100° and dipping to the north at 70° to 90°. Within these units, gold mineralization occurs in altered and sheared volcanic rocks bounded on either side by sedimentary rocks. Mineralization is hosted in silicified and sericitized sections of the shear zone. Drilling (Noranda 1989-91) at Monument Bay indicates an auriferous horizon with a strike length of at least 3.5 km, within which are a minimum of two partially delineated gold occurrences.

7.9.2 GEOLOGICAL SETTING

The Rapson Bay Property is centered on Rapson Bay and lies within the Stull Lake Greenstone Belt, along the trace of the Stull – Wunnummin Fault Zone and a second sub-parallel fault zone, informally named the Rapson Bay Fault Zone (Figure 14).

The property is underlain by 2.83 to 2.86 Ga mafic volcanic, with lesser volcanic derived sedimentary strata of the Archean Hayes River Group and 2.71 to 2.73 Ga sedimentary and intermediate to felsic volcanic tuffs of the Oxford Lake Group (Stone et al., 2001). Mafic volcanic strata of the Hayes River Group include massive to pillowed flows and interflow breccias, whereas sedimentary strata include volcanic derived wacke, sandstone and siltstone.

Volcanic and sedimentary strata of the Oxford Lake and Hayes River Group are intruded by gabbroic to dioritic and locally monzodioritic rocks of the Gilleran Intrusion in the southwest portion of the property and by granite to granodiorite rocks to the north of the property.

Structure on the Rapson Bay Property is dominated by the Stull – Wunnummin and Rapson Bay fault zones. Mapping on and around the property has identified a minimum of three phases of deformation. The intensity of deformation related to the fault zones varies from a spaced peripheral cleavage to an intense cleavage developed within chloritic and sericitic schists proximal to the fault zones. Asymmetric folds and offset of contacts indicate apparent dextral displacement related to the Stull – Wunnummin Fault Zone.

Much of the property is covered by the waters of Rapson Bay so the geological description is based on regional considerations and exposures on the adjacent shore and islands.

7.9.3 DEPOSIT TYPE AND MINERALIZATION

Mineralization on the property is centered on the Stull – Wunnummin Fault Zone /Rapson Bay Fault Zone where Aurora has focused on exploring the area for Archean shear- hosted gold mineralization. Mineralization along the major fault zones in the area include quartz-pyrite veins that locally contain tourmaline which are hosted within strongly sheared mafic to intermediate volcanic and sedimentary strata of the Hayes River and Oxford Lake Groups. Alteration along the shear zones includes sericite (possible fuchsite)-calcite alteration and peripheral chlorite-sericite-calcite-pyrite alteration. Within gabbroic rocks of the Gilleran Intrusion, mineralization adjacent to the Rapson Bay Fault Zone includes disseminated, fracture controlled and quartz vein hosted chalcopyrite, previously identified by the Ontario Geological Survey (OGS) (Stone, 2001).

Seventeen rock samples from the property and area were analyzed. Of these 11 returned gold values of 10 ppb or less with the remaining 8 giving gold values between 16 ppb and 12.09 g/t Au (12090 ppb) - sample 173433. This sample was a composite grab across 4 m of a northwest trending zone of pyrite-chalcopyrite mineralization near the southern part of the property (Figure 14). A number of samples are elevated to anomalous in As, Cu, Ni and Zn. Sample 173431 assayed 2.15% Cu.

7.9.4 EXPLORATION AND DRILLING

Exploration on the Rapson Bay Property in August 2002 consisted of helicopter and boat supported geological mapping and the collection of rock samples for geochemical analysis. In total, fourteen person days were spent completing geological mapping and sampling.

No drilling has been carried out during the 2002 program.

7.9.5 ADJACENT PROPERTIES

Contiguous to the west is a block of claims held by Bema Gold Corporation and Wolfden Resources Inc.

8. SAMPLING METHOD AND APPROACH, SAMPLE PREPARATION AND SECURITY AND DATA VERIFICATION

The field program carried out by Aurora during the June - August 2002 period was the initial field program in the area with initial target areas being chosen based on a geological compilation and on evaluation of the Inco airborne data. The field program was essentially of a prospecting / target evaluation nature, designed to quickly determine which of the target areas had apparent economic potential.

Three types of sampling were carried out during the summer 2002 regional exploration program; till sampling for heavy minerals, soil sampling for geochemical analysis and sampling of mineralization and wallrock adjacent to mineralization.

Approximately 15 kgm of basal till material was collected for processing for its heavy mineral content i.e., kimberlite indicator minerals (KIM), gold and base metal mineral grains. In some cases the raw gravel was shipped while in other cases the sample was collected by passing gravel through a 7 mm steel square screen with approximately 15 kgm of undersize being retained. Each sample was ticketed on site with the ticket number and location recorded on paper and in a computer file. Each sample bag was sealed with a security tag and then two samples were placed in a rice bag and security sealed for shipping. No duplicates of these samples were taken.

Samples were shipped to Pickle Lake on Northstar Air aircraft, transferred to Manitoulin Transport where samples were placed on a pallet, and then shrink wrapped. The samples were delivered to Overburden Drilling Management Ltd., Kanata, Ontario for processing for kimberlite indicator minerals (KIM), gold grains and base metal mineral grains.

Soil samples consisting of approximately 200 gm of C-horizon material were collected for geochemical analysis. Field samples were bagged, labelled, security sealed and then a number of samples were placed in a rice bag and security sealed. Samples were shipped as above to ALS Chemex Laboratories, Thunder Bay, Ontario. Approximately every 20 samples a duplicate was taken.

Rock samples of mineralization and adjacent wall rock mainly consisted of grab samples taken for the purpose of determining if there were elements of economic interest in the observed mineralization. No attempt was made to take representative samples, the emphasis was on determining what elements of economic interest are in the system, something about their distribution and the general orders of magnitude of their tenors. No duplicates of the rock samples were taken. The rock samples were bagged, ticketed and security sealed then shipped as described above to ALS Chemex Laboratories, Thunder Bay, Ontario.

The soil samples are being analyzed for gold using a Fire Assay Method with an Atomic Absorption finish. PGM + Au are being determined by Fire Assaying with an ICP finish and rock samples are subjected to 42 element ICP - MS analytical techniques.

Overburden Drilling Management Ltd. is a well established and recognized laboratory specifically concentrating on the processing of rock and alluvial materials for their heavy mineral content.

The ALS Chemex Group is a global laboratory organization that provides services to the mineral exploration and mining industry. Quality assurance groups in Brisbane and Vancouver continually monitor laboratory performance within the group and the ALS Chemex Group is certified to the internationally recognized standard ISO 9002.

The authors consider that the sampling and security procedures are quite adequate at this early phase of exploration. The field sampling was undertaken by or supervised by Andrew Kaip, P.Geo. and/or Tom Morris, P.Geo.

As the program moves into subsequent phases that will include more representative sampling of surface materials and diamond drilling, Aurora has a quality control program to be implemented as required. This program consists of periodic duplicate sampling plus the introduction of standards under the supervision of a Qualified Person.

Only some early sample results have been received with the majority of the results pending. No duplicate or check sampling has been carried out by the authors.

Aurora has a well developed computerized data management system. L.D.S. Winter's observance of this system indicates that it is well organized, is backed up on a regular basis and provides organized accurate data in addition to high quality drill logs, sections, maps, etc.

9. MINERAL PROCESSING AND METALLURGICAL TESTING

All properties have only recently been staked and are at a preliminary stage of exploration. As a result there have been no samples collected for mineral processing or metallurgical testing nor related studies carried out.

10. MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

There are no historical resources or reserves for any of the eight staked properties. All properties are at an early stage of exploration and no drilling has been done on any property. Therefore, there are no resource or reserve estimates for any of the eight properties based on the current preliminary work.

10.1 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanations are necessary to make this technical report understandable or not misleading.

11. INTERPRETATION AND CONCLUSION

Regional geological and structural studies carried out by Aurora in conjunction with a review of the airborne aeromagnetic data identified 45 Priority 1 targets with potential for gold and/or base metals. Following a further review involving field work in June, July and August, 2002, 8 claim groups have been staked. Expenditures to July 31, 2002 are summarized in Table 11.

TABLE 11

AEM EXPLORATION PROJECT

EXPENDITURES TO JULY 31, 2002

Exploration Expenditures		
1.	Analytical expenses	$ 2,284
2.	Geological work, prospecting and associated expenses	65,787
3.	Helicopter support	63,717
4.	Research	4,850
5.	Office and administration	11,734
	Sub-Total	$ 148,372
Acquisition Expenditures		
6.	Claim staking and associated transportation expenses	$ 68,172
7.	Miscellaneous expenses	2,947
	Sub-Total	$ 71,119
	TOTAL	$ 219,491

11.1 HARRELL LAKE PROPERTY

The Harrell Lake property covers approximately 7 km of a subsidiary shear trending west from the Stull – Wunnummin Fault Zone. Associated volcanic units appear to be dominantly intermediate tuffs overlying ultramafic units to the north. Within the tuffs a poorly exposed quartz vein up to 8 m wide with chloritized and sulphide-

bearing wallrock (pyrrhotite-pyrite-chalcopyrite) is present. A series of airborne EM/magnetic anomalies over a strike length of about 6 km lies within the volcanics and parallel to the fault zone.

Till, soil geochemical samples and rock samples have been submitted for analysis, however, results are still pending. Drilling by Inco in 1970 intersected 0.5 m averaging 3.53 g/t Au in a broad zone of low grade copper mineralization.

Based on the geological environment as well as the airborne anomalies it is considered the property has the potential to host gold mineralization of economic interest.

11.2 ROWLANDSON PROPERTY

The subject claims lie on an east-west trending subsidiary shear of the Stull – Wunnummin Fault Zone. The underlying units are dominantly mafic to felsic volcanics intruded by pyroxenite, gabbro, diorite and quartz diorite surrounded by large granitoid units. The mafic-ultramafic units probably represent a multiphase complex intruded along or adjacent to the main shear zone.

Past work has indicated the potential for both gold and Ni-Cu-PGM mineralization of economic interest. Field work by Aurora in June and July 2002 resulted in 31 rock samples and 52 till samples being collected.

Elevated gold values are associated with arsenopyrite, chalcopyrite and sphalerite mineralization. Alteration associated with the shear-hosted gold mineralization includes biotite, chlorite, carbonate and silicification.

Ni-Cu-PGM mineralization is associated with altered pyroxenite and gabbro containing pyrrhotite, pyrite and chalcopyrite.

The 2002 field work has confirmed the previously reported potential for economically significant gold and Ni-Cu-PGM mineralization and the property is considered to have excellent exploration potential.

11.3 PEEAGWON 1 PROPERTY

There is no reported outcrop on the property, however, a zone of airborne magnetic and EM anomalies are contained within the property along the trend of the Stull – Wunnummin Fault Zone.

Two earlier drill holes indicated the presence of sulphides associated with metavolcanics and airborne anomalies. Due to the presence of the Stull – Wunnummin Fault Zone and the conductive zones, it is considered the property has the potential to contain shear-hosted gold mineralization.

11.4 PEEAGWON 2 AND 3 PROPERTIES

Past work by Inco has indicated the presence of banded iron formation (BIF) and EM conductors. The potential targets are VMS type deposits plus Ni-Cu-PGM mineralization on the Peeagwon 2 claim group.

Airborne survey results (Inco survey) plus past drilling indicate conductive zones containing iron formation and massive sulphides (pyrite-pyrrhotite) in an area generally devoid of outcrop. Aurora sampled till and float in their 2002 program with complete results pending. The preliminary work suggests the potential for VMS type deposits on both properties. One sample from a siliceous, semi-massive sulphide boulder on the Peeagwon 2 property gave anomalous value in Pt, Cu and Ni.

11.5 SHERIDAN PROPERTY

Magnetic patterns suggest the presence of tightly folded iron formation with one iron formation boulder providing an assay of 210 ppb Au. The western boundary of the area appears to be formed by a NNE-trending structural zone as well as a zone of magnetic and EM anomalies. The area is considered to be underlain by mafic and felsic volcanics based on very limited bedrock exposure.

The Sheridan Property overlies Inco airborne magnetic and EM anomalies in which drilling by Inco indicated the presence of BIF-hosted gold mineralization of economic interest (4.46 g/t Au in sulphidized BIF at the bottom of one hole). Also the combination of felsic and mafic volcanics suggests the potential for VMS deposits.

11.6 RAPSON BAY PROPERTY

Gold mineralization has been identified to the northwest and west on adjacent properties along the Stull – Wunnummin Fault Zone. The subject property lies on the Stull – Wunnummin Fault Zone and a subsidiary fault, the Rapson Bay Fault Zone and there are gold-copper occurrences on the property as well as quartz-tourmaline veins which are common in Archean gold deposits. The alteration is typical of the environment hosting Archean shear-hosted gold deposits and a series of airborne magnetic and EM anomalies lie sub-parallel to the fault zones. One composite grab across 4 m returned an assay of 12.09 g/t Au.

The property is considered to be very favourable for the localization of shear-hosted gold deposits. However, since most of the property is water covered, exploration will depend heavily on geophysical surveys, their interpretation and drilling.

11.7 KANEESOSE PROPERTY

The property was staked late in the program for its potential to host layered mafic - ultramafic type mineralization with Ni-Cu-PGM potential. No program is recommended for this property at this time.

12. RECOMMENDED EXPLORATION PROGRAM AND BUDGET

Aurora has acquired 8 claim groups within Areas A and B of the AEM Exploration Project. All groups were staked based on the presence of mineralization and/or the presence of a geological environment favourable for the localization of gold, VMS or Ni-Cu-PGM mineralization of economic significance. To further evaluate the properties a two phase exploration program is recommended.

It is considered that the first phase program should be carried out during the winter months when the frozen ground permits access to all parts of the properties. It is recommended that a preliminary program consisting of line-cutting and geophysical surveys over identified targets/areas of interest on each claim group be carried out. The objective of this work is to identify preliminary drill targets for Phase 2 of the program. For each claim group a program of line-cutting, ground magnetometer and induced polarization or EM surveys is recommended. The recommended individual property programs and the total budget are presented below.

TABLE 12
RECOMMENDED EXPLORATION PROGRAMS

Property	Line-cutting line-km	Induced Polarization IP line-km	Max Min II EM line-km	Magnetometer line-km
Harrell Lake	20	20		20
Rowlandson	40	40		40
Peeagwon 1	15		15	15
Peeagwon 2	15		15	15
Peeagwon 3	15		15	15
Sheridan	40	20	20	40
Rapson Bay	40	40		40
Kaneesose	0	0	0	0
TOTAL	185	120	65	185

Phase 1

1.	Line-cutting: 185 line-km @ $300/km	$ 55,500
2.	Ground magnetometer surveys: 185 line-km @ $100/km	18,500
3.	Induced Polarization Surveys: 120 line-km @ $1,400/km	168,000
4.	Max Min II EM Survey: 65 line-km @ $300/km	19,500
5.	Mobilization and demobilization to Pickle Lake	8,000

6.	Fixed wing aircraft transport: 15 trips at $2,500/trip	50,000
7.	Helicopter support: 45 hr @ $1,000/hr	45,000
8.	Supervision, logistics	8,000
9.	Reports, maps, etc.	8,500
	Sub-Total	$ 381,000
	Contingency ~ 7%	27,000
	TOTAL	$ 408,000

Phase 2

It is considered that Phase 2 would be a preliminary drilling program to evaluate the targets identified in Phase 1.

1.	2,500 m NQ drilling at $200/m all inclusive of drilling, supervision, logging, sampling and helicopter support for moves, etc. This would provide an average of 300 m per property.	$ 500,000
2.	Fixed wing support	50,000
3.	Contingency	50,000
	TOTAL	$ 600,000

The implementation of Phase 2 would be contingent on the results obtained in Phase 1.

Andrew Kaip, P.Geo.

L.D.S. Winter, P.Geo.
September 16, 2002

REFERENCES

1. Assessment Files, Ontario Ministry Northern Development and Mines.

2. Blackburn, C.E., and Janes, D.A., 1983
   Gold Deposits in Northwestern Ontario in The geology of Gold in Ontario, A.C. Colvine Ed., Ont. Geol. Survey, Mis. Paper 110, pp. 206-209.

3. Ferguson, S.A., Groen, H.A., Haynes, R., 1971
   Gold Deposits of Ontario, Part 1, Ont. Dept. Mines, Ministry of Northern Development & Mines, Min. Res. Circ. 13.

4. Forrester Resources Ltd., (1985) OMNDM Assessment Files, Report of Work.

5. Hodgson, C.J., and Hamilton, J.V., 1988
   Gold Mineralization in the Abitibi Greenstone Belt: End-Stage Results of Archean Collisional Tectonics? Econ. Geol. Monograph 6, p. 86-100.

6. Lydon, J.W., 1993
   Volcanogenic Massive Sulphide Deposits Part 1: A Descriptive Model in Ore Deposit Models ed: Sheahan, P.A. and Cherry, M.E., Geol. Ass. Can., p. 145-153.

7. Prest, V.K., 1942
   Geology of Rowlandson Lake area, Ont. Dept. Mines, Annual Report, Vol. 49, pt 8, p. 1-9.

8. Sangster, D.F., 1972
   Precambrian Volcanogenic Massive Sulphide Deposits in Canada: A Review; Geological Survey Canada., Paper 72-22, 44 p.

9. Sangster, D.F., and Scott, S.D., 1976

Precambrian, Strata-bound, Massive Cu-Zn-Pb Sulphide Ores of North America: in Handbook of Strata-bound and Stratiform Ore Deposits, Elsevier Scientific Publishing, Amsterdam, v. 6. p. 130-221.

10. Satterly, J., 1938
Geology of the Stull Lake area, Ont. Dept. Mines, Annual Report, Vol. 46, pt 4, p. 1-31.

11. Stone, D., 2001
A Study of Indicator Minerals for Kimberlite, Base Metals and Gold; Northern Superior Province Ontario; Ont. Geol. Survey, Open File Report 6066, 140 p.

12. Thurston, P.C., 1991
Archean Geology of Ontario; Introduction in Geology of Ontario, Ontario Geological Survey Special Volume 4, Part 1, p. 73-80.

13. Thurston, P.C., Osmni, I.A., and Stone, D., 1991
Northwestern Superior Province; A Review and Terrain Analysis in Geology of Ontario, Ontario Geological Survey, Special Volume 4, Part 1, p. 81-144.

14. Wilson, B.C., 1987
Geology of the Lingman Lake Area, District of Kenora (Patricia Portion), Ont. Geol. Survey, Geol. Report 244, 43 p.

15. Winter, L.D.S., 2000
Geological Report on the Lansdowne House Property, Patricia Portion, District of Kenora, Ontario for Aurora Platinum Corporation, November 2, 2000, 15 p.

ADDITIONAL REQUIREMENTS

Not applicable since this technical report does not relate to development properties or production properties.

STATEMENT OF THE QUALIFIED PERSON

CERTIFICATE OF QUALIFICATION

I, Lionel Donald Stewart Winter do hereby certify:

1. that I am a geologist residing at 1849 Oriole Drive, Sudbury, Ontario, P3E 2W5,

2. that I graduated from the University of Toronto with a B.A.Sc. (Mining Engineering) in 1957 and from McGill University, Montreal with a M.Sc. (Applied) (Geology) in 1961,

3. that I am a life member of the Canadian Institute of Mining, the Prospectors and Developers Association of Canada, a Fellow of the Geological Association of Canada, a Member of the Association of Geologists of Ontario and a Registered Geoscientist in British Columbia (P.Geo.),

4. that I have practised my profession continuously since 1957 in technical and supervisory positions in mine production and mine geology and as an exploration geologist in technical and supervisory positions on base metal, precious metal, iron, uranium, industrial mineral and diamond projects in Canada, the United States, Brazil, Chile and Peru. I have managed and provided technical support for diamond exploration projects in both Canada and Brazil,

5. that I have worked as an independent consultant since 1981,

6. that I am a Qualified Person for the purposes of National Instrument 43-101 of the Canadian Securities Administration,

7. that I visited the project area on October 12, 2000,

8. that I have reviewed and used publically available information on the properties and area as well as information provided by Aurora Platinum Corp. in preparing the technical report, which I prepared in association with Andrew Kaip, P.Geo.,

9. that I have relied on the in house counsel of Aurora Platinum Corp. with regard to any environmental liability related to the project,

10. that I have reviewed the mineral tenure status of the recently staked claims by Aurora Platinum Corp. with the Ontario Ministry of Northern Development and Mines, Sudbury,

11. that as of the date of this certificate, I am not aware of any material fact or material change with regard to the subject matter of this report which is not reflected in the report, the omission to disclose which makes the report misleading,

12. that I own no direct or indirect interest in Aurora Platinum Corp. and Consolidated Takepoint Ventures Ltd., or any adjacent properties and I do not expect to acquire any and,

13. that I have not had any prior involvement with the properties that are the subject of the report, and,

14. that I have read and understand National Instrument 43-101 and for the purposes of this report, I am an independent Qualified Person as defined in Section 1.5 of the Instrument, and Form 43-101 and this report has been prepared in compliance with National Instrument 43-101 and Form 43-101F.

Sudbury, Ontario
September 16, 2002

L.D.S. Winter, P.Geo.

STATEMENT OF THE QUALIFIED PERSON

CERTIFICATE OF QUALIFICATION

I, Andrew Kaip, M.Sc., P.Geo. do hereby certify:

1. that I am a geologist residing at 46 West 13th Ave., Vancouver, B.C., V5Y 1V6,

2. I graduated with a B.Sc. Honours degree in geology from Carleton University in 1992, and a M.Sc. degree in economic geology from the University of British Columbia in 1997,

3. I am a member of the Association of Professional Engineers and Geoscientist of British Columbia (#26058),

4. since graduating in 1992, I have practiced my profession continuously in technical and supervisory positions as an exploration geologist on precious metal and base metal projects in Canada, Mexico, Honduras, Peru, Argentina and Bolivia,

5. I have worked as an independent consultant since 1997,

6. I am a Qualified person for the purposes of National Instrument 43-101 of the Canadian Securities Administration,

7. that I have visited the project area between June 4 and August 27, 2002,

8. that I have reviewed and used publicly available information on the properties and area as well as information provided by Aurora Platinum Corp. in preparing the technical report which I prepared in association with L.D.S. Winter, P.Geo.,

9. that I have relied on the in house counsel of Aurora Platinum with regards to any environmental liability related to the project,

10. that I have reviewed the mineral tenure status of the recently staked claims by Aurora Platinum Corp. with the Ontario Ministry of Northern Development and Mines, Sudbury,

11. that of the date of this certificate, I am not aware of any material fact or material change with regard to the subject matter in this report which is not reflected in the report, the omission to disclose which makes the report misleading,

12. that I own no direct or indirect interest in Aurora Platinum Corp. and Consolidated Takepoint Ventures Ltd., or any adjacent properties and I do not expect to acquire any land,

13. that I have not had any prior involvement with the properties that are the subject of the report, and,

14. that I have read and understand National Instrument 43-101 and for the purposes of this report, I am an Independent Qualified Person as defined in Section 1.5 of the Instrument and Form 43-101 and this report has been prepared in compliance with National Instrument 43-101 and Form 43-101F.

Vancouver, British Columbia
September 16, 2002

Andrew Kaip, M.Sc., P.Geo.

LETTER OF CONSENT

To whom it may concern:

We, the undersigned, do hereby consent to Aurora Platinum Corp. and Consolidated Takepoint Ventures Ltd. using the report entitled "Geological Report on the AEM Exploration Project Northwestern Ontario, Canada" and dated September 16, 2002 in a Prospectus or Statement of Facts or for filing with regulatory bodies as deemed necessary, however, excerpts from this report can only be used with the written permission of the authors.

Andrew Kaip, P.Geo.

September 16, 2002

L.D.S. Winter, P.Geo.


95°W
90°W
85°W
80°W
HUDSON BAY
55°N
Area 'B'
Manitoba
Ontario
Area 'A'
ATTAWAPISKAT
Area 'C'
LANSDOWNE HOUSE
PICKLE LAKE
NAKINA
50°N
THUNDER BAY
0
100
200 km

FIGURE 1
CONSOLIDATED
TAKEPOINT VENTURES INC./AURORA
AEM Exploration Project
GEOLOGICAL REPORT
LOCATION MAP
Sept., 2002


94° 00'
55° 00'
88° 00'
55° 00'
Area 'B'
53K
53J
53I
MANITOBA
ONTARIO
AEM Project Areas
Excluded Areas
Big Trout Lake
Area 'C'
53° 00'
94° 00'
53F
53G
53H
Wunnummin Lake
53° 00'
86° 00'
Area 'A'
Lansdowne House
Attawapiskat Lake
52° 00'
92° 00'
53B
53A
43D
53° 00'
86° 00'
0 10 20 30 40 50 km

FIGURE 2
CONSOLIDATED
TAKEPOINT VENTURES INC./AURORA
AEM Exploration Project
Northwestern Ontario
Sept., 2002



91° 30'
N
Bland Lake
Misikeyask Lake
HARRELL LAKE
Harrell Lake
3003272
3003271
3003270
3003269
3003268
3003267
3003266
3003265
3003264
Fawn Lake
AEM Project Area of Interest
Fawn River
Big Trout Lake
53° 45'
Kakiwi River

Group	Claim No.	Size (ha)	Recorded
Harrell Lake	3003264	16	07/02/02
Harrell Lake	3003265	16	07/02/02
Harrell Lake	3003266	16	07/02/02
Harrell Lake	3003267	8	07/02/02
Harrell Lake	3003268	16	07/02/02
Harrell Lake	3003269	16	07/02/02
Harrell Lake	3003270	16	07/02/02
Harrell Lake	3003271	16	07/02/02
Harrell Lake	3003272	8	07/02/02

AURORA PLATINUM CORPORATION
CONSOLIDATED TAKEPOINT VENTURES LTD.

AEM Exploration Project, Area B
NTS 53G-16, Nad27, UTM Zone 16

Harrell Lake Claims
Claim Map

0 .5 1 2 3 4 5 km
SCALE 1:100,000

DATE: September 2002
BY: S. Winter/rwr

File: TP_Fig3.dwg

Figure No. 3



87° 45'
Mameigwess Lake
Caulkin
Lake
52° 30'
Arneil Lake
Freure Lake
Rowlandson Lake
3003162
3003163
3003164
3003165
3003166
3003167
3003168
3003169
3003170
3003171
3003172
ROWLANDSON
Springer Lk.
Wapitotem Lake
Dearden Lk.
Colfe Lake
Claim List
Group Claim No. Size (ha) Date Recorded
Rowlandson 3003162 16 07/02/02
Rowlandson 3003163 16 07/02/02
Rowlandson 3003164 16 07/02/02
Rowlandson 3003165 16 07/02/02
Rowlandson 3003166 16 07/02/02
Rowlandson 3003167 12 07/02/02
Rowlandson 3003168 16 07/02/02
Rowlandson 3003169 16 07/02/02
Rowlandson 3003170 16 07/02/02
Rowlandson 3003171 16 07/02/02
Rowlandson 3003172 16 07/02/02
AURORA PLATINUM CORPORATION
CONSOLIDATED TAKEPOINT VENTURES INC.
AEM Exploration Project, Area A
NTS 43D-5, Nad27, UTM Zone 16
Rowlandson Claims
Claim Map
0 .5 1 2 3 4 5 km
SCALE 1:100,000
DATE: September 2002
BY: S. Winter/rwr
File: TP_Fig4.dwg
Figure No. 4



Group Claim No. Size (ha) Date Recorded
Peeagwon 1 3001333 16 07/02/02
Peeagwon 1 3001334 16 07/02/02
Peeagwon 2 3001335 16 07/02/02
Peeagwon 2 3003249 16 07/02/02
Peeagwon 2 3003250 16 07/02/02
Peeagwon 3 3001336 16 07/02/02
Peeagwon 3 3001337 16 07/02/02
Sheridan 3003235 16 07/02/02
Sheridan 3003236 16 07/02/02
Sheridan 3003237 16 07/02/02
Sheridan 3003238 16 07/02/02
Sheridan 3003239 16 07/02/02
Sheridan 3003240 16 07/02/02
Sheridan 3003241 16 07/02/02
Sheridan 3003242 8 07/02/02
Sheridan 3003243 16 07/02/02
Sheridan 3003244 16 07/02/02
Sheridan 3003245 16 07/02/02
Sheridan 3003173 16 07/02/02
Sheridan 3003174 16 07/02/02
Sheridan 3003175 16 07/02/02
Sheridan 3003176 16 07/02/02
Sheridan 3003177 16 07/02/02
Sheridan 3003178 16 07/02/02
Sheridan 3003179 16 07/02/02
Sheridan 3003180 16 07/02/02
Sheridan 3003181 16 07/02/02
Sheridan 3003182 16 07/02/02
Sheridan 3003183 16 07/02/02
Sheridan 3003184 16 07/02/02
Sheridan 3003185 16 07/02/02
PEEAGWON 1
3001333
3001334
52° 45'
Peeagwon Creek
PEEAGWON 2
3003250
3003249
3001335
3001336
3001337
PEEAGWON 3
Bucheski Lake
SHERIDAN
3003173
3003174
3003175
3003176
3003179
3003178
3003177
3003180
3003181
3003182
3003183
3003184
3003185
3003237
3003236
3003235
3003238
3003239
3003240
3003241
3003245
3003244
3003243
3003242
52° 45'
AURORA PLATINUM CORPORATION
CONSOLIDATED TAKEPOINT VENTURES LTD.
AEM Exploration Project, Area A
NTS 53A-10 & 15, Nad27, UTM Zone 16
Sheridan and Peeagwon Claims
Claim Map
0 .5 1 2 3 4 5 km
SCALE 1:100,000
DATE: September 2002
BY: S. Winter/rwr
File: TP_Fig5.dwg
Figure No. 5


89° 45'
KANEESOSE LAKE
AEM Project Area of Interest
3003263
3003262
3003261
3003260
3003259
3003258
3003257
3003256
3003255
3003254
3003253
53° 22' 30"
Kaneesose Lake
Ashewelg River

Group	Claim No.	Size (ha)	Recorded
Kaneesose Lake	3003253	8	07/02/02
Kaneesose Lake	3003254	16	07/02/02
Kaneesose Lake	3003255	16	07/02/02
Kaneesose Lake	3003256	16	07/02/02
Kaneesose Lake	3003257	16	07/02/02
Kaneesose Lake	3003258	16	07/02/02
Kaneesose Lake	3003259	8	07/02/02
Kaneesose Lake	3003260	16	07/02/02
Kaneesose Lake	3003261	8	07/02/02
Kaneesose Lake	3003262	16	07/02/02
Kaneesose Lake	3003263	16	07/02/02

AURORA PLATINUM CORPORATION
CONSOLIDATED TAKEPOINT VENTURES LTD.

AEM Exploration Project, Area C

NTS 53H-5, Nad27, UTM Zone 16

Kaneesose Claims
Claim Map

0 .5 1 2 3 4 5 km

SCALE 1:100,000

DATE: September 2002
BY: S. Winter/rwr

File: TP_Fig6.dwg

Figure No. 6



54° 30'
530000 mN
92° 30'
540000 mN
Stull River
Utm Grid North
3003428
3003427
3003425
3003426
Rapson Bay
6030000 mN
3003424
3003423
3003422
3001330
3001332
3003421
Stull Lake
Wynne Bay
Gilleran Lake
6020000 mN
AEM Exploration Project, Area B
0 .5 1 2 3 4 5 km
SCALE 1:100,000

AURORA PLATINUM CORPORATION
CONSOLIDATED TAKEPOINT VENTURES LTD.
AEM Exploration Project, Area B
NTS 53H-5, Nad27, UTM Zone 16

Rapson Bay Claims
Claim Map

DATE: September 2002
BY: S. Winter/rwr
File: TP_Fig7.dwg
Figure No. 7


Yelling Lake
Northern Superior Terrane
Oxford Lake-Stull Lake Terrane
Ellard Lake - Blackbear River
6-Rapsn Bay
Sachigo River
Stull Lake
Rapson Bay Gabbro
South Kenyon Fault
North Kenyon Fault
Winisk River Fault
Munro Lake Terrane
Stull Wunnummin Fault
Big Trout Lake - Swan Lake
Pierce - Ponask - Sachigo
5-Harrell Lake
Lingman Lake
Big Trout Lake Layered complex
Muskrat Dam
4-Kanpesose
Kasabonika Lake
North Caribou Terrane
Sandy Lake
Ekwan River Fault
Favourable Lake (Berens River)
2-Peeagwon (1 to 3)
Wunnummin Lake
Nibinak Lake Gabbro
North Caribou Greenstone Belt
Musselwhite
3-Sheridan
Lansdowne House Layered Complex
Fishtrap Lake Layered Complex
Peeagwon
Upper Windigo Lake
North Caribou Lake - Talogan Lake Shear Zone
1-Rowlandson
Bartman-Lavole
Horseshoe Lake
Lansdowne House
0 20 40 60 80 100 km
94° 00'
55° 00'
88° 00'
53° 00'
92° 00'
52° 00'
86° 00'
5-Harrell Lake
Property Location

FIGURE 8
AURORA PLATINUM CORPORATION
CONSOLIDATED TAKEPOINT VENTURES LTD.
AEM Exploration Project
GEOLOGICAL REPORT
September, 2002

Regional Geology,
Canadian Shield,
Northwestern Ontario
(after Thurston et al., 1991)


Misikoyask Lake
Fault
INCO EM conductor
0.101 opt Au/0.5m
173478
173451
173455
173468 to 71
5070000 mN
LEGEND
INCO Anomaly
Rock Sample
AEM Exploration Project
Harrell Lake
Property Geology
Sample Location Map

After A.Kaip, M.Sc, P.Geo. And F.Childe, Ph.D, P.Geo., September 10, 2002

Figure 9


LEGEND
Rock Sample
INCO Anomaly
Granite
Gabbro
Mafic volcanics
Granite
Granite
Gabbro
Peninsula Showing
Gabbro
Gabbro
Copper Point
Island Showing
Gabbro
Mafic Volcanics
Granite
Granite
Granite
Mafic Volcanics
1400' Zone
Gabbro
Mafic Volcanics
#1 & #2 Veins
Granite
AEM Exploration Project
Property Geology
Sample Location Map

After A.Kaip, M.Sc, P.Geo. And F.Childe, Ph.D, P.Geo., September 10, 2002

Figure 10


LEGEND
Rock Sample
Till Sample
Ground EM conductor
INCO Anomaly
MAG High
Nibinamik Lake
Peeagwon 1
Peeagwon 2
Fault
SWFZ
Creek
174938
174935
174934
174704, 705
AEM Exploration Project
Peeagwon 1 & 2
Property Geology
Sample Location Map

After A.Kaip, M.Sc, P.Geo. And F.Childe, Ph.D, P.Geo., September 10, 2002

Figure 11



Utm Grid North
5850000mN
Nibinamik Lake
PEEAGWON 1
3001333
3001334
Peeagwon Creek
PEEAGWON 2
3003249
3001335
3003250
5840000mN
PEEAGWON 3
Inco EM Anomaly
3001336
3001337
385000mE
395000mE

AEM Exploration Project	
Peeagwon 3 Claim NTS 53A-10 & 15, Nad27, UTM Zone 16	
Claim and EM Anomaly Location	
0 .5 1 2 3 4 5 km SCALE 1:100,000	
DATE: September 2002 BY: DGI/rwr	File: TP_Fig12 Figure No. 12


LEGEND
Rock Sample
Till Sample
Ground EM conductor
INCO Anomaly
MAG High
AEM Exploration Project
Sheridan
Property Geology
Sample Location Map
5830000 mN
5825000 mN
Poorgrass
Creek

After A.Kaip, M.Sc, P.Geo. And F.Childe, Ph.D, P.Geo., September 10, 2002

Figure 13


Granite
535000 mE
540000 mE
Granite
6035000 mN
6035000 mN
Granite
Hays River Group
LEGEND
Granite
Granodiorite
Gilleran Complex
Gabbro
Diorite to granodiorite
Oxford Lake Group
Hayes River Group
Hays River Group
173440
173441
173439
173428
173427
173425
173426
Gabbro
173444
173443
173438
173437
173429
173430
Granodiorite
Oxford Lake Group-Volcanics
INCO MAG High
6030000 mN
6030000 mN
Gabbro
SWFZ
173436
Rapson Bay
Hays River Group
RBFZ
173431
173435
173433
173432
173434
Oxford Lake Group-Volcanics
Oxford Lake Group-Sediments
Oxford Lake Group-Volcanics
Gabbro
Gabbro
Gabbro
AEM Exploration Project
Rapson Bay
Property Geology
Sample Location Map
6025000 mN
Gabbro
to
Granodiorite
535000 mE
0
0.5
1
2

After A.Kaip, M.Sc, P.Geo. And F.Childe, Ph.D, P.Geo., September 10, 2002

Figure 14

REPORT PURSUANT TO

SECTION 101 OF THE SECURITIES ACT (ONTARIO)
SECTION 111 OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 141 OF THE SECURITIES ACT (ALBERTA)
NATIONAL INSTRUMENT 62-103

1. Name and address of the offeror

Aurora Platinum Corp. (the "Offeror")
Suite 1650, 701 West Georgia Street
Vancouver, B.C. V7Y 1C6

2. Designation and number or principal amount of securities and the offeror's security-holding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release and whether it was ownership or control that was acquired

On January 30, 2003 the Offeror purchased, by way of private placement, 200,000 units at $1.00 per unit from Lake Shore Gold Corp. (the "Issuer"). Each unit consisted of one common share and one half share purchase warrant. 200,000 shares represent 0.89% of the outstanding shares of the Issuer after completion of the private placement.

3. Designation and number or principal amount of securities and the offeror's securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release

The Offeror now beneficially owns 13,200,000 common shares (representing 58.8% of the Issuer's outstanding shares) and 650,000 share purchase warrants convertible into 650,000 common shares.

4. Designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragr aph (3) over which

(i) the offeror, either alone or together with any joint actors, has ownership and control

See 3. above.

(ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor

Not applicable.

(iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership

Not applicable.

5. **Name of the market in which the transaction or occurrence that gave rise to the news release took place**

The transaction occurred as part of a private placement of securities from the treasury of the Issuer.

6. **Purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer**

The Offeror acquired the securities for investment purposes. The Offeror has no current intention to increase the beneficial ownership, control or direction of the Issuer.

7. **General nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities**

None.

8. **Names of any joint actors in connection with the disclosure required by this report.**

Not applicable.

9. **In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value of the consideration paid by the offeror.**

The Offeror paid $1.00 per unit subscribed for pursuant to this private placement. See 2. above.

10. **If applicable, a description of any change in any material fact set out in a previous report by entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer's securities.**

Not applicable.

DATED at Vancouver, B.C. this 30th day of January 2002.

Aurora Platinum Corp.
By: *"Thomas W. Beattie"*
Thomas W. Beattie
Vice President, Corporate Development